As filed with the Securities and Exchange Commission on September 13, 2002
Registration No. 333-97781

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

FORM S-4
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

SYMMETRICOM, INC.
(Exact name of registrant as specified in its charter)

Delaware	3661	95-1906306
(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification Number)

2300 Orchard Parkway
San Jose, CA 95131
(408) 433-0910
(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Thomas W. Steipp
President and Chief Executive Officer
SYMMETRICOM, INC.
2300 Orchard Parkway
San Jose, CA 95131
(408) 433-0910
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Richard S. Bebb Kerry T. Smith Pillsbury Winthrop Llp 2550 Hanover Street Palo Alto, CA 94304 Phone: (650) 233-4500 Facsimile: (650) 233-4545	Erik H. van der Kaay President and Chief Executive Officer Datum Inc. 9975 Toledo Way Irvine, CA 92618 Phone: (949) 598-7500	Lawrence B. Cohn Robert E. Rich Daniel P. Murphy Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 Phone: (949) 725-4000 Facsimile: (949) 725-4100

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effectiveness of this registration statement and the effective time of the merger of a wholly owned subsidiary of the registrant with and into Datum as described in the Agreement and Plan of Merger dated as of May 22, 2002.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

A PROPOSAL TO MERGE OUR COMPANIES

To the stockholders of Symmetricom, Inc. and Datum Inc.

The boards of directors of Symmetricom and Datum have agreed to merge our two companies. Under the proposed merger, Datum will become a wholly-owned subsidiary of Symmetricom. We believe that this merger will create a company better positioned to achieve a strong viable presence in a highly competitive global telecommunications marketplace than either company could achieve separately, partly as a result of anticipated cost reductions, but also because the combined company will have a broader mix of quality products, skills and customer relationships, an enhanced scale for product development, marketing and international distribution, and greater market capitalization and exposure, all of which we expect to enhance stockholder value.

If the merger is completed, holders of Datum common stock will receive 2.7609 shares of Symmetricom common stock for each share of Datum common stock they hold, subject to adjustments to reflect the effect of any stock split, stock dividend, reorganization or similar change in Symmetricom or Datum common stock or possible downward adjustment if certain Datum merger expenses exceed $4.9 million. Symmetricom stockholders will continue to own their existing shares after the merger. Symmetricom will issue approximately 17.39 million shares of Symmetricom common stock to Datum stockholders in the merger, based on the outstanding shares of Datum on September 3, 2002. These shares will represent an estimated 44% of the outstanding Symmetricom common stock after the merger, without giving effect to the approximately 2.6 million shares of Symmetricom common stock that Symmetricom will issue if Symmetricom’s proposed merger with TrueTime, Inc. is completed. Shares of Symmetricom will continue to be listed on the Nasdaq National Market under the ticker symbol “SYMM.”

The value per share of the Symmetricom common stock that Datum stockholders will receive in the merger is currently unknown and may be less than the current market value per share of Symmetricom common stock.

The boards of directors of both Symmetricom and Datum have approved the merger and recommend that their respective stockholders vote FOR the merger proposal. This joint proxy statement/prospectus contains information about the merger.

We encourage you to read this entire document carefully before voting. In particular, you should carefully consider the discussion in the section entitled “ Risk Factors” beginning on page 16 of this joint proxy statement/prospectus.

The dates, times and places of the meeting are:

For Symmetricom stockholders: Tuesday, October 29, 2002 at 10:00 a.m. 2300 Orchard Parkway, San Jose, California	For Datum stockholders: Tuesday, October 29, 2002 at 10:00 a.m. 9975 Toledo Way, Irvine, California

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting, it is critical that your shares be represented. Accordingly, PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY YOUR PROXY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE. You may attend the meeting and vote your shares in person if you wish, even if you have previously returned your proxy.

Thomas W. Steipp President and Chief Executive Officer Symmetricom, Inc.	Erik H. van der Kaay President and Chief Executive Officer Datum Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Symmetricom stock to be issued in connection with the merger or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
This Proxy Statement/Prospectus is dated September 18, 2002, and is first being mailed to stockholders on or about September 24, 2002.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Symmetricom from other documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone from Symmetricom at the following address:

Symmetricom, Inc.
2300 Orchard Parkway
San Jose, CA 95131
Attn: Corporate Secretary
(408) 433-0910

If you would like to request any documents, please do so by October 22, 2002 in order to receive them before the stockholder meetings.

See “Where You Can Find More Information” on page 122.

Notice of 2002 Annual Meeting of Stockholders of Symmetricom

Meeting Date: Tuesday, October 29, 2002

Meeting Time: 10:00 a.m., local time

Meeting Location: Symmetricom offices, 2300 Orchard Parkway, San Jose California

Purpose of the Annual Meeting:

1.    Vote on the proposed issuance of shares of Symmetricom common stock to stockholders of Datum Inc. in connection with the merger between Datum and a wholly-owned subsidiary of Symmetricom;

2.    Ratify and approve the appointment of Deloitte & Touche LLP as Symmetricom’s independent auditors for the current fiscal year;

3.    Elect nominees to Symmetricom’s board of directors; and

4.    Transact such other business as may properly come before the meeting or any and all postponements or adjournments thereof.

Admission:

All stockholders and representatives whom stockholders have authorized in writing are cordially invited to attend the annual meeting.

Voting:

Only stockholders of record on September 17, 2002 are entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the annual meeting. A complete list of stockholders entitled to vote at the annual meeting will be available at the secretary’s office at 2300 Orchard Parkway, San Jose, California, for ten days before the meeting.

Your vote is important. Whether or not you plan to attend the meeting, please complete, sign, date and return your proxy card in the enclosed postage prepaid envelope promptly. Your proxy may be revoked at any time prior to the annual meeting by written request to the Secretary of Symmetricom, by voting in person at the annual meeting, or by submitting a later-dated proxy.

William Slater
Secretary

San Jose, California
September 18, 2002

Notice of Special Meeting of Stockholders of Datum

To the stockholders of Datum:

Meeting Date: Tuesday, October 29, 2002

Meeting Time: 10:00 a.m., local time

Meeting Location: Datum offices, 9975 Toledo Way, Irvine California

Purpose of the Special Meeting:

Vote on the approval and adoption of the Agreement and Plan of Merger, dated May 22, 2002, by and among Datum, Symmetricom, Inc. and a wholly-owned subsidiary of Symmetricom, pursuant to which a wholly-owned subsidiary of Symmetricom will be merged with and into Datum, with Datum surviving as a wholly-owned subsidiary of Symmetricom.

Admission:

Datum cordially invites all stockholders and representatives whom stockholders have authorized in writing to attend the special meeting.

Voting:

Only stockholders of record on September 17, 2002 are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. A complete list of stockholders entitled to vote at the annual meeting will be available at the secretary’s office at 9975 Toledo Way, Irvine, California, for ten days before the meeting.

Your vote is important. Whether or not you plan to attend the meeting, please complete, sign, date and return your proxy card in the enclosed postage paid envelope promptly. Your proxy may be revoked at any time prior to the special meeting by written request to the Secretary of Datum, by voting in person at the special meeting, or by submitting a later-dated proxy.

Robert J. Krist
Secretary

Irvine, California
September 18, 2002

Historical and Comparative Per Share Data	13
Historical and Pro Forma Per Share Market Price Information	14

    i

    ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    When and where are the stockholder meetings?

A:    Each company’s meeting will take place on October 29, 2002 at 10:00 a.m., local time. Datum’s meeting will be held at 9975 Toledo Way, Irvine, California. Symmetricom’s meeting will be held at 2300 Orchard Parkway, San Jose, California.

Q:    What do I need to do now?

A:    Mail your signed and dated proxy card in the enclosed return envelope as soon as possible so your shares will be represented at the meeting. In order to be sure that your vote is counted, please submit your proxy as instructed on your proxy card even if you plan to attend the meeting in person.

Q:    As a Datum stockholder what will I receive in the merger?

A:    You will receive 2.7609 shares of Symmetricom common stock for each share of Datum common stock that you own (subject to adjustment to reflect the effect of any stock split, stock dividend, reorganization or similar change in Symmetricom or Datum common stock, or possible downward adjustment if certain of Datum’s merger expenses exceed $4.9 million). However, you will only receive whole shares. You will receive cash for any fractional share. For example, if you own 1,000 shares of Datum common stock, it is anticipated that you will receive 2,760 shares of Symmetricom common stock, plus an amount in cash equal to the value of 0.9 share of Symmetricom common stock.

Q:    What does my board of directors recommend?

A:    The board of directors of Datum unanimously recommends that its stockholders vote to adopt and approve the merger agreement. The board of directors of Symmetricom unanimously recommends that its stockholders vote in favor of the issuance of Symmetricom common stock in connection with the merger.

Q:    Why are the two companies proposing to merge?

A:    Symmetricom and Datum are proposing to merge because we believe the combined company will be better positioned to achieve a strong viable presence in a highly competitive global telecommunications marketplace than either company could achieve separately, partly as a result of anticipated cost reductions, but also because the combined company will have a broader mix of quality products, skills, and customer relationships, an enhanced scale for product development, marketing and international distribution, and greater market capitalization and exposure, all of which we expect to enhance stockholder value.

Q:    Why is it important for me to vote?

A:    We cannot complete the merger without Datum stockholders holding a majority of Datum’s outstanding shares voting to adopt and approve the merger agreement, and Symmetricom stockholders voting in favor of the issuance of Symmetricom common stock in connection with the merger.

Q:    What if I don’t vote?

A:    If you are a Symmetricom stockholder and you do not give voting instructions to your broker or you do not vote, you will, in effect, be losing your opportunity to vote on the issuance of common stock in connection with the merger.

If you are a Datum stockholder and do not give voting instructions to your broker or you do not vote, you will, in effect, be voting against the merger and merger agreement.

Q:    What if I want to change my vote?

A:    You should send in a signed proxy card dated later than your first proxy to your company’s transfer agent or secretary before your meeting. Or, you can attend your meeting in person and vote. You may also revoke your proxy by sending a notice of revocation to your company’s secretary.

Q:    If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:    If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote them on the merger. Therefore, you should be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker to see if it offers telephone or internet voting.

Q:    Are there risks I should consider in deciding whether to vote for the merger?

A:    Yes. For example, the number of shares of Symmetricom common stock that Datum stockholders will receive will not change even if the market price of Symmetricom common stock increases or decreases before the completion of the merger. We urge you to obtain current market quotations of Symmetricom common stock and Datum common stock. In evaluating the merger, you should carefully consider these and other risks discussed in the section entitled “Risk Factors” beginning on page 16.

Q:    Will Datum stockholders be able to trade the Symmetricom stock they receive in the merger?

A:    Yes. All shares of Symmetricom common stock received in the merger will be freely transferable unless you are considered an “affiliate” of Datum for purposes of the Securities Act of 1933, or the Securities Act. Shares received by persons who are deemed affiliates of Datum may only be sold pursuant to a registration statement, an exemption under paragraph (d) of Rule 145 under the Securities Act or under another exemption under the Securities Act. In addition, the directors and executive officers of each Symmetricom and Datum have further agreed to restrict the transferability of certain of the Symmetricom shares they hold or are to receive in the merger during the first year following the merger.

Q:    Will there be any changes in my rights as a stockholder?

A:    Yes. As a stockholder of Datum, your rights are governed by Datum’s certificate of incorporation and Datum’s bylaws. After completion of the merger, you will become a stockholder of Symmetricom. As a Symmetricom stockholder, your rights will be governed by Symmetricom’s amended and restated certificate of incorporation and Symmetricom’s bylaws. For a more detailed description of differences in your stockholder rights, see the section of this proxy statement/prospectus entitled “Comparison of Stockholder Rights” beginning on page 112.

Q:    Should I send in my stock certificates now?

A:    No. If the merger is completed, we will send Datum stockholders written instructions for exchanging their Datum share certificates for Symmetricom share certificates. Symmetricom stockholders will keep their existing certificates.

Q:    When will Datum stockholders receive the shares of Symmetricom common stock to be exchanged for Datum shares?

A:    Soon after the merger closes the transfer agent will mail you a transmittal letter with instructions for the surrender of your Datum share certificate. You will need to complete the letter of transmittal and return your Datum share certificate.

Q:    When do you expect the merger to occur?

A:    We are working to complete the merger as soon as possible. Assuming we receive the required stockholder and regulatory approvals, we expect to complete the merger in the fourth calendar quarter of 2002.

Q:    What is expected to happen to Datum after the merger?

A:    Datum will become a wholly-owned subsidiary of Symmetricom.

Q:    Is the Datum merger contingent upon Symmetricom’s closing its pending acquisition of TrueTime, Inc.?

A.    No. Under the Datum merger agreement it is not a condition that Symmetricom complete the TrueTime acquisition.

Q:    Who do I call if I have questions about the meetings or the merger?

A:    Symmetricom stockholders may call 1-408-433-0910. Datum stockholders may call 1-949-598-7501.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this document and the documents we have referred you to, including the merger agreement attached as Annex A to this proxy statement/prospectus. In addition, we incorporate by reference important business and financial information about Symmetricom into this proxy statement/prospectus. You may obtain without charge the information incorporated by reference by following the instructions in the section entitled “Where You Can Find More Information” on page 122.

Who We Are

DATUM INC.
9975 Toledo Way
Irvine, CA 92618
(949) 598-7500

Datum designs, manufactures and markets a wide variety of high-performance time and frequency products, such as cesium atomic clocks, used to synchronize the flow of information in telecommunications networks. Datum supplies precise timing products for computing networks, satellite systems, electronic commerce, and test and measurement applications. Datum also provides time and frequency products and systems for a wide range of scientific and industrial test and measurement applications, including missile guidance, geographic mapping and electric utility operations.

SYMMETRICOM, INC.
2300 Orchard Parkway
San Jose, CA 95131
(408) 433-0910

Symmetricom designs, manufactures and markets products for the global telecommunications industry. It provides the world’s telecommunication service providers with innovative synchronization, timing, frequency, access and broadband products, as well as professional services. These products and services play a significant role in the operation, bandwidth utilization, and quality of services of wireline, wireless and broadband communications networks.

Why We Recommend the Merger

(see pages 37 through 38 and pages 45 through 46)

We believe the combined company will be better positioned to achieve a strong viable presence in a highly competitive global telecommunications marketplace than either company could achieve separately, partly as a result of anticipated cost reductions, but also because the combined company will have a broader mix of quality products and skills, an enhanced scale for product development, marketing and international distribution, and greater market capitalization and exposure, all of which we expect to enhance stockholder value. Of course these benefits depend on our ability to obtain the necessary approvals for the merger and on other uncertainties described under “Risk Factors” beginning at page 16. To review Datum’s reasons for the merger in greater detail, see pages 37 through 38. To review Symmetricom’s reasons for the merger in greater detail, see pages 45 through 46.

To Symmetricom stockholders:    The Symmetricom board of directors has unanimously approved the merger agreement and determined that the merger and the issuance of common stock in connection with the merger are fair to, and in the best interests of, its stockholders. The Symmetricom board recommends that Symmetricom stockholders vote FOR the issuance of Symmetricom common stock in connection with the merger at the Symmetricom annual meeting.

To Datum stockholders:    Datum’s board of directors has unanimously approved the merger agreement and determined that the terms are fair to, and in the best interests of, the Datum stockholders. The Datum board recommends that Datum stockholders vote FOR approval and adoption of the merger agreement at the Datum special meeting.

Opinion of Symmetricom’s Financial Advisor

(see page 47)

In connection with the merger, RBC Dain Rauscher Inc., or RBC, a member of RBC Capital Markets,

delivered its opinion as to the fairness, from a financial point of view, to Symmetricom of the merger consideration, i.e. the price payable in shares of Symmetricom common stock per share of Datum common stock under the exchange ratio provisions of the merger agreement. The full text of RBC’s written opinion is attached to this joint proxy statement/prospectus as Annex B. We urge Symmetricom’s stockholders to read RBC’s opinion carefully and in its entirety to understand the procedures followed, the assumptions made, the matters considered and the limitations on the review undertaken by RBC in rendering its opinion. RBC’s opinion was directed to the Symmetricom board of directors and does not constitute a recommendation to any stockholder as to any matter relating to the merger.

Opinion of Datum’s Financial Advisor

(see page 38)

In connection with the proposed merger, Datum’s financial advisor, Robertson Stephens, Inc., delivered a written opinion to Datum’s board of directors as to the fairness, as of that date and from a financial point of view, of the exchange ratio provided for in the merger agreement. The full text of the Robertson Stephens’ written opinion, dated May 22, 2002, is attached to this joint proxy statement/prospectus at Annex C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Robertson Stephen’s opinion was directed to the Datum board of directors and does not constitute a recommendation to any stockholder as to any matter relating to the merger.

What Datum Stockholders Will Receive in the Merger

(see page 89)

As a result of the merger, Datum stockholders will receive 2.7609 shares of Symmetricom common stock for each share of Datum common stock, subject to adjustment to reflect the effect of any stock split, stock dividend, reorganization or similar change in Symmetricom or Datum common stock, or possible downward adjustment if certain Datum merger expenses exceed $4.9 million.

Symmetricom will not issue any fractional shares. Datum stockholders will receive a cash payment in lieu of any fractional shares which he or she would otherwise receive.

On September 10, 2002, the closing price per share of Symmetricom common stock on the Nasdaq National Market was $3.10. Applying the exchange ratio to this Symmetricom price, holders of Datum common stock would be entitled to receive Symmetricom stock with a market value of approximately $8.56 for each share of Datum stock. However, the market price for Symmetricom common stock is likely to change before the merger. You are urged to obtain current price quotes for Symmetricom common stock. See “Risk Factors” beginning on page 16.

The shares of Symmetricom common stock will be listed on the Nasdaq National Market under the ticker symbol “SYMM.”

Federal Income Tax Consequences

(see page 56)

It is a condition to the obligation of Datum to complete the merger that Datum receive a legal opinion from outside counsel that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. Accordingly, in general, the transaction has been structured so that the companies themselves, as well as holders of Datum stock, will not recognize gain or loss for U.S. federal income tax purposes on the exchange of their Datum stock for Symmetricom stock in the merger, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Symmetricom stock. You should consult your own tax advisor regarding the tax consequences of the merger to you. For a more detailed description of the anticipated tax consequences of the merger, see the section of this proxy statement/prospectus entitled “Material Federal Income Tax Consequences of the Merger” beginning on page 56.

Ownership of Symmetricom After the Merger

Applying an exchange ratio of 2.7609, Symmetricom will issue approximately 17.39 million shares of its common stock to Datum stockholders in the merger. The shares of Symmetricom common stock to be issued to Datum stockholders in the merger will represent approximately 44% of the outstanding Symmetricom common stock after the merger, without giving effect to the proposed issuance of approximately 2.6 million shares of Symmetricom common stock pursuant to Symmetricom’s pending acquisition of TrueTime, Inc. This estimated 17.39 million shares of Symmetricom common stock is based on the number of Symmetricom shares outstanding on August 28, 2002 and the number of Datum shares outstanding on September 3, 2002, and does not take into account approximately 4.2 million Symmetricom shares to be reserved for Datum stock options and warrants outstanding, or stock options or other equity-based awards or any other shares which may be issued before the merger as allowed by the merger agreement.

Stockholder Vote Required to Approve the Merger

(see page 103)

For Symmetricom stockholders:    Approval of the issuance of Symmetricom common stock in connection with the merger requires the affirmative vote of a majority of the votes cast for and against the common stock issuance, provided that the total number of votes cast for and against the common stock issuance represents at least a majority of Symmetricom’s outstanding shares. Symmetricom’s directors, executive officers and their affiliates who control in aggregate approximately 0.5% of Symmetricom’s outstanding voting power as of August 28, 2002 (excluding options exercisable and unexercisable), have entered into support agreements with Datum whereby each agrees to vote his or its shares in favor of the merger.

For Datum Stockholders.    Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Datum common stock. Datum’s executive officers, directors, and their affiliates, who control in aggregate approximately 4.2% of Datum’s outstanding voting power as of September 3, 2002, have entered into support agreements with Symmetricom whereby each agrees to vote his, her or its shares in favor of the merger.

Appraisal Rights Are Not Available

(see page 58)

The holders of Symmetricom and Datum common stock do not have any right to an appraisal of the value of their shares in connection with the merger.

Board of Directors of Symmetricom After the Merger

(see page 95)

Upon the merger’s closing, the board of directors of Symmetricom will be increased from six to nine directors, and will consist of the six directors elected at the Symmetricom annual meeting, plus three new directors who are to be selected jointly by Symmetricom and Datum to fill the three additional board seats. The three jointly selected directors will include Datum’s current chairman of the board, Mr. Erik van der Kaay, plus two others to be chosen from among those serving on Datum’s board of directors. Mr. van der Kaay shall serve as chairman of the Symmetricom board following the merger.

The Interests of Certain Datum Officers and Directors in the Merger May Differ from Datum Stockholders’ Interests

(see page 54)

When you consider the Datum board’s recommendation that Datum stockholders vote in favor of the merger agreement and the merger, you should be aware that a number of Datum officers and directors may have interests in the merger that may be different from, or in addition to, the interests of Datum stockholders generally.

Accounting Treatment

(see page 57)

Symmetricom will account for this merger under the purchase method of accounting for business combinations.

Completion of the Merger is Subject to Certain Conditions

(see page 97)

The completion of the merger depends upon the satisfaction or, to the extent legally permissible, waiver of a number of conditions, including the following:

•	approval and adoption of the merger agreement by the Datum stockholders;

•	approval of the issuance of Symmetricom common stock in connection with the merger by the Symmetricom stockholders;

•	absence of any legal prohibition on completion of the merger;

•	completion of all applications or notices with governmental entities and receipt of all required governmental approvals;

•
absence of any pending suit or proceeding that challenges or seeks to restrain or prohibit the merger, relates to the merger and seeks damages from Symmetricom, or that could have a material adverse effect upon Datum or Symmetricom;

•
receipt of confirmation that Symmetricom’s registration statement relating to the Symmetricom common stock to be issued in the merger has been declared effective and not subject to any stop order by the SEC;

•	approval for the listing on the Nasdaq National Market of the Symmetricom common stock to be issued in connection with the merger;

•	receipt by Datum of an opinion of Datum’s counsel or other counsel selected by Symmetricom and reasonably acceptable to Datum that the merger will qualify as a tax-free reorganization;

•	the absence of any material adverse effect or any reasonable likelihood of a material adverse effect on Symmetricom or Datum during the period from May 22, 2002 until the closing of the merger;

•
the accuracy as of closing of the representations and warranties made by each of Symmetricom and Datum except for inaccuracies that would not individually or in the aggregate have a material adverse effect on the other party or its ability to complete the merger;

•	procurement by Datum of continuing officers and directors liability coverage;

•	implementation by each of Datum and Symmetricom of all action required so that the merger will not constitute a triggering event under their respective stockholders’ rights plans;

•	amendment of Symmetricom’s bylaws to increase from six to nine the number of directors on its board effective as of the merger’s completion;

•	performance of all material obligations of each of Symmetricom and Datum under the merger agreement;

•	no more than twenty-five percent of certain key employees of Datum shall have ceased to be employed with Datum or declined to accept employment with Symmetricom;

•
receipt by Symmetricom of an estimate of Datum’s transaction fees followed by a certificate affirming that Datum’s transaction fees will not exceed the greater of the estimate provided or $4.9 million;

•	receipt by each of Symmetricom and Datum of support and lock-up agreements executed by the others’ directors and executive officers;

•	receipt of all required approvals and third party consents listed on a schedule to the merger agreement;

•	receipt by Symmetricom of resignations of the directors and officers of Datum and its subsidiaries; and

•	receipt by Symmetricom of a certificate, executed on behalf of Datum, confirming that required conditions to the closing have been satisfied.

No Solicitation of Other Transactions by Datum

(see page 90)

Datum has agreed that, until the closing of the merger or termination of the merger agreement, it and its subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives will not directly or indirectly take action to initiate, solicit or encourage an offer for an alternative acquisition of Datum of a nature defined in the merger agreement.

Restricted actions include directly or indirectly engaging in discussions or negotiations with any potential bidder and disclosing confidential information or data to a potential bidder. The following actions, however, are permitted by Datum or the Datum board:

•	make disclosures to its stockholders if, in the good faith judgment of the Datum board, failure to do so will be inconsistent with its obligations under applicable law;

•	negotiate with or furnish information in response to an unsolicited bona fide written superior offer; and

•	recommend a superior offer to Datum stockholders in accordance with the provisions of the merger agreement.

No Solicitation of Offers by Symmetricom

(see page 91)

Symmetricom has agreed that until the closing of the merger or termination of the merger agreement it and its subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives will not directly or indirectly take action to initiate, solicit or encourage an offer for an acquisition of Symmetricom of a nature defined in the merger agreement.

Restricted actions include directly or indirectly engaging in discussions or negotiations with any potential bidder and disclosing confidential information or data to a potential bidder. The following actions, however, are permitted by Symmetricom or the Symmetricom board:

•	make disclosures to its stockholders if, in the good faith judgment of the Symmetricom board, failure to do so will be inconsistent with its obligations under applicable law;

•	negotiate, furnish information or enter into an agreement in response to an unsolicited bona fide written offer for the acquisition of Symmetricom; and

•	recommend an unsolicited acquisition proposal to Symmetricom stockholders in accordance with the provisions of the merger agreement.

Restrictions on the Ability to Sell Symmetricom Stock

(see page 58)

Shares of Symmetricom common stock received in connection with the merger will be freely transferable unless you are considered an “affiliate” of Datum for purposes of the Securities Act of 1933, as amended, or the Securities Act. Shares received by these affiliates of Datum may only be sold pursuant to a registration statement, an exemption under paragraph (d) of Rule 145 under the Securities Act or another applicable exemption under the Securities Act. Datum’s executive officers and directors have also separately agreed to additional restrictions during the twelve months following the merger on the transferability of the shares they are to receive in the merger. Symmetricom’s executive officers and directors have similarly agreed to additional restrictions during the twelve months following the merger on the transferability of certain of the Symmetricom shares which they hold.

The Merger Agreement May Be Terminated

(see page 98)

Either Symmetricom or Datum can terminate the merger agreement if any of the following occurs:

•	we do not complete the merger by November 30, 2002;

•	we agree by mutual written consent;

•	Symmetricom or Datum stockholders do not give their required approval;

•	a law or court order permanently prohibits the merger; or

•
there is a material breach by either party of one of the representations, warranties, covenants or obligations in the merger agreement which remains uncured for 30 days after delivery of written notice of a breach.

Neither party can terminate the merger agreement for the reasons described in the first bullet above if the merger has not closed because that party is in material breach of its obligations under the merger agreement.

In addition, Datum can terminate the merger agreement if the Symmetricom board fails to make, withdraws, amends or modifies in a manner adverse to Datum its recommendation that the Symmetricom stockholders approve the issuance of Symmetricom common stock in connection with the merger. Symmetricom can terminate the merger agreement if the Datum board fails to make, withdraws, amends or modifies in a manner adverse to Symmetricom its recommendation of the merger agreement and the merger to its stockholders.

Symmetricom can also terminate the merger agreement if the Datum board approves or recommends an acquisition proposal made to Datum by a third party or if the Datum board fails to recommend rejection of a tender offer by a third party, and Datum can terminate the merger agreement if the Symmetricom board approves or recommends an acquisition proposal to Symmetricom by a third party or if the Symmetricom board fails to recommend rejection of a tender offer by a third party. Datum can also terminate the merger agreement if Datum’s board authorizes Datum to enter into an agreement for a superior offer.

Fees May Be Payable On Termination

(see page 99)

Datum must pay Symmetricom a termination fee of $4,128,489 if the merger agreement is terminated in any of the following circumstances:

•	the Datum board fails to recommend the merger or withdraws or modifies in a manner adverse to Symmetricom its approval or recommendation of the merger;

•	the Datum board recommends an acquisition proposal made to Datum by a third party; or

•	the Datum board fails to recommend rejection of a tender offer by a third party relating to securities of Datum.

Symmetricom must pay Datum a termination fee of $4,128,489 if the merger agreement is terminated in any of the following circumstances:

•
the Symmetricom board fails to recommend the merger or withdraws or modifies in a manner adverse to Datum its approval or recommendation of the merger or the issuance of Symmetricom common stock in connection with the merger;

•	the Symmetricom board recommends an acquisition proposal made to Symmetricom by a third party; or

•	the Symmetricom board fails to recommend rejection of a tender offer by a third party relating to the securities of Symmetricom.

Either party will be responsible to the other for all resulting damages up to the sum of $4,128,489 plus the other party’s legal, accounting and financial advisory fees incurred in connection with the merger in the event the merger agreement terminates as a result of its willful and material breach of any of its representations, warranties, covenants and agreements contained in the merger agreement.

Forward-Looking Statements

(see page 15)

Statements in this document and in documents incorporated by reference in this document are or may be forward looking statements that involve risks and uncertainties. Examples of forward looking statements include statements regarding Symmetricom’s or Datum’s future financial results, operating results, business strategies, and plans and objectives of management for future operations. Actual results may differ materially from those expressed in such statements, depending on a variety of factors. You should carefully review all information, including the financial statements, included or incorporated by reference into this document.

Comparison of Stockholders’ Rights

(see page 112)

The rights of Datum stockholders currently are governed by Delaware law, the Datum certificate of incorporation and the Datum bylaws. Datum stockholders will receive Symmetricom common stock in the merger, so that after the merger their rights as Symmetricom stockholders will be governed by Delaware law and by the Symmetricom certificate of incorporation and the Symmetricom bylaws, which differ in some respects from Datum’s certificate of incorporation and bylaws.

SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Selected Historical Financial Data of Symmetricom

The selected historical consolidated balance sheet data as of June 30, 2000, 1999 and 1998 and the statement of operations for the fiscal years ended June 30, 1999 and 1998 are derived from Symmetricom’s audited consolidated financial statements that are not incorporated by reference in this proxy statement/prospectus. The selected historical consolidated balance sheet data as of June 30, 2002 and 2001 and statement of operations data for each of the years in the three-year period ended June 30, 2002 have been derived from Symmetricom’s audited consolidated financial statements that are incorporated by reference in this proxy statement/prospectus. This information is only a summary and should be read together with the respective audited and unaudited consolidated financial statements of Symmetricom, including the related notes, incorporated herein by reference.

	Years Ended June 30,
	2002	2001		2000	1999		1998
	(In thousands except per share amounts)
Consolidated Statement of Operations:
Net sales	$72,643	$152,668		$107,557	$76,915		$73,311
Earnings (loss) from continuing operations before income taxes	(8,973)	34,877		5,273	3,524		5,175
Earnings (loss) from continuing operations	(5,695)	28,824		5,043	2,784		4,016
Earnings (loss) from discontinued operations	410 (1)	506	(1)	—	(3,979	)(1)	(5,546	)(1)
Net earnings (loss)	(5,285)	29,330		5,043	(1,195)		(1,530)
Basic earnings (loss) per share from continuing operations(2)	(0.25)	1.23		0.22	0.12		0.17
Basic earnings (loss) per share from discontinued operations(2)	0.02	0.02		—	(0.17)		(0.24)
Basic net earnings (loss) per share(2)	(0.23)	1.25		0.22	(0.05)		(0.07)
Diluted earnings (loss) per share from continuing operations(2)	(0.25)	1.15		0.21	0.12		0.17
Diluted earnings (loss) per share from discontinued operations(2)	0.02	0.02		—	(0.17)		(0.23)
Diluted net earnings (loss) per share(2)	(0.23)	1.17		0.21	(0.05)		(0.06)
Balance Sheet:
Cash and investments	54,161	60,672		55,299	59,197		34,342
Working capital	68,860	87,324		66,386	66,591		71,997
Total assets	130,310	155,403		134,669	106,320		108,446
Long term obligations	6,574	7,184		7,679	8,069		8,368
Stockholders’ equity	104,189	120,117		95,020	79,604		84,357

(1)
Reflects amounts related to earnings (losses) on discontinued operations as a result of the sale of its Linfinity business. The gain in 2001 is a result of a change in estimate of the selling expenses while the gain in 2002 represents a release of funds from an escrow account that was established in connection with the sale of the Linfinity business.

(2)	Adjusted to reflect the effect of a three-for-two stock split in the form of a stock dividend on August 18, 2000.

Selected Historical Financial Data of Datum

The statement of operations data for the six months ended June 30, 2002 and 2001, and the selected balance sheet data shown below as of June 30, 2002 and June 30, 2001 are derived from Datum’s unaudited financial statements. In the opinion of Datum’s management, the unaudited financial information includes all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of such results of operations for the periods then ended and Datum’s financial position as of such dates. The following selected statement of operations data shown below for the fiscal years ended December 31, 2001, 2000 and 1999 and the balance sheet data as of December 31, 2001 and 2000 are derived from Datum’s audited financial statements included in this proxy statement/prospectus. The selected historical balance sheet data as of December 31, 1999, 1998 and 1997 and statement of operations data for the fiscal years ended December 31, 1998 and 1997 are derived from Datum’s audited financial statements not included in, and not incorporated by reference into, this proxy statement/prospectus. This information is only a summary and you should read it together with Datum’s historical financial statements and related notes which are included in this document beginning on page F-1. Results from interim periods may not necessarily reflect results for any other interim period or for the entire fiscal year.

	Six Months Ended June 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
			(In thousands, except per share amounts)
Statement of Operations Data:
Net Sales	$31,571	$60,844	$109,744	$132,239	$100,168	$101,233	$114,092
Costs and expenses:
Cost of sales	20,025	33,005	61,473	73,052	60,097	65,172	68,235
Selling	7,284	8,561	17,201	17,088	14,475	15,003	15,808
Product development	5,906	7,299	13,700	15,305	15,237	11,903	10,650
General and administrative	6,204	7,736	13,983	16,438	10,842	9,946	9,479
Impairment of long-lived asset	—	2,718	2,718	—	—	—	—

Operating income (loss)	(7,848)	1,525	669	10,356	(483)	(791)	9,920
Interest expense	84	220	401	1,673	1,919	2,051	2,085
Interest income	(32)	(44)	(144)	(214)	(524)	(434)	(349)

Income (loss before income taxes)	(7,900)	1,351	412	8,897	(1,878)	(2,408)	8,184
Income tax provision (benefit)	(4,582)	769	(776)	3,559	(728)	(951)	3,355

Net income (loss)	$(3,318)	$582	$1,188	$5,338	$(1,150)	$(1,457)	$4,829

Net income (loss) per share:
Basic	$(0.53)	$0.10	$0.19	$0.90	$(0.20)	$(0.27)	$0.97

Diluted	$(0.53)	$0.09	$0.19	$0.85	$(0.20)	$(0.27)	$0.90

Shares used in per share calculation:
Basic	6,239	6,110	6,144	5,949	5,663	5,414	4,973

Diluted	6,239	6,340	6,297	6,296	5,663	5,414	5,390

	June 30,		December 31,
	2002	2001	2001	2000	1999	1998	1997
Consolidated Balance Sheet Data:
Working capital	$34,008	$48,699	$49,222	$44,324	$42,017	$46,089	$47,482
Total assets	83,121	93,230	90,187	95,276	87,782	86,920	85,746
Long-term debt	— (1)	2,975	2,635	1,750	11,671	14,533	17,418
Stockholders equity	68,487	68,925	70,852	67,539	58,320	56,978	56,844

(1)
At June 30, 2002, Datum was in violation of a debt covenant under the terms of the May 2002 amended credit facility with Wells Fargo Bank for which Datum received a waiver. However, because it is not probable that Datum will be in compliance with all debt covenants under the existing credit facility with Wells Fargo Bank through the second quarter 2003, and because the credit facility serves as collateral for the $2.7 million industrial development bond, Datum has reclassified the long term portion outstanding under the $2.7 million industrial development bond as a current obligation. Datum is in the process of negotiating an amendment to the credit facility with Wells Fargo Bank.

Significant Factors Affecting Operating Results

Sometimes financial results reported in accordance with generally accepted accounting principles, or “GAAP,” include unusual or infrequent events and factors which are not expected to occur regularly in the future. Examples of these events and factors include gains or losses on the sale of businesses, the costs of completing major acquisitions and of other business development activities, and the costs of business restructurings. Some unusual or infrequent events and transactions, as well as other significant factors and trends, which may be helpful in understanding the past performance and future prospects of Symmetricom and Datum, are described briefly below. The following discussions should be read together with the “Summary Selected Historical Financial Data” of Symmetricom and Datum contained in the previous pages, with the financial statements and related notes of Datum beginning on page F-1, with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Datum beginning at page 78, and with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Symmetricom contained in the periodic reports and other information that Symmetricom has filed with the SEC. See “Where You Can Find More Information” on page 122.

In considering the selected historical financial data of Symmetricom, you should be aware that:

•	the consolidated financial statements represent the consolidated results of all subsidiary companies that Symmetricom directly or indirectly controls;

•
Symmetricom effected a three-for-two stock split in the form of a stock dividend on August 18, 2000. All Symmetricom share amounts in this joint proxy statement/prospectus give retroactive effect for this stock split;

•	earnings (losses) on discontinued operations are as a result of the sale of its Linfinity business; and

•	Symmetricom adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” on July 1, 2001 and ceased amortizing $525,000 of goodwill annually.

In considering the selected historical financial data of Datum, you should be aware that:

•	the consolidated financial statements represent the consolidated results of all subsidiary companies that Datum directly or indirectly controls.

Summary of Selected Unaudited Pro Forma Combined Financial Data

The following selected unaudited pro forma combined financial data have been derived from and should be read together with the unaudited pro forma combined financial statements and related notes beginning on page 60. This information is based on the historical consolidated balance sheets and related historical consolidated statements of operations of Symmetricom and Datum giving effect to the merger using the purchase method of accounting for business combinations. This information also gives effect to Symmetricom’s pending acquisition of TrueTime as if the merger with TrueTime were completed. This information assumes with regard to the statements of operations that the merger and the pending acquisition of TrueTime occurred on July 1, 2001 and with regard to the balance sheet data that the merger and the pending acquisition of TrueTime occurred June 30, 2002. This information is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on the selected unaudited pro forma combined financial data as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

	Symmetricom-Datum Pro Forma Combined	Symmetricom-Datum-TrueTime Pro Forma Combined
	Year Ended June 30, 2002	Year Ended June 30, 2002
	(in thousands, except per share data) (unaudited)
Statements of Operations Data:
Net sales	$153,114	$172,617
Net loss from continuing operations	$(11,057)	$(15,586)
Net loss from continuing operations per common share—basic	$(0.28)	$(0.37)
Net loss from continuing operations per common share—diluted	$(0.28)	$(0.37)
Weighted average common shares outstanding—basic	39,713	42,313
Weighted average common shares outstanding—diluted	39,713	42,313

	Symmetricom-Datum	Symmetricom-Datum-TrueTime
	June 30, 2002	June 30, 2002
Balance Sheet Data:
Total Assets	$254,804	$273,784
Long-term debt and other long-term obligations	$8,719	$9,093
Working Capital	$99,739	$102,285
Cash and cash equivalents	$48,392	$47,409
Stockholders’ equity	$214,362	$230,409

Historical and Comparative Per Share Data

Set forth below are the net loss and book value per common share data separately for Symmetricom, Datum and TrueTime on a historical basis, for Symmetricom on a pro forma combined basis and on a pro forma combined basis per Datum equivalent share. We derived the net loss per common share for Datum for the 12 months ended June 30, 2002 by adding the results for the six months ended June 30, 2002 with the results for the year ended December 31, 2001 and subtracting the results for the six months ended June 30, 2001. We derived the net loss per common share for TrueTime for the 12 months ended June 30, 2002 by adding the results for the nine months ended June 30, 2002 with the results for the three months ended September 30, 2001.

We derived the Symmetricom pro forma data by combining the historical consolidated financial information of Symmetricom, TrueTime and Datum using the purchase method of accounting for business combinations as described under “Unaudited Pro Forma Combined Financial Information” beginning on page 60.

The Datum equivalent share pro forma information shows the effect of the mergers from the perspective of an owner of Datum common stock. The exchange ratio for the merger is 2.7609 shares of Symmetricom common stock for each share of Datum common stock. We have based the Datum equivalent pro forma per share data on the Symmetricom pro forma combined per share data, multiplied by the exchange ratio, 2.7609. See “The Merger Agreement and Related Agreements” beginning on page 89 for a detailed description of the exchange ratio.

	Year Ended June 30, 2002 Symmetricom	Twelve Months Ended June 30, 2002 Datum	Twelve Months Ended June 30, 2002 TrueTime

Historical Per Share Data:
Income (loss) from continuing operations per common share—basic	$(0.25)	$(0.44)	$(0.72)
Income (loss) from continuing operations per common share—diluted	$(0.25)	$(0.44)	$(0.72)
Book value per common share at the end of period	$4.71	$10.90	$2.88

	Symmetricom- Datum Pro Forma Combined	Datum Pro Forma Equivalent	Symmetricom Datum TrueTime Pro Forma Combined	Datum Pro Forma Equivalent
Unaudited Pro Forma and Pro Forma Equivalent Per Share Data:
Loss per common share—basic	$(0.28)	$(0.77)	$(0.38)	$(1.05)
Loss per common share—diluted	$(0.28)	$(0.77)	$(0.38)	$(1.05)
Book value per common share	$5.43	$14.99	$5.47	$15.10

Neither Symmetricom, Datum nor TrueTime paid any cash dividends in any of the periods presented.

Historical and Pro Forma Per Share Market Price Information

Symmetricom common stock trades on the Nasdaq National Market under the symbol “SYMM.” Datum common stock trades on the Nasdaq National Market under the symbol “DATM.” Set forth below are the per share closing market prices as reported on the Nasdaq National Market for shares of Symmetricom common stock and Datum common stock. We present this information as of May 22, 2002, the last trading day before the public announcement of the signing of the merger agreement, and as of September 10, 2002, the latest practicable date prior to the printing of this document.

We also present the implied equivalent per share value for shares of Datum common stock, which is the Symmetricom common stock price multiplied by the applicable exchange ratio based upon the closing price of Symmetricom’s common stock on each of May 22, 2002 and September 10, 2002.

We urge you to obtain current market quotations for Datum common stock and Symmetricom common stock before voting on the proposal described in this document.

	Datum	Symmetricom	Exchange Ratio	Datum Equivalent Value
May 22, 2002	$11.41	$6.10	2.7609	$16.84
September 10, 2002	$8.55	$3.10	2.7609	$8.56

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates by reference forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995 with respect to Symmetricom’s and Datum’s financial condition, results of operations and business and on the expected impact of the merger and other pending transactions on Symmetricom’s financial performance. These forward looking statements are not historical facts, but rather are based on current expectations, estimates and projections. Words such as “may,” “will,” “should,” “would,” “potential,” “continue,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated completion of the merger;

•	costs and expenses associated with the merger;

•	the expected integration of Symmetricom and Datum products;

•	the expected integration of Datum employees;

•	the unlikelihood of Symmetricom’s paying cash dividends in the foreseeable future;

•	the anticipated ability to realize potential complementary effects from the merger including long term cost reductions;

•	expectations regarding research and development efforts and related expenses;

•	expectations regarding customer and distributor relationships and increased sales;

•	anticipated market growth for precision time, synchronization and frequency products;

•	the ability to commercialize new platforms and products under development;

•	the ability to realize gains on investments;

•	the belief that competition in the telecommunications industry in general, and in the markets it serves, is likely to increase substantially;

•	Symmetricom’s expectation that it will complete its acquisition of TrueTime;

•	the expectation that sales to customers outside of the United States will continue to be a significant part of its net sales;

•	Symmetricom’s belief that its patents have value;

•	the belief that adequate provision has been made for inventory that has declined in value, become obsolete or is in excess of anticipated demand;

•	the belief that Symmetricom and Datum’s products do not infringe the valid intellectual property rights of third parties;

•	the expectation that the merger consideration will provide a significant premium and increased liquidity to Datum stockholders;

•	the expectation that Datum’s Trusted Time initiative will provide a secure and auditable time stamp for e-commerce transactions;

•	the belief that the outcome of existing business disputes will not materially adversely affect either Symmetricom or Datum’s financial position, results of operations or cash flows;

•	Datum’s belief that it has sufficient cash, short-term investments and funds from operations to satisfy its working capital requirements and capital expenditures in fiscal 2002;

•	Symmetricom’s estimates regarding the number of shares it will issue in the TrueTime acquisition;

•	Datum’s belief that its credit facility with Wells Fargo Bank will be amended; and

•	Datum’s belief that its cash and credit facilities will be adequate to fund its operations for the foreseeable future.

Forward-looking statements are based on assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Symmetricom and Datum discuss many of these risks in this proxy statement/prospectus in greater detail under the heading “Risk Factors” beginning on page 16. These forward-looking statements speak only as of the date of this proxy statement/prospectus. Symmetricom and Datum expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this proxy statement/prospectus, to reflect any changes in Symmetricom or Datum’s expectations with regard thereto or any changes in events, conditions or circumstances on which such statement is based.

RISK FACTORS

The proposed merger involves risk. By voting in favor of the merger agreement and the merger, the stockholders of Datum will be choosing to invest in Symmetricom common stock. By voting in favor of the issuance of Symmetricom common stock in connection with the merger, the current stockholders of Symmetricom will face dilution of their ownership interest in Symmetricom and will approve Symmetricom’s assumption of risks associated with Datum’s liabilities, including Datum’s contingent liabilities. An investment in Symmetricom common stock involves a high degree of risk. In addition to the other information that we have included in this proxy statement/prospectus, you should carefully read and consider the following risks in evaluating the proposal to be voted on at the meetings of Datum stockholders and Symmetricom stockholders. Additional risks and uncertainties not presently believed to be important or apparent to you may also adversely affect the merger and Symmetricom and Datum as a combined company.

Risk Factors Related to the Merger

Under this section “Risk Factors Related to the Merger” use of the term “combined company” refers to the Symmetricom group of companies, including Datum and TrueTime, after Symmetricom’s completion of both mergers.

Symmetricom will face significant challenges in integrating Datum and, as a result, may not realize the expected benefits of the merger

In deciding that the merger is in the best interests of their respective stockholders, the Symmetricom board of directors and the Datum board of directors considered, among other factors, the potential complementary effects of a strategic combination of the companies. However, the process of integrating separate businesses involves a number of special risks, including:

•	the possibility that the business cultures of the companies may not be compatible;

•	the diversion of limited management resources from regular business concerns to integration considerations;

•	unforeseen difficulties in integrating operations and systems;

•	challenges in retaining the employees of Datum;

•	difficulties in retaining customers;

•	potential adverse effects on operating results; and

•	the possibility that the benefits expected from the merger may not materialize.

If Symmetricom is unable to effectively integrate the two companies, the benefits of the merger will not be realized and, as a result, Symmetricom’s operating results and the market price of Symmetricom’s common stock may be adversely affected.

Datum stockholders will receive 2.7609 shares of Symmetricom common stock in exchange for each share of Datum common stock regardless of changes in the relative market value of Datum common stock and Symmetricom common stock

Each share of Datum common stock will be exchanged for 2.7609 shares of Symmetricom common stock upon completion of the merger, subject to adjustments to reflect any stock split, stock dividend, reorganization or similar change in Symmetricom or Datum common stock. This exchange ratio for the shares is a fixed number and the merger agreement does not contain any provision to adjust this ratio for changes in the market price of either Datum common stock or Symmetricom common stock. Neither party is permitted to terminate the merger agreement solely because of changes in the market price of Symmetricom or Datum common stock. Consequently, the specific dollar value of Symmetricom common stock to be received by Datum stockholders will depend on the market value of Symmetricom common stock at the time of completion of the merger and may decrease from the date of the special meeting or the date that you submit your proxy. You are urged to obtain recent market quotations for Symmetricom common stock and Datum common stock. The companies cannot predict or give any assurances as to the market price of Symmetricom common stock or Datum common stock at any time before the merger or the common stock of the combined company after the merger. The prices of Symmetricom common stock and Datum common stock may vary because of factors such as:

•	changes in the business, operating results or prospects of Symmetricom or Datum;

•	actual or anticipated variations in quarterly results of operations;

•	market assessments of the likelihood that the merger will be completed;

•	the timing of the completion of the merger;

•	sales of Symmetricom common stock or Datum common stock;

•	additions or departures of key personnel;

•	the status of, and developments concerning, Symmetricom’s pending acquisition of TrueTime;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions or trends in the telecommunications industry;

•	announcements of technological innovations or the discontinuation of products or services by Symmetricom, Datum, their competitors or their customers;

•	changes in market valuations of other telecommunications companies;

•	the prospects of post-merger operations;

•	regulatory considerations; and

•	general market and economic conditions, terrorist events and the impact of accounting issues of other companies that affect the stock market generally.

If Symmetricom and Datum complete the merger, holders of Datum common stock will become holders of Symmetricom common stock. Symmetricom’s business differs from Datum’s business, and Symmetricom’s results of operations, as well as the price of Symmetricom common stock, may be affected by factors different than those affecting Datum’s results of operations and the price of Datum common stock.

The market price of the combined company’s common stock may decline as a result of the merger

The market price of the combined company’s common stock may decline as a result of the merger for a number of reasons, including if:

•	the integration of Symmetricom and Datum is not completed in a timely and efficient manner;

•	the integration of Symmetricom and TrueTime is not completed in a timely and efficient manner;

•	the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the merger on the combined company’s financial results is not consistent with the expectations of financial or industry analysts; or

•	significant stockholders of Symmetricom, TrueTime or Datum decide to dispose of their shares following completion of the merger.

The price of Symmetricom common stock may be affected by factors different from those affecting the price of Datum common stock

When the merger is completed, holders of Datum common stock will become holders of Symmetricom common stock. Symmetricom’s business differs from that of Datum, and Symmetricom’s results of operations, as well as the price of Symmetricom common stock, may be affected by factors different from those affecting Datum’s results of operations and the price of Datum common stock.

Datum directors and officers have interests in the merger that may be different than Datum stockholders

Some of the directors and officers of Datum have agreements with Datum or have entered into agreements with Symmetricom that give them an interest in the merger that is different, or in addition, to the interests of an individual who just holds Datum common stock. These agreements include severance, termination and consulting agreements, continuing indemnification against liabilities, as well as option grants and amendments to existing stock options, all of which are set forth in greater detail beginning on page 54 under “Interests of Certain Persons in the Merger.” As a condition of the merger agreement, all of the members of the Datum board of directors and several of Datum’s executive officers agreed with Symmetricom to vote all of their shares of Datum common stock in favor of the merger. Datum stockholders should consider whether these interests may have influenced the decision of the directors and officers to support and vote their shares in favor of the merger, or may have influenced the decision of Datum’s board of directors to vote to approve the merger agreement and the merger.

Customer, supplier and employee uncertainty related to the merger could harm the combined company

Symmetricom and Datum customers and suppliers may, in response to the announcement or consummation of the merger, delay purchasing or supply decisions or otherwise alter existing relationships with Symmetricom and Datum. These decisions or other adverse changes in business relationships of Symmetricom and Datum with their customers and suppliers could adversely affect the business of the combined company. Similarly, current and prospective Datum employees may experience uncertainty about their future as employees of the combined company until or after strategies with regard to Datum are announced or executed. This may adversely affect Symmetricom’s or Datum’s ability to attract and retain, and may affect the performance during the transition period of, key management, sales, marketing and technical personnel.

Because the combined company may have larger revenue and operations, third parties with potential litigation claims against any of Symmetricom, TrueTime or Datum who previously decided not to pursue those claims against the individual companies may consider asserting those claims against the combined company

We believe that the combined company will have greater revenue and operations than either Symmetricom, TrueTime or Datum individually, and potentially more employees than either Symmetricom, TrueTime or Datum individually. As a result, it is possible that some third parties who believe that they have claims against Symmetricom, TrueTime or Datum, but who chose not to assert those claims because of the size of the individual companies, may now believe that those claims against the larger combined company may be advantageous.

Risk Factors Related to Datum if the Merger is Not Consummated

Failure to complete the merger with Symmetricom could have an adverse impact on Datum and its stock price

Since entering into the merger agreement on May 22, 2002, Datum has made planning and operations decisions on the basis that the merger will be completed. Thus, although Datum has reduced its workforce and cut other expenses, including terminating some research and development projects in order to conserve cash and lower its break-even level, these actions assume that, following the merger, the combined company will be able to achieve further cost savings through operational synergies, and that, with access to Symmetricom’s greater cash resources, the combined company will have sufficient cash for working capital and growth. These planning and operating decisions may have been different had Datum not entered into the merger agreement. For example, if Datum had not entered into the merger agreement, it may have been appropriate for Datum to make greater reductions in the number of employees and expenses, and to make those reductions earlier than it actually did. Additionally, Datum may have pursued a debt or equity financing transaction in order to assure access to sufficient working capital as an independent company, rather than rely on the availability of Symmetricom’s cash assuming the merger will be consummated. Moreover, the merger agreement contains restrictions that prohibit Datum from incurring certain additional debt or issuing additional equity securities while the merger is pending, subject to Symmetricom’s consent. If the merger is not completed, not only will Datum not have the benefit of Symmetricom’s cash or have obtained other financing, but Datum also will have incurred a significant amount of non-operating expenses associated with the merger that it otherwise would not have incurred. Consequently, if the merger is not consummated, Datum’s financial condition likely will be worse than it would have been had it never entered into the merger agreement.

If Datum and Symmetricom fail to complete the merger, Datum will face the difficulties of competing in a depressed telecommunications equipment market with limited cash resources. Datum already has experienced decreases in net sales, earnings, and cash flow as a result of the difficult economic environment, which has resulted in several reductions in the number of Datum employees and a violation by Datum of covenants contained in its bank credit facility. If the merger does not occur and the difficult economic environment in Datum’s core markets continues, Datum likely will need to take one or more of the following actions:

•	further reduce the number of its employees;

•	further reduce its expenses, including a reduction in research and development;

•	restructure its operations and consolidate manufacturing facilities;

•	attempt to restructure its credit facility; or

•	attempt to raise additional debt or equity capital on terms potentially less favorable than its existing credit facility, if available at all.

Any one or more of these actions could have an adverse impact on Datum’s results of operations and its stock price. Additionally, if the merger is not completed, Datum’s stock would no longer be influenced by the exchange ratio established by the merger agreement, which could negatively impact Datum’s current market valuation and stock price.

Risk Factors Related to Symmetricom

Under this section entitled “Risk Factors Related to Symmetricom” the use of “we,” “us,” and “our” refers to Symmetricom, Inc. and its subsidiaries as of the date of this proxy statement/prospectus.

Our quarterly and annual operating results have fluctuated in the past and may continue to fluctuate in the future, which could cause our stock price to decline and result in losses to our investors

We believe that period-to-period comparisons of our operating results are not a good indication of our future performance. Our quarterly and annual operating results have fluctuated in the past and may continue to fluctuate in the future. Some of the factors that could cause our operating results to fluctuate include:

•	the continuation of recent adverse economic conditions, particularly within the telecommunications equipment industry, which may result in further revenue shortfalls;

•	the effects of terrorist activity and armed conflict which may disrupt general economic activity and result in revenue shortfalls;

•	our ability to obtain sufficient supplies of sole or limited source components at commercially reasonable prices;

•	changes in our products or mix of sales to customers;

•	our ability to manage fluctuations in manufacturing yields;

•	our ability to manage the level and value of inventories;

•	our ability to accurately anticipate the volume and timing of customer orders or customer cancellations;

•	the gain or loss of significant customers;

•	our ability to introduce new products on a timely and cost-effective basis;

•	customer delays in qualification of new products;

•	market acceptance of new or enhanced versions of our products and our competitors’ products;

•	our ability to manage increased competition and competitive pricing pressures;

•	our ability to manage fluctuations, especially declines, in the average selling prices of our products;

•	our ability to manage the long sales cycle associated with our products;

•	our ability to manage cyclical conditions in the telecommunications industry; and

•	reduced rates of growth of telecommunications services and high-bandwidth applications.

A significant portion of our operating and manufacturing expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. If we are unable to adjust spending in a timely manner to compensate for any unexpected future sales shortfall, our operating results will be negatively impacted. Our operations entail a high level of fixed costs and require an adequate volume of production and sales to achieve and maintain reasonable gross profit margins and net earnings. Significant decreases in demand for our products or reduction in our average selling prices, or any material delay in customer orders may negatively harm our business, financial condition and results of operations. Our future results depend in large part on growth in the markets for our products. The growth in each of these markets may depend on changes in general economic conditions, conditions related to the markets in which we compete, changes in regulatory conditions, legislation, export rules or conditions, interest rates and fluctuations in the business cycle for any particular market segment. If our quarterly or annual operating results do not meet the expectations of securities analysts and investors, the trading price of our common stock could decline significantly.

We experienced net operating losses in the past and may experience net operating losses again in the future

We had a net loss of $5.3 million for the fiscal year ending June 30, 2002. We cannot assure you that we will regularly be able to achieve operating profitability. If we are unable to achieve operating profitability or if we incur future losses and negative cash flow, our stock price will likely decline.

If we continue to incur net operating losses, a valuation allowance may be necessary for some or all of our deferred tax assets, which would harm our operating results

If we continue to sustain operating losses, we may be unable to utilize our deferred tax assets. In addition, our ability to realize a tax benefit with regard to future losses may be limited which may require an additional valuation allowance. A valuation allowance would increase future tax expenses and be harmful to our future operating results.

The economic downturn in the telecommunications industry has negatively impacted the demand for our products and may impair our customers’ ability to pay us

The telecommunications industry, from which we derive most of our revenue, is experiencing a general economic downturn. We do not know when or if the telecommunications markets will recover. This downturn has negatively affected many of our customers and has significantly weakened the financial condition of others. Some customers have filed for bankruptcy protection and others may do so as well. A customer’s seeking bankruptcy protection can result in our not receiving payment for products delivered, the cancellation of one or more contracts and the loss of a customer. In addition, the continued decline of demand in the telecommunications industry could delay decisions by some of our customers to renew their agreements or relationships with us or could delay decisions by prospective customers to make initial evaluations of our products. Reductions or delays in expenditures for our products, nonpayment for products delivered and the cancellation of contracts and the loss of customers could have a material adverse effect on our business and results of operations.

We have entered into a Merger Agreement with TrueTime

We have entered into a merger agreement with TrueTime pursuant to which we would pay an estimated $5 million in cash and issue approximately 2.6 million shares of Symmetricom common stock in exchange for all of the outstanding shares of TrueTime, and TrueTime would become our wholly owned subsidiary. Pursuant to the terms and conditions of the TrueTime merger agreement, each share of TrueTime common stock outstanding will be exchanged for .43697 of a share of Symmetricom common stock and an amount in cash anticipated to be $0.84 (subject to adjustments to reflect the effect of any stock split, stock dividend, reorganization or similar change in Symmetricom or TrueTime common stock, and the cash amount per share is subject to possible downward adjustment depending on TrueTime’s merger transaction costs). The merger with TrueTime is subject to a number of conditions, and we cannot assure you that it will occur or, if it does, of what effect it will have on the stock price, results of operations or financial condition of Symmetricom or the combined company. We expect to complete our merger with TrueTime before we complete the Datum merger. If we fail to complete the TrueTime merger our stock price could decline. For a more complete description of the legal terms of the pending TrueTime acquisition, you should read the TrueTime merger agreement and the other documents filed by Symmetricom with the Securities and Exchange Commission and incorporated herein by reference. See “Where You Can Find More Information” on page 122.

We purchase certain key components of our synchronization and timing equipment from single or limited sources and could lose sales if these sources fail to fulfill our needs

Although we primarily use standard products which are generally available from multiple sources, we have limited suppliers for our rubidium and quartz oscillators, which are key components of our synchronization and timing equipment. The inability to obtain sufficient key components could result in untimely product shipments and lost sales which could harm our business and operating results.

We have relied and continue to rely on a limited number of customers for a significant portion of our net sales, and our revenue could decline due to the delay of customer orders or cancellation of existing orders

A relatively small number of customers have historically accounted for a significant portion of our net sales. Two customers, Verizon and Acterna Worldwide, each accounted for 11.0% of our net sales during fiscal 2002. In fiscal 2001, Acterna Worldwide and Samsung accounted for 13.5% and 15.5%, respectively, of our net sales. We expect that we will continue to depend on a relatively small number of customers for a substantial portion of our net sales for the foreseeable future. The timing and level of sales to our largest customers have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future. For example, our sales to Verizon were $8.0 million in fiscal 2002 compared to $6.4 million in fiscal 2001. Sales to Samsung were $4.6 million in fiscal 2002, compared to $23.6 million in fiscal 2001. Sales to Acterna were $8.0 million in fiscal 2002, compared to $20.7 million in fiscal 2001. We cannot be sure as to the timing or level of future sales to our customers. The loss of one or more of our significant customers, or a significant reduction or delay in sales to any customer, may harm our business and operating results.

If we are unable to develop new products, or we are delayed in production startup, sales of our products could decline, which could reduce our revenue

The markets for our products are characterized by:

•	rapidly changing technology;

•	evolving industry standards;

•	changes in end-user requirements; and

•	frequent new product introductions.

Technological advancements could render our products obsolete and unmarketable. Our success will depend on our ability to respond to changing technologies and customer requirements and our ability to develop and introduce new and enhanced products, in a cost-effective and timely manner. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of our new products and enhancements.

The introduction of new or enhanced products also requires that we manage a smooth transition from older products to new products. In the future, we expect to attempt to develop certain new products that we may not successfully develop. Delays in new product development or delays in production startup could reduce sales of our products, which would negatively impact our revenue.

Our products are complex and may contain errors or design flaws which could be costly to correct

Our products are complex and often use state-of-the-art components, processes and techniques. When we release new products, or new versions of existing products, they may contain undetected or unresolved errors or defects. Despite testing, errors or defects may be found in new products or upgrades after the commencement of commercial shipments. Undetected errors and design flaws have occurred in the past and could occur in the future. These errors could result in delays, loss of market acceptance and sales, diversion of development resources, damage to our reputation, legal action by our customers, failure to attract new customers, and increased service and warranty costs. The occurrence of any of these factors could cause our net sales to decline.

The telecommunications market is highly competitive, and if we are unable to compete successfully in our markets, our revenues could decline

Competition in the telecommunications industry in general, and in the markets we serve, is intense and likely to increase substantially. Competitors in our synchronization products segment include Datum, Inc., Frequency Electronics, Inc., Larus, Inc., and Oscilloquartz SA. Competitors in our wireless segment include Trimble Navigation, Ltd. and Datum, Inc., and our primary competitor in our broadband access segment is Adtran, Inc. In addition, the Telecommunications Act of 1996 permits incumbent local exchange carriers to manufacture telecommunications equipment, which may result in increased competition. Our ability to compete successfully in the future will depend on many factors including:

•	the cost-effectiveness, quality, price, service and market acceptance of our products;

•	our response to the entry of new competitors into our markets or the introduction of new products by our competitors;

•	the average selling prices received for our products;

•	our ability to keep pace with changing technology and customer requirements;

•	our continued improvement of existing products;

•	the timely development or acquisition of new or enhanced products;

•	the timing of new product introductions by our competitors or us; and

•	changes in worldwide market and economic conditions.

Many of our competitors or potential competitors are more established than we are and have greater financial, manufacturing, technical and marketing resources. These competitors may be able to respond more quickly to new and emerging technologies and changes in customer requirements, to devote greater resources to the development, promotion and sale of products, or to deliver competitive products at lower prices. We expect to continue to experience pricing pressures from our competitors in all of our markets and continued price erosion in several of our product lines. If we are unable to compete by delivering new products or by delivering competitive products at lower prices, we could lose market share which could cause our business to suffer.

If we fail to protect our intellectual property, our competitive position could be weakened and our revenues may decline

We believe our success will depend in part on our ability to protect trade secrets, obtain or license patents and operate without infringing on the rights of others. We rely on a combination of trademark, copyright and patent registration, contractual restrictions and internal security to establish and protect our proprietary rights. These measures may not provide meaningful protection for our trade secrets or other proprietary information. We have United States and international patents and patent applications pending that cover certain technology used by our operations. However, while we believe that our patents have value, we rely primarily on innovation, technological expertise and marketing competence to maintain our competitive position. While we intend to continue our efforts to obtain patents whenever possible, there can be no assurance that patents will be issued, or that new, or existing patents will not be challenged, invalidated or circumvented, or that the rights granted will provide us with any commercial benefit.

Third parties may assert intellectual property infringement claims which would be difficult and costly to defend, and may result in our loss of significant rights

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. Although we are currently not a party to any intellectual property litigation, from time to time we have received claims asserting that we have infringed the proprietary rights of others. We cannot assure you that third parties will not assert infringement claims against us in the future, or that these claims will not result in costly litigation or require us to obtain a license for such intellectual property rights regardless of the merit of such claims. Nor can we assure you that any necessary licenses will be available or that, if available, these licenses can be obtained on commercially reasonable terms.

If we acquire other companies and are unable to smoothly integrate the businesses we acquire, our operations and financial results could be harmed

As part of our business strategy we have engaged in acquisitions in the past, recently announced the proposed acquisitions of Datum and TrueTime, and continue to evaluate other acquisition opportunities that could provide additional product or service offerings, technologies or additional industry expertise. Our pending acquisitions of Datum and TrueTime, and our future acquisitions, involve risks which include the following:

•	we may be exposed to unknown liabilities of the acquired business;

•	we may incur significant one-time write-offs;

•	we may experience problems in combining the acquired operations, technologies or products;

•	we may overestimate the revenues and profits that we expect the acquired businesses to generate;

•	we may overestimate the cost savings to be obtained from combining the acquired operations with ours;

•	we may experience regulatory difficulties and unbudgeted expenses in attempting to complete an acquisition;

•	we may encounter unanticipated acquisition or integration costs that could cause our quarterly or annual operating results to fluctuate;

•	our management’s attention may be diverted from our core business;

•	our existing business relationships with suppliers and customers may be impaired;

•	we may encounter difficulties in entering markets in which we have no or limited prior experience;

•	we may be unable to retain key employees of the purchased organizations;

•	our stockholders may be diluted if we pay for the acquisition with equity securities; and

•
because we have capitalized certain direct costs related to our proposed business combination with TrueTime and Datum, if we fail to complete either of these transactions, the capitalized direct costs will be expensed during fiscal 2003.

We cannot assure you that we will be able to successfully integrate any business, products, technologies or personnel from any pending, recent or future acquisitions. If we fail to successfully integrate acquisitions or to achieve any anticipated benefits of an acquisition, our operations and business could be harmed. Additionally, we may experience difficulty integrating and managing the acquired business’ operations. For these reasons, we cannot be certain what effect pending or future acquisitions may have on our business, financial condition and results of operations.

We are subject to environmental regulations that could result in costly environmental liability that could exceed our resources

Our operations are subject to numerous federal, state and local environmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing process. While we have not experienced any significant effects on our operations from environmental regulations, changes in these regulations may require additional capital expenditures or restrict our ability to expand our operations. Failure to comply with such regulations could result in suspension or cessation of our operations or could subject us to significant liabilities. Although we periodically review our facilities and internal operations for compliance with applicable environmental regulations, these reviews are necessarily limited in scope and frequency and, therefore, there can be no assurance these reviews have revealed all potential instances of noncompliance, possible injury or possible contamination. The liabilities arising from any noncompliance with these environmental regulations, or liability resulting from accidental contamination or injury from toxic or hazardous chemicals could result in liability that exceeds our resources. The risk of these liabilities increases as we acquire other companies, such as Datum, which use, or have used, hazardous substances at current or former facilities.

Our customers may be subject to governmental regulations, which, if changed, could negatively impact our business results

Federal and state regulatory agencies, including the Federal Communications Commission and the various state public utility commissions and public service commissions, regulate most of our domestic telecommunications customers. Similar government oversight also exists in the international market. While we are not directly affected by such legislation, such regulation of our customers may negatively impact our business. For instance, the sale of our products may be affected by the imposition upon certain of our customers of common carrier tariffs and the taxation of telecommunications services. These regulations are continuously reviewed and changed by the various governmental agencies. Changes in current or future laws or regulations, in the United States or elsewhere, could negatively impact our business results.

Sales of a significant portion of our products to customers outside of the United States subjects us to business, economic and political risks

Our export sales, which are primarily to Western Europe, Latin America, the Far East and Canada, accounted for 35% of net sales in fiscal 2002 compared to 29% of net sales in fiscal 2001 and 25% of net sales in fiscal 2000. We anticipate that sales to customers located outside of the United States will continue to be a significant part of our net sales for the foreseeable future. Because significant portions of our sales are to customers outside of the United States we are subject to risks, including:

•	foreign currency fluctuations;

•	export restrictions;

•	longer payment cycles;

•	unexpected changes in regulatory requirements or tariffs;

•	protectionist laws and business practices that favor local competition;

•	dependence on local vendors; and

•	reduced or limited protection of intellectual property rights and political and economic instability.

To date, very few of our international revenues and cost obligations have been denominated in foreign currencies. As a result, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive, and thus, less competitive in foreign markets. A portion of our international revenues may be denominated in foreign currencies in the future, including the Euro, which will subject us to risks associated with fluctuations in these foreign currencies. We do not currently engage in foreign currency hedging activities or derivative arrangements, but may do so in the future to the extent that such obligations become more significant.

If we have significant inventories that become obsolete or cannot be sold at acceptable prices, our results may be negatively impacted

Although we believe that we currently have made adequate adjustments for inventory that has declined in value, become obsolete, or is in excess of anticipated demand, there can be no assurance that such adjustments will be adequate. If significant inventories of our products become obsolete, or are otherwise not able to be sold at favorable prices, our business could be materially affected.

Increases in our effective tax rate will negatively impact our cash flow

Our effective tax rate is affected by the percentage of qualified Puerto Rican earnings compared to our total earnings. Most of our Puerto Rican earnings are taxed under Section 936 of the United States Internal Revenue Code, which exempts qualified Puerto Rican earnings from federal taxes when calculating our effective tax rate. Historically, using this exemption has reduced our effective tax rate. Our overall effective tax rate could increase during fiscal years 2003 through 2006, as the exemption will become subject to additional limitations before it expires at the end of fiscal 2006. Any increase in our effective tax rate will increase our federal income taxes and negatively impact our cash flow.

Risk Factors Related to Datum

While many of the risk factors applicable to Symmetricom may also tend to apply to Datum, there are other factors which are particular to Datum. These include the following:

A significant amount of sales come from Datum’s top customers

A relatively small number of customers has historically accounted for, and is expected to continue to account for, a significant portion of Datum’s net sales in any given fiscal period. Datum’s largest customer, Lucent Technologies, Inc., accounted for approximately 20% of net sales for the year ended December 31, 2001, 33% of net sales for the year ended December 31, 2000, and 33% of net sales for the year ended December 31, 1999. Datum’s five largest customers accounted for approximately 37% of net sales for 2001, 48% of net sales for 2000, and 45% of net sales for 1999. Datum believes that its major customers continually evaluate whether to purchase time and frequency products from alternative or additional sources. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from Datum. Any reduction, delay or loss in orders could harm Datum’s business. Major customers also have significant leverage and may attempt to change the terms, including pricing, upon which Datum and these customers do business, which could have a negative effect on Datum’s earnings and harm Datum’s business.

Financial difficulties faced by Datum’s customers in the telecommunications manufacturing industry have a negative effect on Datum’s business

The telecommunications manufacturing industry, from which Datum derives a significant amount of its revenue, has experienced a general economic downturn, and such downturn has significantly weakened the financial condition of many of Datum’s customers, including Lucent Technologies, Inc., Datum’s largest customer, and others such as Qwest Communications International Inc. In addition, some of Datum’s customers have filed for protection against creditors under Chapter 11 of the federal bankruptcy laws, including WorldCom Group, Inc., whose subsidiary MCI Group was a Datum customer, Global Crossing Ltd, 360Networks, Inc., and Williams Communications Group, Inc. If Datum’s major telecommunications customers continue to experience losses, they may be unable to pay Datum money owed under existing agreements or may terminate or reduce their purchases from Datum. In addition, the continued decline of the telecommunications industry could delay decisions by Datum’s customers to renew their agreements or relationships with Datum or could delay decisions by prospective customers to make initial evaluations of Datum’s products. Reductions or delays in expenditures for Datum’s products or nonpayment for its products could substantially harm Datum’s business and results of operations.

Economic, political and other risks associated with international sales and operations could adversely affect Datum’s sales

Since Datum sells its products worldwide, Datum’s business is subject to risks associated with doing business internationally. Datum’s export sales, which were primarily to Western Europe, Latin America, the Far East, and Canada, accounted for 31% of its net sales in fiscal 2001, 25% of its net sales in fiscal 2000, and 25% of its net sales in fiscal 1999. Datum anticipates that revenue from international operations will continue to represent a substantial portion of Datum’s total net sales. In addition, some of Datum’s manufacturing facilities and suppliers are located outside the United States. Accordingly, Datum’s future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	differing protection of intellectual property; and

•	changes in regulatory requirements.

Fluctuations in Datum’s quarterly operating results may cause Datum’s stock price to decline

Given the nature of the markets in which Datum participates, Datum cannot reliably predict future revenue and profitability, and unexpected changes may cause Datum to adjust Datum’s operations. A high proportion of Datum’s costs are fixed, due in part to Datum’s significant sales, research and development and manufacturing costs. Thus, relatively small declines in net sales could disproportionately affect Datum’s operating results in a quarter. Other factors that could affect Datum’s quarterly operating results include:

•	competitive pressures resulting in lower selling prices;

•	changes in the relative portion of Datum’s revenue represented by Datum’s various products and customers;

•	changes in the timing of product orders; and

•	Datum’s inability to forecast net sales in a given quarter from large system sales.

If Datum continues to incur net operating losses, a valuation allowance may be necessary for some or all of its deferred tax assets, which would harm its operating results

If Datum continues to sustain operating losses, it may be unable to utilize its deferred tax assets. In addition, Datum’s ability to realize a tax benefit with regard to future losses may be limited, which may require an additional valuation allowance. A valuation allowance would increase future tax expenses and be harmful to Datum’s future operating results.
Datum has a limited order backlog and a limited view of when or if a sale will be completed

Datum considers all orders that it expects to ship to customers within a six-month period as order backlog. As part of Datum’s close working relationship with its major original equipment manufacturer customers, such customers expect Datum to respond quickly to changes in their required volume and delivery schedule of products. Therefore, although contracts with these customers typically specify aggregate volumes of products to be purchased over an extended time period, these contracts may require Datum to supply a significantly greater volume of products on short notice. As a result of possible changes in product delivery schedules, cancellations of orders and potential delays in product shipments and orders received for products shipped in the same quarter, Datum’s backlog at any particular date may not necessarily be representative of actual sales for any succeeding period.

Datum has experienced delays in obtaining needed standard parts, single source components and services from Datum’s suppliers

Datum currently procures various components from single sources due to unique component designs as well as certain quality and performance requirements. If single source components were to become unavailable on terms satisfactory to Datum, Datum would be required to purchase comparable components from other sources. If for any reason Datum could not obtain comparable replacement components from other sources in a timely manner, Datum’s business results of operations and financial condition could be harmed. In addition, many of Datum’s suppliers require long lead-times to deliver requested quantities of components. If Datum is unable to obtain sufficient quantities of components to manufacture its time or frequency products, there could be delays or reductions in product shipments which could have a material adverse effect on Datum’s business, result of operations and financial condition. Due to rapid changes in semiconductor and other technology, on occasion, one or more of the electronic components used in Datum’s products have become unavailable, resulting in unanticipated redesign and related delays in shipments. Datum cannot assure you that it will not experience similar delays in the future, the occurrence of which could harm its business, financial condition and results of operations.

If demand for Datum’s products does not match its manufacturing capacity, Datum’s earnings may suffer

Because Datum cannot quickly adapt its production and related cost structures to rapidly changing market conditions, Datum’s manufacturing capacity will exceed its production requirements if demand does not meet Datum’s expectations. The fixed costs associated with excess manufacturing capacity will adversely affect

Datum’s earnings. Conversely, if Datum’s manufacturing capacity does not keep pace with product demand, or if Datum experiences difficulties in obtaining parts or components needed for manufacturing, Datum will not be able to fulfill orders in a timely manner, which in turn may have a negative effect on its earnings and overall business.

Inventory risks could impact Datum’s gross margin

Although Datum believes that it currently has appropriate provisions for inventory that has declined in value, become obsolete or is in excess of anticipated demand, these provisions may not be adequate. Although the amount of inventory can vary at any given time, over the past year Datum’s inventory has increased from approximately a six to eight months’ supply, attributable primarily to decreased demand in the telecommunications equipment market. If the difficult economic conditions continue, the level of excess or obsolete inventory ultimately could exceed Datum’s provisions for such inventory. Datum’s business could be materially harmed if significant inventories become obsolete or are otherwise not able to be sold at favorable prices.

Datum must develop and sell new products in order to keep up with rapid technological change

The markets in which Datum competes are characterized by:

•	rapidly changing technology;

•	evolving industry standards and changes in end-user requirements; and

•	frequent new product introductions.

Technological advancements could render Datum’s products obsolete and unmarketable. Datum’s success depends on its ability to respond to changing technologies and customer requirements and its ability to develop and introduce new and enhanced products in a cost-effective and timely manner. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends. Datum may encounter difficulties in design, manufacturing, marketing, funding or in other areas that could delay or prevent Datum’s development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that Datum manage the transition from older products in order to minimize disruption in customer ordering patterns and ensure that Datum can deliver adequate supplies of new products to meet anticipated customer demand. In the future, Datum expects to develop new products, but it may not successfully develop, introduce or manage the transition to these new products. Failure to develop new products that are consistent with market trends and demand will negatively impact Datum’s financial condition and results of operations.

Datum’s success is contingent upon Datum’s product performance reliability

Datum’s customers establish demanding specifications for product performance and reliability. Datum’s products are complex and often use state-of-the-art components, processes and techniques. Datum’s products may contain undetected or unresolved errors when they are first introduced or as new versions are released. Despite testing, errors may be found in new products or upgrades after commencement of commercial shipments. Undetected errors and design flaws have occurred in the past and could occur in the future. In addition to higher product service, warranty and replacement costs, these product defects may cause delays in or loss of market acceptance or sales, diversion of development resources, and could seriously harm Datum’s customer relationships and industry reputation.

Protection of Datum’s intellectual property is limited

Datum’s success depends, in part, on its ability to protect trade secrets, obtain or license patents and operate without infringing on the rights of others. Datum relies on a combination of trademark, copyright and trade secret laws, contractual restrictions and internal security to establish and protect its proprietary rights. Datum often relies on licenses of intellectual property useful for its business. These licenses may not be available in the future on favorable terms or at all. Datum further cannot be sure that such measures will provide meaningful protection for its trade secrets or other proprietary information. To the extent Datum offers its products in other countries or faces competition from foreign companies, the laws of such countries may afford little or no effective protection of Datum’s intellectual property.

Third parties may claim Datum is infringing their intellectual property, and Datum could suffer significant litigation or licensing expenses or be prevented from selling products

Third parties may claim that Datum is infringing their intellectual property rights, and Datum may be found to infringe those intellectual property rights. While Datum does not believe that any of Datum’s products infringe the valid intellectual property rights of third parties, Datum may be unaware of intellectual property rights of others that may cover some of its technology, products and services. Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert Datum’s management and key personnel from Datum’s business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increases these risks. Claims of intellectual property infringement might also require Datum to enter into costly royalty or license agreements. However, Datum may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. Datum also may be subject to significant damages or injunctions against development and sale of some of its products.

If Datum loses key personnel, it may not be able to successfully operate its business

Datum’s success depends to a significant degree upon the continued contributions of the principal members of its management, sales, marketing and technical personnel, many of whom perform important management functions and would be difficult to replace. Datum believes that its success in the past has been especially dependent on the employment of its chief executive officer, president and chairman of the board, Erik H. van der Kaay, who will serve as chairman of the board of the combined company if the merger is completed. It is a condition of the merger that no more than twenty-five percent of key employees identified by Datum cease to be employed by Datum prior to the completion of the merger or express an intention to discontinue employment with the combined company after the merger. The loss of the services of key personnel, particularly senior management and engineers, could materially harm the business of Datum, the performance and results of operations of the combined companies after the merger and the anticipated benefits to be realized from the merger.

Environmental matters subject Datum to additional business risks

Datum’s operations are subject to numerous federal, state and local environmental regulations related to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in Datum’s manufacturing process. While Datum has not experienced any significant effects on its operations from environmental regulations, Datum cannot assure you that changes in such regulations will not impose the need for additional capital equipment or other requirements or restrict its ability to expand its operations. Failure to comply with these regulations could result in suspension or cessation of Datum’s operations, or could subject Datum to significant liabilities. Although Datum periodically reviews its facilities and internal operations for compliance with applicable environmental regulations, such reviews necessarily are limited in scope and frequency and, therefore, Datum cannot assure you that these reviews have revealed or will reveal all potential instances of noncompliance. The liabilities arising from any noncompliance with these environmental regulations could materially harm Datum’s business.

A manufacturing facility previously operated by Datum in Austin, Texas is undergoing remediation for known subsurface contamination at that facility and adjoining properties. Datum believes it will continue to incur monitoring costs for years to come in connection with this subsurface contamination. Further, Datum may be subject to claims from adjoining landowners, in addition to claims for remediation, and the amount of these costs and the extent of Datum’s exposure to these claims cannot be determined at this time. The determination of the existence and cost of any additional contamination caused by Datum could involve costly and time-consuming negotiations and litigation. Remediation activities and subsurface contamination may require Datum to incur unreimbursed costs and could harm on-site operations and the future use and value of the property. The remediation efforts, the property owners’ claims and any related governmental action may expose Datum to material liability and could significantly harm its business.

Datum and Datum’s customers are subject to various governmental regulations

Datum and its customers are subject to various governmental regulations, compliance with which may cause Datum to incur significant expenses. If Datum fails to maintain satisfactory compliance with these regulations, it may be forced to recall products and cease their manufacture and distribution, and Datum could be subject to civil or criminal penalties.

Datum’s business is subject to various other significant international, federal, state and local, health and safety, packaging, product content and labor regulations. These regulations are complex, change frequently and have become more stringent over time. Datum may be required to incur significant expenses to comply with these regulations or to remedy past violations of these regulations. Any failure by Datum to comply with applicable government regulations could also result in cessation of its operations or portions of its operations, product recalls or impositions of fines and restrictions on its ability to carry on or expand its operations. In addition, because many of its products are regulated or sold into regulated industries, Datum must comply with additional regulations in marketing its products. Datum’s products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation of other agencies such as the United States Federal Communications Commission. If Datum fails to adequately address any of these regulations, its business may suffer.

THE MERGER

General

Symmetricom’s board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Symmetricom common stock for use at the Symmetricom annual stockholder meeting. Datum’s board of directors is also using this joint proxy statement/prospectus to solicit proxies from the holders of Datum common stock for use at the Datum special stockholder meeting.

Symmetricom proposal

At the Symmetricom annual stockholder meeting, holders of Symmetricom common stock will be asked to vote upon, in addition to other matters not directly related to the merger, approval of the proposed issuance of Symmetricom common stock in connection with the merger.

Datum proposal

At the Datum special stockholder meeting, holders of Datum common stock will be asked to vote upon approval and adoption of the merger agreement.

Background of the Merger

As part of their respective business strategies, Symmetricom and Datum from time to time have each independently considered opportunities to expand and strengthen their own technology, products, research and development capabilities and distribution channels, including through strategic acquisitions and business combinations. Over the past several years each has also consulted at times with various third parties, including investment banking firms and other businesses with which they may be interested in combining, regarding possible strategic acquisition opportunities.

In the summer of 1997, Datum’s former chief executive officer, Louis B. Horwitz, met with Symmetricom’s former chief executive officer, William D. Rasdal, as well as with members of Datum’s board of directors informally, to consider the possibility of a combination of the two companies.

In April 1998, Mr. Rasdal and Symmetricom’s newly hired president of telecom operations, Thomas W. Steipp, met with Datum’s Mr. Horwitz and Erik H. van der Kaay, Datum’s current chief executive officer, for purposes of becoming acquainted. In the summer of 1998, Roger A. Strauch, Symmetricom’s acting chief executive officer, or CEO, and Richard W. Oliver, chairman of Symmetricom’s board of directors, had intermittent conversations with Datum’s senior management regarding a possible transaction involving the two companies. Other members of Symmetricom’s senior management were sometimes present at these meetings. The parties did not reach an agreement.

In December, 1999, in response to a third party acquisition offer made to Datum by a potential hostile suitor, Mr. van der Kaay contacted Mr. Steipp, who had since become CEO of Symmetricom, to determine whether Symmetricom then had any interest in exploring a strategic combination. No meeting occurred however, and the parties did not pursue the matter further at that time.

On May 11, 2001, Mr. Steipp contacted Mr. van der Kaay to determine whether conditions might be appropriate for the companies to again consider a strategic combination. On May 30, 2001, Mr. Steipp and Mr. van der Kaay met in San Jose, California, where they discussed generally the structure of their respective businesses. At this meeting Mr. Steipp and Mr. van der Kaay agreed to meet again to further consider the potential for a strategic combination.

In June and July of 2001, Datum’s management and board of directors prepared financial analyses of a variety of potential combinations and strategic alternatives. Datum’s board directed Mr. van der Kaay and Mr. Robert J. Krist, Datum’s chief financial officer, to continue to explore a variety of potential combinations, including a possible strategic combination with Symmetricom. On July 29, 2001, Mr. Steipp and Mr. van der Kaay spoke by telephone, and Mr. van der Kaay briefed Mr. Steipp regarding his conversations with Datum’s board of directors. They then scheduled a meeting for September 2001 in Broomfield, Colorado to include the chief executive officer, chief financial officer and one board member from each company for the purpose of exploring a potential combination. Datum’s management subsequently met with its board to discuss a pro forma financial analysis of a potential combination of the two companies and to explore the engagement of a financial advisor.

On September 7, 2001, Symmetricom management, which had been actively engaged in exploring potential strategic acquisitions with several companies in addition to Datum, met with representatives of the investment banking firm RBC Dain Rauscher Inc., or RBC, a member company of RBC Capital Markets, to discuss RBC’s qualifications to act as its financial advisor in connection with business combinations. Symmetricom management subsequently engaged RBC as its financial advisor on October 3, 2001.

Symmetricom’s Mr. Steipp, William Slater, Symmetricom’s chief financial officer, or CFO, and Robert T. Clarkson, a member of Symmetricom’s board of directors, on September 10 and 11, 2001, met with Mr. van der Kaay, Mr. Krist and R. David Hoover, a member of Datum’s board of directors, in Broomfield, Colorado to discuss the possibility of a merger between the two companies, the market opportunities of each company, growth opportunities, cost synergies and compatibility of the two companies’ cultures. At the meeting, Symmetricom and Datum signed a nondisclosure agreement and agreed to meet again to review Symmetricom’s emerging broadband access division in greater detail. Datum’s management subsequently met internally and with members of its board of directors to discuss the September 11 meeting and matters that the parties had discussed at that meeting.

On September 19, 2001, Mr. Steipp, Mr. Slater, Kishon S. Shenoi, Symmetricom’s chief scientist, Rick Stroupe, executive vice president and general manager of Symmetricom’s sync and timing division, and Donald Skipwith, vice president of business development at Symmetricom, met in San Francisco, California with Mr. van der Kaay, Mr. Krist, Elizabeth A. Fetter, a member of Datum’s board of directors, and a consultant of Datum’s, to present to Datum publicly available information about Symmetricom’s emerging Broadband Access Division, including product development and market potential.

On September 27, 2001, Mr. van der Kaay and Mr. Steipp spoke by telephone regarding Symmetricom’s strategy and the rationale for a combination of the two companies, including synergies, possible structure of a combination, the relative ownership of the two sets of stockholders in a combination, the valuation of each company and a potential control premium. The following week, Mr. van der Kaay and Mr. Krist briefed members of Datum’s strategic committee, an informal committee of Datum’s board of directors formed to consider strategic alternatives, regarding conversations with Mr. Steipp. Mr. van der Kaay and Mr. Krist also met with representatives of Robertson Stephens to discuss the possibility of engaging Robertson Stephens as Datum’s financial advisor in the transaction. On October 2, 2001, Datum signed an engagement letter with Roberston Stephens. During the month of October, Mr. van der Kaay met several times with various other potential acquisition candidates to consider possible combinations, and Symmetricom pursued and consummated an acquisition of assets from another party, Telmax Communications Corporation.

At a regular meeting of the Symmetricom board on October 26, 2001, Mr. Steipp updated the Symmetricom board regarding several prospective strategic acquisitions then under consideration. Mr. Steipp gave a detailed presentation on the various issues in connection with the possible acquisition of four companies, including Datum. Symmetricom’s board discussed the potential benefits and concerns associated with each such company.

At a meeting of Datum’s board of directors in early November 2001, Mr. van der Kaay provided an update on Datum’s progress with respect to several strategic alternatives, and Datum’s board of directors directed management to continue investigating and pursuing strategic alternatives. On November 13, 2001, Mr. Steipp, Mr. Slater, Mr. van der Kaay and Mr. Krist held a conference call in which Mr. van der Kaay briefed Mr. Steipp on Datum’s management’s recent discussion with its board. The parties also agreed to exchange more detailed information at a future meeting about their respective emerging non-core businesses and product initiatives, Symmetricom’s broadband access division and Datum’s Time Pieces and Trusted Time product lines.

On December 12, 2001, Mr. van der Kaay, Mr. Krist, Mr. Steipp and representatives of each companies’ financial advisors met in Irvine, California at which time Symmetricom presented additional information on the business plan for its emerging broadband access division. Symmetricom also described its recent acquisition of DSL assets from Telmax Communications, the status of a potential co-marketing arrangement with a major original equipment manufacturer involving broadband products and the status of product development for its emerging broadband product line.

On January 17, 2002, Mr. van der Kaay, Mr. Krist and Datum’s financial advisors met in San Jose, California, with Mr. Steipp, Mr. Slater and Symmetricom’s financial advisors to discuss in further detail business projections and strategies of their respective non-core emerging businesses. Symmetricom presented specific aspects of its Broadband Access Division strategy, and Mr. van der Kaay gave a detailed presentation on Datum’s Time Pieces and Trusted Time businesses. Mr. Steipp subsequently discussed the potential benefits and risks of acquiring Datum with various Symmetricom board members.

Following that meeting, Datum’s management met internally with members of the strategic committee of its board of directors, as well as individual board members and representatives of Datum’s financial advisors, to discuss the January 17 meeting between the parties, as well as valuation issues and non-financial issues including the potential composition of the board of directors and management of a combined company. Datum’s management also discussed potential strategic alliances with other parties during this time.

On February 5, 2002, Mr. van der Kaay, Mr. Krist and representatives of Robertson Stephens held a conference call with Mr. Slater and representatives of Symmetricom’s financial advisor, RBC, to discuss a presentation given by Mr. Krist regarding Datum’s projections for 2002.

On February 7 and 8, 2002, Mr. van der Kaay met in San Jose with Symmetricom directors Mr. Oliver, Mr. Prabhu, Mr. Clarkson, Mr. Steipp and Mr. Snyder, Symmetricom’s CFO, Mr. Slater, and representatives of Pillsbury Winthrop LLP, Symmetricom’s legal advisors. On February 8, 2002, the board of directors of Symmetricom held a special board meeting to discuss further the prospect of a possible merger with Datum and the results of management’s review and discussions with Datum to date. Pillsbury Winthrop and RBC, Symmetricom’s respective legal and financial advisors were represented at that meeting and Mr. van der Kaay attended a portion of it. In consultation with its advisors, the board discussed the potential financial benefits of a strategic combination with Datum, reviewed the technologies and businesses in which Datum was active and in which Symmetricom was not a significant participant and discussed the potential broadening of Symmetricom’s business which would result from the acquisition. The board also reviewed Datum’s operations, discussed various structuring issues, and considered the range of an appropriate premium to be paid to Datum stockholders in the event of an acquisition. The Symmetricom board also discussed potential governance issues including the contribution of Mr. van der Kaay to a combined company, the matter of integrating the two companies’ management, and the risks presented by a combination should anticipated synergies not be realized. The board then directed Symmetricom management and its financial advisors to continue discussions with Datum.

Mr. Steipp contacted Mr. van der Kaay on February 11, 2002 to relay that Symmetricom held a positive view of a potential merger with Datum and would issue a definitive proposal shortly. On Symmetricom’s behalf, on February 13, 2002, RBC delivered an initial proposed letter of intent and non-binding term sheet to representatives of Robertson Stephens, on behalf of Datum, along with a letter outlining the prospective role of Datum’s CEO, Mr. van der Kaay, in the merged company.

On February 14 and 15, 2002, Mr. van der Kaay and Mr. Krist reviewed with representatives of Robertson Stephens Symmetricom’s proposed letter of intent and non-binding term sheet.

On February 18, 2002, Mr. Steipp and Mr. van der Kaay held a conference call to discuss Datum’s response to Symmetricom’s proposed letter of intent. Datum’s management also discussed the letter of intent and non-binding term sheet with its financial advisors and members of its board of directors.

On February 21, 2002, Mr. van der Kaay called Mr. Steipp to propose a meeting to further discuss Datum’s response to Symmetricom’s proposed non-binding terms. On February 25, 2002, in response to comments received from Datum, RBC delivered to Robertson Stephens summary comments on potential modifications to the proposed initial letter of intent and non-binding term sheet. In Newport Beach, California on February 28, 2002, Datum’s board of directors met with Mr. Steipp and Symmetricom board members Mr. Clarkson and Mr. Prabhu to further discuss the possibility of a merger. The next day, March 1, 2002, at a meeting of Datum’s board of directors, Mr. Steipp presented his vision for a combination of the companies and additional information about Symmetricom’s emerging broadband access division.

The Board of Directors of Symmetricom held a special meeting at Symmetricom’s offices in San Jose, California on March 6, 2002. Mr. Steipp briefed the board on the status of discussions with Datum, noting that progress had been achieved with respect to several governance matters. Mr. Steipp reported that considerable due diligence needed to be conducted and further investigation and discussions were required. The board discussed economic and structural issues of the proposed transaction, anticipated short and long term effects upon operating results and stockholder value and authorized its management team to continue negotiations with Datum consistent with the board’s agreed parameters.

On March 7, 2002 in San Jose, California, Mr. van der Kaay met with Mr. Steipp. They reviewed the substance of prior meetings and presentations, the vision, mission, strategy and plans of for the companies moving forward and the organization and management teams of the two companies as a combined entity. Mr. Steipp and Mr. van der Kaay discussed several governance issues, including Mr. van der Kaay’s future role, compensation and the range of a control premium to be paid to Datum stockholders.

On March 27, 2002, Symmetricom announced the execution of an agreement to acquire TrueTime.

In Dallas, Texas, on March 28 and 29, 2002, Mr. Steipp and Symmetricom board members Mr. Prabhu and Richard N. Snyder met with Mr. van der Kaay and Datum board member Al Boschulte and discussed the potential merger, including valuation issues, management structure and board of director composition. Datum board member Mr. Michael Mann joined the participants on March 29, 2002. The participants discussed Mr. Steipp’s vision of the combined companies and the prospective role of Mr. van der Kaay. The participants agreed in principle, that, if a transaction were to proceed, Mr. van der Kaay would become the non-employee chairman of the board of directors of Symmetricom, while Mr. Steipp would continue to serve as its president and chief executive officer. The parties also discussed a possible percentage ownership that Datum stockholders would receive in the combined entity, inclusive of the pending True Time acquisition. Mr. van der Kaay and Mr. Steipp agreed to hold a follow-up conversation on April 3, 2002.

During a conference call on April 3, 2002, Messrs. Steipp and van der Kaay reviewed the substance of discussions which occurred at the Dallas meeting. They agreed to hold another conversation the following week, to consult in the interim with their respective boards of directors and advisors, and to hold a follow-up conference call with the participants from the Dallas meeting to discuss further the substance of a non-binding term sheet.

Datum’s board of directors held a telephonic meeting on April 4, 2002 to discuss strategic alternatives, including the status of negotiations with Symmetricom. On April 9, 2002, Robertson Stephens delivered, on behalf of Datum, a revised letter of intent and a non-binding term sheet to RBC. The following day, Mr. van der

Kaay, Mr. Krist and Mr. Steipp held a conference call in which they continued to discuss a number of the issues of the proposed term sheet and letter of intent.

The Symmetricom Board of Directors held a special meeting on April 11, 2002, to discuss Symmetricom’s proposal to acquire Datum. Representatives of Pillsbury Winthrop and RBC were present. Mr. Slater summarized the terms of the proposal to the board including the potential risks and strategic benefits of the transaction to Symmetricom. Representatives of RBC discussed its analysis of the economics of the transaction including likely synergies and the proposed price. Representatives of Pillsbury Winthrop reviewed the key terms and legal issues related to the proposed acquisition. After discussion and consultation with its advisors, the board directed management to continue negotiations with Datum, concluding that the likely benefits of the proposed combination may outweigh countervailing considerations.

On April 15, 2002 Mr. Steipp and Mr. van der Kaay spoke by telephone and discussed various governance issues. Mr. Steipp and Mr. van der Kaay agreed to hold a conference call later that day to include the three additional individuals who attended the Dallas meeting, Mr. Prabhu, Mr. Snyder, and Mr. Boschulte, as well as Datum board member Dr. Michael Mann. Later that day, these six representatives held a conference call during which they agreed to sign a letter of intent. RBC subsequently delivered on behalf of Symmetricom a revised letter of intent and non-binding term sheet to Robertson Stephens, on behalf of Datum.

On April 16, 2002, Datum’s board of directors met to discuss the proposed merger and the possible execution of a proposed letter of intent with Symmetricom. Representatives from Robertson Stephens reviewed and discussed its preliminary financial analysis of the proposed transaction. Representatives of Stradling Yocca Carlson & Rauth, P.C., Datum’s legal advisors, summarized the terms of the letter of intent and the non-binding term sheet. Datum’s board, management, legal and financial advisors discussed the key terms of the potential transaction. After discussing reasons why the proposed transaction was more beneficial to Datum than other strategic alternatives, Datum’s board of directors authorized Mr. van der Kaay to sign a letter of intent with Symmetricom on behalf of Datum.

On behalf of Datum, Robertson Stephens delivered a revised letter of intent and non-binding term sheet to RBC on April 17, 2002. On April 18, 2002, Symmetricom’s board of directors held a special meeting. Al Longfield of RBC reviewed the status of discussions and summarized the open items under negotiation between the two companies. After reviewing pro-forma projections of the combined company, the board discussed synergies that might result from the combination and compared them to the proposed premium. The board members considered the opportunity cost in proceeding with an attempted acquisition of Datum as opposed to attempting to increase stockholder value by other means or transactions, discussed the various unresolved governance issues and authorized management to proceed with negotiations and finalize a non-binding term sheet consistent with its discussions.

On April 19, 2002, RBC delivered, on behalf of Symmetricom, a revised letter of intent and the non-binding term sheet to Robertson Stephens, on behalf of Datum. During the following week, the parties continued to negotiate the substance of the letter of intent and the non-binding term sheet. On April 21, 2002, Mr. van der Kaay held a telephone conversation with Mr. Prabhu in which they discussed the letter of intent and the non-binding term sheet, including human resource and governance matters. On April 22, 2002, Mr. van der Kaay held a telephone conference with Datum’s board of directors regarding Symmetricom’s response to Datum’s April 17, 2002 proposed changes to the non-binding term sheet.

On April 23, 2002, Robertson Stephens, on behalf of Datum, delivered a revised letter of intent and non-binding term sheet to Symmetricom. Mr. Steipp and Mr. van der Kaay spoke by telephone on April 23, 2002 and discussed additional remaining issues with respect to the proposed letter of intent and non-binding term sheet. On April 25, 2002, Symmetricom and Datum signed a letter of intent subject to legal and business due diligence, the negotiation and execution of a binding definitive merger agreement, and further approval by each company’s board of directors.

On April 26, 2002, the Symmetricom board of directors held a regularly scheduled meeting. During that meeting it discussed, among other items, the possible strategic combination with Datum and the negotiation of a definitive agreement. Representatives of Pillsbury Winthrop and RBC were in attendance, and Mr. Longfield of RBC presented to the board the status of negotiations with Datum and reviewed the key terms of the non-binding term sheet as well as other items left unaddressed by the non-binding term sheet. The board discussed corporate governance issues, the proposed merger consideration and integration planning should a definitive agreement be achieved, and resolved to move forward on an expedited basis with negotiations toward a definitive agreement while simultaneously pursuing its diligence investigation.

From April 25, 2002 through May 22, 2002, members of senior management of Symmetricom and Datum together with assistance from their legal and financial advisors, negotiated and drafted the terms of a proposed definitive merger agreement and related documents and conducted and completed bilateral legal and business due diligence. From May 4, 2002 through May 13, 2002, Mr. van der Kaay held six telephonic conferences with Datum’s board of directors to discuss the status of negotiations of the definitive merger agreement and the conduct and results of the due diligence investigation.

Datum’s board of directors held a special meeting from May 21 through May 22, 2002, to discuss a proposed final draft of the merger agreement and ancillary agreements, as well as to discuss legal, financial and business due diligence investigations. Representatives of Stradling Yocca Carlson & Rauth, reviewed in detail the terms of the proposed merger agreement, including changes from the non-binding term sheet as previously reviewed and approved by Datum’s board of directors. After discussion, representatives of Robertson Stephens presented its financial analysis of the transaction and discussed the analysis with the board. Robertson Stephens then delivered its oral opinion that the exchange ratio in the merger was fair to Datum’s stockholders from a financial point of view and delivered Robertson Stephens’ written opinion to that effect. After additional discussion, Datum’s board of directors unanimously approved the merger and the merger agreement, the ancillary agreements to the merger agreement and the transactions contemplated thereby, and directed that the merger agreement be submitted to the Datum stockholders for approval and adoption.

On May 22, 2002, Symmetricom’s board of directors held a special meeting to discuss the proposed acquisition of Datum. Representatives of RBC and Pillsbury Winthrop were in attendance. As part of that meeting the board discussed with senior management, its financial advisors and legal advisors specific terms of the proposed merger agreement and related agreements, including the conditions to closing and Mr. van der Kaay’s proposed termination and services agreement, the premium to be paid to Datum stockholders, the results of final legal and business due diligence, including sub-surface environmental testing at two Datum manufacturing facilities, pro-forma financials and projections of the combined companies, the anticipated synergies and annualized cost savings from combining the companies, the risks presented in integrating two acquisitions simultaneously, the opinion of RBC that, as of May 20, 2002, the merger consideration was fair from a financial point of view to Symmetricom, the presentation of representatives of RBC in support of its fairness opinion, and the substance of draft resolutions approving the merger and related agreements. The Symmetricom board unanimously approved the merger agreement and related transaction documents subject to Symmetricom’s receipt of RBC’s executed fairness opinion and satisfactory environmental analytical results from subsurface screening sampling taking place at two Datum manufacturing facilities. Following Symmetricom’s receipt later that day of satisfactory environmental analytical results, RBC executed and delivered its fairness opinion to Symmetricom.

During the evening of May 22, 2002, representatives of Pillsbury Winthrop, Mr. Slater, Mr. Steipp and Mr. Clarkson participated in a series of teleconferences with Mr. van der Kaay, counsel for Datum and counsel for Mr. van der Kaay concerning certain details of the merger agreement and Mr. van der Kaay’s termination and service agreements. Later that night Symmetricom and Datum entered into the merger agreement and certain related agreements were executed and delivered by Symmetricom to the parties thereto. Each company publicly announced the execution of the merger agreement by issuing a press release prior to the opening of financial markets on May 23, 2002.

Datum’s Reasons for the Merger; Recommendation of Datum’s Board

Datum’s decision to enter into the merger with Symmetricom was the culmination of an investigation of strategic alternatives by Datum’s management and board of directors beginning as early as May 2001. Because of the downturn in the overall economy, the challenging economic environment in the high technology sector generally, and the telecommunications equipment sector specifically, Datum’s board of directors asked management to consider various strategic alternatives in light of future prospects for Datum’s business and its industry.

Datum’s management evaluated many different possibilities, including the possibility of going private, the possibility of selling off various components of Datum’s business separately, as well as analyses of potential combinations with various other companies of differing sizes. Based on Datum’s projected growth prospects and on its evaluation of various strategic alternatives, Datum’s management and board of directors believed that Datum should seek one or more combinations to form a larger company that would have the scale to compete more effectively in the global marketplace for telecommunications equipment. A larger entity also would have sufficient market capitalization to attract more interest from the investment community, which could lead to additional financing opportunities and alternatives to finance future growth, which in turn could lead to improved returns to stockholders.

Over the course of the past year, management continued to review strategic alternatives and look at additional opportunities. In March 2002, with conditions in one of Datum’s major industry sectors, telecommunications equipment, continuing in a downturn, Datum’s management determined that if no strategic transaction were undertaken, Datum would have to implement a significant restructuring to position itself for profitable operation and growth as an independent company.

In reaching its determination to recommend approval and adoption of the merger agreement and the merger with Symmetricom, the Datum board of directors consulted with Datum management, as well as with its financial advisor, Robertson Stephens, and considered a number of factors, including the following:

•	the current status of Datum’s business, operations, financial condition, future prospects, earnings and current industry, economic and market conditions;

•	the expectation that the merger would result in synergies for the two companies’ operations;

•	the ability of the combined company to invest in the two companies’ breakout opportunities, such as Datum’s Trusted Time division and Symmetricom’s Broadband Access division;

•
the business, operations, financial condition, technology, earnings and prospects of Symmetricom, including the fact that Datum’s senior management performed a due diligence review of Symmetricom’s business and considered other strategic alternatives and combinations;

•	a stronger balance sheet and cash position resulting from a combination of the two companies;

•	a greater depth in management resulting from the combination of the two companies;

•
the expectation that the merger consideration would provide a significant premium and increased liquidity to the Datum stockholders, taking into account, among other things, the limited public float and trading volume of Datum’s common stock; and

•
Robertson Stephens’ financial and strategic analysis and presentation to the Datum board of directors on May 22, 2002, as well as the opinion of Robertson Stephens that, as of May 22, 2002, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the Datum stockholders.

The discussion above addresses the material factors considered by Datum’s board of directors in its consideration of the merger. In view of the variety of factors and the amount of information considered, the board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole. In addition, individual members of the board of directors may have given different weights to different factors.

THE DATUM BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE, FAIR, AND IN THE BEST INTERESTS OF DATUM AND ITS STOCKHOLDERS. ACCORDINGLY, THE DATUM BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE DATUM STOCKHOLDERS VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

Opinion of Datum’s Financial Advisor

Under a letter agreement dated October 2, 2001, Datum engaged Robertson Stephens to provide financial advisory and investment banking services in connection with the proposed merger and to render an opinion as to the fairness of the exchange ratio in the proposed merger, from a financial point of view, to the holders of Datum common stock, other than Symmetricom, Symmetricom’s merger subsidiary or any affiliates of either. See Annex C for a copy of the full opinion.

On May 22, 2002, at a meeting of Datum’s board held to evaluate the proposed merger, Robertson Stephens delivered to Datum’s board its oral opinion, subsequently confirmed in a written opinion dated as of May 22, 2002, that as of that date and based on the assumptions made, matters considered and the limitations on the review undertaken described in the written opinion, the exchange ratio in the proposed merger was fair from a financial point of view to the holders of Datum common stock. The exchange ratio was determined through negotiations between the respective managements of Datum and Symmetricom. Although Robertson Stephens did assist the management of Datum in those negotiations, Robertson Stephens was not asked by, and did not recommend to, Datum that any specific exchange ratio constituted the appropriate exchange ratio for the merger.

You should consider the following when reading this discussion of the opinion of Datum’s financial advisor:

•
We urge you to read carefully the entire opinion of Robertson Stephens, which is set forth in Annex C to this joint proxy statement/prospectus and is incorporated by reference. The following description of the Robertson Stephens opinion is qualified by reference to the full opinion located in Annex C. The full opinion sets forth, among other things, the assumptions made, the matters considered and the limitations on the review undertaken by Robertson Stephens.

•
The Robertson Stephens opinion was prepared for the information of Datum’s board in connection with its evaluation of the merger and is not intended to be and does not constitute a recommendation to any stockholder of Datum as to how that stockholder should vote, or take any other action, with respect to the merger.

•
The Robertson Stephens opinion did not address the relative merits of the merger and the business strategies that Datum’s board has considered or may have been considering, nor did it address the decision of Datum’s board to proceed with the merger.

•
The Robertson Stephens opinion was necessarily based upon market, economic and other conditions that were in effect on, and information made available to Robertson Stephens as of, the date of the opinion. You should understand that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion, and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting its opinion which may come or be brought to Robertson Stephens’ attention after the date of its opinion.

•
The Robertson Stephens opinion was limited to the fairness, from a financial point of view and as of May 22, 2002, of the exchange ratio in the merger to the holders of Datum common stock, other than Symmetricom, Symmetricom’s merger subsidiary or any affiliates of either.

Opinion and Analysis of Robertson Stephens

In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens:

•	reviewed certain publicly available financial statements and other business and financial information of each of Datum and Symmetricom;

•
reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning Datum, prepared by the management of Datum, and Symmetricom, prepared by the managements of Datum and Symmetricom;

•	reviewed with Datum and Symmetricom certain publicly available estimates of research analysts relating to Datum and Symmetricom;

•
held discussions with the respective managements of Datum and Symmetricom concerning the businesses, past and current operations, financial conditions and future prospects of both Datum and Symmetricom, independently and combined, including discussions with the respective managements of Datum and Symmetricom concerning cost savings and other synergies that are expected to result from the merger as well as their views regarding the strategic rationale for the merger;

•	reviewed the financial terms and conditions set forth in the draft of the merger agreement dated May 21, 2002;

•	reviewed the stock price and trading history of Datum common stock and Symmetricom common stock;

•
compared the financial performance of Datum and Symmetricom and the prices and trading activity of Datum common stock and Symmetricom common stock with that of certain other publicly traded companies comparable with Datum and Symmetricom, respectively;

•	compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions Robertson Stephens deemed relevant;

•	reviewed the pro forma impact of the merger on Symmetricom’s revenue per share and earnings per share;

•	prepared an analysis of the relative contributions of Datum and Symmetricom to the combined company;

•	prepared a discounted cash flow analysis of Datum;

•	participated in discussions and negotiations among representatives of Datum and Symmetricom and their financial and legal advisors; and

•	made such other studies and inquiries, and reviewed such other data, as Robertson Stephens deemed relevant.

In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it, including information furnished to it orally or otherwise discussed with it by the managements of Datum and Symmetricom, or publicly available, and neither attempted to verify, nor assumed responsibility for verifying, any of such information. Robertson Stephens relied upon the assurances of the managements of Datum and Symmetricom that they were not aware of any facts that would make such information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities, contingent or otherwise, of Datum or Symmetricom, nor was it furnished with any such evaluation or appraisal.

With respect to the financial forecasts and projections, and the assumptions and bases therefor, for Datum and Symmetricom, including projections with respect to operations of the combined companies following the merger, that Robertson Stephens reviewed, Robertson Stephens has assumed that:

•	these forecasts and projections were reasonably prepared in good faith on the basis of reasonable assumptions;

•
these forecasts and projections reflect the best currently available estimates and judgments of the managements of Datum and Symmetricom, respectively, as to the future financial condition and performance of Datum and Symmetricom, respectively; and

•	these forecasts and projections will be realized in the amounts and in the time periods currently estimated.

In addition, Robertson Stephens assumed that:

•
the merger will be consummated upon the terms set forth in the draft, dated May 21, 2002, of the merger agreement without material alteration thereof, including, among other things, that the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended;

•
the historical financial statements of each of Datum and Symmetricom reviewed by Robertson Stephens were prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied; and

•
the exchange ratio will not be reduced as a result of a purchase price adjustment, transaction expenses limitation or other provision of the draft of the merger agreement reviewed by Robertson Stephens.

In connection with rendering its opinion, Robertson Stephens was aware that Symmetricom and TrueTime, Inc. entered into an agreement and plan of merger, dated March 27, 2002, pursuant to which Symmetricom agreed to acquire TrueTime. In this regard, Robertson Stephens only reviewed certain publicly available financial statements and other business and financial information relating to TrueTime and the TrueTime acquisition and certain limited financial projections for TrueTime. With the consent of Datum, Robertson Stephens assumed that neither the consummation of the TrueTime acquisition nor the failure to consummate the TrueTime acquisition will have a material adverse effect on Symmetricom or Datum, separately or combined, or the contemplated benefits of the merger.

Robertson Stephens expressed no opinion as to:

•	any tax or other consequences that might result from the merger;

•
what the value of Symmetricom common stock will be when issued to Datum’s common stockholders pursuant to the merger or the price at which the shares of Symmetricom common stock that are issued pursuant to the merger may be traded in the future; and

•	any legal or accounting matters, as to which Robertson Stephens understands that Datum obtained such advice as it deemed necessary from qualified professionals.

Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of counsel.

The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. This summary is not a complete description of all of the analyses performed by Robertson Stephens. Some of the information in this section is presented in tabular form. In order to better understand the financial analyses performed by Robertson Stephens, you must read the tables together with the text accompanying each table. The opinion is based upon the totality of the various analyses performed by Robertson Stephens and no particular portion of the analyses has any merit standing alone.

Comparable Companies Analysis

Using publicly available information, including Wall Street research consensus estimates, and information provided by FactSet Research Systems Inc. and First Call Corporation, independent financial database providers, Robertson Stephens analyzed, among other things, the aggregate value as a multiple of revenue and the equity value as a multiple of earnings of the following selected publicly traded companies that Robertson Stephens believed to be reasonably comparable to Datum:

•	Trimble Navigation Ltd.

•	Allen Telecom Inc.

•	Symmetricom, Inc.

•	Frequency Electronics, Inc.

•	Odetics, Inc.

•	Matec Corp.

All multiples were based on closing stock prices as of May 21, 2002. As set forth in the following table, applying a range of multiples for the selected publicly traded companies for calendar years 2001, 2002 and 2003 for Datum resulted in the following ranges of implied equity values, values per share and exchange ratios for Datum:

Calendar Year	Multiple Range	Implied Equity Value Range (in millions)	Implied Value per Share	Implied Exchange Ratio
CY 2001 Revenues	0.5x– 1.6x	$56.0–$170.3	$8.78–$26.68	1.369x–4.162x
CY 2001 Net Income	20.1x–61.4x	$62.7–$191.6	$9.83–$30.02	1.534x–4.683x
CY 2002 Revenues	0.7x– 1.4x	$52.7–$106.7	$8.25–$16.71	1.287x–2.607x
CY 2002 Net Income	23.8x–82.0x	NMF	NMF	NMF
CY 2003 Revenues	0.6x– 1.3x	$60.3–$126.2	$9.44–$19.78	1.473x–3.086x
CY 2003 Net Income	14.6x–53.8x	$38.4–$141.7	$6.02–$22.21	0.939x–3.464x
Mean		$54.0–$147.3	$8.46–$23.08	1.320x–3.600x
Exchange Ratio in the Merger				2.7609x

Robertson Stephens obtained revenue and earnings data for Datum from publicly available Wall Street research consensus estimates. The implied equity values reflected net debt for Datum of $0.7 million. The implied values per share assumed 6.4 million fully diluted Datum shares outstanding based on the treasury stock method. The implied exchange ratios were based on the closing share price of $6.41 for Symmetricom common stock as of May 21, 2002.

Selected Precedent Transactions

Using publicly available information, Robertson Stephens reviewed and analyzed, among other things, the consideration paid and the purchase price premiums paid on the following selected acquisition transactions, listing the acquired company followed by the acquiror and with the date these transactions were publicly announced in parentheses, that Robertson Stephens believed to be reasonably comparable to the proposed merger:

•	TrueTime, Inc./Symmetricom, Inc. (March 27, 2002)

•	GenRad, Inc./Teradyne, Inc. (August 2, 2001)

•	Gillam SA/Frequency Electronics, Inc. (August 30, 2000)

•	Tech-Sym Corp./(Integrated Defense Technologies, Inc.) Veritas Capital Fund, L.P. (June 27, 2000)

•	Oak Industries Inc./Corning Inc. (November 14, 1999)

•	Hewlett-Packard Co. Synchronization Business/Symmetricom, Inc. (August 30, 1999)

In analyzing these precedent transactions, Robertson Stephens compared, among other things, the aggregate value of the precedent transaction as a multiple of the last twelve months, or LTM, revenues. Based on this information and other publicly available information, the following table illustrates the implied equity values, values per share and exchange ratios derived from applying a range of multiples of aggregate value that Robertson Stephens derived from the precedent transactions to corresponding LTM revenue data for Datum:

	Multiple Range	Implied Equity Value (in millions)	Implied Value per Share	Implied Exchange Ratio
LTM Revenues	0.7x–0.9x	$67.2–$82.3	$10.53–$12.90	1.643x–2.012x
Exchange Ratio in the Merger				2.7609x

Aggregate value is equal to the equity value plus debt minus cash. Robertson Stephens obtained LTM revenues for Datum from publicly available Wall Street research consensus estimates. The implied equity values reflected net debt for Datum of $0.7 million. The implied values per share assumed 6.4 million fully diluted Datum shares outstanding based on the treasury stock method. The implied exchange ratios were based on the closing share price of $6.41 for Symmetricom common stock as of May 21, 2002.

Premiums Paid Analysis

Using publicly available information, Robertson Stephens reviewed and analyzed, among other things, the consideration paid and the purchase price premiums paid on the following twelve acquisition transactions involving publicly traded companies in the computer equipment, electronics and communications sectors since January 1, 2001 with an announced aggregate value between $50 million and $500 million, listing the acquired company first followed by the acquiror and with the date that these transactions were publicly announced in parentheses, that Robertson Stephens believed to be reasonably comparable to the proposed merger:

•	Clare Inc./IXYS Corp. (April 22, 2002)

•	3Dlabs Inc., Ltd./Creative Technology Ltd. (March 10, 2002)

•	Visionics Corp./Identix Inc. (February 22, 2002)

•	NetSilicon, Inc. (Osicom Tech)/Digi International Inc. (October 30, 2001)

•	PRI Automation, Inc./Brooks Automation, Inc. (October 24, 2001)

•	Sage, Inc./Genesis Microchip Inc. (September 28, 2001)

•	GenRad, Inc./Teradyne, Inc. (August 2, 2001)

•	Picture Tel Corp/Polycom, Inc. (May 24, 2001)

•	Integrated Measurement Systems, Inc./Credence Systems Corp. (May 16, 2001)

•	Blue Wave Systems Inc./Motorola, Inc. (February 21, 2001)

•	Scott Technologies, Inc./Tyco International Ltd. (February 5, 2001)

•	Centennial Techniques, Inc./Solectron Corp. (January 23, 2001)

The following table sets forth the ranges of implied Datum equity values, values per share and exchange ratios based on the share price of $6.41 for Symmetricom common stock as of May 21, 2002, calculated by applying a range of one-day and one-month purchase price premiums derived from the foregoing transactions to the closing price for Datum shares one day and one month prior to the announcement of the merger, respectively:

	Premium Range	Implied Equity Value (in millions)	Implied Value per Share	Implied Exchange Ratio
One Day Premium	(7.7%)–52.1%	$67.7–$111.5	$10.60–$17.47	1.654–2.726
One Month Premium	(18.0%)–75.5%	$63.7–$136.3	$9.98–$21.35	1.556–3.331
Mean		$65.7–$123.9	$10.29–$19.41	1.605–3.029
Exchange Ratio in the Merger				2.7609x

The valuation range of the transactions selected for this premiums paid analysis excludes the lowest and the highest values. The implied equity values reflected net debt for Datum of $0.7 million. The implied values per share assumed 6.4 million fully diluted Datum shares outstanding based on the treasury stock method. The implied exchange ratios were based on the closing share price of $6.41 for Symmetricom common stock as of May 21, 2002.

Discounted Cash Flow Analysis

Using publicly available Wall Street research consensus estimates and Datum management estimates, including assumptions regarding long-term revenue growth rates and operating margins, and based on discussions with the management of Datum, Robertson Stephens performed a discounted cash flow analysis on the net cash flows of Datum for calendar years 2002 through 2007. Robertson Stephens first discounted the net cash flows through the calendar year 2007 using discount rates ranging from 14.0% to 18.0%. Robertson Stephens then added the present value of these net cash flows to the terminal value of Datum in the calendar year ending 2007, discounted back to the present at the same discount rates. Robertson Stephens computed the terminal value of Datum in the calendar year ending 2007 by multiplying estimated revenue for calendar year 2007 by terminal revenue multiples ranging from 1.0x to 1.6x. Applying the above ranges of discount rates and terminal revenue multiples to net cash flows of Datum yielded the following ranges:

	Implied Equity Value (in millions)	Implied Value per Share	Implied Exchange Ratio
Revenue	$64.9–$121.5	$10.17–$19.04	1.586x–2.971
Exchange Ratio in the Merger			2.7609x

As used above “net cash flows” equals operating income plus depreciation, minus taxes, minus capital expenditures and plus or minus changes in working capital. The implied equity values reflected net debt for Datum of $0.7 million. The implied values per share assumed 6.4 million fully diluted Datum shares outstanding based on the treasury stock method. The implied exchange ratios were based on the closing share price of $6.41 for Symmetricom common stock as of May 21, 2002.

Merger Contribution Analysis

Using publicly available Wall Street research consensus estimates and Datum and Symmetricom management estimates, Robertson Stephens analyzed, among other things, the respective contributions of Datum and Symmetricom to the cash balance of the combined company based upon their respective cash balances for calendar year 2001, and their respective contributions to the estimated revenues and earnings of the combined company for calendar years 2002 and 2003. The actual results achieved by the combined company may vary from projected results and the variations may be material. The contribution analysis for calendar years 2001, 2002 and 2003 resulted in the following implied equity values, implied values per share and implied exchange ratios:

	Implied Equity Value	Implied Value per Share	Implied Exchange Ratio
CY 2001E Revenues	$92.5	14.50	2.262x
CY 2001E Earnings	$57.8	$9.06	1.414x
CY 2002E Revenues	$98.0	$15.36	2.396x
CY 2002E Earnings	NMF	NMF	NMF
CY 2003E Revenues	$95.9	$15.02	2.344x
CY 2003E Earnings	$133.3	$20.89	3.259x
Range	$57.8–$133.3	$9.06–$20.89	1.414x–3.259x
Exchange Ratio in the Merger			2.7609x

Robertson Stephens calculated the implied equity values as aggregate value plus cash less debt and reflect net debt for Datum of $0.7 million. The implied values per share assumed 6.4 million fully diluted Datum shares outstanding based on the treasury stock method and on a share price of $6.41 for Symmetricom common stock as of May 21, 2002.

Pro-Forma Earnings Analysis

Using publicly available Wall Street research consensus estimates and Datum and Symmetricom management estimates and assuming potential cost savings and other synergies from the merger provided by each of Datum management and Symmetricom management, Robertson Stephens analyzed, among other things, the potential pro-forma effect of the merger on Symmetricom’s estimated cash earnings per share for calendar years 2002 and 2003. Robertson Stephens also analyzed the pro-forma impact on earnings per share before and after Symmetricom’s merger with TrueTime and found that, based on the merger exchange ratio provided for in the merger agreement, the merger, not including the TrueTime acquisition, will be approximately $0.01 accretive to Symmetricom’s earnings per share for calendar year 2002 and $0.14 accretive to Symmetricom’s earnings per share for calendar year 2003. Including the TrueTime acquisition in this analysis did not have a material effect on whether Symmetricom’s earnings per share would be more or less accretive in either 2002 or 2003.

Other Factors

In rendering its opinion, Robertson Stephens considered other factors and conducted other analyses, including a review of the pro-forma effects resulting from the merger which took into account the impact of the merger on the projected earnings per share of the combined company for calendar years 2002 through 2003 based on information obtained from publicly available Wall Street research consensus estimates, Datum and Symmetricom management estimates and projected 2003 pre-tax cost savings as estimated by the management of each of Symmetricom and Datum.

No company, business or transaction compared in any of the above analyses is identical to Datum, Symmetricom or the proposed merger. Accordingly, an analysis of the results of the foregoing is not entirely mathematical. Rather, an analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition and other values of comparable companies, precedent transactions or the business segment, company or transaction to which they are being compared. In addition, various analyses performed by Robertson Stephens incorporate projections prepared by Wall Street analysts using only publicly available information. These projections may or may not be accurate.

While this summary describes the analyses and factors that Robertson Stephens deemed material in its presentation to the Datum board, it is not a comprehensive description of all analysis and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Robertson Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robertson Stephens believes that its analysis must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Robertson Stephens is based on all analyses and factors taken as a whole and also on the application of Robertson Stephens’ own experience and judgment. This conclusion may involve significant elements of subjective judgment and qualitative analysis. Robertson Stephens expresses no opinion as to the value or merit standing alone of any one or more parts of the analyses it performed. In performing its analyses, Robertson Stephens made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond the control of Datum, Symmetricom or Robertson Stephens. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which these businesses actually may be sold in the future, and these estimates are inherently subject to uncertainty.

Datum paid Robertson Stephens a fee of $425,000 for the delivery of the fairness opinion, which was payable without regard to the conclusion reached in the fairness opinion. On July 12, 2002, FleetBoston Financial Corporation announced its decision to wind down Robertson Stephens, its subsidiary. On September 9, 2002, Robertson Stephens terminated its engagement with Datum. Pursuant to the termination, Robertson Stephens and Datum agreed that the provisions of the parties’ engagement letter that by their terms survive a termination, such as confidentiality provisions, will be honored. However, Robertson Stephens agreed that it would not be entitled to any further payments or fees and waived unreimbursed expenses to the extent they do not exceed $50,000 in the aggregate.

Robertson Stephens was retained based on its reputation as an internationally recognized investment banking firm and based on its experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally. As part of its investment banking business, Robertson Stephens had been frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

Symmetricom’s Reasons for the Merger; Recommendation of Symmetricom’s Board

Symmetricom’s board of directors has unanimously concluded that the merger is advisable and in the best interest of Symmetricom and its stockholders. Symmetricom’s board of directors has identified several potential benefits of the merger that it believes will contribute to the success of the combined company. In particular, Symmetricom believes that the following benefits will result from the merger:

•	the addition of complementary product lines and technical capabilities;

•	a broader potential customer and relationship base with minimal customer overlap;

•
a potentially expanded customer base geographically, and a larger scale to enhance its ability to compete effectively in international markets where opportunities for potential growth in core businesses are perceived;

•
expected annualized operating expense savings of approximately $14 million to $15 million derived primarily from the elimination of duplicative infrastructures, increased manufacturing efficiencies, and the ability to take advantage of economies of scale;

•
a larger revenue platform to support research and development and potential break-out initiatives and product lines, including Datum’s Trusted Time initiative and Symmetricom’s broadband access products; and

•	a larger more efficient combined company with greater market capitalization and exposure and increased stockholder liquidity.

In reaching its decision to approve the merger with Datum, the Symmetricom board of directors also considered, in addition to other matters, the following factors that may be relevant to Symmetricom stockholders:

•	the possibility that the merger would not be consummated;

•
the short and longer-term effects on Symmetricom stockholder value of the merger, in light of the respective financial conditions and operating results of Symmetricom and Datum, and the current general economic and industry environment. In particular, the Symmetricom board of directors discussed some of the risks of the merger, including the risks of integrating Datum into Symmetricom’s operations. It balanced these risks against the longer-term strategic advantages anticipated from the transaction;

•
the premium paid to Datum stockholders over the price of Datum common stock prior to the announcement of the merger. Based on the closing prices of the common stock of the two companies on May 21, 2002, the premium was approximately 48%;

•	the risk facing Symmetricom that the integration of the businesses and management teams of Symmetricom and Datum may not be successful and therefore the desired synergies might not be achieved;

•	the terms and conditions of the merger agreement and related agreements, including the conditions to closing; and

•	the opportunity cost to Symmetricom of proceeding with the merger as opposed to attempting to increase stockholder value by other means or transactions.

In addition, the Symmetricom board of directors received advice from RBC, its financial advisor, as to the financial aspects of the proposed transaction, and received an opinion from RBC that, as of May 20, 2002, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Symmetricom.

In view of the variety of factors considered in connection with its evaluation of the merger, the Symmetricom board of directors did not quantify or otherwise assign relative weight to the factors considered in reaching its conclusions. In addition, individual members of the Symmetricom board of directors may have given different weight to different factors. However, on an overall basis, the Symmetricom board of directors concluded that the factors favoring the merger outweigh the countervailing factors. For the strategic reasons set forth above, and after consultation with Symmetricom’s senior management, financial and legal advisors, the Symmetricom board of directors unanimously determined that the merger agreement and the merger are in the best interests of Symmetricom and its stockholders.

THE SYMMETRICOM BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SYMMETRICOM STOCKHOLDERS VOTE IN FAVOR OF THE MERGER BY VOTING “FOR” THE ISSUANCE OF SYMMETRICOM COMMON STOCK TO STOCKHOLDERS OF DATUM IN CONNECTION WITH THE MERGER.

Opinion of Symmetricom’s Financial Advisor

On May 22, 2002, RBC rendered its opinion to Symmetricom’s board of directors that, as of that date and subject to the assumptions, qualifications and limitations set forth in its opinion, the merger consideration (as defined below) was fair, from a financial point of view, to Symmetricom, Inc. The full text of the opinion of RBC is attached as Annex B to this proxy statement/prospectus and this summary of the opinion is qualified in its entirety by reference to the full text of the opinion by RBC. Symmetricom stockholders are urged to read the opinion of RBC carefully and in its entirety.

RBC’s opinion was provided for the information and assistance of the Symmetricom board of directors in connection with its consideration of the merger. RBC’s opinion did not address Symmetricom’s underlying business decision to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which Symmetricom might engage. RBC’s opinion and presentation to the Symmetricom board of directors were only two of many factors taken into consideration by the Symmetricom board of directors in making its determination to adopt and approve the merger agreement and approve the merger. RBC’s opinion does not constitute a recommendation to Symmetricom stockholders as to how they should vote with regard to the issuance of shares of Symmetricom common stock in connection with the merger.

RBC’s opinion addresses solely the fairness, from a financial point of view, of the merger consideration to Symmetricom and does not address any other terms or agreements related to the merger. The opinion does not in any way address other merger terms or arrangements, including, without limitation, the financial or other terms of any support agreement with the stockholders of Symmetricom or Datum, or any employment or non-competition agreement with Datum’s management or any break-up or termination fee. As used in this summary of RBC’s opinion, the term ‘merger consideration’ refers to the price payable in shares of Symmetricom common stock per share of Datum common stock under the exchange ratio provisions of the merger agreement.

In rendering its opinion, RBC assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to it by Symmetricom and Datum (including, without limitation, the financial statements and related notes thereto of Symmetricom and Datum), and did not assume responsibility for independently verifying and did not independently verify such information. RBC did not assume any responsibility to perform, and it did not perform an independent evaluation or appraisal of any of the respective assets or liabilities of Symmetricom or Datum, and it was not furnished with any such valuations or appraisals. In addition, it did not assume any obligation to conduct, and has not conducted, any physical inspection of the property or facilities of Symmetricom or Datum. Additionally, RBC was not asked to, and did not, consider the possible effects of any litigation or other legal claims.

With respect to the data and discussions relating to the business prospects and financial outlook of Symmetricom and Datum, upon advice of Symmetricom and Datum, respectively, RBC assumed that such data had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Symmetricom and Datum as to the projected synergies of the transaction as well as the future financial performance of Symmetricom and Datum respectively, and that Symmetricom and Datum would perform substantially in accordance with such financial data and estimates. RBC did not express an opinion as to such financial data and estimates or the assumptions on which they were based.

In rendering its opinion, RBC assumed that the merger would be accounted for by Symmetricom as a purchase transaction under generally accepted accounting principles and would qualify as a tax-free reorganization for U.S. federal income tax purposes. RBC also assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement, and that all conditions to the consummation of the merger would be satisfied without waiver. In addition, in arriving at its opinion, RBC assumed that, in the course of obtaining the necessary regulatory approvals for the merger, no restrictions, including any divestiture requirements, will be imposed that would have a material effect on the combined company.

The opinion of RBC speaks only as of its date, was based on the conditions as they existed and information which RBC had been supplied as of that date, and was without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. RBC has not undertaken to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of its opinion and does not have any obligations to update, revise or reaffirm its opinion.

RBC did not express any opinion as to the prices at which Symmetricom or Datum’s common stock have traded or may trade following the announcement or consummation of the merger.

In connection with its review of the merger, and in arriving at its opinion, RBC:

•	reviewed and analyzed the financial terms of the draft merger agreement dated May 20, 2002 (which RBC assumed would not differ in any material respect from the executed version);

•
reviewed and analyzed certain publicly available financial and other data with respect to Symmetricom and Datum and certain other historical operating data relating to Symmetricom and Datum made available to it from published sources and from the internal records of Symmetricom and Datum;

•	conducted discussions with members of the senior management of Datum with respect to the business prospects and financial outlook of Datum;

•	conducted discussions with members of the senior management of Symmetricom with respect to the business prospects and financial outlook of Symmetricom;

•
received and reviewed financial forecasts prepared by Datum’s management and Symmetricom’s management on the potential future performance of Datum, both as a stand alone entity and as a part of Symmetricom;

•	reviewed the reported prices and trading activity for each of Symmetricom’s and Datum’s common stock; and

•	compared the financial performance of Datum and the prices of Datum’s common stock with those of certain other comparable publicly traded companies and their securities.

In arriving at its opinion, in addition to reviewing the matters listed above, RBC performed the following analyses:

•	compared selected market valuation metrics of Datum and other comparable publicly-traded companies with those same metrics implied by the merger consideration;

•	compared the financial metrics, to the extent publicly available, of selected precedent transactions with those same metrics implied by the merger consideration;

•	compared the premium implied by the merger consideration with the premiums paid in selected precedent transactions;

•
compared the relative contribution to certain income statement and balance sheet items of Symmetricom and Datum with their pro forma ownership in the combined entity, based on the merger consideration;

•
compared the forecast earnings per share of Symmetricom to forecast earnings per share of the pro forma entity following the completion of the transaction; and having regard to the pendency of Symmetricom’s announced agreement to acquire TrueTime, RBC performed this analysis under two scenarios, the first assuming that the TrueTime transaction is not completed and the second assuming that the TrueTime transaction is completed; and

•	compared the historical exchange ratio between Symmetricom common stock and Datum common stock with the exchange ratio as provided for in the merger agreement.

Datum did not provide RBC with forecasted financial information beyond December 31, 2003 and, as a result of the limited forecast, RBC was unable to employ a discounted cash flow analysis.

In connection with the rendering of its opinion to the Symmetricom board of directors, RBC prepared and delivered to Symmetricom’s board written materials containing the analyses listed above and other information material to the opinion. Set forth below is a summary of these analyses, including information presented in tabular format. To fully understand the summary of the analyses used by RBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analysis.

Comparable Company Analysis

RBC prepared a comparable company analysis to analyze Datum’s implied transaction valuation relative to a group of publicly-traded companies that RBC deemed for purposes of its analysis to be comparable to Datum. In this analysis, RBC compared the enterprise value of Datum implied by the merger consideration, expressed as a multiple of actual and projected revenue for the twelve months ended March 31, 2002, the twelve months ending December 31, 2002 and the twelve months ending June 30, 2003, to the respective range, mean and median multiples of enterprise values of comparable companies implied by the public trading price of their common stock.

In addition, RBC compared the enterprise value of Datum implied by the merger consideration, expressed as a multiple of EBITDA, or earnings before interest, taxes, depreciation and amortization, for the twelve months ending June 30, 2003, to the respective range, mean and median price to EBITDA multiples of comparable companies implied by the public trading price of their common stock. For the purposes of RBC’s analysis, enterprise value was defined as market capitalization, or equity value, plus debt, preferred stock and minority interest, less cash and cash equivalents. Future revenue and EBITDA for the comparable companies used in the analyses were based on publicly available estimates.

RBC compared enterprise value to revenue and EBITDA multiples, based on the Datum common stock price implied by the merger consideration as of May 20, 2002, the last trading day preceding the completion of RBC’s analysis, with those available multiples of the following publicly traded companies:

•	Symmetricom

•	Frequency Electronics

•	Trimble Navigation

•	Agilent Technologies

•	Acterna

•	Digital Lightwave

•	Lucent Technologies

•	Nortel Networks

•	ADC Telecommunications

•	Ciena Corporation

•	Riverstone Networks

•	DMC Stratex Networks

•	Tellabs

The following table presents, as of May 20, 2002, enterprise value to revenue and EBITDA multiples of Datum, based on the Datum common stock price implied by the merger consideration as of May 20, 2002, to the available range, mean and median enterprise value to revenue and EBITDA multiples for the aforementioned comparable companies:

Comparable Company Analysis

Enterprise value as a multiple of:	Low	High	Mean	Median	Datum (as implied by the per share merger consideration)
Revenue for twelve months ended March 31, 2002 revenue	0.7	2.0	1.3	1.3	1.2
Projected revenue for twelve months ending December 31, 2002	0.8	3.2	1.7	1.4	1.3
Projected revenue for the twelve months ending June 30, 2003	0.9	2.9	1.7	1.4	1.1
Projected EBITDA for the twelve months ending June 30, 2003	9.1	20.4	14.6	15.6	16.4

Precedent Transaction Analysis

RBC compared enterprise value to revenue and EBITDA multiples, based on the Datum common stock price implied by the merger consideration as of May 20, 2002, with like multiples in seven selected precedent merger and acquisition transactions that involved sellers with similar characteristics to Datum. In selecting these precedent transactions, RBC considered only comparable publicly traded company transactions announced after January 1, 1998, in which the transaction values at announcement were greater than $20 million. Based on these criteria, the following seven transactions were analyzed:

Acquiror	Target
Polycom, Inc.	Accord Networks
Alcatel	Newbridge Networks
Acterna (formerly Dynatech)	Applied Digital Access
L-3 Communications	Aydin Corp.
Cisco Systems	Summa Four
Lucent Technologies	Yurie Systems
Danaher Corporation	Fluke Corporation

For the purpose of calculating the multiples, revenue was derived from the twelve month actual revenue of the target companies in the last twelve months, or the LTM revenue, prior to the announcement of the transaction. The enterprise value of the target companies implied by their transactions was adjusted to account for changes in each respective acquiror’s stock price since the transaction closing date. For all-cash deals, no adjustments were made. Financial data regarding the precedent transactions was taken from filings with the Securities and Exchange Commission, press releases, and other institutional investment research estimates.

The following table compares the enterprise value to LTM revenue multiple, based on the Datum common stock price at announcement implied by the merger consideration, with the adjusted range, mean, and median enterprise value to LTM revenue multiples for the selected precedent transactions:

Precedent Transaction Analysis

Implied Target Enterprise Value adjusted as of May 20, 2002 as a multiple of:	Low	High	Mean	Median	Datum (as implied by the per share merger consideration)
LTM revenue	0.9	2.8	2.0	2.3	1.2

Premiums Paid Analysis

RBC compared the implied premium payable to holders of Datum common stock to the premiums paid in the following public-to-public transactions:

•	Seven precedent transactions described above, announced since January 1, 1998 in which the transaction values were greater than $20 million and involved sellers with similar characteristics to Datum;

•	38 transactions involving networking and telecommunications equipment providers announced since January 1, 2000 in which the transaction values were greater than $20 million; and

•	248 transactions involving technology companies announced since January 1, 2000 in which the transaction values were greater than $20 million.

RBC compared the Datum common stock price implied by the merger consideration as of May 20, 2002, to Datum’s spot price on May 20, 2002, or the “one day premium,” May 13, 2002, or the “one week premium,” and April 19, 2002, or the “one month premium.” The premiums were compared to the spot price premiums for the same periods, respectively, for the targets in the selected transactions. The following tables summarize this analysis:

Precedent Transactions Premiums Paid Analysis
Time from announcement date	Low	High	Mean	Median	Datum (as implied by the per share merger consideration)
One day prior	4.8%	119.6%	37.4%	30.5%	49.5%
One week prior	10.9%	144.5%	44.2%	38.5%	49.0%
One month prior	32.5%	61.6%	49.7%	48.5%	38.5%

Telecommunication and Network Equipment Companies Premiums Paid Analysis
Time from announcement date	Low	High	Mean	Median	Datum (as implied by the per share merger consideration)
One day prior	-57.6%	160.5%	41.3%	36.7%	49.5%
One week prior	-59.6%	240.7%	51.7%	40.4%	49.0%
One month prior	-47.6%	257.3%	59.5%	52.2%	38.5%

General Technology Companies Premiums Paid Analysis
Time from announcement date	Low	High	Mean	Median	Datum (as implied by the per share merger consideration)
One day prior	-38.2%	650.0%	48.6%	37.3%	49.5%
One week prior	-47.4%	512.2%	54.8%	42.6%	49.0%
One month prior	-61.8%	1137.2%	70.0%	53.1%	38.5%

Relative Contribution Analysis

RBC analyzed the relative contribution of Symmetricom and Datum in the twelve months ended March 31, 2002, or the LTM, the twelve months ending December 31, 2002 and the twelve months ending June 30, 2002 in terms of various financial statement categories, assuming no synergies. RBC compared the relative contributions and their implied equity contribution to the equity ownership percentage of Symmetricom and Datum security holders implied by the merger consideration of this transaction.

Based upon the exchange ratio set forth in the merger agreement, the relative equity ownership of Symmetricom and Datum security holders, on a diluted basis, would be 55.1% and 44.9%, respectively. The following is a summary of this analysis:

Datum Implied Equity Contribution

Revenue:
Twelve months ended March 31, 2002 (LTM)	39.9%
Calendar year 2002	41.7%
Twelve months ending June 30, 2003	40.6%

Gross Profit:
Twelve months ended March 31, 2002 (LTM)	39.8%
Calendar year 2002	41.8%
Twelve months ending June 30, 2003	42.3%

Operating Income:
Twelve months ending June 30, 2003	66.4%

Net Income:
Twelve months ending June 30, 2003	55.0%

Datum Pro Forma Ownership: (as calculated on a diluted basis using the trading stock method)	44.9%

Accretion/Dilution Analysis

RBC analyzed the pro forma impact of the transaction on the projected earnings per share of Symmetricom and Datum combined for the nine months ending June 30, 2003 using management estimates for Symmetricom and Datum. For illustrative purposes, RBC prepared this analysis using the closing price of Symmetricom stock on May 20, 2002, and assumed that the transaction would close on September 30, 2002.

Having regard to the pendency of the TrueTime transaction at the time RBC rendered its opinion, RBC performed its analysis under two scenarios, the first assuming the TrueTime transaction had not been completed prior to September 30, 2002, and the second that it had. Under the first scenario, RBC estimated that the combined company’s earnings per share, assuming no operating synergies, and excluding the impact of non-cash and one-time charges, would be neutral for the nine months ending June 30, 2003. RBC also analyzed the pro forma impact of the transaction on the projected earnings per share of Symmetricom and Datum combined for the nine months ending June 30, 2003 using management estimates for operating synergies in the pro forma entity. RBC estimated that the combined company’s earnings per share, using management’s estimates of synergies and excluding the impact of non-cash and one-time charges, would be accretive for the nine months ending June 30, 2003.

Under the second scenario, RBC estimated that the combined company’s earnings per share, assuming no cost synergies, and excluding the impact of non-cash and one-time charges, would be neutral for the nine months ending June 30, 2003. RBC also analyzed the pro forma impact of the transaction on the projected earnings per share of Symmetricom and Datum combined for the nine months ending June 30, 2003 using management estimates for operating synergies in the pro forma entity. RBC estimated that the combined company’s earnings per share, using management’s estimates of synergies and excluding the impact of non-cash and one-time charges, would be accretive for the nine months ending June 30, 2003.

Exchange Ratio Analysis

RBC derived the implied exchange ratio between Symmetricom common stock and Datum common stock during the period between May 17, 2001 and May 20, 2002 by comparing the closing prices of the two securities on each trading day during that period, with particular focus on the implied exchange ratio that RBC derived based on the twelve-month, six-month, three-month, 2-month and one-month average historical implied exchange ratios during that period. RBC compared this implied historical exchange ratio data to the exchange ratio provided for in the merger agreement.

The following table compares the implied historical exchange ratio between Symmetricom common stock and Datum common stock, using the implied twelve-month, six-month, three-month, two-month and one-month averages referred to above, to the exchange ratio for the merger:

	Historical Implied Exchange Ratio	Merger Agreement Exchange Ratio
One month average	1.85	2.7609
Two month average	1.91	2.7609
Three month average	1.81	2.7609
Six month average	1.84	2.7609
Twelve month average	1.64	2.7609

Other Considerations

No single company or transaction used in the above analyses as a comparison is identical to Symmetricom or Datum or the proposed merger. The analyses were prepared solely for purposes of RBC providing an opinion as to the fairness, from a financial point of view, to the holders of common stock of Symmetricom of the merger consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The opinion of RBC as to the fairness, from a financial point of view, of the merger consideration, the analyses contained in such opinion and all conclusions drawn from such analyses were necessarily based upon market, economic, and other conditions that existed as of May 20, 2002 (the last trading date preceding the finalization of its analysis) and on information available to RBC as of that date.

The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Several analytical methodologies were used by RBC and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions of RBC were based on all the analyses and factors presented herein taken as a whole and also on the application of RBC’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. RBC therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

In connection with its analyses, RBC made, and was provided by Symmetricom’s management and Datum’s management, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Symmetricom’s or Datum’s control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Symmetricom, Datum, or their advisors, none of Symmetricom, Datum, RBC, or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

Pursuant to an engagement letter dated October 3, 2001, Symmetricom will pay RBC a nonrefundable fee of $375,000 for the rendering of its opinion on May 22, 2002. Payment of this fee to RBC is not contingent upon the closing of the merger. In addition, Symmetricom has agreed to pay RBC an additional customary transaction fee upon the closing of the merger for investment banking and financial advisory services of approximately $1.5 million (consisting of estimated commissions). The transaction fee is contingent upon the closing of the merger and, if paid, the $375,000 fee for the fairness opinion will be credited against it. Whether or not the transaction closes, Symmetricom has further agreed to reimburse RBC for its reasonable out-of-pocket expenses and to indemnify RBC against certain liabilities relating to or arising out of services performed by RBC in connection with the merger, including without limitation, liabilities arising under the federal securities laws. RBC has an ongoing retainer arrangement with Symmetricom under which RBC acts as financial advisor to Symmetricom with respect to potential acquisitions and, in addition to the retainer fee of $20,000 per month provided for under this arrangement which is creditable against any transaction fee in this or other transactions, RBC will receive a customary transaction fee if Symmetricom’s pending acquisition of TrueTime is consummated. The terms of the engagement letter were negotiated at arms’-length between Symmetricom and RBC, and Symmetricom’s board of directors was aware of this fee arrangement at the time of its approval of the merger agreement.

Experience of Symmetricom’s Financial Advisor

Symmetricom selected RBC to render its opinion based on RBC’s experience in mergers and acquisitions and in securities valuation generally. RBC is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC may actively trade Symmetricom or Datum securities for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities.

Interests of Certain Persons In The Merger

Several members of Datum’s board of directors and several of its officers own Datum common stock and, to that extent, their interest in the merger is the same as yours.

However, as set forth below, some of the directors and officers of Datum have interests in the merger that are different from and in addition to their interests as Datum stockholders generally. The board of directors considered these interests in recommending and approving the merger.

•
Erik H. van der Kaay, Chairman of the Board and Chief Executive Officer of Datum, entered into a termination agreement with Symmetricom and Datum, that will become effective upon the closing of the merger, whereby Symmetricom will pay him approximately $1.7 million as a lump sum payment not later than 28 days after the effective time of the merger, conditional upon his entering into a mutual release with Symmetricom and any of its subsidiaries for any claims relating to his employment and resignation as chairman and chief executive officer of Datum at the effective time of the merger. Mr. van der Kaay also waived any acceleration in the vesting of the right to exercise his Datum stock options and any acceleration of vesting of restricted stock. Upon the merger’s closing, the termination agreement terminates and supersedes Mr. van der Kaay’s existing employment and severance agreements.

•
Symmetricom agreed to take all requisite action to appoint Mr. van der Kaay as chairman of Symmetricom’s board of directors effective upon completion of the merger. Symmetricom has also agreed to use reasonable efforts to cause Mr. van der Kaay to be nominated for reelection to Symmetricom’s board of directors at the first annual or special meeting of Symmetricom’s stockholders to be held after December 31, 2002.

•
Mr. van der Kaay has also entered into a service agreement with Symmetricom, effective upon the closing of the merger, providing that he shall serve as chairman of the board of directors of Symmetricom at an annual salary of $200,000 plus payment of his health insurance premium costs.

Under the terms of Symmetricom’s 1999 Director Stock Option Plan, as a non-employee director Mr. van der Kaay will also automatically receive (i) a nonstatutory stock option to purchase 10,000 shares of the Symmetricom’s common stock on the date on which he first joins the Symmetricom board of directors, and (ii) on January 1 of each year, either a nonstatutory stock option to purchase 10,000 shares of the Symmetricom’s common stock, or a pro rata share of the 10,000 shares based on the time period between his start date as a Symmetricom director and January 1 as a percentage of twelve months. If Mr. van der Kaay’s service on the board terminates for any reason other than death or disability, Symmetricom has agreed to pay Mr. van der Kaay $200,000 per year as a consultant, for a number of years equal to the difference between five years and the number of years, or portion thereof, that he has served as chairman, subject to Mr. van der Kaay’s observance of certain non-competition covenants.

•	Datum has entered into severance compensation agreements with the following directors and executive officers, which agreements will be in effect on the closing date of the merger:

Michael J. Patrick
Robert J. Krist
Ilan Havered
John A. Bernardi

Should the employment of any of the foregoing individuals be terminated within 24 months after the merger, such individual will receive a severance payment. The severance payment will be based on a formula that is equal to 12 month’s salary at the highest rate paid during the 12 months leading up to the termination, plus all incentive bonuses due to the employee, calculated as though all performance criteria were satisfied. The severance payments for Mr. Patrick and Mr. Bernardi will be equal to the amount determined by the formula. The severance payments for Mr. Krist and Mr. Havered will be equal to double the formula amount. In addition, for each of the individuals above, all options not exercisable will accelerate and become exercisable on the date of termination, and they will continue to receive benefits for one year after the termination of their employment.

•
Under a 1992 consulting agreement with Datum as amended in March 1996, Louis B. Horwitz, a director of Datum and its former chief executive officer, receives $8,333.33 per day of service, plus travel expenses, and is guaranteed a minimum of twelve days of service per year, an amount equal to $100,000 per year. Mr. Horwitz’ consulting agreement became effective upon his resignation as chief executive officer in August 1998 and has been renewed annually. In the event of a change of control of Datum, the consulting agreement will remain in effect until the tenth anniversary of his resignation, which is August, 2008. The closing of the merger will trigger the change of control provision under Mr. Horwitz’ consulting agreement.

•
In recognition of their service to Datum and in connection with the merger, Datum may permit the immediate exercise of options to purchase up to 2,500 shares of Datum common stock held by each of the four noncontinuing directors of Datum, and to extend the period of exercise for such directors’ vested options until a date that is 24 months after their service as director with Datum terminates, which termination will occur at the closing of the merger.

•
In April 2002, Datum granted options to acquire 15,000 shares of its common stock to Mr. Krist. The grant was made in recognition of the performance and service to Datum of Mr. Krist during 2001, and the exercise price of the options is the fair market value on the date of grant. Datum made the grant pursuant to the terms of its stock option plan, except that the grant will remain exercisable for the longer of the period specified in Datum’s option plan, which is presently ninety days following termination of employment, or 24 months from the effective date of a change in control, whichever is longer.

•
For a period of six years after completion of the merger, Symmetricom has agreed that it will indemnify, defend and hold harmless each present and former director and officer of Datum against any costs or expenses, including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, proceeding or investigation arising out of matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent that Datum would have been permitted under Delaware corporate law, its charter documents and other agreements in effect on the date of execution of the merger agreement.

Material Federal Income Tax Consequences of the Merger

The following discussion describes the material U.S. federal income tax considerations relevant to the exchange of shares of Datum common stock for Symmetricom common stock pursuant to the merger that generally are applicable to holders of Datum stock. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended, referred to sometimes as the Code, existing and proposed Treasury regulations, and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described below.

Datum stockholders should be aware that this summary does not deal with all federal income tax considerations that may be relevant to particular Datum stockholders in light of their particular circumstances. In particular, this discussion does not address the tax consequences to Datum stockholders who are foreign persons, who are financial institutions, who are dealers in securities, who are insurance companies, who are tax-exempt entities, who are subject to the alternative minimum tax provisions of the Code, who do not hold their Datum stock as a capital asset, who acquired their Datum common stock pursuant to the exercise of employee stock options or otherwise as compensation, or who hold Datum common stock as part of a hedge, straddle or conversion transaction. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of other transactions effected prior or subsequent to, or concurrently with, the merger, whether any such transactions are undertaken in connection with the merger, including without limitation any transaction in which shares of Datum stock are acquired or shares of Symmetricom common stock are disposed of, or the tax consequences of the assumption by Symmetricom of the Datum options or the tax consequences of the receipt of rights to acquire Symmetricom common stock.

DATUM URGES EACH DATUM STOCKHOLDER TO CONSULT SUCH STOCKHOLDER’S OWN TAX ADVISOR AS TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES, BASED ON SUCH STOCKHOLDER’S OWN PARTICULAR FACTS AND CIRCUMSTANCES.

The merger is intended to constitute a reorganization within the meaning of the Code. Subject to the limitations and qualifications set forth below, the merger generally will result in the following U. S. federal income tax consequences:

•
the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and Datum, Symmetricom and Symmetricom’s merger subsidiary each will be a party to the reorganization within meaning of Section 368(b) of the Code;

•	neither Datum, Symmetricom nor Symmetricom’s merger subsidiary will recognize any income, gain or loss as a result of the consummation of the merger;

•
the holders of Datum common stock will not recognize a gain or loss upon the exchange of Datum stock for Symmetricom common stock pursuant to the merger, except to the extent of cash received in lieu of a fractional share of Symmetricom common stock, as described below;

•
the aggregate tax basis of the Symmetricom common stock received by Datum stockholders in the merger, reduced by any tax basis attributable to fractional shares deemed to be disposed of, will be the same as the aggregate tax basis of the Datum common stock surrendered in exchange therefor;

•	the holding period of the Symmetricom common stock received by each Datum stockholder pursuant to the merger will include the period during which the stock surrendered in exchange therefor was held by such Datum stockholder, provided the Datum stock so surrendered is a capital asset in the hands of the Datum stockholder at the time of the merger; and

•
cash payments received by holders of Datum stock in lieu of a fractional share of Symmetricom common stock generally will be treated as if the fractional share of Symmetricom common stock had been issued in the merger and then redeemed by Symmetricom. A Datum stockholder receiving cash in lieu of a fractional share will recognize gain or loss upon the payment measure by the difference, if any, between the amount of cash received and the basis in the fractional share.

The parties have not requested and will not request a ruling from the Internal Revenue Service regarding the tax consequences of the merger. The consummation of the merger is conditioned on the receipt by Datum of an opinion from Stradling Yocca Carlson & Rauth, its outside counsel, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and that Datum, Symmetricom and Symmetricom’s merger subsidiary will be a party to such reorganization within the meaning of Section 368(b) of the Code. Stradling Yocca Carlson & Rauth has advised Datum that it expects to be able to render that opinion. Datum stockholders should be aware that the tax opinion does not bind the Internal Revenue Service and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. The tax opinion will be subject to assumptions, covenants and qualifications, including but not limited to the truth and accuracy of certain representations, including those contained in certificates of officers of Datum and Symmetricom. If any of those representations, qualifications, covenants or assumptions is inaccurate, or if any change in fact or law occurs, then the tax consequences of the merger could differ from those described in the opinion that Datum’s tax counsel will deliver and those described above.

A successful Internal Revenue Service challenge to the reorganization status of the merger would result in Datum stockholders recognizing taxable gain or loss with respect to each share of common stock of Datum surrendered, in an amount equal to the difference between the stockholder’s basis in that share and the fair market value, as of the effective time, of the Symmetricom common stock received in the exchange. In that event, a stockholder’s aggregate basis in the Symmetricom common stock received would equal its fair market value, and the stockholder’s holding period for that stock would begin the day after the merger. Even if the Internal Revenue Service successfully challenged the reorganization status of the merger, each of Datum, Symmetricom and Symmetricom’s merger subsidiary would still not recognize any income, gain or loss as a result of consummation of the merger.

Accounting Treatment

In accordance with United States generally accepted accounting principles, Symmetricom will account for the merger using the purchase method of accounting. Under this method of accounting, Symmetricom will record the market value (based on an average of the closing prices of Symmetricom common stock for a range of trading days from two days before and after May 22, 2002, the announcement date) of its common stock issued in connection with the merger, the fair value of the options and warrants to purchase shares of Datum common stock assumed in connection with the merger, and the amount of direct transaction costs associated with the merger as the estimated purchase price of acquiring Datum. Symmetricom will allocate the estimated purchase price to the net tangible and amortizable intangible assets acquired (including developed and core technology), intangible assets with indefinite lives and in-process research and development, based on their respective fair values at the date of the completion of the merger. Any excess of the estimated purchase price over those fair values will be accounted for as goodwill.

Amortizable intangible assets, currently estimated at $22.4 million, will generally be amortized over useful lives ranging from one to five years, resulting in an estimated accounting charge for amortization attributable to these items of approximately $4.4 million on an annual basis. In-process research and development, which is currently estimated at $2.7 million, will be expensed during the fiscal quarter in which the merger is completed. In accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible

Assets,” intangible assets with indefinite lives, and goodwill resulting from a business combination completed subsequent to June 30, 2001, will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). The amount of the estimated purchase price allocated to goodwill and intangible assets with indefinite lives, which is based on certain assumptions, is estimated to be approximately $46 million. If Symmetricom management should change the assumption used in the allocation of the purchase price, amounts preliminarily allocated to intangible assets with indefinite lives may significantly decrease or be eliminated, and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of intangible assets.

In the event that the management of the combined company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. In addition, in the event that the management of the combined company determines that the useful life of any intangible assets with indefinite lives has become definite, the intangible asset will be amortized over its remaining useful life, and the combined company will incur an accounting charge related to such amortization during each fiscal quarter of the intangible asset’s remaining useful life. The amounts listed in the above paragraph are only preliminary estimates, however, actual amounts may differ from these estimates.

Appraisal Rights

Holders of Symmetricom common stock and Datum common stock are not entitled to appraisal rights under Delaware Law in connection with the merger. Appraisal rights under Delaware Law are not available in connection with the merger because the shares of Symmetricom common stock that Datum stockholders will be entitled to receive in the merger will be listed on the Nasdaq National Market at the closing and because Symmetricom common stock was traded on the Nasdaq National Market as of the record date for the Datum stockholders meeting.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

This proxy statement/prospectus does not cover any resales of the Symmetricom common stock to be received by the stockholders of Datum upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

However, all shares of Symmetricom common stock received by Datum stockholders in the merger will be freely transferable, except that shares of Symmetricom common stock received by persons who are deemed to be “affiliates” of Datum under the Securities Act of 1933, as amended, at the time of the Datum stockholders’ meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Datum for such purposes generally include individuals or entities that control, are controlled by or are under common control with Datum and include directors and executive officers of Datum. The merger agreement further requires that the executive officers and directors of each of Datum and Symmetricom, in addition to resale restrictions imposed upon affiliates generally under the Securities Act of 1933, execute a written agreement to the effect that he or she will not sell, transfer or otherwise dispose of certain of the shares of Symmetricom common stock held by or issued to him or her in the merger until seven months after the merger, after which no more than ten percent per month on a cumulative basis may be sold. These contractual restrictions expire on the merger’s first anniversary, and do not apply to executive officers or directors of Datum who will not continue as an officer or director of Symmetricom or Datum after the merger is completed.

COMPARATIVE PER-SHARE MARKET PRICE AND DIVIDEND INFORMATION

Both Datum common stock and Symmetricom common stock are listed on the Nasdaq National Market. Symmetricom’s ticker symbol on the Nasdaq National Market is “SYMM” and Datum’s ticker symbol is “DATM.” The following table shows, for the periods indicated, the high and low sales prices of shares of Symmetricom common stock and Datum common stock as reported by the Nasdaq National Market.

	Symmetricom Common Stock		Datum Common Stock
	High	Low	High	Low
1999
Quarter ended September 30	$6.917	$4.583	$11.063	$6.625
Quarter ended December 31	8.583	4.333	10.313	6.000
2000
Quarter ended March 31	10.333	6.000	30.375	10.000
Quarter ended June 30	17.333	5.833	23.500	12.250
Quarter ended September 30	17.083	8.750	40.938	17.000
Quarter ended December 31	15.875	8.547	34.750	18.500
2001
Quarter ended March 31	19.875	9.500	30.500	13.313
Quarter ended June 30	18.430	11.650	30.500	11.020
Quarter ended September 30	15.090	4.000	15.030	10.010
Quarter ended December 31	8.900	4.290	14.750	9.250
2002
Quarter ended March 31	9.220	5.840	14.050	11.150
Quarter ended June 30	7.000	3.650	15.200	9.120
Quarter ended September 30(1)	3.870	3.000	10.340	6.960

(1)	Through September 10, 2002.

On May 22, 2002, the last full trading day before the public announcement of the proposed merger, the last reported closing price was $6.10 per share for Symmetricom common stock and $11.41 per share for Datum common stock. On September 10, 2002, the most recent practicable date prior to the printing of this proxy statement/prospectus, the last reported closing price was $3.10 per share for Symmetricom common stock and $8.55 per share for Datum common stock. We urge you to obtain current market quotations prior to making any decision as to how to vote your shares with respect to the merger. See “Risk Factors” on page 16.

Following the merger, Symmetricom common stock will continue to be traded on the Nasdaq National Market under the ticker symbol “SYMM.”

As of August 28, 2002, there were approximately 1,159 stockholders of record of Symmetricom common stock. As of September 3, 2002, there were approximately 310 stockholders of record of Datum common stock. Symmetricom and Datum have not declared or paid cash dividends on their respective capital stock in the past, and they do not intend to pay cash dividends in the foreseeable future. Both companies currently intend to retain future earnings for the development of their businesses.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial statements present the effect of the pending mergers between Symmetricom and Datum, and between Symmetricom and each of Datum and TrueTime. The unaudited pro forma combined financial statements include:

•	unaudited pro forma combined balance sheet as of June 30, 2002;

•	unaudited pro forma combined statement of operations for the year ended June 30, 2002; and

•	the accompanying notes to unaudited pro forma combined financial statements.

The unaudited pro forma combined statement of operations for the year ended June 30, 2002 gives effect to the mergers as if they had occurred on July 1, 2001. The unaudited pro forma combined statement of operations for the year ended June 30, 2002 is based on the historical audited results of operations of Symmetricom, and the unaudited results of operations of Datum and TrueTime for the twelve month period ended June 30, 2002.

The unaudited pro forma combined balance sheet as of June 30, 2002 gives effect to the mergers as if they had occurred on June 30, 2002. The unaudited pro forma combined balance sheet as of June 30, 2002 is based on the historical audited balance sheet of Symmetricom and the unaudited balance sheets of Datum and TrueTime as at that date.

The following unaudited pro forma combined financial information, consisting of the unaudited pro forma combined statement of operations, unaudited pro forma combined balance sheet and the accompanying notes should be read together with the historical consolidated financial statements and notes of Symmetricom, which are incorporated by reference in this proxy statement/prospectus, and the historical financial statements and notes of Datum and of TrueTime set forth in this proxy statement/prospectus.

The unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of Symmetricom after the mergers or of the financial position or results of operations of Symmetricom that would have actually occurred had the mergers been effected as of the dates described above.

The allocation of the aggregate purchase price of each of Datum and TrueTime reflected in the unaudited pro forma combined financial information of Symmetricom is preliminary. The actual purchase price allocation to reflect the fair values of assets acquired and liabilities assumed will be based upon management’s evaluation of such assets and liabilities after the merger becomes effective and, accordingly, the adjustments that have been included will change based on the final allocation of the total purchase price, including any purchase price adjustment. The final allocation may differ significantly from the preliminary allocation included in this proxy statement/prospectus.

SYMMETRICOM, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
As of June 30, 2002
(In thousands)
	Historical Symmetricom	Historical Datum	Adjustments		Pro Forma Symmetricom Datum	Historical TrueTime	Adjustments		Pro Forma Symmetricom Datum TrueTime
Assets
Current assets:
Cash and investments:
Cash and cash equivalents	$52,521	$2,471	$(6,600	)(5)	$48,392	$6,702	$(7,685	)(1)	$47,409
Restricted cash	—	530	—		530	—	—		530
Short-term investments	1,640	—	—		1,640	—	—		1,640

Total cash and investments	54,161	3,001	(6,600)		50,562	6,702	(7,685)		49,579
Accounts receivable, net	9,399	17,311	—		26,710	3,495	—		30,205
Inventories, net	18,397	25,068	—		43,465	4,623	(3,000	)(1)	45,088
Prepaids and other current assets	3,179	1,586	—		4,765	970	—		5,735
Deferred income taxes	2,802	3,158	—		5,960	—	—		5,960

Total current assets	87,938	50,124	(6,600)		131,462	15,790	(10,685)		136,567
Property, plant and equipment, net	21,877	14,730	—		36,607	3,781	(1,000	)(1)	39,388
Goodwill, net	3,704	8,549	37,823	(5)	50,076	745	6,578	(1)	57,399
Other intangible assets, net	7,419	3,319	19,130	(5)	29,868	—	3,771	(1)	33,639
Deferred taxes and other assets	8,872	6,399	(8,980	)(5)	6,291	—	—		6,291
Note receivable from employee	500	—	—		500	—	—		500

Total assets	$130,310	$83,121	$41,373		$254,804	$20,316	$(1,336)		$273,784

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$5,051	$5,695	$—		$10,746	$888	$—		$11,634
Accrued compensation	4,157	2,206	—		6,363	—	—		6,363
Other accrued liabilities	9,260	2,392	(313	)(5)	11,339	1,607	(118	)(1)	12,828
Current maturities of long-term obligations	610	60	—		670	182	—		852
Long-term debt classified as current	—	2,605	—		2,605	—	—		2,605

Total current liabilities	19,078	12,958	(313)		31,723	2,677	(118)		34,282
Noncurrent liabilities:
Long-term obligations	6,574	1,676	—		8,250	480	(106	)(1)	8,624
Deferred income taxes	469	—	—		469	—	—		469

Total liabilities	26,121	14,634	(313)		40,442	3,157	(224)		43,375

Stockholders’ equity:
Preferred stock	—	—	—		—	—	—		—
Common stock	29,441	55,926	57,025	(5)	142,392	13,427	3,086	(1)	158,905
Stockholder note receivable	(555)	—	—		(555)	—	—		(555)
Unearned stock compensation	—	(103)	—		(103)	—	—		(103)
Accumulated and other comprehensive loss	(118)	(721)	721	(5)	(118)	—	—		(118)
Retained earnings	75,421	13,385	(16,060	)(5)(6)	72,746	3,732	(4,198	)(1)(2)	72,280

Total stockholders’ equity	104,189	68,487	41,686		214,362	17,159	(1,112)		230,409

Total liabilities and stockholders’ equity	$130,310	$83,121	$41,373		$254,804	$20,316	$(1,336)		$273,784

See notes to unaudited pro forma combined financial statements.

SYMMETRICOM, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Year Ended June 30, 2002
(In thousands, except per share data)

	Historical Symmetricom	Historical Datum	Adjustments		Pro Forma Symmetricom Datum	Historical TrueTime	Adjustments		Pro Forma Symmetricom Datum TrueTime
Net sales	$72,643	$80,471	$—		$153,114	$19,503	$—		$172,617
Cost of sales	45,528	48,493	—		94,021	11,832	—		105,853

Gross profit	27,115	31,978	—		59,093	7,671	—		66,764
Operating expenses:
Research and development	11,316	12,307	—		23,623	3,571	—		27,194
Selling, general and administrative	24,776	27,928	—		52,704	6,790	—		59,494
Amortization of goodwill and intangibles	1,583	447	4,453	(3)(6)	6,483	26	728	(2)(3)	7,237
Nonrecurring losses and expenses	581	—	—		581	1,323	(325	)(4)	1,579

Operating loss	(11,141)	(8,704)	(4,453)		(24,298)	(4,039)	(403)		(28,740)
Gain on sale of equity investments	1,487	—	—		1,487	—	—		1,487
Interest income	1,342	130	—		1,472	163	—		1,635
Interest expense	(661)	(265)	—		(926)	(49)	—		(975)

Loss before taxes	(8,973)	(8,839)	(4,453)		(22,265)	(3,925)	(403)		(26,593)
Income tax provision (benefit)	(3,278)	(6,127)	(1,803)		(11,208)	364	(163)		(11,007)

Net loss from continuing operations	$(5,695)	$(2,712)	$(2,650)		$(11,057)	$(4,289)	$(240)		$(15,586)

Loss per share from continuing operations—basic	$(0.25)	$(0.44)			$(0.28)	$(0.72)			$(0.37)

Weighted average shares outstanding—basic	22,572	6,209			39,713	5,950			42,313

Loss per share from continuing operations—diluted	$(0.25)	$(0.44)			$(0.28)	$(0.72)			$(0.37)

Weighted average shares outstanding—diluted	22,572	6,209			39,713	5,950			42,313

See notes to unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS

Basis of Presentation

The total purchase prices of Datum and TrueTime will be allocated to the assets acquired and liabilities assumed, based on their respective fair value. The allocation of the aggregate purchase prices reflected in the pro forma financial statements is preliminary. The actual purchase price allocations to reflect the fair values of assets acquired and liabilities assumed will be based upon management’s evaluation of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma statements will change based upon the final allocations of the total purchase price (including any purchase price adjustment). Such allocations may differ significantly from the preliminary allocations included herein.

The pro forma statement of operations for the year ended June 30, 2002 gives effect to the mergers as if they had occurred on July 1, 2001. The pro forma statements have been prepared by management of Symmetricom based on the audited consolidated financial statements of Symmetricom as at and for the year ended June 30, 2002, and the unaudited financial statements of Datum and TrueTime as at and for the twelve months ended June 30, 2002. We derived the statement of operations and the net loss per common share for Datum for the twelve months ended June 30, 2002 by adding the results for the six months ended June 30, 2002 with the results for the year ended December 31, 2002 and subtracting the results for the six months ended June 30, 2001. We derived the statement of operations and the net loss per common share for TrueTime for the twelve months ended June 30, 2002 by adding the results for the nine months ended June 30, 2002 with the results for the three months ended September 30, 2001. The accounting policies used in the preparation of the pro forma statements are those disclosed in Symmetricom’s audited and unaudited consolidated financial statements.

The pro forma statements also are not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing these pro forma statements, the amounts allocated to in-process research and development will be expensed in the period the acquisitions are consummated but are excluded from the pro forma statements of operations as the amounts are non-recurring. No adjustments have been made to reflect transactions which have occurred since the dates indicated or to reflect the operating benefits and general and administrative cost savings expected to result from combining the operations of Symmetricom, Datum and TrueTime. Additionally, no adjustments for severance costs and other merger related expenses anticipated by Symmetricom’s management as a result of the merger have been included in the pro forma statements.

The pro forma financial information, consisting of the pro forma statements of operations, pro forma balance sheet and the accompanying notes, should be read in conjunction with the historical consolidated financial statements and notes of Symmetricom, which are incorporated by reference in this proxy statement/prospectus, and the historical financial statements and notes of Datum and TrueTime set forth in this proxy statement/prospectus. The pro forma statements should also be read in conjunction with the description of the merger in this proxy statement/prospectus.

Acquisition of Datum

On May 22, 2002, Symmetricom entered into a merger agreement to acquire Datum. Subject to the  terms and conditions of that merger agreement, each share of Datum common stock outstanding will be exchanged for 2.7609 shares of Symmetricom common stock (subject to adjustment to reflect any stock split, stock dividend, reorganization or similar change in Symmetricom or Datum common stock, and subject further to possible downward adjustment in association with transaction costs). Under the terms of this merger agreement, Symmetricom estimates that it will issue approximately 17.39 million shares of its common stock and reserve approximately 4.2 million shares for options and warrants to purchase shares of Symmetricom common stock in exchange for all of Datum’s outstanding equity interests. The acquisition of Datum is intended to qualify as a tax-free reorganization and to be accounted for as a purchase. Completion of the Datum merger is expected to occur after the completion of the TrueTime merger, and is subject to Datum and Symmetricom stockholder approval and the satisfaction of other customary closing conditions.

Acquisition of TrueTime

Under the terms of the merger agreement between Symmetricom and TrueTime, each outstanding common share of TrueTime shall be exchanged for 0.43697 of a share of Symmetricom common stock and cash anticipated to equal $0.84 (subject to adjustment to reflect the effect of any stock split, dividend, reorganization or similar change in Symmetricom or TrueTime common stock). The cash component of the consideration is subject to downward adjustment based on TrueTime’s transaction expenses in the merger. The merger agreement also calls for the cancellation and surrender of all vested and unvested outstanding options to purchase TrueTime common stock in exchange for a cash payment per option share equal to the excess, if any, of the sum of the closing price on the Nasdaq of a share of TrueTime stock as of the date of the closing of the merger plus an amount of cash estimated to be $0.84, over the exercise price applicable to such option share.

Purchase Price—Datum

In determining the Datum purchase price, Symmetricom used the estimated value of Symmetricom common stock of approximately $5.69 per share based on the average closing price of Symmetricom’s common stock the two trading days before the announcement and the two trading days after the announcement.

The purchase was estimated as follows (in thousands):

Fair value of common stock to be issued	$98,071
Fair value of assumed Datum options	13,100
Fair value of assumed Datum warrants	1,780
Estimated transaction costs	6,600

Total purchase price	$119,551

The following is a preliminary allocation of the purchase price using Datum’s June 30, 2002 balances (in thousands):

Cash and cash equivalents	$2,471
Property, plant, and equipment	14,730
Other tangible assets	54,052
Existing technology	21,936
In-process research and development	2,675
Other intangible assets	513
Deferred compensation	103
Goodwill	46,372
Deferred tax liability	(8,980)
Assumed liabilities	(14,321)

Total purchase price	$119,551

The actual purchase price allocation is also dependent upon the fair values of acquired assets and assumed liabilities as of the acquisition date and the finalization of the preliminary valuation report. The $2,675,000 allocated to in-process research and development represent the purchased in-process technology that, as of the date of acquisition, had not yet reached technological feasibility and had no alternative future use. Based on preliminary assessments, the value of these projects was determined by estimating the resulting net cash flows from the sale of the products resulting from the completion of the projects, reduced by the portion of the revenue attributable to developed technology and the percentage of completion of the project. The resulting cash flows were then discounted back to their present values at appropriate discount rates.

The nature of the efforts to develop the purchased in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping and testing activities that are necessary to establish that the product can be produced to meet its design specification including function, features and technical performance requirements. The resulting net cash flows from such products are based on estimates of revenue, cost of revenue, research and development costs, sales and marketing costs, and income taxes from such projects. The amounts allocated to in-process research and development will be charged to the statements of operations in the period the acquisition is consummated.

Symmetricom is in the process of determining the amount of any integration or restructuring costs associated with the acquisition. These costs are expected to include expenses associated with involuntary employee terminations, employee relocations, noncancelable lease costs and other costs associated with the integration and/or exit of certain business activities.

Purchase Price—TrueTime

In determining the TrueTime purchase price, Symmetricom used the estimated value of Symmetricom common stock of approximately $6.20 per share based on the average closing price of Symmetricom’s common stock for the two trading days before the announcement and the two trading days after the announcement.

The purchase was estimated as follows (in thousands):

Fair value of common stock to be issued	$16,276
Cash	5,000
Estimated cash for canceled TrueTime options	985
Fair value of assumed TrueTime warrants	237
Estimated transaction costs	1,700

Total purchase price	$24,198

The following is a preliminary allocation of the purchase price using TrueTime’s June 30, 2002 balances (in thousands):

Cash and cash equivalents	$6,702
Property, plant and equipment	2,781
Other tangible assets	6,088
Tradename	585
Existing technology	3,186
In-process research and development	466
Goodwill	7,323
Assumed liabilities	(2,933)

Total purchase price	$24,198

The actual purchase price allocation is also dependent upon the fair values of the acquired assets and assumed liabilities as of the acquisition date and the finalization of the preliminary valuation report. The $466,000 allocated to in-process research and development represents the purchased in-process technology that, as of the date of the acquisition, had not yet reached technological feasibility and had no alternative future use. Based on preliminary assessments, the value of these projects was determined by estimating the resulting net cash flows from the sale of the products resulting from the completion of the projects, reduced by the portion of the revenue attributable to developed technology and the percentage of completion of the project. The resulting cash flows were then discounted back to their present values at appropriate discount rates.

The nature of the efforts to develop the purchased in-process research and development into commercially viable products principally relates to the completion of all planning, designing, prototyping and testing activities that are necessary to establish that the product can be produced to meet its design specification including function, features and technical performance requirements. The resulting net cash flows from such products are based on estimates of revenue, cost of revenue, research and development costs, sales and marketing costs, and income taxes from such projects. The amounts allocated to in-process research and development will be charged to the statements of operations in the period the acquisition is consummated.

Weighted Average Shares Outstanding

The pro forma number of Symmetricom common shares used in computing net income (loss) from continuing operations was calculated as follows:

	Year Ended June 30, 2002
	Basic	Diluted
	(in thousands)
Historical weighted average common shares outstanding	22,572	22,572
Increase in common shares attributable to the purchase of Datum stock	17,141	17,141

Subtotal—Symmetricom/Datum	39,713	39,713
Increase in common shares attributable to the purchase of TrueTime stock	2,600	2,600

Total pro forma weighted average common shares outstanding	42,313	42,313

Pro Forma Adjustments

The unaudited pro forma condensed consolidated financial statements give effect to the following pro forma adjustments:

(1)    to reflect the acquisition of TrueTime based on the preliminary purchase price allocation described above;

(2)    to reflect amortization of existing technology and tradenames over their estimated useful life of five years as if the acquisition occurred on July 1, 2001. The $466,000 amount allocated to in-process research and development has not been included in the unaudited pro forma combined statements of operations as it is nonrecurring, but is included as an adjustment to retained earnings in the unaudited pro forma combined balance sheet. This amount will be expensed in the period the acquisition is consummated;

(3)    to eliminate historical goodwill amortization as a result of Symmetricom’s adopting Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142) as of July 1, 2001;

(4)    to eliminate the acquisition cost of TrueTime related to the merger;

(5)    to reflect the acquisition of Datum based on the preliminary purchase price allocation described above. Included in the $6,600,000 estimated transaction costs is $1,700,000 related to a certain termination agreement with Datum officer, Eric van der Kaay; and

(6)    to reflect the amortization of existing Datum technology and other intangible assets over their estimated useful lives of approximately five years and one year, respectively, as if the acquisition occurred on July 1, 2002. The $2,675,000 amount allocated to in-process research and development has not been included in the unaudited pro forma combined statements of operations as it is nonrecurring, but is included as an adjustment to retained earnings in the unaudited pro forma combined balance sheet. This amount will be expensed in the period the acquisition is consummated.

Items Not Adjusted

The pro forma statements do not reflect any operating efficiencies, cost savings and other benefits, or severance costs and other merger related expenses anticipated by Symmetricom’s management as a result of the merger.

Common Shares Outstanding

The number of pro forma common shares outstanding after giving effect to the transaction for purposes of the pro forma June 30, 2002 balance sheet are:

(in thousands)
Symmetricom’s common shares outstanding at June 30, 2002	22,132
Increase in common shares attributable to the purchase of Datum stock (6,289,000 shares x 2.7609)	17,363

Subtotal—Symmetricom/TrueTime	39,495
Increase in common shares attributable to the purchase of TrueTime stock (5,950,000 shares x 0.43697)	2,600

Total pro forma common shares outstanding	42,095

INFORMATION ABOUT DATUM INC.

Datum designs, manufactures and markets a wide variety of high-performance time and frequency products, such as cesium atomic clocks, used to synchronize the flow of information in telecommunications networks. Datum is a leading supplier of precise timing products for computing networks, satellite systems, electronic commerce, and test and measurement applications. Datum also provides time and frequency products and systems for a wide range of scientific and industrial test and measurement applications, including missile guidance, geographic mapping and electric utility operations.

Through the manipulation of cesium or rubidium atoms or quartz crystals, or by capturing cesium or rubidium-based signals transmitted from global position system, or GPS, satellites, Datum’s products generate highly precise timing and frequency information. Using this technology, its products can provide accurate time to within a fraction of one second over 100,000 years. Datum also supplies approximately 60% of the high-precision rubidium atomic clocks used in wireless network base stations that channel communications over cellular telephone and other personal communications services, such as pagers.

Datum currently is exploring market opportunities for new applications for its timing technologies. One of these opportunities is secure time management, or Trusted Time. In order for businesses to conduct an increasing variety of transactions over the internet, businesses are seeking to verify that the electronic commerce transactions took place between the parties thereto and are legally enforceable. Trusted Time is a new application for Datum’s precision timing technology for which Datum is developing hardware and software products that will provide irrefutable time stamps for electronic commerce transactions. This capability provides secure and auditable evidence that the transaction in question took place between the parties.

Datum was incorporated in California in 1959 and reincorporated in Delaware in 1987. Datum’s principal executive offices are located at 9975 Toledo Way, Irvine, California.

Business Overview

Telecommunications

Telecommunications systems are comprised of numerous interconnected networks employing many different transmission technologies. The traditional telephone network — i.e., telephones physically connected to one another by telephone lines laid underground or over telephone poles — is itself a series of networks connected through numerous switches that allow voice, data and video traffic to be transmitted to their ultimate destinations. Because these traditional networks utilize physical connections, they are called “wireline” networks in Datum’s industry. On the other hand, “wireless” networks, which connect cellular phones and other personal communications systems, rely on microwave radio transmissions, rather than transmission over wires, for part of the communications connection. However, wireless networks are also connected to components of the wireline network through switches. In order for the overall telecommunications system, and the various components within that system, to operate efficiently, each network must be synchronized and operate within extremely narrow frequency and time tolerances. Accurate and precise time and frequency devices are necessary at all levels of the telecommunications system to ensure proper synchronization, connections and quality of service.

Wireless Cellular

Cellular telecommunications networks consist of numerous cells located throughout a service area, each with its own base station connected by wire or microwave radio to the wireline network through a network switch. Originally, cellular networks used analog technology and frequency division multiple access to fit more channels into existing frequency bands. This required moderately accurate frequency control at the base station level, which was accomplished through the use of the quartz oscillators.

In order to improve transmission quality, increase network capacity and expand network coverage, the vast majority of network operators have converted the older analog networks to digital technology and are expanding their digital wireless networks. Currently, the three leading digital technologies are Time Division Multiple Access, Code Division Multiple Access and Global System for Mobile Communications. In each of these transmission protocols, calls are segmented, transmitted over a wider spectrum of bandwidth and reassembled by the applicable receiver within the network. As a result of the segmentation/reassembling process, signal degradation from improper synchronization is more likely to result in dropped calls and loss of data than would occur in analog networks. Dropped calls decrease network efficiency and capacity because they require retransmission. In order to minimize the problems resulting from improper synchronization, many cellular operators utilize highly precise timing employing rubidium atomic oscillators located at each base station and its associated network switch.

Wireless Personal Communications Services

Personal communications services were developed, in part, to provide an improved quality of wireless service and accommodate the increasing volume of transmissions utilizing wireless networks. These systems operate in a manner similar to cellular networks, but at a much higher frequency. As a result, personal communications services networks require a greater number of lower powered “microcells,” located more closely together. As in cellular networks, time and frequency devices are necessary in personal communications services systems in order to synchronize the flow of voice and data transmissions. The base station in each personal communications services microcell and network switch connected to the wireline network requires one or more stable, reliable timing devices to ensure accurate synchronization.

Wireline

The wireline sector of the telecommunications market has experienced increased need for high-accuracy timing and frequency equipment primarily as a result of the upgrading of existing networks from analog to digital and the installation of new wireline networks. The wireline sector currently consists of numerous networks and lines, which are connected by switches that provide a transferring mechanism to route transmissions to their ultimate destinations. In order to transfer voice, data or video traffic from one line or network to another, both lines or segments of the network must operate at the same frequency within a very narrow tolerance. Increased demand for higher capacity, higher speed and more accurate information flow has required the transition of wireline networks from analog to digital systems. Imperfect synchronization in an analog system may result merely in static or delayed communication. The failure to synchronize the components in digital networks, however, may result in the loss of information, requiring retransmission and thus decreasing network efficiency, and increasing the costs to the network operator. As a result, digital systems have a greater need for accurate synchronization, which is accomplished through the use of precise timing devices located throughout the networks.

Electronic Commerce

Datum’s electronic commerce mission is to build information technology, or IT, solutions that meet increasing demand for secure and auditable electronic time stamps, synchronized IT business infrastructures and secure information distribution. The Internet is rapidly accelerating the transformation of “paper to bits” for organizations and is creating operational, security, and auditing challenges that have never before arisen.

In the paper world, the parties’ agreement to be bound by the transaction is evidenced by a signature, a notary’s certification, a canceled check, a postage mark or the like. In the electronic world, “time stamping,” or the log record of when an electronic transmission occurred, is widely used in conjunction with e-commerce applications to tie together the who to the when. However, there is no security to prevent the recorded time stamp from being changed and generally no audit information contained within the time-stamp. Most time-stamps are derived from inaccurate and easily manipulated internal clocks on servers and network devices, many of which are not kept accurate, much less synchronized with other computers. With the rapid adoption of electronic commerce, the security and auditability of the present time-stamping methods is proving weak and inadequate.

The ability to track an electronic transaction’s time delivery is important because without the benefit of a secure and auditable time stamp, records of the related transaction may have differing time stamps, opening up the transaction to questions as to whether it occurred.

Datum’s Trusted Time initiative is a suite of products that will provide a secure and auditable time stamp for e-commerce transactions. Trusted Time enables any electronic transaction or log, including digital signatures, stock purchases, document filings and invoice payments, to have a certifiable, traceable, and verifiable time stamp. This technology enables end-user organizations to deploy a world-class, secure time stamp solution within their IT infrastructure to create an irrefutable electronic audit trail for time-stamps as well as provide evidence of tampering with the digital signature or content.

The authenticity, traceability and verifiability provided to electronic time stamps by Trusted Time’s security and audit features significantly improve the evidentiary value of time stamping. The Trusted Time solution is comprised of Datum’s Trusted Master Clocks and Trusted Local Clocks, specialized software and secure network timing devices that will be linked to National Timing Authorities. These authorities include the National Institute of Standards and Technology in the United States, and the National Physics Laboratory in the United Kingdom.

Technology Overview

Time and Frequency Technology

Three sources of timing and frequency information generally are used within telecommunications and commercial applications: cesium standards, rubidium oscillators and quartz oscillators. In addition, telecommunications and commercial applications can obtain timing and frequency information from external sources through GPS satellite receivers that capture and process timing information generated by satellite-based cesium and rubidium timing devices.

Datum designs, manufactures and markets cesium standards, rubidium oscillators, quartz oscillators and GPS satellite receivers in numerous configurations for telecommunications and commercial applications, depending on the desired application. Its products are the result of substantial research and development performed in the areas of atomic physics, electronics engineering and software design. Datum designs and manufactures its own atomic physics packages, through which cesium or rubidium is energized as part of the frequency detection and control process. Datum also designs the electronic packages for its own products, which are necessary to convert the signal generated by the atomic physics package into highly stable electronic pulses.

Cesium Standards

The most stable and accurate timing devices in widespread use are based on the resonance of cesium atoms. Cesium standards operate by energizing a reserve of cesium atoms with microwave energy at a precise frequency. At this frequency, due to the atomic structure of cesium, some of the cesium atoms experience a change in energy state. Once “excited,” these atoms are directed to a collector through the use of focusing magnets. This results in an increased atomic flow. Since the flow of atoms does not increase unless the cesium atoms are excited at exactly the correct frequency, the detection of the increased atomic flow by the collector indicates that the desired frequency has been obtained. The highly stable frequency is then captured by the standard’s electronics package and distributed as a series of user outputs. Cesium clocks are used as international primary reference standards and are stable to within a fraction of one second over 100,000 years. Datum provides time and frequency cesium standards for network switches within wireline networks.

Rubidium and Quartz Oscillators

Rubidium oscillators combine sophisticated glassware, light detection devices and electronics packages to generate a highly stable frequency output. Rubidium, when energized by a specific radio frequency, will absorb less light. The oscillator’s electronics package generates this specific frequency and the light detection device ensures, through monitoring the decreased absorption of light by the rubidium and the use of feedback control loops, that this specific frequency is maintained. This highly stable frequency is then captured by the electronic package and distributed as an output signal. Rubidium oscillators provide atomic oscillator stability, somewhat less stable than cesium over long durations, but at lower cost and in smaller packages.

Quartz oscillators utilize the unique physical properties of quartz crystals. Applying a voltage potential across a properly prepared quartz crystal causes the crystal to vibrate and generate an electric signal with a relatively stable frequency. Quartz oscillators consist of specially prepared synthetic quartz crystals and associated electronics to apply the voltage and generate the frequency signal. Quartz oscillators provide a less stable frequency than rubidium oscillators, but are available at a substantially lower cost.

Datum provides rubidium and quartz oscillators for telecommunications markets. These oscillators operate as stand-alone frequency sources in cellular phone and personal communications services base stations and network switches or are combined with Datum’s GPS satellite receivers to provide timing information in the event of a loss of signal.

GPS Satellite Receivers

Stable and accurate timing and frequency information also is obtained through the use of GPS satellite receivers, which capture timing information from cesium standards or rubidium oscillators aboard GPS satellites. GPS satellite receivers typically are used in systems integrated with quartz or rubidium oscillators that provide consistent “holdover” timing output in the event the receiver temporarily loses the external satellite-based signal. Datum supplies cesium standards for GPS satellites that transmit precise timing information and GPS satellite receivers that receive and process the satellite timing transmissions throughout wireless and wireline networks.

Other Applications

Datum is also a leading supplier of time and frequency products for the overall telecommunications system, for satellite applications, enterprise computing networks, and for a variety of other test and measurement applications. In addition to telecommunications applications, Datum’s timing products help ensure that enterprise computing networks operate in a synchronized manner. Datum provides quartz oscillators for a variety of satellite programs and test and measurement products used for a variety of applications, including missile guidance, geographic mapping and electric utility operations. Datum also provides precise quartz rubidium and cesium oscillators and instruments to the United States Department of Defense as well as a number of foreign military customers.

Products

Datum’s products generate highly precise timing and frequency information through the manipulation of cesium or rubidium atoms or quartz crystals, or by capturing cesium or rubidium-based signals from GPS satellite transmissions.

Telecommunications Products

Wireless-Cellular And Personal Communications Services Products

Cellular and personal communications services networks require both accurate frequency control and timing information. Datum provides a variety of products to meet these needs.

Quartz And Rubidium Clocks

For digital cellular and PCS applications, Datum provides highly cost-effective quartz oscillator clocking units to synchronize the transmissions of voice and data traffic at the base-station level. For customers requiring a more stable timing source, Datum provides rubidium clocks.

GPS Disciplined Clocks

Considerably more stable timing sources are required to maintain base stations’ clocking integrity for digital Time Division Multiple Access and Code Division Multiple Access applications. To meet this need, Datum provides GPS time and frequency receivers that capture cesium or rubidium-based time signals produced by GPS satellites. GPS receivers combine the external cesium or rubidium-based timing signals with internal rubidium or quartz oscillators to provide consistent timing output in the event the receiver loses the external signal.

Wireline Products

Wireline telecommunications network synchronization systems involve two principal components. First, a primary frequency reference provides an accurate frequency source. Second, a timing signal generator provides control, management and distribution of the timing signals required for network operations.

Cesium Beam Primary Reference Sources

Primary Reference Sources generate the most stable frequency output in general commercial use. They also provide cesium-based stability at the central offices of wireline networks for distribution of timing and frequency information to other components within the networks.

GPS Primary Reference Receivers

Primary Reference Receivers capture and process time and frequency signals from GPS satellites. Integrated rubidium or quartz oscillators back up the external frequency source to maintain timing accuracy during periods of loss of signal. Typically, a Primary Reference Receiver would be installed in telecommunications network switches to provide a stable frequency at the network switch level. Thus, this installation would allow transmissions to be efficiently processed with minimal degradation or retransmission requirements.

Timing Signal Generators

Distribution of network synchronization information is achieved through timing signals embedded within the flow of network communications. These network communications are referenced to the primary frequency source, such as Datum’s Primary Reference Source at the central office, or to a Primary Reference Receiver at the network switch level. In the event of the loss of the reference frequency, Datum’s timing signal generators can maintain switch and network synchronization quality for extended time periods by using internal high-stability rubidium and quartz oscillators as “holdover” clocking sources.

End Office Primary References

Datum’s End Office Primary References combines a Primary Reference Receiver with a timing signal generator in a single cost-effective unit. This unit is designed for use where fewer telecommunications lines require timing inputs.

Enterprise Computing Products

Datum’s products provide accurate time-stamping of information flowing through enterprise local area networks and wide area networks.

GPS Time Servers

Datum’s time servers, which are installed in enterprise networks, acquire UTC time from GPS satellite transmissions. The worldwide coverage of GPS allows all server-equipped sites to operate with time data that is uniform to within a few milliseconds, thereby allowing time-sensitive information input at one location to be meaningfully analyzed at any other site in the network. In a typical application of this technology, the Securities Industry Automation Corporation, which supports member firms of the New York Stock Exchange, uses Datum’s time servers to accurately time-annotate stock transactions.

Computer Time Modules

Datum’s computer time modules acquire time from external sources, such as GPS satellites, to perform a variety of timing functions within the host computer. Datum’s computer time modules have a high degree of accuracy. Physically packaged as computer plug-in units and chip sets, Datum’s products are functionally configured to operate under program control as any other data-bus-linked component of the user’s data system. Datum also produces modules for International Business Machine Inc.’s PC compatible computers and computers manufactured by Sun Microsystems. Datum markets its computer modules in both fully configured forms and as board products and chipsets for use by OEM and value-added resellers. Computer time modules are also marketed for use in stand-alone computers and workstations used for test and measurement applications.

Electronic Commerce Products

Trusted Time

Datum is developing a suite of products that provides e-businesses with secure and auditable time stamps. Trusted Time enables any electronic transaction to have a certifiable, traceable, and verifiable time stamp.

Tymserve

TymServe NTP time servers enable companies to ensure the integrity of e-business operations through computer system and component synchronization. The TymServe network time server meets the rapidly evolving need for precise synchronization in Transmission Control Protocol/Internet Protocol enterprises and Local Area Networks. It operates as a rack-mounted, stand-alone time serving device providing UTC time within an organization’s firewall. Offering a variety of time sources including GPS and dial-up services, as well as high performance crystal or very high performance rubidium oscillators, ensures systems are always synchronized to standard UTC time.

Satellite Products

Datum provides time and frequency products for a variety of satellites used for communications, navigation, television, and military applications. Datum’s products are designed around its core technology and are highly durable so as to meet the demanding requirements of space.

Cesium Clocks

Datum’s cesium clocks are installed aboard each of the twenty-four GPS satellites now operating in space. Because these satellites have a life expectancy of approximately 7.5 years, it is necessary to design additional units to be available as replenishment.

Quartz Clocks

Datum produces and markets a broad line of lightweight, highly stable quartz clocks, particularly suited for space applications. Space qualified versions of these quartz units are aboard satellites used for inter-planetary study, missile tracking and weather monitoring and forecasting, as well as communications and other applications.

Test and Measurement Products

Datum’s timing and frequency technology initially was developed to create instrumentation for defense and aerospace applications. This technology continues to be utilized in test and measurement products for a wide range of scientific and industrial applications, including missile guidance, precise geographic mapping and electric utility operation.

Atomic Frequency Sources

Datum also produces and markets atomic reference frequency sources for a wide variety of commercial and scientific applications.

Hydrogen Masers

Datum is also a leading supplier of hydrogen maser atomic frequency standards in the western world. Hydrogen masers work on the same principal as cesium atomic clocks, however with a stability that is several orders of magnitude greater. This makes them useful for certain scientific measurement applications as well as an ultra advanced time keeping mechanism in conjunction with atomic clocks for the purpose of deriving a universal time reference.

Cesium Frequency Standards

Datum has developed a broad line of cesium frequency products for numerous applications that require a constant frequency reference. Electric utilities use Datum’s cesium frequency standards to set the frequency of electric power. Other uses include master timing stations for telecommunications networks, global navigation, satellite communications, missile guidance, and precise geographic mapping for offshore oil exploration and accurate placement of offshore oil drilling platforms. Furthermore, Datum also supplies spare and replacement cesium tubes for a broad segment of the industry.

Rubidium Oscillators

In addition to their widespread use in the telecommunications industry, Datum’s rubidium oscillators have a number of other specific applications, such as frequency control for television networks, Doppler radar, satellite tracking and guidance and laboratory instrumentation. Datum’s rubidium oscillator lines include military qualified models designed for high stability and reliability in adverse environments. Its newer models feature lower profiles and are on standard plug-in circuit cards specifically designed for ease of integration.

GPS Satellite Time and Frequency Receivers

Datum’s GPS satellite receivers, in addition to their use in telecommunications markets, are used in a wide variety of other applications. Electric utilities use Datum’s GPS satellite receivers to determine the exact geographical location of transmission line faults by comparing the times at which the fault is detected at various stations in the power distribution network. This eliminates the need to visually search along the right-of-way. Other customers utilize Datum’s GPS satellite receivers to distribute highly accurate time to multiple sites in order to synchronize the recording of simultaneous test data, such as during missile testing or astronomical observations. Besides Datum’s fully configured GPS satellite receivers, Datum also manufactures board level modules for original equipment manufacturer applications.

Time Code Instrumentation Products

In addition to the time and frequency standards described above, Datum manufactures and markets a line of products that process or utilize basic time and frequency information for various applications. The time is generated from either an internal or external frequency reference in the form of digital codes tailored to specific applications, usually to time-annotated data recording or transmission. To correspond with the time generating equipment described above, Datum makes devices that “read” the coded time, transmitting it to computers, displays, or other devices where the recording of accurate time is required.

Product Development

Datum believes that its success depends largely on its ability to maintain technological leadership through enhancements of existing products and development of new products that meet a wide range of customer needs. Datum focuses its research and development efforts on improving the core physics and electronics packages of its time and frequency products. Specifically, Datum is conducting research and development in three areas: developing new time and frequency technologies, improving product manufacturability and enhancing software functionality.

Although Datum maintains an active development program to improve its product offerings, including such specific goals as smaller product size and lower unit cost, Datum cannot assure you that such efforts will be successful. Moreover, Datum cannot assure you that its new products will achieve customer acceptance or that its customers’ products will achieve market acceptance. Datum may fail to develop, or introduce on a timely basis, new products, or product enhancements that achieve market acceptance which could adversely affect its business, operating results and financial condition. Datum cannot assure you that it will be successful in selecting, developing, manufacturing and marketing new products or enhancing its existing products on a timely or cost-effective basis.

Research and development expenses totaled $13.7 million in 2001, $15.3 million in 2000 and $15.2 million in 1999.

Customers

Lucent Technologies, Inc., Datum’s largest customer, accounted for approximately 20% of Datum’s net sales for the year ended December 31, 2001, and 33% of net sales for each of the years ended December 31, 2000 and 1999. No other single customer accounted for more than 10% of sales during the same periods. Datum’s five largest customers together accounted for approximately 37% of its net sales for the year ended December 31, 2001, 48% of its net sales for the year ended December 31, 2000, and 45% of its net sales for the year ended December 31, 1999.

Marketing, Distribution and International Sales

Datum focuses its marketing efforts on establishing and developing long-term relationships with potential customers. Sales cycles for some of Datum's products, particularly for its larger telecommunications timing systems, are lengthy, and can range up to 36 months. Datum typically makes sales through standard purchase orders that can be subject to cancellation, postponement or other types of delays. Much of Datum's sales occurs through independent sales representatives and distributors which target the specific markets that they serve. Corporate personnel in the United States, China, Malaysia, Hong Kong and Germany provide additional direct sales and marketing support for larger accounts.

Export sales of Datum’s products were approximately 31% of net sales for the year ended December 31, 2001, and 25% of net sales for each of the years ended December 31, 2000 and 1999. Datum expects that international revenues will continue to account for a significant percentage of Datum’s total sales for the foreseeable future. As a result, Datum is subject to various risks, which include:

•	economic instability in the United States and internationally;

•	a greater difficulty of administering its business globally;

•	compliance with multiple and potentially conflicting regulatory requirements such as export requirements, local content requirements, tariffs and other barriers;

•	differences in intellectual property protections;

•	health and safety requirements;

•	difficulties in staffing and managing foreign operations;

•	longer accounts receivable cycles;

•	currency fluctuations;

•	restrictions against the repatriation of earnings;

•	export control restrictions;

•	overlapping or differing tax structures; and

•	political instability and general trade restrictions.

The occurance of any of the foregoing risks may have a material adverse effect on Datum’s business, results of operations and financial condition.

Competition

Intense competition exists among manufacturers of time and frequency products, and Datum believes that competition in Datum’s markets from both new and existing competitors will increase in the future. Datum competes principally in several specialized market segments against a limited number of companies, many of which are more established, enjoy higher name recognition and possess far greater financial, technological and marketing resources than Datum. Datum currently competes principally on the basis of the performance and quality of its products, including reliability, as well as on cost and timely manufacture and delivery. While Datum believes that overall it competes favorably with respect to the foregoing elements, Datum cannot assure you that it will continue to be able to do so.

In the cellular and PCS markets, Datum competes primarily with Frequency Electronics, Inc., Trimble and various other quartz oscillator manufacturers. In the wireline market, Datum competes primarily with Symmetricom, Inc., Frequency Electronics, Inc., Huawei Technologies Company, Ltd., and Oscilloquartz SA. In the enterprise computing market, Datum competes primarily with Tech-Sym Corp., Odetics, Inc. and True-Time, Inc. In the cesium standards market, Datum competes primarily with Agilent Technologies, Inc. and Frequency Electronics, Inc., Stanford Research Systems and Tekelec. In the rubidium oscillators market, Datum competes primarily with Frequency Electronics, Inc. In addition, certain companies, such as Perkin Elmer, Inc. that currently manufacture products exclusively for use in military applications, could enter commercial markets and compete directly with Datum. Datum may not be able to compete successfully in the future against existing or new competitors, that new technologies will not reduce the demand for its products or that it will be able to adapt successfully to changes in the markets served by its products. In addition, Datum cannot assure you that competitive pressures will not cause it to reduce prices, which would negatively affect gross margins and could have a material adverse effect on Datum’s results of operations and financial condition.

Backlog

Datum’s backlog of orders was approximately $22.7 million on December 31, 2001, compared to approximately $40.9 million a year earlier. The decrease was due primarily to decreased demand in both the wireless and wireline markets. Datum considers as backlog all orders that it expects to ship to customers within a six-month period.

Government Contracts

Datum believes that approximately 16% of its sales in 2001 were made either directly to United States government agencies or indirectly to U.S. government agencies through subcontracts, as compared to approximately 7% of its sales in 2000 and 10% in 1999. Because several of Datum’s customers are involved in commercial as well as governmental activities, it is difficult to accurately determine the percentage of its business attributable to the U.S. government.

Manufacturing

Datum manufactures its products at its plants in Irvine, California; Austin, Texas; Beverly, Massachusetts; and Hofolding, Germany. Datum’s Irvine, Austin and Beverly facilities have received ISO 9001 certification. Datum’s Irvine facility also has received TL 9000 certification. The manufacturing process involves the assembly of numerous individual components by technically oriented production personnel. The parts and materials used by Datum consist primarily of printed circuit boards, fabricated housings, relays and small electric circuit components, such as integrated circuits, semiconductors, resistors and capacitors. Datum also manufactures the physics packages for its cesium and rubidium oscillators. Datum manufactures products to fill firm orders and to meet forecasts received from its major customers. In some cases, as a result of customer requirements and the long manufacturing process of some of Datum’s products, Datum maintains up to four weeks of forecasted amounts in finished goods inventory and up to an additional eight weeks of forecasted amounts in work-in-process inventory.

The deregulation of the energy industry instituted in 1996 by the California government has caused power prices to increase. Under deregulation, utilities were encouraged to sell their plants, which traditionally had produced most of California’s power, to independent energy companies that were expected to compete aggressively on price. Instead, due in part to a shortage of supply, wholesale prices have skyrocketed over the past year. In response, the State of California entered into long-term contracts with suppliers, which continues to adversely affect operating expenses associated with Datum’s facilities located in California, even though supply shortages have eased and wholesale prices otherwise have declined.

Intellectual Property Rights

Datum seeks to protect key technologies through U.S. and foreign patents and by maintaining such technologies as trade secrets. Datum has licenses under various other patents. While Datum believes that its patents and licenses have value, it does not regard any such patents or licenses as essential to its business or to the maintenance of its competitive position. Accordingly, Datum does not have any material patent protection on its technology. To the extent that it depends on proprietary information it primarily relies on the protections afforded to trade secrets. Others may independently develop or otherwise acquire equivalent technology or Datum may be unable to maintain such technology as trade secrets. In addition, the laws of some foreign countries do not protect Datum’s proprietary rights to the same extent as the laws of the United States. The failure of Datum to protect its intellectual property rights could have a material adverse effect on its business, operating results and financial condition.

From time to time Datum has received communications from third parties asserting that features of certain of its products may infringe upon the intellectual property rights of such third parties. Although Datum makes reasonable efforts to ensure that its products do not violate the intellectual property rights of others, third parties may assert patent or other intellectual property infringement claims against Datum in the future. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and necessary licenses may not be available to Datum on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent Datum from manufacturing and selling some of its products, which would be harmful to Datum’s business, financial condition and results of operations. In addition, should Datum decide to, or be forced to, litigate these claims, litigation could be expensive and time consuming, could divert management’s attention from other matters and could have a material adverse effect on Datum’s business, operating results and financial condition, regardless of the outcome of the litigation.

Employees

As of June 30, 2002, Datum had 471 employees including 267 in manufacturing, 81 engaged in engineering, 68 engaged in sales and marketing, and 55 engaged in general and administrative activities. No employees are represented by a union. Datum believes its relations with its employees are good.

Properties

Datum’s Irvine, California, manufacturing and executive office facilities occupy an aggregate of 109,000 square feet in two sites under leases, each expiring July 31, 2005. Datum also occupies a facility located in San Jose, California, consisting of 5,800 square feet of sales and marketing space, under a lease expiring on September 30, 2005. Datum leases office facilities in Lexington, Massachusetts, consisting of 7,280 square feet, that expires on October 31, 2004. Datum also leases a facility located in Hofolding, Germany, consisting of an 8,600 square foot manufacturing facility, expiring on May 31, 2004. Datum owns its manufacturing facility in Beverly, Massachusetts, comprised of a 53,000 square foot building located on approximately four acres of land. Datum also owns its manufacturing facility in Austin, Texas, comprised of a 50,000 square foot building, located on approximately nine acres of land. Datum believes that its current facilities are adequate for its present level of operations.

Legal Proceedings

In late 1996, Datum received notice of potential environmental contamination from the owner of premises in Austin, Texas that had previously been occupied by Austron, Inc., Datum’s wireline operation, or Austron, prior to Datum’s acquisition of Austron in 1988. Although Austron believed it had remediated the site pursuant to then-existing environmental regulations in connection with vacating the site in 1983, the applicable environmental regulations were modified after 1983, providing the basis for the property owner’s claim that the soil at the site contains the same contaminants that were the focus of Austron’s previous remediation efforts. In compliance with current law, Datum has established the extent of the site contamination, which contamination extends to adjoining properties owned by third parties. Datum believes that it will continue to incur monitoring costs for years to come in connection with the site contamination and may be subject to claims from adjoining landowners in addition to the claim for remediation discussed above, and the amount of such costs and the extent of Datum’s exposure to such claims cannot be determined at this time. Although Datum cannot assure you that the remediation efforts, the property owners’ claims or any related governmental action will not singly or in the aggregate have a material adverse effect on Datum’s business, financial condition and results of operations, Datum does not believe the aggregated potential liability will have such an effect.

Datum is also a party to ordinary disputes arising in the normal course of business. Datum does not believe that the outcome of these matters will have a material adverse effect on Datum’s consolidated financial position, results of operations or cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and Datum’s consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus.

Overview

Datum designs, manufactures and markets a wide variety of high-performance time and frequency products, such as cesium atomic clocks, used to synchronize the flow of information in telecommunications networks. Datum is a leading supplier of precise timing products for computing networks, satellite systems, electronic commerce, and test and measurement applications. Datum also provides time and frequency products and systems for a wide range of scientific and industrial test and measurement applications, including missile guidance, geographic mapping and electric utility operations.

Critical Accounting Policies and Estimates

Revenue Recognition

Datum’s principal source of revenue is from the sale of hardware products. Datum generates a small percentage of its revenue from software sales. For sales of hardware products, Datum recognizes revenue when:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services rendered;

•	the fee is fixed and determinable; and

•	collectibility is reasonably assured.

Management determines when delivery has occurred or services rendered, and when the fee is fixed and determinable, based on judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met, revenue recognized for any reporting period could be adversely affected. For sales of software products and hardware transactions where software is not incidental, Datum recognizes revenue in accordance with Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Datum recognizes fees from software sales as revenue upon shipment, provided persuasive evidence of an arrangement exists, fees are fixed and determinable, collection is probable, and vendor specific evidence exists to determine the value of any undelivered elements of the arrangement. For contracts, Datum uses the percent complete method for recognizing revenue.

Inventory Valuation

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Datum’s management must make estimates of inventory valuation and obsolescence. Management estimates customer demand, prices for products, future inventory usage and evaluates inventory obsolescence in evaluating the adequacy of inventory reserves. Datum charges increases in inventory reserves to cost of goods sold. Datum’s inventory balance was $28.5 million, net of reserves of $3.8 million, as of December 31, 2001. As of June 30, 2002, Datum’s inventory balance was $25.1 million, net of reserves of $3.4 million.

Allowance for Doubtful Accounts

Datum’s management must make estimates of the collectibility of its accounts receivable. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in Datum’s customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Datum charges increases to the allowance for doubtful accounts to general and administrative expense. Datum’s accounts receivable balance was $25.5 million, net of allowance for doubtful accounts of $600,000, as of December 31, 2001. As of June 30, 2002, Datum’s accounts receivable balance was $14.8 million, net of allowance for doubtful accounts of $700,000.

Accounting for Income Taxes

As part of the process of preparing Datum’s consolidated financial statements, Datum must estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which Datum includes within its consolidated balance sheet. Datum must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, it must establish a valuation allowance. To the extent Datum establishes a valuation allowance or increases this allowance in a period, it must include an expense within the tax provision in the statement of operations.

Long-lived Assets

Prior to 2002, Datum amortized the excess of the purchase price of businesses or assets acquired over the fair value of the net assets, or goodwill, over varying periods ranging from 20 to 40 years. On January 1, 2002, Datum implemented Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or FAS 142. FAS 142 establishes new standards for goodwill acquired in a business combination, eliminates amortization of goodwill and sets forth methods for periodically evaluating goodwill for impairment. Impairment of long-lived assets for 2001 was $2.7 million. There was no such charge in 2000 or 1999, or in the six months ended June 30, 2002. The impairment charge for 2001 represented $2.5 million of acquisition costs from the July 1999 acquisition of Digital Delivery Inc. and $200,000 of software developments costs capitalized in 2000. During 2001, Datum determined that the carrying value of the asset related to the Digital Delivery acquisition exceeded its net realizable value as a result of a reduced demand outlook caused by significant changes in business conditions.

Capitalized Software Development Costs

Statement of Financial Accounting Standards No. 86, or FAS 86, requires the capitalization of certain software development costs once Datum establishes technological feasibility, which Datum defines as the completion of a working model. Costs not required to be capitalized are included in research and development expense as incurred. Amortization begins when a product is ready for release to customers and is calculated on a straight-line basis over the estimated product life, or based on the ratio of current revenues to total projected product revenues, whichever is greater. Datum continually evaluates the recoverability of capitalized costs. The amount charged to expense for amortization of software development costs was $100,000 in 2001, and $9,000 in 2000. For the six months ended June 30, 2002, the amount charged to expense for amortization of software development costs was $200,000.

Accrued Warranty Repair

Datum generally offers warranties on its products of one to three years. When evaluating the adequacy of the accrual for warranty repairs, management estimates the number of units that have been sold that are still under warranty, failure rates and the average cost of performing a warranty repair. Datum charges additions to accrued warranty repair to cost of goods sold. Datum had $1.6 million in accrued warranty as of December 31, 2001 and $2.2 million in accrued warranty as of December 31, 2000. As of June 30, 2002, Datum’s accrued warranty balance was $1.4 million.

Results of Operations

Datum has experienced, and expects to continue to experience, fluctuations in sales and operating results on an annual and quarterly basis. As a result, Datum believes that period-to-period comparisons of its operating results are not necessarily meaningful, and that you cannot rely on such comparisons as indicators of future performance. A significant component of these fluctuations may result from the rescheduling of orders by Datum’s major customers. Due to these and other unanticipated factors, it is likely that in some future quarters Datum’s operating results may be below the expectations of public market analysts or investors.

Six Months Ended June 30, 2002 compared to Six Months Ended June 30, 2001

The following table presents Datum’s unaudited results of operations as a percentage of net revenues for the six months ended June 30, 2002 and 2001:

	Six Months Ended June 30,
	2002	2001
Net sales	100.0%	100.0%
Costs and expenses:
Costs of goods sold	63.4%	54.2%
Selling	23.1%	14.1%
Product development	18.7%	12.0%
General and administrative	19.7%	12.7%
Impairment of long-lived asset	—	4.5%
Operating income	(24.9)%	2.5%

Net sales

For the six months ended June 30, 2002, net sales decreased $29.3 million, or 48.1%, to $31.6 million from $60.8 million for the corresponding period in 2001. Net sales decreased $18.1 million, or 57.4%, in the wireline segment and $7.7 million, or 47.6%, in the wireless segment for the six months ended June 30, 2002. The decline in the wireline synchronization business was concentrated in the domestic market as the service providers continued to lower their budgets for capital expenditures. Sales to Datum’s largest commercial customer, Lucent Technologies, Inc., decreased to 13.7% of net sales in the six months ended June 2002 from 22% of net sales for the six months ended June 30, 2001. This decrease of $9.0 million, or 67.6%, was primarily in the wireless segment.

Gross margin

For the six months ended June 30, 2002, gross margin decreased to 36.6% from 45.8% for the comparable period in 2001. Gross margins for the six months ended June 30, 2002 were negatively impacted by a $1.2 million contract revenue adjustment booked in the first quarter of 2002 due to an increase in estimated costs to complete certain contracts for which Datum recognizes revenue on a percent complete basis. The balance of the decrease in gross margin was primarily caused by the decrease in manufacturing volumes, causing the manufacturing overhead to be absorbed over a lower unit volume.

Selling expense

For the six months ended June 30, 2002, selling expense decreased to $7.3 million from $8.6 million for the corresponding period in 2001. The decrease in selling expense was primarily due to lower external and internal sales commissions due to the decrease in net sales. The increase in selling expense as a percent of net sales was primarily due to the fixed component of sales costs becoming a higher percentage of a lower volume of net sales.

Product development

For the six months ended June 30, 2002, product development expense decreased $1.4 million, or 19.1%, to $5.9 million. The decrease was primarily due to headcount reductions of employees and contract labor in the wireline segment. Datum has decreased product development funding due to the operating losses experienced in 2002.

General and administrative

For the six months ended June 30, 2002, general and administrative expense decreased $1.5 million, or 19.8%, to $6.2 million. The decrease for the six months ended June 30, 2002 was caused by $400,000 of goodwill amortization eliminated due to the implementation of FAS 142 and an additional $600,000 reduction in goodwill amortization related to the July 1999 acquisition of Digital Delivery, the balance of which was written off in the six months ended June 30, 2001. The majority of the balance of the decrease was caused by lower incentive accruals in 2002 due to profitability goals not being reached, offset by severance accruals of approximately $500,000 for the six months ended June 30, 2002.

Income tax provision (benefit)

The income tax benefit was $4.6 million for the six months ended June 30, 2002. The effective tax benefit rate was 58% for the six months ended June 30, 2002 due to a normal tax rate based on the projected losses for 2002 plus an additional tax benefit from estimated research and development tax credits.

Shares outstanding

Shares outstanding increased for the six months ended June 30, 2002 as a result of approximately 71,000 shares issued through Datum’s 401(k), Employee Stock Purchase Plan and incentive stock option plans.

Years Ended December 31, 2001, 2000 and 1999

Net Sales

Datum derives its net sales primarily from the sale of time and frequency products for use in telecommunications networks, enterprise computing networks, e-business, satellites and in a variety of other test and measurement and e-business applications. Net sales for Datum were $109.7 million for the year ended December 31, 2001, $132.2 million for the year ended December 31, 2000, and $100.2 million for the year ended December 31, 1999. These amounts represent a decrease from 2000 to 2001 of 17.0% and an increase from 1999 to 2000 of 32.0%. Wireless sales declined 44.6% from 2000 to 2001 and wireline sales declined 7.1% from 2000 to 2001. The decline in 2001 reflected a general downturn in the telecommunications market. Wireless sales increased 31.8% in 2000, and wireline telecommunications sales increased 53.7% in 2000, each due to increased product demand.

A small number of customers account for a substantial portion of Datum’s net sales, and Datum expects that a limited number of customers will continue to represent a substantial portion of Datum’s net sales for the foreseeable future. Datum’s largest customer, Lucent Technologies, Inc. accounted for approximately 20% of net sales for the fiscal year ended December 31, 2001, and 33% for each of the years ended December 31, 2000 and 1999. Further, Datum’s five largest customers, including Lucent, accounted for approximately 37% of net sales during the fiscal year ended December 31, 2001, approximately 48% of net sales during 2000, and approximately 45% of net sales during 1999. The reduction in orders by, or loss of, any major customer could adversely affect Datum’s business, financial condition and results of operations.

Direct and indirect sales to the United States government were approximately $17.2 million in 2001, $9.6 million in 2000 and $9.9 million in 1999, constituting approximately 15.7% of net sales in 2001, 7.3% of net sales in 2000 and 9.9% of net sales in 1999. These amounts represent an increase from 2000 to 2001 of 79.2% and a decrease of 3.0% from 1999 to 2000. Government-related contracts and subcontracts are subject to standard provisions for termination at the convenience of the government. In such event, however, Datum generally is entitled to reimbursement of costs incurred on the basis of work completed plus other amounts specified in each individual contract.

Gross Margins

Gross margins are derived from net sales and cost of sales, which consists primarily of raw materials, labor, overhead and warranty costs. Gross margins were 44.0% in 2001, 44.8% in 2000 and 40.0% in 1999. The decrease from 2000 to 2001 was the result primarily of decreased efficiencies due to lower manufacturing volume in both the wireless and wireline segments caused by decreases in sales in both segments. The increase from 1999 to 2000 was predominantly in the wireless telecommunications market and was a result primarily of enhanced manufacturing and productivity, improved supply chain management and efficiencies gained from increases in sales. A number of factors can affect gross margins adversely, including pricing pressure from Datum’s customers and the difficulty of reducing fixed expenses commensurate with the reduction in sales.

Selling Expense

Selling expense consists primarily of salaries and other expenses of its sales and marketing personnel, along with sales commissions paid to Datum’s third-party representatives and distributors. Selling expense was $17.2 million in 2001, $17.1 million in 2000 and $14.5 million in 1999. These amounts represent an increase of 0.7% from 2000 to 2001 and an increase of 18.1% from 1999 to 2000. As a percent of net sales, these amounts were 15.7% in 2001, 12.9% in 2000 and 14.5% in 1999. Selling expense was relatively flat in each segment in 2001 compared to 2000, as selling expense reductions of $1.0 million in the wireline segment were offset by the creation of a new OEM marketing department to market the TimePieces™ product line, which did not generate significant sales in 2001. Selling expense in Datum’s wireless segment is mostly fixed and as a result did not decrease relative to the decline in sales in that segment. The increase in expense in 2000 was due to the increased sales in the wireline segment and twelve months of Digital Delivery expense versus just five months of expense in 1999. The decrease in 2000 as a percentage of net sales was due to Datum’s continued efforts to reduce commissions by replacing outside sales representatives with internal sales staff.

Product Development

Product development expense consists primarily of salary, applied overhead, materials and third-party design services. Product development expense was $13.7 million in 2001, $15.3 million in 2000 and $15.2 million in 1999. These amounts represented a decrease of 10.5% from 2000 to 2001 and an increase of 0.4% from 1999 to 2000. Product development expenditures represented 12.5% of net sales in 2001, 11.6% of net sales in 2000 and 15.2% of net sales in 1999. The decrease in product development expense in 2001 is due primarily to the capitalization of $2.3 million of software development costs of Datum’s Trusted Time™ and wireline network management products. The spending increase in 2000 from 1999 reflects the continual emphasis on new product design and enhancement of current products.

Although Datum maintains an active development program to improve its product offerings, Datum cannot assure you that it can sustain such efforts, that such efforts will be successful, that it will develop new products on a timely basis or that resulting product developments will achieve customer acceptance. Failure to develop, or introduce on a timely basis, new products or product enhancements that achieve market acceptance could adversely affect Datum’s business, operating results and financial condition.

General and Administrative

General and administrative expense consists primarily of salaries and other expenses for management, finance, accounting, information technology and human resources, as well as amortization of goodwill and depreciation charges. General and administrative expenses were $14.0 million in 2001, $16.4 million in 2000 and $10.8 million in 1999. These amounts represent a decrease from 2000 to 2001 of 14.9% and an increase of 51.6% from 1999 to 2000. As a percentage of net sales, these amounts were 12.7% in 2001, 12.4% in 2000 and 10.8% in 1999. The decrease in 2001 was the result of lower incentive accruals of $1.0 million and efficiencies realized from the 2000 closure of Datum’s manufacturing facility in San Jose, CA. The increase in 2000 was caused predominantly by increased incentive accruals of $1.5 million related to Datum’s profitability, twelve months of Digital Delivery expense, including goodwill amortization, in 2000 versus five months expense in 1999, and $800,000 in charges related to management changes and the closure of the San Jose manufacturing facility. Such expenses include goodwill amortization of $2.3 million for 2001, $2.9 million for 2000 and $2.1 million for 1999, and increased depreciation of $700,000 annually resulting from the step-up of the assets purchased in the 1995 acquisition of Efratom and the 1998 acquisition of Austron.

Impairment of long-lived asset

Impairment of long-lived asset for the year ended December 31, 2001 was $2.7 million. There was no such charge in the comparable period in 2000 and 1999. The charge represented $2.5 million of acquisition costs from the July 1999 acquisition of Digital Delivery, Inc. and $200,000 of software developments costs capitalized in 2000. During the quarter ended June 30, 2001, Datum determined that the carrying value of the asset related to the Digital Delivery acquisition exceeded its net realizable value as a result of a reduced demand outlook caused by significant changes in business conditions.

Interest, Net

Net interest expense was $300,000 in 2001, $1.5 million in 2000 and $1.4 million in 1999. These amounts constitute a decrease of 82.4% from 2000 to 2001 and an increase of 4.6% from 1999 to 2000. The decrease in 2001 was caused by reduced debt levels and by positive cash flows generated from operations. The increase in 2000 in net interest expense was a result of lower interest income and the write-off of unamortized debt expense in the second quarter of 2000 in relation to Datum’s refinancing of its debt.

Liquidity and Capital Resources

On May 10, 2002, Datum amended its credit facility with Wells Fargo Bank. The credit facility expires May 29, 2003. The credit facility was reduced from $16.0 million to $10.0 million. The credit facility includes a line of credit and a term loan that funded July 7, 2000. The term loan is payable in monthly principal installments of $250,000 plus interest, which began August 1, 2000. Interest on the term loan is fixed at 9.15%, and interest on the line of credit is payable monthly at prime or at LIBOR plus 2.5%. The term loan matured and was paid off on June 15, 2002. Datum does not expect to replace the term loan in the foreseeable future.

On June 1, 2001, the Massachusetts Development Finance Agency issued a $2.7 million industrial development bond on Datum’s behalf to finance the expansion of Datum’s manufacturing facility in Beverly, Massachusetts. The bond matures on May 1, 2021. Interest on the bond is payable monthly at an adjustable rate of interest. The remarketing agent determines the interest rate for each rate period to be the lowest rate which in its judgment would permit the sale of the bonds at par. The bond is collateralized by a letter of credit issued under Datum’s credit facility with Wells Fargo Bank.

In connection with the issuance of promissory notes in 1996 that were fully paid off in 2000, Datum issued to The Prudential Insurance Company of America common stock warrants which currently allow for the purchase of 176,303 shares of common stock at an exercise price per share of $11.415. The warrants expire in September 2003.

At June 30, 2002, Datum was in violation of a debt covenant under the terms of the May 2002 amended credit facility with Wells Fargo Bank, for which Datum received a waiver. However, because it is not probable that Datum will be in compliance with all debt covenants under the existing credit facility with Wells Fargo through the second quarter 2003, and because the credit facility serves as collateral for the $2.7 million industrial development bond, Datum has reclassified the long term portion outstanding under the $2.7 million industrial development bond as a current obligation. Datum is in the process of negotiating an amendment to the credit facility with Wells Fargo Bank.

If Datum successfully negotiates an amendment to its credit facility with Wells Fargo Bank and Datum is in compliance with debt covenants prospectively, Datum believes that its cash and credit facilities will be adequate to fund its operations for the foreseeable future. Also, if Datum completes its proposed merger with Symmetricom before the end of 2002 as the parties contemplate, the combined company will have sufficient cash because it would have access to Symmetricom’s greater cash resources.

Notwithstanding the above, should there be no improvement in telecommunication network infrastructure spending, which impacts Datum’s expected revenues and ability to collect its accounts receivable, Datum potentially could continue to be in violation of debt covenants within its credit facility. There is no guarantee that Datum would receive a waiver if a debt covenant were violated. Should Datum be in technical default and not receive a waiver, it could be required to repay all amounts outstanding to Wells Fargo, including the $2.7 million industrial development bond, which is secured by a letter of credit issued under the Wells Fargo credit facility. If Wells Fargo does not grant waivers for any future covenant violations, and if the merger with Symmetricom is not consummated, Datum would have to raise capital and/or further reduce costs. In that event, Datum likely will need to take one or more of the following actions:

•	further reduce the number of its employees;

•	further reduce its expenses, including a reduction in research and development;

•	restructure its operations and consolidate manufacturing facilities; or

•	attempt to raise additional debt or equity capital on terms potentially less favorable than its existing credit facility, if available at all.

Datum reduced its number of employees by approximately 12% in July 2002 in order to reduce operating expenses.

Cash provided by operations was approximately $3.6 million for the six months ended June 30, 2002 compared to cash provided by operations of $4.2 million for the corresponding period in 2001. Cash flows were positively affected in the first half of 2002 by a decrease in accounts receivable and inventory, offset by the net loss for the period as well as a net increase in tax assets and decreases in accounts payable and accrued expenses. Cash provided by operations was approximately $10.6 million for the year ended December 31, 2001, compared to approximately $1.8 million for the year ended December 31, 2000, and approximately $5.5 million in 1999. Accounts receivable decreased by $9.5 million to $25.5 million at December 31, 2001, due to the decrease in sales of $10.3 million from the quarter ended December 31, 2000 to the quarter ended December 31, 2001. Inventories increased by $2.1 million at December 31, 2001, due to a greater than anticipated decline in sales over the last two quarters of 2001. Income tax accounts combined represented a $3.8 million cash outflow for the year ended December 31, 2001, due to required tax payments caused by Datum’s profitability in 2000 and the first half of 2001.

Cash used in investing activities was approximately $3.4 million for the six months ended June 30, 2002 compared to $3.4 million for the corresponding period of 2001, as capital expenditures and capitalized software development costs were relatively unchanged. Of the $2.3 million of capital expenditures for the six months ended June 30, 2002, approximately $1.4 million related to the expansion of Datum’s manufacturing facility in Beverly, Massachusetts. There were no such expenditures in the comparable period in 2001. Cash used by investing activities was approximately $5.7 million for the year ended December 31, 2001, $3.9 million for the year ended December 31, 2000, and $2.4 million for the year ended December 31, 1999, including capitalized software development costs. The amount in 2001 includes $900,000 related to the in-process expansion of the Trusted Time™ manufacturing facility.

Cash used for financing activities was approximately $100,000 for the six months ended June 30, 2002 compared to $1.2 million for the corresponding six months of 2001. The decrease in 2002 was the result of the industrial development bond proceeds that are being used to finance the expansion of Datum’s Beverly, Massachusetts manufacturing facility. Cash used for financing activities was $3.5 million for the year ended December 31, 2001, $5.0 million for the year ended December 31, 2000 and $2.7 million for the year ended December 31, 1999, primarily due to scheduled paydowns of long term debt.

Accounts receivable decreased $7.2 million to $14.8 million at June 30, 2002 from $22.0 million at December 31, 2001 due to the continued decrease in sales volume.

Inventories decreased $3.4 million to $25.1 million at June 30, 2002 from $28.5 million at December 31, 2001, primarily as a result of the decrease in sales.

Other assets increased by $820,000 to $1.65 million at June 30, 2002 from $830,000 at December 31, 2001. This increase was the result primarily of $700,000 of capitalized merger costs.

        At June 30, 2002, Datum had working capital of $37.1 million and a current ratio of 3.9:1 compared to working capital of $49.2 million and a current ratio of 4.3:1 at December 31, 2001. The decrease in working capital is due primarily to the decrease in accounts receivable as a result of the decline in net sales and to the reclassification of the long-term portion of the $2.7 million industrial development bond to current liabilities. Working capital increased to $49.2 million at December 31, 2001 from $44.3 million at December 31, 2000. The current ratio increased to 4.3:1 at December 31, 2001 from 2.9:1 at December 31, 2000. The current ratio increased as a result of an increase in cash flow from operations of $10.6 million and from reductions of $1.2 million in current portion of long term debt and advances of $2.0 million on the line of credit. During the same period cash increased from $1.0 million to $2.4 million, primarily due to $10.6 million provided by operating activities and $2.7 million of proceeds from the issuance of long term debt, offset by $3.4 million of capital expenditures, $2.3 million of capitalized software development costs and $5.1 million used to pay down the line of credit and long term debt.

The following table summarizes Datum’s contractual obligations as of December 31, 2001, and the effect such obligations are expected to have on its liquidity and cash flow in future periods (in thousands).

	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$4,445	$1,810	$125	$105	$2,405
Non-cancelable operating leases	6,504	2,085	3,480	939	—

Total contractual cash obligations	$10,949	$3,895	$3,605	$1,044	$2,405

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Datum’s foreign sales are generally invoiced in U.S. dollars, and Datum does not presently enter into foreign currency forward exchange contracts. Datum does not enter into derivative financial instrument transactions for speculative purposes. Additional information for this item is contained under the captions “Disclosures About Fair Value of Financial Instruments” and “Foreign Currency Translation” in Note A, “Description of the Company and Summary of Significant Accounting Policies” in the notes to the consolidated financial statements beginning at page F-17.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Datum’s common stock as of September 3, 2002 (i) by each person (or group of affiliated persons) who is known by Datum to own beneficially more than five percent of Datum’s common stock; (ii) by each of Datum’s directors, including Datum’s chief executive officer, or the CEO; (iii) by each of the four other most highly compensated executive officers, other than the CEO, collectively, the Named Executive Officers; and (iv) by all directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address of the persons listed below is c/o Datum Inc., 9975 Toledo Way, Irvine, California 92618.

Name and Address(1)	Outstanding Common Stock Beneficially Owned		Percent of Shares of Common Stock Beneficially Owned
State of Wisconsin Investment Board 121 East Wilson Street Madison, WI 53707	1,096,000	(2)	17.4%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	467,700	(3)	7.4
Alfred A. Boschulte, Director	2,700	(4)	*
Elizabeth A. Fetter, Director	7,500	(4)	*
G. Tilton Gardner, Director	15,500	(4)	*
R. David Hoover, Director	23,500	(4)(9)	*
Louis B. Horwitz, Director	208,422	(4)(5)	3.3
Michael M. Mann, Director	68,500	(4)(6)	1.1
Erik H. van der Kaay, Chief Executive Officer, President and Chairman of the Board	248,132	(4)(7)	3.8
Paul E. Baia, Vice President	9,705	(4)(7)(10)	*
Robert J. Krist, Vice President and Chief Financial Officer	43,316	(4)(7)	*
Michael J. Patrick, Vice President	34,509	(4)(7)	*
John (Jack) R. Rice, Vice President	68,937	(4)(7)(10)	*
All Officers and Directors As a Group (11 persons)	730,721	(8)	10.8%

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock which the person or group has the right to acquire within 60 days of September 3, 2002 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. To Datum’s knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Information with respect to beneficial ownership is based upon Datum’s stock records and data supplied to Datum by the holders.

(2)	Based solely upon Schedule 13F-HR, as amended, filed with the Securities and Exchange Commission on August 12, 2002.
(3)	Based solely upon Schedule 13F-HR, as amended, filed with the Securities and Exchange Commission on August 6, 2002.
(4)
For the individuals listed in this table, the total number of shares includes the following number of shares for that person: 7,500 shares for Ms. Fetter, 15,500 shares for Mr. Gardner, 19,500 shares for Mr. Hoover, 77,500 shares for Mr. Horwitz, 19,500 shares for Dr. Mann, 2,500 shares for Mr. Boschulte, 180,000 shares for Mr. van der Kaay, 7,500 shares for Mr. Baia, 40,000 shares for Mr. Krist, 30,000 shares for

Mr. Patrick and 65,000 shares for Mr. Rice, each of which may be acquired within sixty days of September 3, 2002 upon exercise of outstanding options.
(5)	Includes 5,195 shares held for the account of Mr. Horwitz in Datum’s Savings and Retirement Plan. Does not include 31,000 shares owned by an adult child of Mr. Horwitz.
(6)
Includes 33,000 shares that are subject to shared voting and investment powers. These shares are owned by Blue Marble Development Group, Inc. Defined Benefit Pension Plan and Trust, of which Dr. Mann and his spouse are co-trustees.

(7)
For the entries for Mr. van der Kaay, Mr. Baia, Mr. Krist, Mr. Patrick and Mr. Rice, the total number of shares listed includes the following number of shares for that person: 1,932 shares held for the account of Mr. van der Kaay in Datum’s Savings and Retirement Plan, 2,205 shares for Mr. Baia, 723 shares for Mr. Krist, 1,968 shares for Mr. Patrick and 3,324 shares for Mr. Rice.

(8)
Includes 408,725 shares that may be acquired within sixty days after September 3, 2002, upon exercise of outstanding options. Also includes 12,748 shares held for the account of officers and directors in Datum’s Savings and Retirement Plan.

(9)	Includes 4,000 shares held in trust for Mr. Hoover’s spouse, as to which he disclaims beneficial ownership.
(10)	Mr. Baia left Datum’s employment on April 26, 2002. Mr. Rice left Datum’s employment on August 2, 2002.

THE MERGER AGREEMENT AND RELATED AGREEMENTS

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement, which is incorporated by reference into this document and attached as Annex A.

Structure of the Merger

Under the merger agreement, a Symmetricom subsidiary will merge with and into Datum with Datum subsequently becoming a wholly-owned subsidiary of Symmetricom.

Timing of Closing

We expect that the closing will occur as soon as practicable, but in any event within two business days after the day on which the last of the conditions set forth in the merger agreement has been satisfied or waived. Upon satisfaction or, to the extent permitted, waiver of all conditions to the merger, Datum and Symmetricom’s subsidiary will file a certificate of merger with the Secretary of State of the State of Delaware, which will become effective at the time it is filed or at the time specified in the merger certificate, which will be the effective time of the merger.

Merger Consideration

The merger agreement provides that each share of Datum common stock outstanding immediately prior to the effective time will, at the effective time, be converted into the right to receive 2.7609 shares of Symmetricom common stock. Any shares of Datum common stock held by Datum as treasury stock will be cancelled without any payment for those shares. Symmetricom will not issue fractional shares. Datum stockholders will receive a cash payment in lieu of any fractional shares which he or she would otherwise receive.

The exchange ratio of 2.7609 is subject to downward adjustment to the extent third party merger expenses of Datum, as estimated by Datum 15 days prior to the date of its special stockholder meeting, exceed $4.9 million. These expenses include Datum’s legal fees, accounting fees, the cost of a directors and officers indemnification insurance policy for a period covering six years after the effective time of the merger, fees of Datum’s financial advisor and other third party fees. These expenses exclude severance or separation payments payable as a result of the merger to Datum employees and any expenses incurred by Datum responding to or defending against any action by a third party which would threaten the consummation of the merger. For example, Datum’s expenses in responding to the government’s antitrust review are not counted towards the $4.9 million.

Datum will not know the relevant estimated merger expenses until it provides certification of its third party expenses 15 days prior to its special stockholder meeting. Datum’s certified estimate of expenses could increase materially depending on the ultimate pricing obtained for the directors and officers liability insurance policy. Datum does not, however, expect its certified estimate of expenses to exceed $4.9 million.

In the event Datum’s relevant merger expenses exceed $4.9 million, the exchange ratio will be reduced to the product obtained by multiplying 2.7609 by the fraction whose denominator is 117,956,820 and whose numerator is equal to the remainder obtained after subtracting from 117,956,820 the amount by which Datum’s certified estimate exceeds $4.9 million.

Treatment of Datum Stock Options and Warrants

At the effective time, each outstanding unexercised option granted by Datum to purchase shares of Datum common stock, whether vested or not vested, shall be deemed assumed by Symmetricom and shall thereafter be deemed to constitute an option to acquire, on the same terms and conditions (including any provisions for acceleration) as were applicable under such Datum stock option prior to the effective time, that number (rounded to the nearest whole number) of shares of Symmetricom common stock determined by multiplying (x) the number of Datum common stock subject to such Datum stock option immediately prior to the effective time by (y) the exchange ratio, at a price per share of Symmetricom common stock (rounded up to the nearest whole cent) equal to (a) the exercise price per share of Datum common stock otherwise purchasable pursuant to such Datum stock option divided by (b) the exchange ratio.

At the effective time, each warrant to purchase securities granted by Datum will be exercisable, as of the effective time, for that number of whole shares of Symmetricom common stock equal to the number of shares of Datum for which the warrant was exercisable, multiplied by the exchange ratio, rounded to the nearest whole number of shares. The new exercise price for the warrant will be equal to dividing the aggregate premerger exercise price of the warrant by the number of shares of Symmetricom common stock for which the warrant is exercisable as of the effective time, rounded to the nearest whole cent.

Exchange of Shares

Symmetricom will appoint an exchange agent to handle the exchange of Datum stock certificates in the merger for Symmetricom common stock and the payment of cash for fractional shares of Symmetricom common stock. Soon after the closing, the exchange agent will send to each holder of Datum capital stock a letter of transmittal for use in the exchange and instructions explaining how to surrender Datum stock certificates to the exchange agent. You should not return certificates with the enclosed proxy card.

Holders of Datum capital stock who surrender their certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Holders of unexchanged shares of Datum capital stock will not be entitled to receive any dividends or other distributions payable by Symmetricom after the closing until their certificates are surrendered.

Symmetricom will not issue any fractional shares in the merger. Holders of Datum common stock will receive a cash payment equal to the amount obtained by multiplying the fractional share that they otherwise would be entitled to receive by the closing price of a share of Symmetricom common stock on the Nasdaq National Market on the date the merger is completed.

Any amounts unclaimed by holders of Datum common stock one year after the merger becomes effective will, to the extent permitted by applicable law, be returned and Datum stockholders will look solely to Symmetricom for any unclaimed amounts. However, Symmetricom will not be liable to Datum stockholders for any merger consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Covenants

Each of Symmetricom and Datum has undertaken certain covenants in the merger agreement. The following summarizes some of the significant covenants.

No Solicitation by Datum

Datum has agreed that it and its subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives will not directly or indirectly take action to initiate, solicit, encourage or otherwise induce an offer for an alternative acquisition transaction of a nature defined in the merger agreement.

Restricted actions include directly or indirectly engaging in discussions or negotiations with any potential bidder and disclosing confidential information or data to a potential bidder. However, Datum or the Datum board of directors are permitted to:

•	make disclosures to Datum stockholders if, in the good faith judgment of the Datum board of directors, failure to do so would be inconsistent with its obligations under applicable law;

•	negotiate with or furnish information in response to an unsolicited bona fide written offer; and

•	recommend a superior offer to Datum stockholders in accordance with the provisions of the merger agreement.

No Solicitation by Symmetricom

Symmetricom has agreed that it and its subsidiaries and their officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives will not directly or indirectly take action to initiate, solicit, encourage or otherwise induce an offer for an alternative acquisition transaction of a nature defined in the merger agreement.

Restricted actions include directly or indirectly engaging in discussions or negotiations with any potential bidder and disclosing confidential information or data to a potential bidder. However, Symmetricom or the Symmetricom board of directors are permitted to:

•	make disclosures to Symmetricom stockholders if, in the good faith judgment of the Symmetricom board of directors, failure to do so would be inconsistent with its obligations under applicable law;

•	negotiate with or furnish information in response to an unsolicited bona fide written offer; and

•	recommend an offer to Symmetricom stockholders in accordance with the provisions of the merger agreement.

Interim Operations of Datum

Datum has undertaken a separate covenant that places restrictions on it and its subsidiaries until either the merger becomes effective or the merger agreement is terminated. In general, Datum and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and in a manner not representing a new strategic direction and to use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Datum has also agreed to some specific restrictions which are subject to exceptions described in the merger agreement. The following table summarizes the more significant of these restrictions undertaken by Datum. Without Symmetricom’s prior written consent, Datum may not:

•	enter into any new material line of business;

•
incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities in connection therewith which do not exceed $1.0 million in the aggregate;

•	declare dividends or any other distributions or redeem, repurchase or otherwise acquire any shares of capital stock except pursuant to purchase rights under certain agreements;

•	split, combine or reclassify capital stock;

•	issue, deliver, sell, pledge or dispose of, or authorize or propose the issuance, delivery, sale, pledge or disposition of, any shares of capital stock;

•	cause changes to be made to charter documents;

•
acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets;

•	enter into any material joint venture, partnership or other similar arrangement;

•	sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any substantial portion of assets other than in the ordinary course of business consistent with past practices;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	except in the ordinary course consistent with past practices and after consultation with Symmetricom, incur any indebtedness for borrowed money or guarantee any such indebtedness of a third party;

•
increase the amount of compensation of, or pay any severance to any director, officer or employee (other than in the ordinary course of business consistent with past practices), or make any increase in, or commitment to increase, or accelerate the payment of any employee benefits, grant any additional Datum stock options (except in the ordinary course of business consistent with past practices), adopt or amend or make any commitment to adopt or amend any employee benefit plan (except in the ordinary course of business consistent with past practices) or fund or make any contribution to any employee benefit plan or any related trust or other funding vehicles;

•	accelerate the vesting of, or the lapsing of restrictions with respect to any Datum stock option, subject to specified exceptions;

•	take any action that would prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
change in any material respect its methods of accounting, change its fiscal year, make any tax election that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Datum, settle any material tax claim or assessment, or surrender any right to claim a material tax refund or to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•
settle or compromise any material suit, action, proceeding or regulatory investigation pending for an amount in excess of $100,000 or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any suit, action, proceeding or regulatory investigation pending, except for such consent decrees, injunctions or restraints that would not individually or in the aggregate have a material adverse effect;

•	transfer or license to any person or otherwise extend, amend or modify any rights to any intellectual property other than in the ordinary course of business consistent with past practices;

•	take any action or omit to take any action for the purpose of preventing, delaying or impeding the consummation of the merger or the other transactions contemplated by the merger agreement; or

•	agree or commit to do any of the foregoing.

Interim Operations of Symmetricom

Symmetricom has undertaken a separate covenant that places restrictions on it and its subsidiaries until either the merger becomes effective or the merger agreement is terminated. In general, Symmetricom and its subsidiaries are required to conduct their business in the ordinary course consistent with past practices and in a manner not representing a new strategic direction and to use their reasonable best efforts to preserve intact their business organizations and relationships with third parties. Symmetricom has also agreed to some specific restrictions which are subject to exceptions described in the merger agreement. The following table summarizes the more significant of these restrictions undertaken by Symmetricom. Without Datum’s prior written consent, Symmetricom may not:

•	enter into any new material line of business;

•
incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities in connection therewith which do not exceed $1.0 million in the aggregate;

•	declare dividends or any other distributions or redeem, repurchase or otherwise acquire any shares of capital stock except pursuant to purchase rights under certain agreements;

•	split, combine or reclassify capital stock;

•	issue, deliver, sell, pledge or dispose of, or authorize or propose the issuance, delivery, sale, pledge or disposition of, any shares of capital stock;

•	cause changes to be made to charter documents;

•
acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets;

•	enter into any material joint venture, partnership or other similar arrangement;

•	sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any substantial portion of assets other than in the ordinary course of business consistent with past practices;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•	except in the ordinary course consistent with past practices incur any indebtedness for borrowed money or guarantee any such indebtedness of a third party;

•
increase the amount of compensation of, or pay any severance to any director, officer or employee (other than in the ordinary course of business consistent with past practices), or make any increase in, or commitment to increase, or accelerate the payment of any employee benefits, grant any additional Symmetricom stock options (except in the ordinary course of business consistent with past practices), adopt or amend or make any commitment to adopt or amend any employee benefit plan (except in the ordinary course of business consistent with past practices) or fund or make any contribution to any employee benefit plan or any related trust or other funding vehicles;

•	accelerate the vesting of, or the lapsing of restrictions with respect to any Symmetricom stock option;

•	take any action that would prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
change in any material respect its methods of accounting, change its fiscal year, make any tax election that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Datum, settle any material tax claim or assessment, or surrender any right to claim a material tax refund or to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•
settle or compromise any material suit, action, proceeding or regulatory investigation pending for an amount in excess of $100,000 or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any suit, action, proceeding or regulatory investigation pending, except for such consent decrees, injunctions or restraints that would not individually or in the aggregate have a material adverse effect;

•	transfer or license to any person or otherwise extend, amend or modify any rights to any intellectual property other than in the ordinary course of business consistent with past practices;

•	take any action or omit to take any action for the purpose of preventing, delaying or impeding the consummation of the merger or the other transactions contemplated by the merger agreement; or

•	agree or commit to do any of the foregoing.

Reasonable Efforts

Symmetricom and Datum have agreed to cooperate with each other and use all commercially reasonable efforts to take all actions and do all things necessary or advisable under the merger agreement and applicable laws to complete the merger and the other transactions contemplated by the merger agreement.

Employee Benefits Matters

Symmetricom has agreed that all employees of Datum and its subsidiaries who continue to be employed by Datum, Symmetricom or any Symmetricom subsidiary after the merger will be eligible to participate in Symmetricom’s health and welfare benefit plans.

Datum has agreed to terminate or freeze its 401(k) plan or merge its 401(k) plan into the Symmetricom 401(k) plan. After the merger Symmetricom will provide comparable benefits to Datum employees as are provided to similarly situated employees of Symmetricom.

Symmetricom has agreed to cause Datum employees who are terminated after the merger to be paid in accordance with Symmetricom’s current general severance policy giving credit for service as an employee of Datum. Symmetricom’s current general severance policy is to pay four weeks’ salary plus one week’s salary for each year or portion thereof of employment.

Indemnification

Symmetricom has agreed that:

•
pursuant to the terms set forth in the merger agreement, for six years after the effective time, Symmetricom agrees that it will indemnify, defend and hold harmless each present and former director and officer of Datum determined as of the effective time, against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time to the extent permitted by applicable law, whether asserted or claimed prior to, or after the effective time of the merger; and

•
pursuant to the terms set forth in the merger agreement, for a period not to exceed six years after the effective time of the merger, Symmetricom shall cause to be maintained in effect the directors and officers liability insurance coverage with respect to claims arising from facts or events which occurred before the effective time of the merger.

Datum has agreed that:

•
pursuant to the terms of set forth in the merger agreement, after the date of the merger agreement, but prior to the effective time of the merger, Datum shall procure and fund continuing directors and officers liability insurance coverage for a period not to exceed six years after the effective time in an amount and upon terms substantially equivalent, but not superior, to such insurance of Datum in effect as of the date of the merger agreement.

Preparation of Proxy Statement

As promptly as practicable following the date of the merger agreement, Symmetricom and Datum shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable proxy materials that shall constitute this proxy statement/prospectus and Symmetricom shall prepare and file with the SEC the Form S-4. Each of Symmetricom and Datum shall use reasonable commercial efforts to have this proxy statement/ prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the merger and the transactions contemplated by the merger agreement.

Stockholder Meeting

Datum shall take all lawful action to call, give notice of, convene and hold a meeting of the stockholders of Datum for the purpose of obtaining approval of the merger and all related transactions, and shall take all lawful action to solicit such stockholder approval. The board of directors of Datum shall recommend the approval of the plan of merger contained in the merger agreement by the stockholders of Datum. Symmetricom shall take all lawful action to call, give notice of, convene and hold a meeting of the stockholders of Symmetricom for the purpose of obtaining the approval of the merger and the issuance of Symmetricom common stock in connection with the merger, and shall take all lawful action to solicit such stockholder approval. The board of directors of Symmetricom shall recommend the approval of the plan of merger contained in the merger agreement by the stockholders of Symmetricom.

Symmetricom Board of Directors

At the effective time the board of directors of Symmetricom shall consist of nine individuals, six of whom shall be designated by Symmetricom prior to the effective time and three of whom shall be designated by Datum and Symmetricom jointly prior to the effective time. On or prior to the closing date, to be effective at the effective time of the merger, Symmetricom shall take all requisite action to appoint Mr. Erik van der Kaay to serve as Chairman of the board of directors of Symmetricom.

Datum Rights Plan

The board of directors of Datum shall take all action to the extent necessary to render the Datum rights plan inapplicable to the merger and the other transactions contemplated by the merger.

Symmetricom Rights Plan

The board of directors of Symmetricom shall take all action to the extent necessary to render the Symmetricom rights agreement inapplicable to the merger and the other transactions contemplated by the merger.

Other Covenants

The merger agreement contains additional mutual covenants of the parties, including Symmetricom’s covenant to prepare and file with the Nasdaq National Market prior to the effective time of the merger any documents that may be required.

Representations and Warranties

Both Symmetricom and Datum made a number of representations and warranties in the merger agreement regarding aspects of Symmetricom and Datum’s respective business, financial condition, structure and other facts pertinent to the merger.

Datum Representations and Warranties

The merger agreement contains various customary representations and warranties of Datum relating to:

•	organization and qualification to do business as a foreign corporation;

•	corporate authorization to enter into the transactions contemplated by the merger agreement;

•	the governmental approvals required in connection with the contemplated transactions;

•	absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;

•	subsidiaries;

•	capitalization;

•	filings with the SEC;

•	financial statements;

•	absence of material changes since a specified date;

•	absence of material liabilities;

•	accuracy of information provided for inclusion in this proxy statement/prospectus;

•	litigation;

•	absence of finders’ or advisors’ fees except as indicated in the merger agreement;

•	taxes;

•	employees and employee benefit plans;

•	compliance with laws;

•	environmental matters;

•	labor matters;

•	proprietary rights;

•	title to property;

•	leaseholds;

•	management payments;

•	insurance;

•	absence of misleading statements;

•	opinion of financial advisor;

•	takeover status; and

•	transactions with affiliates.

Symmetricom Representations and Warranties

The merger agreement contains various customary representations and warranties of Symmetricom relating to:

•	organization and qualification to do business as a foreign corporation;

•	corporate authorization to enter into the transactions contemplated by the merger agreement;

•	the governmental approvals required in connection with the contemplated transactions;

•	the stockholder votes and governmental approvals required in connection with the contemplated transactions;

•	absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transactions;

•	capitalization;

•	subsidiaries;

•	filings with the SEC;

•	title to property;

•	financial statements;

•	accuracy of information provided for inclusion in this proxy statement/prospectus;

•	absence of finders’ or advisors’ fees except as indicated in the merger agreement;

•	absence of material changes since a specified date;

•	rights agreement;

•	litigation;

•	taxes;

•	labor matters involving Symmetricom or its subsidiaries;

•	intellectual property owned or licensed by Symmetricom;

•	absence of misleading statements; and

•	compliance with laws.

The representations and warranties in the merger agreement do not survive the closing or termination of the merger agreement.

Conditions to the Completion of the Merger

The obligations of Symmetricom and Datum to complete the merger are subject to the satisfaction or, to the extent legally permissible, waiver of certain conditions, including:

•	approval by the Datum stockholders of the merger and the merger agreement;

•	approval by the Symmetricom stockholders of the issuance of Symmetricom common stock in connection with the merger;

•	absence of any legal prohibition on completion of the merger;

•
the waiting period applicable to the merger under the HSR Act shall have been terminated or shall have expired, and all other required approvals, applications or notices with governmental entities shall have been obtained;

•	Symmetricom’s registration statement on Form S-4, which includes this proxy statement/prospectus, being declared effective and not subject to any stop order by the SEC;

•	approval for the listing on the Nasdaq National Market of the shares of Symmetricom common stock to be issued in the merger, if required;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to closing;

•	accuracy as of closing of the representations and warranties made by the other party to the extent specified in the merger agreement;

•	absence of a material adverse effect or any reasonable likelihood of a material adverse effect on Symmetricom or Datum during the period from May 22, 2002 until closing;

•	receipt of all required approvals and third party consents listed on a certain schedule to the merger agreement;

•	all support agreements and lock-up agreements required to be executed and delivered by the directors and executive officers of Datum and Symmetricom shall have been executed and delivered;

•	Datum shall have taken all necessary steps with respect to terminating, amending or modifying its 401(k) Plan;

•	the written resignations of all of the officers and directors of Datum shall have been delivered to Symmetricom;

•	no more than 25% of certain key employees shall have ceased to be employed with Datum or declined to accept employment with Symmetricom;

•
there shall not be pending any suit, proceeding or investigation that challenges or seeks to restrain or prohibit the merger, relates to the merger and seeks to obtain any damages from Symmetricom, seeks to prohibit or limit the ability to vote, receive dividends with respect to the stock of the surviving corporation, or that could have a material adverse effect on Datum or Symmetricom;

•	Datum shall have procured continuing officers and directors liability insurance coverage;

•	Datum shall have taken all action required with regard to Datum’s rights plan;

•	effective upon the merger’s closing, the board of directors of Symmetricom shall have been increased from six to nine directors and Erik van der Kaay shall have been elected its chairman;

•	Datum shall have received an opinion of its counsel or of other counsel selected by Symmetricom and reasonably acceptable to Datum that the merger will qualify as a tax-free reorganization; and

•	Symmetricom shall have taken all action required with regard to Symmetricom’s rights plan.

Termination of the Merger Agreement

Right to Terminate

The merger agreement may be terminated at any time prior to the closing in any of the following ways:

(a)    by mutual written consent of Symmetricom and Datum;

(b)    by either Symmetricom or Datum if the merger has not been completed by November 30, 2002;

(c)    by either Symmetricom or Datum if Datum stockholders or Symmetricom stockholders fail to approve the merger;

(d)    by either Symmetricom or Datum if a court or government body in the United States issues a final non-appealable order or decree, other than a temporary restraining order, enjoining or otherwise prohibiting the merger, if the party seeking to terminate on this basis took all commercially reasonably efforts to avoid or lift such order or decree;

(e)    by Symmetricom if the Datum board of directors fails to recommend the merger or withdraws or modifies in a manner adverse to Symmetricom its approval or recommendation of the merger, recommends a superior offer or a tender or exchange offer relating to securities of Datum have been commenced and the Datum board of directors has not recommended the rejection of such tender or exchange offer pursuant to the terms of the merger agreement;

(f)    by Datum if its board of directors authorizes Datum to enter into an agreement for a superior proposal;

(g)    by Datum if the Symmetricom board of directors fails to recommend the merger or withdraws or modifies in a manner adverse to Datum its approval or recommendation of the merger, recommends an acquisition proposal or a tender or exchange offer relating to securities of Symmetricom have been commenced and the Symmetricom board of directors has not recommended the rejection of such tender or exchange offer pursuant to the terms of the merger agreement; or

(h)    by Symmetricom or Datum if the other party has breached its representations, warranties, covenants or obligations under the merger agreement, which breach would result in the failure to satisfy certain specified closing conditions and such breach shall be incapable of being cured, or, if capable of being cured, shall not have been cured within 30 days after written notice thereof was received.

A “superior proposal” is an unsolicited proposal for the acquisition of the majority of Datum’s outstanding common stock that the Datum board of directors determines in good faith to be more favorable to Datum stockholders than the terms of the merger agreement and from a financially capable acquirer.

Neither Symmetricom nor Datum can terminate the merger agreement for the reasons described in paragraph (b) above if its failure to fulfill in any material respect its obligations under the merger agreement has resulted in the failure to complete the merger.

If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any party unless such party is in willful breach. The provisions of the merger agreement relating to expenses and termination fees, as well as the confidentiality agreement entered into between Symmetricom and Datum, will, however, continue in effect notwithstanding termination of the merger agreement. In the event of a willful and material breach of the merger agreement by Symmetricom or Datum, such party will be liable for all resulting liabilities or damages up to the amount equal to the sum of (a) the termination fee of $4,128,488.70, and (b) the non-breaching party’s legal, accounting and financial advisory fees and expenses, whether payable in cash or securities, incurred by such party in connection with the negotiation and effectuation of all terms and conditions of the merger agreement and the transactions contemplated thereby.

In addition, if the merger agreement is validly terminated Symmetricom shall not, for a period of twenty-four months, acquire or make an offer to acquire any equity securities of Datum, except as a topping offer to a superior proposal by a third party.

Termination Fees Payable by Datum

Datum has agreed to pay Symmetricom a cash amount equal to the termination fee in any of the following circumstances:

•	Symmetricom terminates the merger agreement as described in paragraph (e) under “Right to Terminate” above; or

•	Datum terminates the merger agreement as described in paragraph (f) under “Right to Terminate” above.

Termination Fees Payable by Symmetricom

Symmetricom has agreed to pay to Datum a cash amount equal to the termination fee if Datum terminates the merger agreements as described in paragraph (g) under “Right to Terminate” above.

Expenses

Except as described above, all costs and expenses incurred in connection with the merger agreement and related transactions will be paid by the party incurring such costs or expenses.

Amendments and Waivers

Any provision of the merger agreement may be amended or waived prior to closing if the amendment or waiver is in writing and signed, in the case of an amendment, by Datum, Symmetricom and the merger subsidiary or, in the case of a waiver, by the party against whom the waiver is to be effective. After the approval of the merger agreement by the stockholders of Datum, no amendment or waiver shall change the amount or kind of merger consideration or any term of Datum’s certificate of incorporation or otherwise adversely affect the Datum stockholders without the further approval of such stockholders.

Support Agreements

Datum:

In order to induce Symmetricom to enter into the merger agreement, and as a condition to Symmetricom’s obligation to close the merger, each of Datum’s directors and officers have entered into a support agreement with Symmetricom. As of September 3, 2002, Datum’s officers and directors beneficially owned in aggregate 267,005 shares of Datum common stock, or approximately 4.2% of Datum’s outstanding common stock. The following description of the support agreement is a summary of certain of its provisions. This summary does not purport to describe all the terms of the support agreement. The complete text of the form of support agreement is attached as exhibit A-2 to the merger agreement attached at Annex A. We urge you to read the entire support agreement.

Pursuant to the terms of the support agreement, Datum’s officers and directors are required to vote their respective beneficially owned shares in favor of the approval of the merger agreement and the merger, in favor of any matter that could reasonably be expected to facilitate the merger, and against any matter that could reasonably be expected to hinder or delay the closing of the merger. The support agreement contains customary representations and warranties.

Symmetricom:

In order to induce Datum to enter into the merger agreement, and as a condition to Datum’s obligation to close the merger, each of Symmetricom’s directors and officers have entered into a support agreement with Datum. As of August 28, 2002, Symmetricom’s officers and directors beneficially owned in aggregate 116,779 shares of Symmetricom common stock, excluding exercisable and unexercisable options, or approximately 0.5% of Symmetricom’s outstanding common stock. The following description of the support agreement is a summary of certain of its provisions. This summary does not purport to describe all the terms of the support agreement. The complete text of the form of support agreement is attached as exhibit A-1 to the merger agreement attached at Annex A. We urge you to read the entire support agreement.

Pursuant to the terms of the support agreement, Symmetricom’s officers and directors are required to vote their respective beneficially owned shares in favor of the approval of the merger agreement and the merger, in favor of any matter that could reasonably be expected to facilitate the merger, and against any matter that could reasonably be expected to hinder or delay the closing of the merger. The support agreement contains customary representations and warranties.

Lockup Agreement

In order to induce Symmetricom to enter into the merger agreement, and as a condition to Symmetricom’s obligation to close the merger, all executive officers or directors of Datum who will continue to serve after the merger as either an officer or director of Symmetricom or Datum have entered into a lock-up agreement with Symmetricom restricting their ability to sell shares of Symmetricom stock to be acquired in the merger during the period immediately following the merger’s closing. All executive officers and directors of Symmetricom have also entered into lock-up agreements with Symmetricom restricting their ability to sell shares of Symmetricom stock held at the time of the merger during the period immediately following the merger. This summary does not purport to describe all terms of the lock-up agreement. The complete text of the form of lockup agreement is attached as exhibit B to the merger agreement attached at Annex A which forms a part of this proxy statement/prospectus. We urge you to read the entire lock-up agreement.

Pursuant to the terms of the lock-up agreement, the officers and directors of Symmetricom and Datum are generally prohibited from selling, transferring or otherwise disposing of shares of Symmetricom common stock held at the time of, or to be acquired in, the merger, subject to certain exceptions, until such shares are released for sale as provided by the lock-up agreement. Beginning 180 days after the merger becomes effective, and each 30 day period thereafter, 10% of the Symmetricom shares to be acquired by each officer or director in the merger will be released for transfer on a cumulative basis. All shares not previously released become released from restrictions imposed by the lock-up agreement 360 days after the merger becomes effective.

Affiliate Agreement

In order to induce Symmetricom to enter into the merger agreement, and as a condition to Symmetricom’s obligation to close the merger, each of those persons who may be deemed to be “affiliates” of Datum within the meaning of Rule 145 promulgated under the Securities Act shall deliver an affiliate agreement to Symmetricom.

The following description of the affiliate agreement is a summary of certain of its provisions. This summary does not purport to describe all the terms of the affiliate agreement. The complete text of the form of affiliate agreement is attached as exhibit C to the merger agreement attached at Annex A. We urge you to read the entire affiliate agreement.

Pursuant to the terms of the affiliate agreement, the affiliates make certain representations and warranties regarding, among other things, their review of the merger agreement, their ownership of their shares of Datum common stock, including options and warrants held by such affiliates, and restrictions on transfer of Datum common stock.

INFORMATION ABOUT THE MEETINGS AND VOTING

Symmetricom’s board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Symmetricom common stock for use at its 2002 annual meeting. Datum’s board of directors is also using this joint proxy statement/prospectus to solicit proxies from the holders of Datum common stock for use at its special meeting. We are first mailing this joint proxy statement/prospectus and accompanying form of proxy to Symmetricom and Datum stockholders on or about September 24, 2002.

Matters Relating to the Meetings

	Symmetricom Annual Meeting	Datum Special Meeting
Time & Place:	October 29, 2002, 10:00 a.m. Symmetricom Offices 2300 Orchard Parkway San Jose, California	October 29, 2002, 10:00 a.m. Datum Offices 9975 Toledo Way Irvine, California

Purpose:
•  Vote on the proposed issuance of shares of Symmetricom common stock to stockholders of Datum Inc. in connection with the merger between Datum and a wholly owned subsidiary of Symmetricom;
•   Ratify and approve the appointment of Deloitte & Touche LLP as Symmetricom’s independent auditors for fiscal year 2003;
•   Elect nominees to Symmetricom’s Board; and
•   Transact such other business as may properly come before the meeting or any and all postponements or adjournments thereof.
• Vote on the approval and adoption of the Agreement and Plan of Merger, dated May 22, 2002, by and among Datum, Symmetricom, Inc. and a wholly-owned subsidiary of Symmetricom.

Record Date:	Stockholders of record on September 17, 2002, or their duly authorized proxies, may vote at the annual meeting or any adjournment or postponement of the annual meeting.	Stockholders of record on September 17, 2002, or their duly authorized proxies, may vote at the special meeting or any adjournment or postponement of the special meeting.

Outstanding Shares on Record Date:	As of August 28, 2002, there were 22,043,894 shares of Symmetricom common stock outstanding.	As of September 3, 2002 there were 6,299,151 shares of Datum common stock outstanding.

Shares entitled to vote:
Shares of Symmetricom common stock held at the close of business on the record date, September 17, 2002, are entitled to vote at the annual meeting. Each share of Symmetricom common stock that you own entitles you to one vote. Shares held by Symmetricom in its treasury, if any, are not voted.

Shares of Datum common stock held at the close of business on the record date, September 17, 2002, are entitled to vote at the special meeting. Each share of Datum common stock that you own entitles you to one vote. Shares held by Datum in its treasury, if any, are not voted.

	Symmetricom Annual Meeting	Datum Special Meeting

Quorum Requirements:
A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing a majority of the votes of the Symmetricom common stock entitled to vote at the meeting is a quorum. Abstentions and broker “non-votes” count as present for establishing a quorum. Any shares held by Symmetricom in its treasury do not count toward a quorum. A broker “non-vote” occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing a majority of the votes of the Datum common stock entitled to vote at the meeting is a quorum. Abstentions and broker “non-votes” count as present for establishing a quorum. Any shares held by Datum in its treasury do not count toward a quorum. A broker “non-vote” occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve the Symmetricom and Datum Proposals

Symmetricom

Approval of the Issuance of Shares

Approval of the common stock issuance requires the affirmative vote of a majority of the votes cast by holders of Symmetricom stock, provided that the number of votes cast for or against the common stock issuance represents at least a majority of Symmetricom’s outstanding shares. Withheld votes, broker “non-votes” and abstentions will have no effect on the approval of the common stock issuance, other than for the purposes of determining a quorum.

As of August 28, 2002, the directors and executive officers of Symmetricom beneficially owned approximately 116,779 shares of Symmetricom common stock, excluding exercisable and unexercisable options, representing in the aggregate approximately 0.5% of the outstanding shares of Symmetricom common stock entitled to vote at the meeting. In connection with the merger agreement, each Symmetricom executive officer and director has entered into a support agreement with Datum in the form attached to the merger agreement whereby he or she is contractually committed to vote his or her shares of Symmetricom common stock in favor of the the issuance of Symmetricom common stock in connection with the merger.

Approval of Independent Auditors

Although not required to be submitted for shareholder approval, the Board of Directors has conditioned its appointment of its independent auditors upon receiving the affirmative vote of a majority of the shares represented, in person or by proxy, and voting at the Annual Meeting. In the event the stockholders do not approve the selection of Deloitte & Touche LLP, the appointment of independent auditors will be reconsidered by the Board of Directors.

Approval of Nominees to the Board of Directors

The candidate receiving the highest number of affirmative votes of shares entitled to vote for them, up to the number of directors to be elected, shall be elected to Symmetricom’s board of directors. Withheld votes, broker “non-votes” and abstentions will have no effect on the election of directors, other than for the purposes of determining a quorum.

Datum

Approval and Adoption of the Agreement and Plan of Merger

Approval and adoption of the merger agreement requires the affirmative vote of holders of a majority of Datum’s outstanding shares. As of September 3, 2002, the directors and executive officers of Datum beneficially owned approximately 267,005 shares of Datum common stock, representing in the aggregate approximately 4.2% of the outstanding shares of Datum common stock entitled to vote at the meeting. In connection with the merger agreement, each Datum executive officer and director has entered into a support agreement with Symmetricom in the form attached to the merger agreement whereby he or she is contractually committed to vote his or her shares of Datum common stock in favor of the approval and adoption of the merger agreement and the merger.

Voting

Voting Your Proxy

You may vote in person at your meeting or by proxy. We recommend you vote by proxy even if you plan to attend your meeting. You can always change your vote at the meeting.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

How to Vote by Proxy

If you hold shares through a broker or other custodian, please check the voting form used by that firm to see if it offers telephone or internet voting. Applicable laws authorize the use of telephonic transmission and electronic transmission, such as transmission over the internet, to grant a proxy.

If you submit your proxy but do not make specific choices, your proxy will follow the board’s recommendations including, if you are a Symmetricom stockholders a vote “FOR” the issuance of shares, the nominees to the board of directors and the appointment of independent auditors, and if you are a Datum stockholder, a vote “FOR” the approval of the merger and the merger agreement.

Revoking Your Proxy

You may revoke your proxy before it is voted by:

•	submitting a new proxy with a later date;

•	notifying your company’s transfer agent in writing before the meeting that you have revoked your proxy, or

•	voting in person at the meeting.

Voting in person

If you plan to attend the meeting and wish to vote in person, we will give you a ballot at the meeting. If your shares are held in the name of your broker, bank or other nominee, your broker will contact you regarding the procedures necessary to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not tell your broker how to vote, your shares will not be voted.

Proxy solicitation

Each of Symmetricom and Datum will pay its own cost of soliciting proxies. Symmetricom is paying Georgeson Shareholders Communications Inc. a base fee of $12,000.00 plus their reasonable out-of-pocket expenses and a supplemental fee of $5.00 for each stockholder call completed to help with the solicitation. Datum is paying Mellon Investor Services a fee of $8,500.00 plus their reasonable out-of-pocket expenses and a supplemental fee of $5.25 for each stockholder call completed to help with the solicitation.

In addition to this mailing, Symmetricom and Datum employees may solicit proxies personally, electronically or by telephone.

The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should send in your proxy by mail without delay. Symmetricom and Datum also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

Do not send in any stock certificates with your proxy card. The exchange agent will mail transmittal forms with instructions for the surrender of Datum common stock certificates to former Datum stockholders as soon as practicable after the completion of the merger.

Other Business; Adjournments

Under the laws of Delaware, where Symmetricom and Datum are incorporated, no business other than procedural matters may be raised at the stockholder meetings, unless proper notice to the stockholders has been given.

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time without further notice other than by an announcement made at the meeting.

Additional Information Concerning the 2002 Annual Meeting of Symmetricom Stockholders

THE INFORMATION AND INSTRUCTIONS CONTAINED IN THIS SECTION ARE ADDRESSED TO SYMMETRICOM STOCKHOLDERS. Under this section entitled “Additional Information Concerning Annual Meeting of Symmetricom Stockholders” the use of the terms “we,” “us,” “our” and “the company” refers to Symmetricom, Inc.

Appointment of Independent Auditors (Proposal Number 2 on Proxy Card)

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, “Deloitte”) have been the independent auditors for Symmetricom since 1976 and, upon recommendation of the Audit Committee of the Board of Directors, their reappointment as independent auditors for the 2003 fiscal year has been approved by the Board of Directors, subject to ratification by the stockholders.

Symmetricom has been advised that a representative of Deloitte will be present at the Annual Meeting, will be available to respond to appropriate questions, and will be given an opportunity to make a statement if he or she so desires.

The following table sets forth the aggregate fees billed or to be billed by Deloitte for the following services during fiscal 2002:

Description of Services	Fees
Audit fees (1)	$289,000
Financial information system design and implementation fees (2)	$—
All other fees including audit related fees of $98,000 (3)	$536,000	(4)

Total	$825,000

(1)
Audit Fees: represents the aggregate fees billed or to be billed for professional services rendered for the audit of our 2002 annual financial statements and for the review of the financial statements included in our quarterly reports during such period.

(2)
Financial Information System Design and Implementation Fees: represents the aggregate fees billed for operating or supervising the operation of our information system or managing our local area network and/or designing or implementing a hardware or software system that aggregates data or generates information that is significant to the generation of our financial statements.

(3)
Other Fees: represents the aggregate fees billed in fiscal 2002 for services other than audit and other than financial information system design and implementation including, for example, audit related fees, fees for tax services and registration. Audit related fees include fees for consents and other SEC registration statements, and statutory audits.

(4)	The audit committee has determined that the provision of these services is compatible with maintaining Deloitte’s independence.

Vote Required; Recommendation of the Board of Directors

Although not required to be submitted for stockholder approval, the Board of Directors has conditioned its appointment of its independent auditors upon receiving the affirmative vote of a majority of the shares represented, in person or by proxy, and voting at the Annual Meeting. In the event the stockholders do not approve the selection of Deloitte & Touche LLP, the appointment of independent auditors will be reconsidered by the Board of Directors.

THE BOARD OF DIRECTORS OF SYMMETRICOM UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2003 FISCAL YEAR.

Election of Directors (Item Number 3 on Proxy Card)

Nominees

A board of six directors is to be elected at the annual meeting. The bylaws of Symmetricom presently provide for a board to set the number of directors, and the number of directors is presently set at six. Unless otherwise instructed, the proxy holders will vote the proxies received by them for management’s six nominees named below, all of whom are presently directors of Symmetricom. The six nominees receiving the highest number of affirmative votes of the shares entitled to be voted will be elected as directors of Symmetricom. In the event that any nominee of Symmetricom is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for any nominee who shall be designated by the present board to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next annual meeting or until his successor has been elected and qualified.

The names of the nominees, and certain information about them, are set forth below:

Name	Age	Director Since	Principal Occupation or Employment
Nominees
Richard W. Oliver (1)	56	1997	Chairman of the Board of Symmetricom; Chief Executive Officer of American Graduate School of Management and Professor of Management, Vanderbilt University
Thomas W. Steipp (1)	53	1998	Chief Executive Officer and President of Symmetricom
Robert T. Clarkson (1)(2)(3)	48	2000	Independent consultant and investor
Robert M. Neumeister (2)(3)	52	1998	Chief Financial Officer of Myriad Proteomics, Inc.
Krish A. Prabhu (3)	48	1998	Venture Partner, Morganthaler Ventures
Richard N. Snyder (2)	57	1999	Chairman and Chief Executive Officer of Forgent Corporation

(1)	Member of the Nominating and Governance Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Stock Option and Compensation Committee.

Dr. Oliver has been Chairman of the Board of Symmetricom since June 1998, and has been Chief Executive Officer of American Graduate School of Management since June 2000 and a Professor of Management at the Owen Graduate School of Management, Vanderbilt University, since September 1992. Dr. Oliver is also a director of Applied Innovation, Inc., a manufacturer of data communication equipment in the telephone industry, as well as several private companies.

Mr. Steipp has served as Chief Executive Officer of Symmetricom since October 1999. Mr. Steipp served as Chief Executive Officer and Chief Financial Officer of the Company from December 1998 to October 1999. Mr. Steipp served as President and Chief Operating Officer, Telecom Solutions, a division of the Company, from March 1998 to December 1998. Prior to joining the Company, from February 1996 to February 1998, Mr. Steipp served as Vice President and General Manager of Broadband Data Networks, a division of Scientific-Atlanta.

Mr. Clarkson is an independent consultant and investor. From March 2000 until September 2000, Mr. Clarkson served as Chief Operating Officer of MarchFIRST, a professional services company. From December 1998 to February 2000. Mr. Clarkson served in various executive positions with US Web/CKS, a professional services company that was a predecessor to MarchFIRST, the most recent being Chief Operating Officer. From February 1997 to December 1998 Mr. Clarkson served as Executive Vice President with CKS Group, a predecessor of US Web/CKS and MarchFIRST. For the fourteen years prior to joining CKS Group, Mr. Clarkson practiced law as an associate and partner at the law firm of Wilson, Sonsini, Goodrich and Rosati.

Mr. Neumeister has served as Chief Financial Officer of Myriad Proteomics, Inc., a biotechnology company, since October 2001. Prior to his current position, he was Executive Vice President and Chief Financial Officer of Aerie Networks, Inc. a telecommunications company. From December 1998 to December 1999, Mr. Neumeister was Vice President, Finance and Director of Finance of Intel Corporation, a semiconductor manufacturer. From September 1995 to November 1998, Mr. Neumeister served as Chief Financial Officer of Sprint PCS, a telecommunications company. Mr. Neumeister is currently a member of the Board of Directors of VA Software Corporation.

Dr. Prabhu is currently a venture partner with Morgenthaler Ventures. He served as Chief Operating Officer and Executive Vice President of Alcatel Telecom, a division of Alcatel, a telecommunications company, since

August 1999 and March 1997, respectively, and as President and Chief Executive Officer of Alcatel USA, a division of Alcatel, since 1997.

Mr. Snyder is currently Chairman and Chief Executive Officer of Forgent Corporation, which is a software company that manages video over enterprise networks. Mr. Snyder has been Chairman since March 2000 and became CEO in June 2001. Prior to June 2001, Mr. Snyder was President and CEO of Corum Cove Consulting LLC, a consulting company that provided assistance to early stage technology companies.

Vote Required; Recommendation of Board of Directors

The candidates receiving the highest number of affirmative votes of shares entitled to vote for them, up to the number of directors to be elected, shall be elected. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no legal effect under Delaware law.

THE BOARD OF DIRECTORS OF SYMMETRICOM RECOMMENDS A VOTE FOR THE NOMINEES SET FORTH HEREIN.

Other Matters

Symmetricom knows of no other business that will be presented at its 2002 annual meeting. However, if any other matters properly come before the annual meeting, it is intended that proxies in the enclosed form will be voted in accordance with the judgement of the persons voting the proxies.

Board Meetings and Committees

The board of directors of Symmetricom held twelve meetings during the fiscal year ended June 30, 2002. All directors attended at least 75% of the aggregate number of meetings of the board of directors and of the committees on which such directors serve.

Stock Option and Compensation Committee

Number of Members:	Three
Members:	Robert T. Clarkson
Robert M. Neumeister
Krish A. Prabhu
Number of Meetings:	One
Functions:	The stock option and compensation committee recommends executive compensation arrangements for action by the board as a whole, and administers Symmetricom’s stock option plans.
Nominating and Governance Committee
Number of Members:	Three
Members:	Richard W. Oliver
Thomas W. Steipp
Robert T. Clarkson
Number of Meetings:	None
Functions:
The nominating and governance committee assists the board as a whole, reviews candidates for service on the board, recommends director compensation and, when appropriate, institutes a process to formally evaluate the board as a whole and the chief executive officer.

Audit Committee
Number of Members:	Three
Members:	Robert T. Clarkson
Robert M. Neumeister
Richard N. Snyder
Number of Meetings:	Five
Functions:	The audit committee monitors the performance of Symmetricom’s internal financial and accounting organization and financial reporting.

Director Compensation

Under the terms of the 1999 Director Stock Option Plan, as amended, each Symmetricom non-employee director automatically receives (i) a nonstatutory stock option to purchase 10,000 shares of Symmetricom’s common stock on the date on which such person first becomes an outside director, and (ii) on January 1 of each year, either a nonstatutory stock option to purchase 10,000 shares of Symmetricom’s common stock, or a pro rata share of the 10,000 shares based on the time period between the director’s start date and January 1 as a percentage of twelve months. The non-employee chairman of the board is presently paid $15,000 per quarter and $500 for each teleconference board meeting attended. If the merger with Datum is completed, Mr. van der Kaay, as the non-employee chairman of the board, will be paid $200,000 annually. Non-employee directors of Symmetricom are paid $2,500 for each board meeting attended in person, $500 for each teleconference board meeting attended, and $250 for each committee meeting attended, unless such committee meets on the same day as an in-person board meeting, in which case no additional payment is made for the committee meeting. Symmetricom also reimburses its directors for certain expenses incurred by them in their capacity as directors or in connection with attendance at Board meetings.

Symmetricom sponsors a deferred compensation plan under which non-employee directors may elect to defer a portion of their current compensation on a pre-tax basis, and to have such deferred compensation and any accrued earnings distributed to them at a future date. Symmetricom may also make discretionary contributions to the accounts of one or more of the plan’s participants. To date, Symmetricom has not made such discretionary contributions.

Compensation Committee Interlocks and Insider Participation

The stock option and compensation committee of Symmetricom’s board of directors, or the compensation committee, is currently composed of non-employee directors Robert T. Clarkson, Robert M. Neumeister and Krish A. Prabhu. No interlocking relationship exists between Symmetricom’s board of directors or the compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of Symmetricom common stock as of August 28, 2002 by:

•	each person who is known by Symmetricom to own beneficially more than 5% of its common stock;

•	each of Symmetricom’s directors;

•
Symmetricom’s chief executive officer and the three other most highly compensated executive officers, other than the chief executive officer, whose salary and bonus exceeded $100,000 in fiscal 2002; and

•	all directors and executive officers of Symmetricom as a group.

Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Unless otherwise noted below, the address of each beneficial owner is c/o Symmetricom, Inc., 2300 Orchard Parkway, San Jose, California, 95131. The percentage of common stock beneficially owned is based on 22,043,894 shares outstanding as of August 28, 2002. In addition, shares issuable pursuant to options which may be exercised within 60 days of August 28, 2002 have been treated as issued and outstanding in calculating the percentage ownership of the stockholders holding to options or warrants and are not treated as issued and outstanding for purposes of calculating the beneficial ownership of any other persons.

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Approximate Percent Owned
Dimensional Fund Advisors Inc. (2) 1055 Washington Blvd. Stamford, CT 06901	1,497,100	6.76
Thomas W. Steipp (3)	577,314	2.6
Frederick B. Stroupe (4)	161,716	*
Dale A. Pelletier (5)	122,714	*
William Slater (6)	93,050	*
Richard W. Oliver (7)	50,350	*
Robert T. Clarkson (8)	55,000	*
Robert M. Neumeister (9)	26,500	*
Krish A. Prabhu (10)	25,000	*
Richard N. Snyder (11)	25,000	*
All current directors and executive officers as a group (9 persons)	1,136,704	4.9

*	Less than one percent (1%)
(1)
To Symmetricom’s knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws when applicable and information contained in the notes to this table.

(2)
Based solely upon information received from Dimensional Fund Advisors Inc., or Dimensional. Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. These investment companies and investment vehicles own 1,497,100 shares, and Dimensional disclaims beneficial ownership of such securities.

(3)	Includes 544,252 shares subject to options exercisable within 60 days of August 28, 2002
(4)	Includes 155,431 shares subject to options exercisable within 60 days of August 28, 2002
(5)	Includes 101,492 shares subject to options exercisable within 60 days of August 28, 2002.
(6)	Includes 88,750 shares subject to options exercisable within 60 days of August 28, 2002.
(7)	Includes 45,000 shares subject to options exercisable within 60 days of August 28, 2002.
(8)	Includes 10,000 shares subject to options exercisable within 60 days of August 28, 2002.
(9)	Includes 25,000 shares subject to options exercisable within 60 days of August 28, 2002.
(10)	Includes 25,000 shares subject to options exercisable within 60 days of August 28, 2002.
(11)	Includes 25,000 shares subject to options exercisable within 60 days of August 28, 2002.

Report of the Audit Committee of the Board of Directors

The following is the report of the Audit Committee with respect to the Company's audited financial statements for the fiscal year ended June 30, 2002, which include the consolidated balance sheets of the Company as of June 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years for the period ended June 30, 2002, 2001 and 2000 and the notes thereto. The Audit Committee operates under a written charter adopted by the Board of Directors. The Audit Committee periodically reviews and reassesses the adequacy of such charter.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors and is responsible for providing independent, objective oversight of the Company's accounting functions and internal controls. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the Company's audited financial statements with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee discussed with Deloitte and Touche LLP, the Company's independent auditors, the matters deemed significant by the auditors, including those required by Statement of Auditing Standards No. 61 (Codification of Statements on Accounting Standards), as amended. The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of audited financial statements with generally accepted accounting principles in the United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discussed with the independent auditors the overall scope and plans for their audits. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2002 for filing with the Securities and Exchange Commission. The Audit Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

By the Members of the Audit Committee

Robert T. Clarkson
Robert M. Neumesiter
Richard N. Snyder

COMPARISON OF STOCKHOLDER RIGHTS

Both Symmetricom and Datum are Delaware corporations and are governed by Delaware law. In addition, the rights of Datum stockholders are currently governed by the Datum certificate of incorporation, as amended, and the Datum amended and restated bylaws. The rights of the Symmetricom stockholders are governed by the Symmetricom amended and restated certificate of incorporation and the Symmetricom bylaws. After the effective time of the merger, the rights of holders of Datum capital stock who become holders of Symmetricom common stock will be governed by the Symmetricom amended and restated certificate of incorporation, the Symmetricom bylaws and Delaware law. In most respects, the rights of holders of Datum capital stock are similar to the rights of holders of Symmetricom common stock. The following is a summary of the material differences between the current rights of Datum stockholders and the rights those stockholders will have as Symmetricom stockholders following the merger.

The summary contained in the following chart is not intended to be complete and is qualified by reference to Delaware law, the Datum certificate of incorporation, the Datum bylaws, the Symmetricom restated certificate of incorporation and the Symmetricom bylaws.

	Datum Stockholder Rights	Symmetricom Stockholder Rights
Authorized Capital Stock:	The authorized capital stock of Datum consists of 11 million shares, of which 1 million shares constitute authorized preferred stock and 10 million shares constitute authorized common stock.	The authorized capital stock of Symmetricom is set forth under the “Description of Symmetricom Capital Stock” on page 115.

Number of Directors:
Datum’s bylaws provide that the number of directors must be at least five but no more than eight, with the exact number to be determined by the Datum board. Datum’s board currently consists of seven directors.

Symmetricom’s bylaws provide that the number of directors shall initially be six, and thereafter may be determined by the Symmetricom board. Symmetricom’s board currently consists of six directors. After the merger is completed, Symmetricom will have nine directors.

Classification of Board of Directors:	Datum’s board is divided into three classes as nearly equal in number as possible, with each class serving a staggered three year term.	Symmetricom does not have a classified board. Symmetricom’s bylaws require that all directors be elected at each annual meeting or a special meeting of stockholders for a term of one year.

Stockholder Rights Plan:
Datum has a stockholder rights plan.

Datum’s stockholder rights plan does not permit redemption of rights after there is an acquiring person.

Datum has warranted that it has taken all action necessary to ensure that the merger agreement and the related transactions and agreements will not result in Symmetricom being deemed an “acquiring person” or cause a “triggering event” or “distribution date” to occur under the Datum stockholder rights plan.
Symmetricom’s stockholder rights plan is described under “Stockholder Rights Plan” on page 117.

	Datum Stockholder Rights	Symmetricom Stockholder Rights
Stockholder Proposals and Nominations:
Datum’s bylaws contain advance notice provisions applicable to stockholder proposals and nominations. In order to bring business before a Datum annual meeting, a stockholder must deliver written notice thereof to Datum generally not less than 60 days nor more than 90 days before the first anniversary of the preceding year’s annual meeting. However, if the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary, Datum must receive the stockholders’ proposals or nominations not earlier than the 90th day before the annual meeting and not later than the close of business of the later of the 60th day prior to the annual meeting or the 10th day after mailed notice of the annual meeting or public disclosure of the meeting date, whichever is earlier.

Symmetricom’s bylaws contain advance notice provisions applicable to stockholder proposals and nominations. In order to bring business before a Symmetricom annual meeting, a stockholder must deliver written notice thereof to Symmetricom generally not less than 60 days nor more than 90 days before the annual meeting. However, if less than 75 days notice or prior public disclosure of the date of the scheduled meeting is given or made to stockholders, Symmetricom must receive the stockholders’ proposals or nominations by the close of business on the 15th day after the earlier of the day Symmetricom mailed notice of the annual meeting date or provided public disclosure of the meeting date or two days before the scheduled date of the annual meeting, whichever is earlier.

Certain Transactions:	Datum’s certificate of incorporation and bylaws do not contain provisions regarding transactions with interested parties.
Symmetricom’s bylaws provide that transactions with Symmetricom’s officers or directors require the affirmative vote of a majority of disinterested directors, unless the transaction is disclosed to and approved by the stockholders, or the board or stockholders determine the transaction to be fair at the time of approval.

Removal of Directors:
Datum stockholders may remove directors without cause by the affirmative vote of the majority of stockholders entitled to vote in the election of directors. However, no director may be removed when the votes cast against removal would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director’s most recent election were then being elected.
Symmetricom stockholders may remove directors with or without cause by the affirmative vote of the majority of stockholders entitled to vote in the election of directors.

	Datum Stockholder Rights		Symmetricom Stockholder Rights

Special Meetings of Stockholders:	A special meeting of the stockholders of Datum may be called by any of the following:		A special meeting of the stockholders of Symmetricom may be called by any of the following:

	• • •	the majority of the board of directors; the Chairman of the Board; or the President.	•	the Chief Executive Officer or Secretary at the request of the Chairman of the Board;

			•	the President or Chief Executive Officer;

			•	a resolution adopted by an affirmative vote of the board of directors; or

			•	a resolution adopted by an affirmative vote of the board of directors; or

			•	the holders of shares entitled to cast not less than 10% of the votes at such meeting.

Application of §203 of the Delaware General Corporation Law:		Datum has not opted out of section 203 of the Delaware General Corporation Law. A brief summary of Section 203 is provided under “Description of Symmetricom Capital Stock” beginning at page 115.	Symmetricom’s amended and restated certificate of incorporation specifically opts out of the application of section 203 of the Delaware General Corporation Law.

DESCRIPTION OF SYMMETRICOM CAPITAL STOCK

The following description of certain terms of the capital stock of Symmetricom is not meant to be complete and is qualified in its entirety by reference to the restated certificate of incorporation and bylaws of Symmetricom which are incorporated herein by reference. See “Where You Can Find More Information” on page 122.

Authorized Capital Stock

The authorized capital stock of Symmetricom consists of 70 million shares of common stock with a par value of $.0001 per share, and 500,000 shares of preferred stock, par value $.0001 per share.

Symmetricom Common Stock

Symmetricom common stock outstanding

As of August 28, 2002, there were 22,043,894 shares of Symmetricom stock issued and outstanding, 7,863,158 shares were reserved for issuance pursuant to Symmetricom’s stock option plan, stock option agreements and employee stock purchase plan, of which 5,287,302 shares are subject to outstanding stock options and 300,000 shares of common stock were reserved for issuance pursuant to an outstanding warrant. The outstanding shares of Symmetricom stock are, and the shares of Symmetricom stock issued pursuant to the merger will be, duly authorized, validly issued, fully paid and nonassessable.

Voting rights

Each holder of Symmetricom stock is entitled to one vote for each share of Symmetricom common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. There are no cumulative voting rights, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends; liquidation rights

The holders of Symmetricom common stock are entitled to receive dividends out of assets legally available for dividends at times and in amounts as the Symmetricom board may determine. Dividend rights are subject to any preferential dividend rights granted to the holders of an outstanding Symmetricom preferred stock. Symmetricom has not historically paid cash dividends on shares of its capital stock. The Symmetricom board presently intends to retain all earnings for use in its business and has no present intention to pay cash dividends before or after the merger.

In the event of liquidation, dissolution, or winding up of Symmetricom, each share of Symmetricom common stock is entitled to share pro rata in any distribution of Symmetricom’s assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Symmetricom preferred stock.

Preemptive rights

Holders of common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. There are no redemption or sinking fund provisions.

Symmetricom Preferred Stock

As of August 28, 2002, no shares of Symmetricom preferred stock were issued or outstanding, however 200,000 shares of series A preferred are reserved for issuance pursuant to the stockholder rights agreement described below under “Symmetricom Stockholder Rights Plan”.

Symmetricom’s board of directors has the authority, without stockholder approval, to create and issue one or more series of preferred stock and to fix the number of shares, the voting powers, designations, preferences or powers and relative, participating, optional or other special rights of the shares of that series, and the qualifications or restrictions on those preferences or rights. The board is also authorized to increase or decrease the number of shares of any series, at any time, including after the issuance of shares of that series, and at any time prior to the issue of the series to amend by resolution the voting powers, and the qualifications, limitations or restrictions thereof.

The series A participating preferred stock is a series of preferred stock that has been authorized by the Symmetricom board.

The issuance of preferred stock, while providing a desirable flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of Symmetricom common stock or affect adversely the rights and powers including voting rights, of the holder of Symmetricom common stock. Also, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Symmetricom and may adversely affect the market price of Symmetricom common stock. Symmetricom has no current plans to issue any shares of preferred stock.

Warrant and Registration Rights

As of March 27, 2002, Symmetricom had outstanding warrants to purchase 300,000 shares of its common stock at an exercise price of $7.00 per share. The warrants have a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares, based on the fair market value of Symmetricom’s common stock at the time of the exercise of the warrant, after deducting the aggregate exercise price. One-third each of these warrant shares becomes exercisable on April 16, 2004, April 16, 2005 and April 16, 2006, respectively, subject to acceleration of exercisability in the event of a change of control of Symmetricom. The warrants will expire October 16, 2006.

Exclusion from Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law is a business combination statute that generally prohibits an “interested stockholder,” defined generally as a person beneficially owning 15% or more of a corporation’s voting stock or an affiliate of or associate of such person, from engaging in a “business combination,” defined to include a variety of transactions, including mergers and sales of 10% or more of a corporation’s assets, with a Delaware corporation for three years following the time at which this person became an interested stockholder. This prohibition does not apply if:

•
the transaction resulting in a person becoming in an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

•
the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation, and shares held by employee stock ownership plans; or

•
at or subsequent to the time the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder.

Section 203 permits the board of directors of a corporation to defend against takeover attempts and could act as a deterrent to potential takeover attempts as well. Symmetricom’s amended and restated certificate of incorporation contains a provision electing that section 203 not apply to Symmetricom. By opting out of

Section 203, it will be easier for Symmetricom to enter into transactions with large stockholders without giving at least 66 2/3% approval of the disinterested stockholders the opportunity to approve the transaction.

Transfer Agent and Registrar

Mellon Investor Services LLC is the transfer agent for Symmetricom’s common stock.

Symmetricom Stockholder Rights Plan

Symmetricom’s board of directors has adopted a stockholder rights plan.

The rights issued under the plan are not now exercisable, and Symmetricom does not know at this time whether they ever will be exercisable. Except as described below, each right, when exercisable, entitles the registered holder to purchase from Symmetricom one one-thousandth of a share of series A participating preferred stock at a price of $72.82, subject to adjustment.

In general, until the rights are exercisable or are redeemed or exchanged or expire unexercised, each right is associated with and cannot be separated from the underlying share of Symmetricom common stock on which the right was declared as a dividend. No separate rights will be distributed. Accordingly, until the rights are separate from the Symmetricom common stock, (i) the rights will be evidenced by certificate for common stock and will be transferred only with such common stock certificates, (ii) new common stock certificates issued after the record date upon transfers or new issuances of the common stock will contain a notation incorporating the rights agreement by reference and (iii) no certificates will be issued to evidence ownership of the rights, but certificates for shares of Symmetricom common stock will refer to the associated rights. Until a right is exercised, it confers no rights as a stockholder, including the right to vote or to receive dividends. The rights will separate from the Symmetricom common stock if there is a “distribution date.”

A distribution date will occur on the earliest to happen of

•
a public announcement that someone has become an “acquiring person,” meaning that the person, which can be an entity or group and including affiliated or associated persons or entities, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Symmetricom common stock, other than as a result of repurchases of stock by Symmetricom or certain inadvertent actions by institutional or certain other stockholders, or

•
ten days, or later if determined by the Symmetricom board, following the commencement of or a public announcement of an intention to make a tender offer or exchange offer that would result in someone becoming an acquiring person.

If a distribution date occurs, the rights will become exercisable and separately tradable, and Symmetricom will issue certificates for the rights as soon as possible.

The rights will expire on the earliest of (i) August 9, 2011, (ii) consummation of a merger transaction with a person or group who acquired Symmetricom common stock pursuant to a permitted offer, as defined below, and is offering in the merger the same price per share and form of consideration paid in the permitted offer, or (iii) redemption or exchange of the rights by Symmetricom as described below. A permitted offer is a tender offer or exchange offer for all outstanding shares of common stock at a price and on terms determined prior to the date of first acceptance of payment for any such shares by at least a majority of the members of the board of directors who are not officers of Symmetricom and are not acquiring persons.

The number of rights associated with each share of Symmetricom common stock will be proportionately adjusted to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Symmetricom common stock. The purchase price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the preferred stock, (ii) if holders of the preferred stock are granted certain rights or warrants to subscribe for preferred stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the preferred stock at less than the current market price of the preferred stock, or (iii) if holders of the preferred stock are issued evidences of indebtedness or assets, excluding regular quarterly cash dividends out of earnings or retained earnings, or subscription rights or warrants other than those referred to above. With certain exceptions, no adjustments in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.

The amount of preferred stock that the holder of a right is entitled to receive upon exercise of a right and the purchase price payable upon exercise of a right are both subject to adjustment. Initially, the purchase price is $72.82 per right. If no one has yet become an acquiring person, payment of the purchase price entitles the holder of a right to receive only one one-thousandth of a share of preferred stock. If someone has become an acquiring person, however, and that fact has been publicly announced by Symmetricom or the acquiring person, the rights will be adjusted as follows:

•
If Symmetricom is involved in a merger or other business combination transaction or 50% or more of Symmetricom’s assets or earning power are sold, each holder of a right other than an acquiring person will have the right to receive, upon the exercise of the right at the then current purchase price, a number of shares of common stock of the acquiring company or if there is more than one acquiring company the company receiving the greatest portion of assets or earning power transferred, which at the time of the transaction would have a market value of two times the purchase price.

•
If someone becomes an acquiring person, except pursuant to a tender offer or exchange offer approved by Symmetricom’s board before the person becomes an acquiring person or a permitted offer, then each holder of a right will for a 60-day period, subject to extension under certain circumstances, have the right to receive upon exercise that number of shares of Symmetricom common stock or, in certain circumstances, a combination of Symmetricom common stock, property, other securities and/or a cash including a reduction in the purchase price, having a market value of two times the purchase price.

If any of the events described in the prior two paragraphs occurs, any rights that are or were at any time after the distribution date owned by an acquiring person will immediately become null and void.

At any time before there is an acquiring person or before the expiration of the rights, the Symmetricom board of directors may act to redeem all of the rights at a price of $0.001 per right. After there is an acquiring person, the rights may be redeemed only in very limited circumstances. Upon redemption, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

At any time after there is an acquiring person, but not after that person acquires 50% or more of the outstanding Symmetricom common stock, the Symmetricom board may exchange all or part of the then outstanding and exercisable rights, except for rights that have become void, for shares of Symmetricom common stock at a rate of one share of Symmetricom common stock, or substitute consideration, per right.

The preferred stock purchasable upon exercise of the rights will be nonredeemable and junior to any other series of preferred stock Symmetricom may issue, unless otherwise provided in the terms of that stock. Each share of preferred stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Symmetricom common stock, but in no event less than $25.00. In the event of liquidation, the holders of shares of preferred stock will receive a preferred liquidation payment equal to the greater of $1,000 or 1,000 times the payment made per each share of Symmetricom common stock. Each share of preferred stock will have 1,000 votes, voting together with the shares of Symmetricom common stock. In the event of any merger, consolidation or other transaction in which shares of Symmetricom common stock are exchanged, each share of preferred stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Symmetricom common stock. The rights of the preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Fractional shares of preferred stock will be issuable; however, (i) Symmetricom may elect to distribute depositary receipts in lieu of fractional shares and (ii) in lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, an adjustment in cash will be made based on the market price of the preferred stock prior to the date of exercise.

The description and terms of the rights are set forth in a rights agreement between Symmetricom and Mellon Investor Services LLC, the rights agent. Symmetricom and the rights agent retain broad authority to amend the rights agreement; however, following any distribution date any amendment may not adversely affect the interests of holders of rights. This description of the rights is qualified in its entirety by reference to the rights agreement, which has been filed with the Securities and Exchange Commission. See “Where You Can Find More Information” on page 122.

The stockholder rights plan is intended to enhance the likelihood of continuity and stability in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Symmetricom. The rights plan is designed to reduce the vulnerability of Symmetricom to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of Symmetricom. The rights plan is also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for Symmetricom’s shares and, consequently, may also inhibit fluctuations in the market price of Symmetricom’s shares that could result from actual or rumored takeover attempts. The rights plan may also have the effect of preventing changes in the management of Symmetricom. In general, the rights plan is likely to make an acquisition of Symmetricom more difficult and expensive and could discourage potential acquirers.

LEGAL MATTERS

Selected legal matters with regard to the validity of the Symmetricom common stock to be issued to Datum stockholders pursuant to the merger will be passed upon for Symmetricom by Pillsbury Winthrop LLP,
Palo Alto, California.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule incorporated in this proxy statement/prospectus by reference from Symmetricom’s Annual Report on Form 10-K for the year ended June 30, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Datum Inc. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of TrueTime as of September 30, 2001 and 2000 and for each of the three years in the period ended September 30, 2001 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

Datum

To the extent the merger is not consummated, any proposals of holders of common stock intended to be presented at the annual meeting of stockholders of Datum to be held in 2003 must be received by Datum at its principal executive offices, 9975 Toledo Way, Irvine, California 92618 no later than December 31, 2002, to be included in the proxy statement and form of proxy relating to that meeting.

Datum’s bylaws provide that, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Datum. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Datum, not less than 60 days nor more than 90 days prior to the anniversary date of the date of the annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than sixty days from such anniversary, notice by the stockholder, to be timely, must be received not earlier than the 90th day prior to such annual meeting of stockholders and not later than the close of business on the later of (a) the 60th day prior to such annual meeting or (b) the 10th day following the date on which notice of the date of the annual meeting was mailed or public disclosure thereof was made, whichever first occurs. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, (b) the name and address, as they appear on Datum’s books, of the stockholder proposing such proposal, (c) the class, series and number of shares of Datum that are beneficially owned by the stockholder and (d) any material interest of the stockholder or any affiliate of the stockholder in such business. In addition, if the stockholder’s ownership of shares of Datum, as set forth in the notice, is solely beneficial, documentary evidence of such ownership must accompany the notice.

Symmetricom

Any Symmetricom stockholder who intends to present a proposal at Symmetricom’s 2003 annual meeting of stockholders for inclusion in the proxy statement and a form of proxy relating to the meeting is advised that the proposal must have been received by Symmetricom at its principal executive offices no later than 5:00 p.m. on May 27, 2003. Symmetricom will not be required to include in its proxy statement a form of proxy or stockholder proposal which is received after that date or which otherwise fails to meet the requirements for stockholder proposals established by regulations of the SEC.

Symmetricom’s bylaws provide that, for business to be properly brought before an annual meeting by a stockholder, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Symmetricom, addressed to the Secretary of the corporation, not less than 60 days nor more than 90 days prior to the scheduled date of meeting; provided, however, that in the event that less than 75 days’ notice or prior public disclosure of the date of the meeting is given or made to the stockholders, to be timely, notice delivered by the stockholder must be received by the Secretary not later than the earlier of (a) the close of business on the tenth day following the day on which notice of the date of the meeting of stockholder was mailed or such public disclosure was made, whichever first occurs, and (b) two days prior to the date of the scheduled meeting. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at such meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of that are beneficially owned by the stockholder and (iv) any material interest of the stockholder in such business.

WHERE YOU CAN FIND MORE INFORMATION

Symmetricom and Datum file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at “http://www.sec.gov.”

Symmetricom filed a registration statement on Form S-4 to register with the SEC the Symmetricom common stock to be issued to Datum stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Symmetricom in addition to being the proxy statement of Datum for the meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

The SEC allows Symmetricom to “incorporate by reference” information into this proxy statement/prospectus, which means that Symmetricom can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Symmetricom has previously filed with the SEC. These documents contain important information about Symmetricom and its finances.

•	Annual report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on August 30, 2002;

•	Current report on Form 8-K dated August 2, 2002.

Symmetricom is also incorporating by reference all documents that it filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the stockholder meetings.

Documents incorporated by reference are available from Symmetricom without charge, excluding all exhibits unless Symmetricom has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address:

Symmetricom, Inc.
2300 Orchard Parkway
San Jose, CA 95131

If you would like to request documents from Symmetricom, please do so by October 22, 2002, to receive them before the meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement/ prospectus to vote on the merger proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated September 18, 2002. You should not assume that the information contained in the proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Symmetricom common stock in the merger shall create any implication to the contrary.

Symmetricom has supplied all information contained in this proxy statement/prospectus relating to Symmetricom, and Datum has supplied all such information relating to Datum.

INDEX TO DATUM INC. AND SUBSIDIARIES

UNAUDITED FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of June 30, 2002 and December 31, 2001	F-2
Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2002 and 2001	F-4
Condensed Consolidated Statements of Cash Flow for the Six Months Ended June 30, 2002 and 2001	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

DATUM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share data)
(unaudited)

	June 30, 2002	December 31, 2001
ASSETS
Current assets
Cash and cash equivalents	$2,471	$2,381
Restricted cash	530	1,828
Accounts receivable, less allowance for doubtful accounts of $671 and $574	14,834	22,023
Costs and estimated earnings in excess of billings	2,477	3,456
Inventories:
Purchased parts	10,907	14,247
Work-in-process	7,195	7,440
Finished products	6,966	6,786

	25,068	28,473
Prepaid expenses	689	468
Deferred income taxes	3,158	3,158
Income tax refund receivable	897	2,222

Total current assets	50,124	64,009
Plant and equipment
Land	2,040	2,040
Buildings	8,061	5,867
Equipment	26,081	25,997
Leasehold improvements	1,128	1,362

	37,310	35,266
Less accumulated depreciation and amortization	22,580	21,221

	14,730	14,045

Deferred income taxes	4,746	374
Excess of purchase price over net assets acquired, net of accumulated amortization of $11,459 and $11,459	8,549	8,549
Capitalized software development costs	3,319	2,379
Other assets	1,653	831

	$83,121	$90,187

See Notes to Condensed Consolidated Financial Statements

DATUM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET-(Continued)
(In thousands, except share data)
(unaudited)

	June 30, 2002	December 31, 2001
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,695	$7,041
Accrued salaries and wages	2,206	3,047
Accrued warranty	1,386	1,577
Other accrued expenses	693	998
Deferred revenue	313	314
Current portion of long-term debt	60	1,810
Long-term debt classified as current	2,605	—

Total current liabilities	12,958	14,787

Long-term debt	—	2,635
Postretirement benefits	1,178	1,239
Other long-term liabilities	498	674

Commitments and contingencies

Stockholders’ equity
Preferred stock, par value $.25 per share Authorized—1,000,000 shares Issued—none
Common stock, par value $.25 per share Authorized—10,000,000 shares Issued—6,280,946 shares in 2002 6,209,721 shares in 2001	1,570	1,552
Additional paid-in capital	54,356	53,619
Retained earnings	13,385	16,704
Unamortized stock compensation	(103)	(224)
Accumulated other comprehensive loss	(721)	(799)

	68,487	70,852

Total liabilities and stockholders’ equity	$83,121	$90,187

See Notes to Condensed Consolidated Financial Statements

DATUM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Six Months Ended June 30,
	2002	2001
Net sales	$31,571	$60,844
Operating expenses:
Cost of sales	20,025	33,005
Selling	7,284	8,561
Product development	5,906	7,299
General and administrative	6,204	7,736
Impairment of long-lived asset	—	2,718

Operating income (loss)	(7,848)	1,525

Interest expense	84	220
Interest income	(32)	(46)

Income (loss) before income taxes	(7,900)	1,351
Income tax provision (benefit)	(4,582)	769

Net income (loss)	$(3,318)	$582

Net income (loss) per common share:
Basic	$(0.53)	$0.10

Diluted	$(0.53)	$0.09

Shares used in per share calculation:
Basic	6,239	6,110

Diluted	6,239	6,340

See Notes to Condensed Consolidated Financial Statements

DATUM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2002	2001
Cash flows from operating activities:
Net income (loss)	$(3,318)	$582

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	1,597	1,789
Amortization of capitalized software development costs	216	—
Write-down of impaired asset	—	2,718
Amortization of goodwill	—	1,063
Contribution of shares of common stock to the Company’s 401(k) plan	388	340
Non-cash compensation	121	184
Income tax benefit from stock options exercised	32	298
Changes in assets and liabilities:
Decrease in accounts receivable	7,188	8,664
(Increase) decrease in costs and estimated earnings in excess of billings	979	(1,282)
(Increase) decrease in inventories	3,405	(3,165)
(Increase) decrease in income tax receivable	1,325	(2,156)
Increase in prepaid expenses	(221)	(154)
Increase in deferred income taxes	(4,372)	—
Increase in other assets	(822)	(511)
Decrease in accounts payable	(1,348)	(1,913)
Decrease in accrued expenses	(1,335)	(698)
Decrease in income taxes payable	—	(1,705)
Increase (decrease) in postretirement benefits	(61)	149
Decrease in other long-term liabilities	(176)	(18)

Total reconciling items	6,916	3,603

Net cash provided by operating activities	3,598	4,185

Cash flows from investing activities:
Capital expenditures	(2,266)	(2,153)
Capitalized software development costs	(1,156)	(1,273)

Net cash used by investing activities	(3,422)	(3,426)

Cash flows from financing activities:
Reduction of line of credit	—	(485)
Proceeds from long-term debt	—	2,725
Payments of long-term debt	(1,780)	(1,500)
(Increase) decrease in restricted cash	1,298	(2,325)
Proceeds from exercise of stock options	173	182
Proceeds from ESP plan	162	190

Net cash provided by (used for) financing activities	(147)	(1,213)

Effect of exchange rate changes on cash and cash equivalents	61	(377)

Net increase (decrease) in cash and cash equivalents	90	(831)
Cash and cash equivalents at beginning of period	2,381	1,017

Cash and cash equivalents at end of period	$2,471	$186

See Notes to Condensed Consolidated Financial Statements

DATUM INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002 AND 2001

NOTE A—BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the requirements of Form 10-Q and, therefore, do not include all information and footnotes which would be presented were such financial statements prepared in accordance with generally accepted accounting principles. The condensed consolidated balance sheet at December 31, 2001 was derived from the audited consolidated balance sheet at that date which is not presented herein.

In the opinion of management, the accompanying financial statements reflect all adjustments, which are normal and recurring, necessary to provide a fair presentation of the results for the interim period presented. These condensed consolidated financial statements should be read in conjunction with the audited financial statements presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2001. Operating results for interim periods are not necessarily indicative of operating results for an entire year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B—EARNINGS PER SHARE

Net income per share-basic excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Net income per share-diluted reflects the potential dilutive effect, calculated using the treasury stock method, of additional common shares that are issuable upon exercise of outstanding stock options and stock warrants as follows (in thousands):

	Six months ended June 30,
	2002	2001
Basic shares outstanding (weighted average)	6,239	6,110
Effect of dilutive securities	—	230

Diluted shares outstanding	6,239	6,340

Options outstanding during the three months ended June 30, 2002 and 2001 to purchase approximately 825,000 and 412,000 shares of common stock, and options outstanding during the six months ended June 30, 2002 and 2001 to purchase approximately 762,000 and 361,000 shares of common stock, respectively, were not included in the computation of dilutive securities because inclusion would be anti-dilutive.

NOTE C—COMPREHENSIVE INCOME

Total comprehensive loss was $(1.3) million and $(1.4) million for the three months ended June 30, 2002 and 2001, respectively. For the six months ended June 30, 2002 and 2001, total comprehensive income (loss) was $(3.2) million and $0.2 million, respectively. The difference from net income as reported is the change in cumulative translation adjustment.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE D—SEGMENT AND RELATED INFORMATION

The Company has four reportable segments: Wireless; Wireline; Timing, Test and Measurement (TT&M); and Trusted Time. The Wireless segment, in Irvine, CA, produces equipment primarily for the wireless telecommunications market. The Wireline segment, in Austin, TX and Hofolding, Germany, manufactures products primarily for the wireline telecommunications market. In Beverly, MA, the TT&M segment, goods are produced for the enterprise computing, test and measurement, telecommunications and satellite markets. The Trusted Time segment, in Lexington, MA, provides secure time management solutions that manage the integrity of time in digital business processes for the Information Technology market.

The Company evaluates performance of its segments and allocates resources to them based on segment operating income. Segment operating income does not include corporate expenses, amortization of goodwill and intersegment profit elimination. Identifiable assets include accounts receivable, inventories, and land, building and equipment and do not include cash, income tax refund receivable and deferred income taxes, prepaid expenses, goodwill and other long-term corporate assets.

The tables below present information about reported segments for the quarters ended June 30 (amounts in thousands):

Segment Sales:

	Wireless	Wireline	TT&M	Trusted Time	Total
2002:
Total sales	$5,163	$6,440	$5,710	$746	$18,059
Intersegment sales	(1,167)	(3)	(1,086)	(26)	(2,282)

Outside sales	$3,996	$6,437	$4,624	$720	$15,777

2001:
Total sales	$10,148	$14,555	$9,414	$273	$34,390
Intersegment sales	(4,041)	(23)	(1,734)	(1)	(5,799)

Outside sales	$6,107	$14,532	$7,680	$272	$28,591

Segment Operating Income (Loss):

	Wireless	Wireline	TT&M	Trusted Time	Total
2002	$(832)	$(452)	$39	$(584)	$(1,829)
2001	$778	$1,672	$1,563	$(851)	$3,162

A reconciliation of segment operating income to consolidated amounts as reported for the quarters ended June 30:

	2002	2001
Segment operating income	$(1,829)	$3,162
Corporate expenses	(1,194)	(1,267)
Amortization of goodwill		(531)
Write-down of impaired asset		(2,718)
Intercompany profit elimination	(126)	(76)

Consolidated operating income	$(3,149)	$(1,430)

DATUM INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents identifiable segment assets as of June 30, 2002 compared to prior year end:

Identifiable Segment Assets:

	Wireless	Wireline	TT&M	Trusted Time	Total
June 30, 2002	$16,154	$18,736	$19,055	$3,831	$57,776
December 31, 2001	$18,989	$22,262	$22,560	$3,791	$67,602

NOTE E—DEBT

On May 10, 2002, Datum amended its credit facility with Wells Fargo Bank. The credit facility expires May 29, 2003. The credit facility was reduced from $16.0 million to $10.0 million. The credit facility includes a line of credit and a term loan that funded July 7, 2000. The term loan is payable in monthly principal installments of $250,000 plus interest, which began August 1, 2000. Interest on the term loan is fixed at 9.15%, and interest on the line of credit is payable monthly at prime or at LIBOR plus 2.5%. The term loan matured and was paid off on June 15, 2002. Datum does not expect to replace the term loan in the foreseeable future.

On June 1, 2001, the Massachusetts Development Finance Agency issued a $2.7 million industrial development bond on Datum’s behalf to finance the expansion of Datum’s manufacturing facility in Beverly, Massachusetts. The bond matures on May 1, 2021. Interest on the bond is payable monthly at an adjustable rate of interest. The remarketing agent determines the interest rate for each rate period to be the lowest rate which in its judgment would permit the sale of the bonds at par. The bond is collateralized by a letter of credit issued under Datum’s credit facility with Wells Fargo Bank.

In connection with the issuance of promissory notes in 1996 that were fully paid off in 2000, Datum issued to The Prudential Insurance Company of America common stock warrants which currently allow for the purchase of 176,303 shares of common stock at an exercise price per share of $11.415. The warrants expire in September 2003.

At June 30, 2002, Datum was in violation of a debt covenant under the terms of the May 2002 amended credit agreement facility with Wells Fargo Bank, for which Datum received a waiver. However, because it is not probable that Datum will be in compliance with all debt covenants under the existing credit facility with Wells Fargo Bank through the second quarter 2003, and because the credit facility serves as collateral for the $2.7 million industrial development bond, Datum has reclassified the long term portion outstanding under the $2.7 million industrial development bond as a current obligation. Datum is in the process of negotiating an amendment to the credit facility with Wells Fargo Bank.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE F—RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 141, “Business Combinations,” (FAS 141) and Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). FAS 141 establishes new accounting and reporting standards for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 142 establishes new standards for goodwill acquired in a business combination, eliminates amortization of goodwill and sets forth methods for periodically evaluating goodwill for impairment. The Company adopted the provisions of these statements in the quarter ended March 31, 2002. The implementation of FAS 142 resulted in a reduction of goodwill amortization of approximately $225 thousand per quarter beginning in 2002. The impact from implementing FAS 141 was not material to the Company’s financial position or results of operations. The following unaudited pro forma summary presents the Company’s net income and per share information as if the Company had been accounting for its goodwill under SFAS No. 142 for all periods presented:

	Six Months Ended June 30,
	2002	2001
Reported net income	$(3,318)	$582
Add back goodwill amortization, net of tax		890

Adjusted net income	$(3,318)	$1,472

Reported basic earnings per share	$ (0.53)	$0.10
Add back goodwill amortization, net of tax		0.14

Adjusted basic earnings per share	$ (0.53)	$0.24

Reported diluted earnings per share	$ (0.53)	$0.09

Add back goodwill amortization, net of tax		0.14

Adjusted diluted earnings per share	$ (0.53)	$0.23

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of FAS 143 no later than the first quarter of its fiscal year 2003. The Company is currently evaluating the impact of adopting FAS 143.

In August 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (FAS 144). FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the account and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Company adopted the provisions of FAS 144 in the quarter ended March 31, 2002. The impact from implementing FAS 144 was not material to the Company’s financial position or results of operations.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 (FAS 145). This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Datum is currently evaluating the impact of FAS 145.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” (FAS 146) . FAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It nullifies the guidance of the Emerging Issues Task Force (“EITF”) in EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring). Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In FAS 146, the Board acknowledges that an entity’s commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. FAS 146 also establishes that fair value is the objective for the initial measurement of the liability. FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Datum is currently evaluating the impact of FAS 146.

NOTE G—SUBSEQUENT EVENT

In July 2002, Datum reduced its workforce by approximately 60 employees. Datum expects to take a severance charge of approximately $0.8 million in the quarter ended September 30, 2002.

INDEX TO DATUM INC. AND SUBSIDIARIES

AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Datum Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Datum Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Orange County, California
February 14, 2002

DATUM INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(In thousands, except share data)

	December 31,
	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$2,381	$1,017
Restricted cash	1,828	—
Accounts receivable, less allowance for doubtful accounts of $574 and $664, respectively	25,479	34,988
Inventories	28,473	26,400
Prepaid expenses	468	375
Deferred income taxes	3,158	4,613
Income tax refund receivable	2,222	161

Total current assets	64,009	67,554
Land, buildings and equipment, net	14,045	14,517
Deferred income taxes	374	—
Excess of purchase price over net assets acquired, net of accumulated amortization of $11,459 and $7,412	8,549	12,595
Capitalized software development costs	2,379	215
Other assets	831	395

	$90,187	$95,276

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,041	$8,777
Accrued salaries and wages	3,047	4,179
Accrued warranty	1,577	2,173
Other accrued expenses	998	1,376
Deferred revenue	314	—
Income taxes payable	—	1,705
Advances on line of credit	—	2,020
Current portion of long-term debt	1,810	3,000

Total current liabilities	14,787	23,230

Long-term debt	2,635	1,750
Postretirement benefits	1,239	1,188
Other long-term liabilities	674	584
Deferred income taxes	—	985

Commitments and contingencies

Stockholders’ equity
Preferred stock, par value $.25 per share
Authorized—1,000,000 shares
Issued—none
Common stock, par value $.25 per share
Authorized—10,000,000 shares
Issued—6,209,721 and 6,067,065, respectively	1,552	1,517
Additional paid-in capital	53,619	51,441
Retained earnings	16,704	15,516
Unamortized stock compensation	(224)	(127)
Accumulated other comprehensive loss	(799)	(808)

Total stockholders’ equity	70,852	67,539

	$90,187	$95,276

See notes to consolidated financial statements.

DATUM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2001	2000	1999
Net Sales	$109,744	$132,239	$100,168
Operating expenses:
Cost of sales	61,473	73,052	60,097
Selling	17,201	17,088	14,475
Product development	13,700	15,305	15,237
General and administrative	13,983	16,438	10,842
Impairment of long-lived asset	2,718	—	—

Operating income (loss)	669	10,356	(483)

Interest expense	401	1,673	1,919
Interest income	(144)	(214)	(524)

Income (loss) before income taxes	412	8,897	(1,878)
Income tax provision (benefit)	(776)	3,559	(728)

Net income (loss)	$1,188	$5,338	$(1,150)

Net income (loss) per common share:
Basic	$0.19	$0.90	$(0.20)

Diluted	$0.19	$0.85	$(0.20)

Shares used in per share calculation:
Basic	6,144	5,949	5,663

Diluted	6,297	6,296	5,663

See notes to consolidated financial statements.

DATUM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Unamortized Stock Compensation	Accumulated Comprehensive Income (Loss)	Total
	Shares	Amount
Balances at December 31, 1998	5,505,843	$1,376	$44,941	$11,328	$(368)	$(299)	$56,978
Issuances of common stock under 401(k) and ESP Plans	114,877	29	796				825
Exercise of stock options	20,000	5	81				86
Income tax benefit from restricted stock issued and stock options exercised			30				30
Amortization of stock compensation					59		59
Acquisition of Digital Delivery	214,277	54	1,861				1,915
Comprehensive income:
Cumulative translation adjustment						(423)	(423)
Net income				(1,150)			(1,150)
Total comprehensive income							(1,573)

Balances at December 31, 1999	5,854,997	1,464	47,709	10,178	(309)	(722)	58,320
Issuance of common stock under 401(k) and ESP Plans	54,888	14	1,032				1,046
Exercise of stock options	183,473	46	1,453				1,499
Income tax benefit from restricted stock issued and stock options exercised			1,389				1,389
Amortization of stock compensation					182		182
Stock based compensation			102				102
Cancelled shares from Digital Delivery acquisition	(26,293)	(7)	(244)				(251)
Comprehensive income:
Cumulative translation adjustment						(86)	(86)
Net income				5,338			5,338
Total comprehensive income							5,252

Balances at December 31, 2000	6,067,065	1,517	51,441	15,516	(127)	(808)	67,539
Issuance of common stock under 401(k) and ESP Plans	85,872	21	1,084				1,105
Exercise of stock options	26,625	7	221				228
Income tax benefit from restricted stock issued and stock options exercised			411				411
Amortization of stock compensation					362		362
Stock based compensation	30,159	7	462		(459)		10
Comprehensive income:
Cumulative translation adjustment						9	9
Net income				1,188			1,188
Total comprehensive income							1,197

Balances at December 31, 2001	6,209,721	$1,552	$53,619	$16,704	$(224)	$(799)	$70,852

See notes to consolidated financial statements.

DATUM INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net income (loss)	$1,188	$5,338	$(1,150)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,702	4,459	3,913
Amortization of capitalized software development costs	120	—	—
Amortization of goodwill	1,511	2,127	1,439
Write-off of impaired long-lived asset	2,718	—	—
Contribution of shares of common stock to the Company’s 401(k) plan	716	747	603
Stock based compensation	384	285	59
Income tax benefit from restricted stock issued and stock options exercised	411	1,389	30
Deferred income taxes	96	(1,299)	(895)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	9,509	(12,060)	(3,585)
(Increase) decrease in inventories	(2,073)	(4,589)	2,743
(Increase) decrease in prepaid expenses	(93)	120	(14)
(Increase) decrease in income tax refund receivable	(2,061)	302	727
(Increase) decrease in other assets	(436)	157	(282)
Increase (decrease) in accounts payable	(1,738)	2,071	1,744
Increase (decrease) in accrued expenses	(2,118)	2,669	(235)
Increase in deferred revenue	314	—	—
Increase (decrease) in income taxes payable	(1,705)	(237)	234
Increase (decrease) in other long-term liabilities	90	166	(18)
Increase in postretirement benefits	51	154	216

Total reconciling items	9,398	(3,539)	6,679

Net cash provided by operating activities	10,586	1,799	5,529

Cash flows from investing activities:
Proceeds from equipment disposals	—	56	—
Capital expenditures	(3,437)	(3,723)	(2,359)
Capitalized software development costs	(2,284)	(215)	—
Payment for acquisition, net of cash acquired	—	—	(2,111)
Other	—	(39)	16

Net cash used by investing activities	(5,721)	(3,921)	(4,454)

Cash flows from financing activities:
Proceeds from (reductions to) line of credit	(2,020)	2,020	—
Proceeds from long-term debt	2,725	6,000	—
Payments of long-term debt	(3,030)	(16,253)	(3,025)
Increase in restricted cash	(1,828)	—	—
Proceeds from exercise of stock options and ESP plan	617	3,187	337

Net cash used for financing activities	(3,536)	(5,046)	(2,688)
Effect of exchange rate changes on cash and cash equivalents	35	(86)	(423)

Net increase (decrease) in cash and cash equivalents	1,364	(7,254)	(2,036)
Cash and cash equivalents at beginning of period	1,017	8,271	10,307

Cash and cash equivalents at end of period	$2,381	$1,017	$8,271

See notes to consolidated financial statements.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

Note A—Description of the Company and Summary of Significant Accounting Policies

Description of the Company.    Datum is a leading supplier of precise timing solutions for telecommunications and computing networks, satellite systems, electronic commerce, and test and measurement applications. We design, manufacture or contract for manufacture, and market a wide variety of high-performance time and frequency products for telecommunications systems, enterprise computing networks, electronic commerce, satellites and a variety of other test and measurement applications. Our products are used to synchronize the flow of information in telecommunications networks and numerous other applications.

Principles of Consolidation.    The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

Revenue Recognition.    The Company’s principal source of revenue is derived from the sale of hardware products. A small percentage of the Company’s revenue is generated by software sales. For sales of hardware products, the Company recognizes revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met, revenue recognized for any reporting period could be adversely affected. For sales of software products and hardware transactions where software is not incidental, the Company recognizes revenue in accordance with Statement of Position 97-2, “Software Revenue Recognition,” as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. Fees from software sales are recognized as revenue upon shipment, provided persuasive evidence of an arrangement exists, fees are fixed and determinable, collection is probable, and vendor specific evidence exists to determine the value of any undelivered elements of the arrangement. For contracts, the Company uses the percent complete method for recognizing revenue.

Accounts Receivable and Allowance for Doubtful Accounts.    Our management must make estimates of the collectibility of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Our accounts receivable balance was $25.5 million, net of allowance for doubtful accounts of $0.6 million, as of December 31, 2001. Accounts receivable included amounts recognized as revenue not yet billed to customers from long term contracts of $3.5 million and $2.5 million as of December 31, 2001 and 2000, respectively. The Company generally expects to collect these receivables within one year.

Inventory Valuation.    Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Our management must make estimates of inventory valuation and obsolescence. Management estimates customer demand, prices for products, future inventory usage and evaluates inventory obsolescence in

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

evaluating the adequacy of inventory reserves. Increases in inventory reserves are charged to cost of goods sold. Our inventory balance was $28.5 million, net of reserves of $3.8 million, as of December 31, 2001.

Inventories comprise the following (in thousands):

	December 31,
	2001	2000
Purchased parts	$14,247	$13,015
Work-in-process	7,440	7,873
Finished products	6,786	5,512

	$28,473	$26,400

Accounting for Income Taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. The Company uses the liability method of accounting for income taxes. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense for the period is calculated as the change in net deferred tax liabilities and assets.

Land, Buildings and Equipment.    Land, buildings and equipment, which are recorded at cost and depreciated where appropriate by the straight-line method, consist of the following (in thousands):

	December 31,		Depreciable Life
	2001	2000
Land	$2,040	$2,040
Buildings	5,867	5,435	30 to 40 years
Equipment	25,997	23,294	3 to 10 years
Leasehold improvements	1,362	1,315	5 to 10 years

	35,266	32,084
Less accumulated depreciation and amortization	21,221	17,567

	$14,045	$14,517

Expenditures for maintenance and repairs are charged directly to operations, and betterments and major renewals are capitalized.

Capitalized Software Development Costs.    Statement of Financial Accounting Standards No. 86 (“FAS 86”) requires the capitalization of certain software development costs once technological feasibility is established, which the Company defines as the completion of a working model. Costs not required to be capitalized are included in research and development expense as incurred. Amortization begins when a product is ready for release to customers and is calculated on a straight-line basis over the estimated product life, or based

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

on the ratio of current revenues to total projected product revenues, whichever is greater. The recoverability of capitalized costs is continually evaluated. The amount charged to expense for amortization of software development costs was $120,000 and $9,000 in 2001 and 2000 respectively.

Accrued Warranty Repair.    The Company generally offers warranties on its products of one to three years. When evaluating the adequacy of the accrual for warranty repairs, management estimates the number of units that have been sold that are still under warranty, failure rates and the average cost of performing a warranty repair. Additions to accrued warranty repair are charged to cost of goods sold. The Company had $1.6 million and $2.2 million in accrued warranty as of December 31, 2001 and 2000, respectively.

Long-lived Assets.    The excess of the purchase price of businesses or assets acquired over the fair value of the net assets (“goodwill”) is amortized over varying periods ranging from 20 to 40 years. At each balance sheet date, the Company reviews the recoverability of long-lived assets and certain intangible assets, including goodwill. In the event the sum of expected undiscounted future cash flows resulting from the use of an asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. It is the Company’s policy to periodically evaluate the carrying value of its  long-lived assets when certain events arise and to recognize impairment when the estimated future undiscounted net operating cash flows from the use of the assets are less than their carrying values. Impairment of long-lived assets for 2001 was $2.7 million. There was no such charge in 2000 or 1999. The charge represented $2.5 million of acquisition costs from the July 1999 acquisition of Digital Delivery Inc. and $0.2 million of software developments costs capitalized in 2000. During 2001, the Company determined that the carrying value of the asset related to the Digital Delivery acquisition exceeded its net realizable value as a result of a reduced demand outlook caused by significant changes in business conditions.

Consolidated Statement of Cash Flows.    Cash equivalents include highly liquid investments with an original maturity of less than three months. Cash paid for interest totaled $0.4 million, $1.1 million and $1.7 million in 2001, 2000 and 1999, respectively. Cash paid for income taxes totaled $4.8 million, $2.5 million and $0.2 million in 2001, 2000 and 1999, respectively. Significant non-cash transactions affecting the Company’s accounts consisted of tax benefits from the exercise of common stock options of $0.4 million, $1.4 million and $0.03 million in 2001, 2000 and 1999, respectively.

Stock Options and Awards.    The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25. See the disclosures in accordance with Statement of Financial Accounting Standards No. 123 (FAS 123) in Note E.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Income Per Share.    Net income per share—Basic excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported period. Net income per share—Diluted reflects the potential dilution that could occur if stock warrants or options were exercised. Because the effect would have been anti-dilutive, stock options representing 134,957 shares in 1999 have been excluded from the computation of diluted earnings per share. Net income per share is calculated as follows (in thousands, except share data):

	Year Ended December 31,
	2001	2000	1999
Net income (loss)	$1,188	$5,338	$(1,150)

Shares outstanding—Basic	6,143,854	5,948,789	5,663,146
Effect of dilutive securities:
Warrants	3,234	49,893	—
Stock options	150,376	297,185	—

Shares outstanding—Diluted	6,297,464	6,295,867	5,663,146

Net income (loss) per share—Basic	$0.19	$0.90	$(0.20)

Net income (loss) per share—Diluted	$0.19	$0.85	$(0.20)

Disclosures About Fair Value of Financial Instruments.    The carrying values of cash, cash equivalents, accounts receivable and accrued liabilities approximate their fair values because of the short maturity of these instruments. The carrying value of long-term debt approximates its fair value.

Comprehensive Income.    Comprehensive income is defined as a change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The only component of comprehensive income other than net income of the Company is currency translation adjustments.

Foreign Currency Translation.    Assets and liabilities of the Company’s German subsidiary are translated at current exchange rates, while revenue and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in other comprehensive income.

Concentration of Credit Risk.    A small number of customers accounts for a substantial portion of the Company’s net sales, and therefore also represents a substantial amount of receivables at any point in time. As of December 31, 2001, one customer accounted for approximately 9.7% of accounts receivables and four others collectively accounted for approximately 15.5%. The Company performs regular credit evaluations of its customers and has not experienced any significant credit losses.

New Accounting Pronouncements.    In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 141, “Business Combinations,” (FAS 141) and Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). FAS 141 establishes new accounting and reporting standards for business combinations and will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 142 establishes new standards for goodwill acquired in a business combination, eliminates amortization of goodwill and sets forth methods for periodically evaluating goodwill for impairment. The Company is required to adopt the provisions of these statements no later than the first quarter of its fiscal year 2002. The implementation of FAS 142 will result in a reduction of goodwill amortization of approximately $225 thousand per quarter beginning in 2002. The Company is currently evaluating the impact of adopting FAS 141.

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” (FAS 143). FAS 143 addresses financial accounting and

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to adopt the provisions of FAS 143 no later than the first quarter of its fiscal year 2003. The Company is currently evaluating the impact of adopting FAS 143.

The following summary presents the Company’s net income and per share information as if the Company had not amortized goodwill under SFAS No. 142 for all periods presented:

	Year Ended December 31,
	2001	2000	1999
Reported net income	$1,188	$5,338	$(1,150)
Add back goodwill amortization, net of tax	1,144	1,760	1,072

Adjusted net income	$2,332	$7,098	$(78)

Reported basic earnings per share	$0.19	$0.90	$(0.20)
Add back goodwill amortization, net of tax	0.19	0.29	0.19

Adjusted basic earnings per share	$0.38	$1.19	$(0.01)

Reported diluted earnings per share	$0.19	$0.85	$(0.20)
Add back goodwill amortization, net of tax	0.18	0.28	0.19

Adjusted diluted earnings per share	$0.37	$1.13	$(0.01)

In August 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (FAS 144). FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company is required to adopt the provisions of FAS 144 no later than the first quarter of its fiscal 2002. The Company is currently evaluating the impact of adopting FAS 144.

Note B—Debt

Long-term obligations outstanding are as follows (in thousands):

	December 31,
	2001	2000
$6,000 term loan, $250 principal due monthly, to June 15, 2002, with interest payable monthly at 9.15%, collateralized by all assets	$1,750	$4,750
$2,725 industrial development bond, principal due semi-annually with the bond maturing in May 2021. Interest is payable monthly beginning July 2, 2001 at an adjustable rate of interest	2,695	—

Total debt	4,445	4,750
Less current portion	(1,810)	(3,000)

Long-term debt, less current portion	$2,635	$1,750

Aggregate maturities of long-term debt before debt discount at December 31, 2001 are as follows (in thousands):

2002	$1,810
2003	60
2004	65
2005	70
2006	35
Thereafter	2,405

Total	$4,445

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 29, 2001, the Company renewed its credit facility with Wells Fargo Bank. The credit facility expires May 29, 2003. The credit facility with Wells Fargo Bank is not to exceed $16.0 million and includes a line of credit and a term loan. The term loan is payable in monthly principal installments of $250 thousand plus interest, which began August 1, 2000. Interest on the term loan is fixed at 9.15%. Interest on the line of credit is payable monthly at prime or at LIBOR plus 2.0%. On June 1, 2001, the Massachusetts Development Finance Agency issued a $2.7 million industrial development bond on the Company’s behalf to finance the expansion of the Datum TT&M manufacturing facility in Beverly, Massachusetts. The bond matures on May 1, 2021. Interest on the bond is payable monthly at an adjustable rate of interest as determined by the remarketing agent for each rate period to be the lowest rate which in its judgment would permit the sale of the bonds at par. The bond is collateralized by a letter of credit issued under the Company’s credit facility with Wells Fargo Bank. As of December 31, 2001, the Company had $1.8 million of restricted cash, representing the remaining proceeds of the Massachusetts industrial development bond. No amounts were outstanding under the line of credit as of December, 2001.

The current credit agreements impose operating and financial restrictions on the Company, including a requirement to maintain certain financial ratios and a certain profitability level. Such restrictions affect, and in some respects limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, repay certain indebtedness prior to its stated maturity, create liens, engage in mergers and acquisitions, transfer assets, make certain capital expenditures and pay dividends.

Note C—Income Taxes

In 2001, 2000, and 1999, pretax income (loss) was attributed to the following jurisdictions (in thousands):

	2001	2000	1999
Domestic Operations	$644	$8,655	$(2,095)
Foreign Operations	(232)	242	217

Total	$412	$8,897	$(1,878)

The income tax provision (benefit) comprises the following (in thousands):

	Year Ended December 31,
	2001	2000	1999
Provision (benefit) for income taxes:
Current:
Federal	$(919)	$4,020	$(613)
State	152	729	682
Foreign	(104)	109	98

	(871)	4,858	167

Deferred:
Federal	176	(1,295)	(207)
State	(81)	(4)	(688)

	95	(1,299)	(895)

	$(776)	$3,559	$(728)

The tax benefits associated with the exercise of non-qualified stock options and the grants of restricted stock awards reduced taxes currently payable as shown above by $0.4 million, $1.4 million and $0.03 million in 2001, 2000 and 1999, respectively. Such benefit was credited to additional paid in capital.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The income tax provision (benefit) differs from the amount computed by applying the statutory federal income tax rate to income (loss) before taxes as follows (in thousands):

	Year Ended December 31,
	2001		2000		1999
	Amount	Pretax Income	Amount	Pretax Income	Amount	Pretax Income
Computed expected tax expense (benefit)	$140	34.0%	$3,025	34.0%	$(640)	(34.0)%
State income tax (benefit), net of federal income tax effect	71	17.1%	639	7.2%	(127)	(6.8)%
Amortization of excess of purchase price over net assets acquired	1,072	260.2%	443	5.0%	209	11.0%
Foreign earnings taxed at different Rates	(23)	(5.7)%	24	0.3%	22	1.2%
Research and development tax credits	(2,000)	(485.4)%	(785)	(8.8)%	(242)	(12.9)%
Other	(36)	(8.7)%	213	2.3%	50	2.8%

	$(776)	(188.5)%	$3,559	40.0%	$(728)	(38.7)%

The primary components of temporary differences that give rise to the Company’s net deferred tax assets are as follows (in thousands):

	December 31,
	2001	2000
Deferred tax assets:
Inventory	$1,584	$1,627
Accruals and reserves	2,027	2,616
Net operating loss carryovers	9	9
Tax credits	1,711	1,572

	5,331	5,824

Deferred tax liabilities:
Property, plant and equipment	(1,799)	(2,162)
Other	—	(34)

	(1,799)	(2,196)

	$3,532	$3,628

The Company has a California net operating loss carryover of $0.1 million that begins expiring in 2003. The Company also has federal and California research and development tax credit carryovers of $0.9 million and $0.8 million, respectively. The federal tax credits begin expiring in 2018 and the California tax credits do not expire.

Note D—Post-Retirement Benefits

Post-retirement benefits are recognized over the employee’s service period based on the expected costs of providing such benefits to the employee and the employee’s beneficiaries after retirement. The Company elected to recognize the transition obligation over a 20-year period. The remaining unamortized transition obligation was written off against the curtailment gain in 2001.

The Company’s post-retirement benefit program comprises two plans, the life insurance plan and the health care plan. In December 2001 the Company curtailed the post-retirement benefit program. As of December 31,

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2001, the Company curtailed the post-retirement medical plan. Any permanent full-time employee who retires after age 62 and with 12 years of service on or before December 31, 2004 is eligible for participation. The health care plan is a contributory plan.

The following sets forth the Company’s post-retirement program’s status reconciled with amounts reported in the consolidated balance sheet (in thousands):

	December 31,
	2001	2000
Accumulated post-retirement benefit obligation:
Benefit obligation at beginning of year	$1,551	$1,427
Service cost	149	127
Interest cost	104	86
Actuarial gains	(139)	(59)
Curtailment	(824)	—
Expected benefits paid	(58)	(30)

Benefit obligation at end of year	783	1,551
Plan assets at fair value	—	—

Accumulated post-retirement benefit obligation in excess of plan assets	783	1,551
Unrecognized transition obligation	—	(361)
Unrecognized net gain (loss)	456	(2)

Accrued post-retirement benefit obligation	$1,239	$1,188

Net periodic post-retirement benefit cost includes the following components (in thousands):

	Year Ended December 31,
	2001	2000	1999
Service cost	$149	$127	$127
Interest cost	104	86	86
Amortization of transition obligation	30	30	30
Amortization of actuarial loss	(16)	3	3
Amortization of prior service cost	17	—	—

Net periodic postretirement expense	284	246	246
Curtailment	(213)	—	—

	$71	$246	$246

Discount rate	7.50%	6.75%	6.75%

For measurement purposes, a 12% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.5% for 2009 and remain at that level thereafter. The effect of one percentage point increase in the assumed healthcare cost trend rate would increase the total of the service and interest cost components by $300 and increase the post-retirement benefit obligation by $2,000. A one percent decrease in the assumed trend rate would decrease the total of the service and interest components by $200 and decrease the post-retirement benefit obligation by $2,000.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note E—Common Stock

In June 1994, the stockholders of the Company approved the 1994 Incentive Stock Plan. This plan provides for the granting of incentive or nonqualified options or restricted shares of the Company’s common stock to the Company’s officers, directors and employees and also to consultants, business associates and others with important business relationships with the Company. The exercise price of the shares covered by each nonqualified option granted and purchase price of restricted shares is determined by the Administrator. The exercise price of common stock covered by each incentive option cannot be less than the fair market value of such shares on the date of grant. As of December 31, 2001 there have been no nonqualified options issued at an exercise price less than the market value on the date of grant and there have been no incentive options granted. Generally, options vest in 25% increments over four years and have a 10-year term. The initial shares available under the Plan for issuance were 250,000 with annual increases of 50,000 on the last day of each calendar year. The stockholders of the Company approved amendments to the Plan, providing for 200,000 additional option shares in March 1995, June 1997, June 1998 and June 2000, to be reserved for issuance thereunder. In June 1998, the stockholders also approved an amendment to change the annual increase from 50,000 to 2% of the number of shares of common stock outstanding as of the Company’s fiscal year-end. As of December 31, 2001, 1,722,752 shares have been reserved for the Plan.

Stock option activity includes 31,000 shares of restricted stock awarded in 2001. Unvested restricted stock awards as of December 31, 2001 totaled 36,142 with vesting periods from one to seven years.

Stock option activity for years ended December 31, 2001, 2000 and 1999 is as follows:

	Options Outstanding
	Number Of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	822,148	$11.35
Granted	316,500	$7.18
Exercised	(20,000)	$4.28
Cancelled	(89,000)	$13.89

Outstanding at December 31, 1999	1,029,648	$9.99
Granted	373,750	$20.70
Exercised	(183,473)	$7.98
Cancelled	(90,438)	$11.70

Outstanding at December 31, 2000	1,129,487	$13.72

Granted	144,000	$15.76
Exercised	(26,625)	$8.56
Cancelled	(52,000)	$16.35

Outstanding at December 31, 2001	1,194,862	$13.97

As of December 31, 2001, 2000 and 1999, there were 232,140, 226,455 and 188,542 shares, respectively, available for grant under the 1994 Incentive Stock Plan.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additional information regarding options outstanding at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding As Of 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable As Of 12/31/01	Weighted Average Exercise Price
$ 4.25–$ 7.00	241,162	6.74	$ 6.55	138,787	$6.27
$ 7.25–$10.76	264,700	5.62	$10.17	245,825	$10.35
$10.81–$13.88	257,250	7.39	$13.58	125,500	$13.69
$13.90–$21.88	378,000	8.20	$20.03	125,058	$19.61
$22.69–$28.88	53,750	8.05	$25.21	18,750	$24.88

$ 4.25–$28.88	1,194,862	7.15	$13.97	653,920	$12.31

In June 1997, the stockholders of the Company approved the Employee Stock Purchase Plan (“the Purchase Plan”), which authorized the Company to issue and reserve for the Purchase Plan, or purchase up to an aggregate of 250,000 shares of common stock in open market transactions for the benefit of participating employees during the term of the Purchase Plan. The purchase price per share for which shares of common stock are purchased in an offering period under the Purchase Plan is the lesser of 85% of the fair market value of a share of common stock on the grant date or 85% of the fair market value of a share of common stock on the purchase date. Shares issued under the Plan were 37,342 in 2001, 17,451 in 2000 and 35,922 in 1999 at a weighted average price of $10.42, $17.14 and $6.16, respectively.

Had compensation cost been determined on the basis of fair value pursuant to FAS 123 net income (loss) and net income (loss) per share would have been as follows (in thousands, except share data):

	Year Ended December 31,
	2001	2000	1999
Net income (loss)
As reported	$1,188	$5,338	$(1,150)

Pro forma	$(656)	$3,994	$(2,108)

Net income (loss) per share
As reported—Diluted	$0.19	$0.85	$(0.20)

Pro forma—Diluted	$(0.11)	$0.63	$(0.37)

Pro forma information regarding net income (loss) and net earnings (loss) per common share has been estimated at the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	Employee Stock Options			Employee Stock Purchase Plan
	2001	2000	1999	2001	2000	1999
Expected life (years)	5	5	5	0.25	0.25	0.25
Expected volatility	83.48%	82.92%	78.86%	2.54%	89.46%	75.29%
Risk free interest rate	4.73%	6.06%	5.55%	4.48%	5.86%	4.67%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable and negotiable in a free trading market. In addition, option

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair values of stock options granted during 2001, 2000 and 1999 were $10.80, $14.42 and $4.83 per share, respectively. The weighted average estimated fair values of shares granted under the Employee Stock Purchase Plan during 2001, 2000 and 1999 were $4.43, $5.65 and $1.93 per share, respectively.

The Company issued common stock warrants in connection with a debt issuance in 1995 allowing for the purchase of up to 175,000 shares of common stock at an exercise price of $11.50 per share. As a result of the Company’s follow-on public offering in 1997 and the acquisition of Digital Delivery in 1999, the warrants were adjusted to allow for the purchase of 176,303 shares of common stock at an adjusted exercise price of $11.415. The value of the common stock warrants is included in additional paid-in capital.

Note F—Savings And Retirement Plan

Effective July 1, 1984, the Company adopted a savings and retirement plan which covers all eligible employees. The plan provides for matching by the Company of 100% of the first 3% of employee deferral. Employer matching contributions are made in the form of shares of the Company’s common stock. Total retirement expense under the Plan amounted to $0.7 million, $0.8 million and $0.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Employees vest in increments of 20% for each year of service and are fully vested after 5 years.

Note G—Segment And Related Information

The Company has four reportable segments: Wireless; Wireline; Timing, Test and Measurement (TT&M); and Trusted Time. The Wireless segment, in Irvine, CA, produces equipment primarily for the wireless telecommunications market. The Wireline segment, in Austin, TX and Hofolding, Germany, manufactures products primarily for the wireline telecommunications market. In Beverly, MA, the TT&M segment, goods are produced for the enterprise computing, test and measurement, telecommunications and satellite markets. The Trusted Time segment, in Lexington, MA, produces products for the information technology market.

The accounting policies for the segments are the same as those described in the “Summary of Significant Accounting Policies.” The Company evaluates the performance of its segments and allocates resources to them based on operating income. Segment net sales include sales to external customers and to other Company segments (intersegment sales).
Segment operating income does not include corporate expenses, amortization of goodwill, and intersegment profit elimination. Identifiable assets include accounts receivable, inventories, capitalized software development costs, and land, building and equipment and do not include cash, income tax refund receivable and deferred income taxes, prepaid expenses, goodwill and other long-term corporate assets.

The Company accounts for intersegment sales and transfers at terms that allow a reasonable profit to the seller.

The Company’s reportable segments are strategic business units that offer different product and services. They are managed separately because each business utilizes different technology and requires different marketing strategies. All of the businesses were acquired as a unit, and the management teams at the time of the acquisitions were retained.

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents information about reported segments for the years ended December 31 (in thousands):

	Wireless	Wireline	TT&M	Trusted Time	Total
2001
Net sales	$40,664	$52,135	$32,580	$1,745	$127,124
Operating income (loss)	4,571	4,773	3,949	(3,108)	10,185
Identifiable assets	18,989	22,262	22,560	3,791	67,602
Capital expenditures	694	1,426	1,185	128	3,433
2000
Net sales	$57,904	$56,172	$32,172	$470	$146,718
Operating income (loss)	11,365	10,041	2,396	(4,204)	19,598
Identifiable assets	23,927	29,936	17,406	1,159	72,428
Capital expenditures	1,221	1,200	756	546	3,623
1999
Net sales	$43,277	$36,528	$29,354	$130	$109,289
Operating income (loss)	(2,259)	5,461	1,918	(504)	4,616
Identifiable assets	17,125	20,883	17,122	206	55,336
Capital expenditures	589	1,018	678	74	2,359

A reconciliation of total segment net sales, operating income, identifiable assets and capital expenditures to total consolidated amounts, for the years ended December 31 is as follows (in thousands):

	2001	2000	1999
Net Sales
Total segment net sales	$127,124	$146,718	$109,289
Elimination of intersegment revenue	(17,380)	(14,479)	(9,121)

Consolidated net sales	$109,744	132,239	$100,168

Operating Income
Total operating income for segment sales	$10,185	19,598	$4,616
Corporate expense	(4,824)	(5,790)	(2,952)
Amortization of goodwill and step-up depreciation from acquisitions	(2,250)	(2,867)	(2,179)
Write-down of impaired asset	(2,718)	—	—
Intercompany profit	276	(585)	32

Consolidated operating income	$669	$10,356	$(483)

Identifiable Assets
Total segment assets	$67,604	$72,427	$55,336
Goodwill and fixed assets step-up from acquisitions	11,230	16,016	18,883
Cash	4,209	1,017	8,271
Income tax receivable and deferred income taxes	5,754	4,774	3,822
Other assets	1,390	1,042	1,470

Consolidated assets	$90,187	$95,276	$87,782

Capital Expenditures
Total segment capital expenditures	$3,433	$3,723	$2,359
Other additions	4	—	—

Consolidated capital expenditures	$3,437	$3,723	$2,359

DATUM INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the geographical components of international sales for the years ended December 31 (in thousands):

	2001	2000	1999
International Sales
Germany	$11,117	$3,406	$2,965
China	7,107	3,960	1,208
Brazil	1,763	3,736	1,530
Switzerland	1,410	924	744
Japan	1,152	1,379	885
South Korea	976	2,484	2,974
Israel	919	501	436
Other	9,467	16,426	13,854

	$33,911	$32,816	$24,596

Sales to one customer represented 20%, 33% and 33% of the Company’s consolidated net sales in 2001, 2000 and 1999, respectively.

Note H—Commitments

Total rental expense for operating leases amounted to $2.1 million, $1.7 million and $1.6 million in 2001, 2000 and 1999, respectively. The future minimum rental commitments under all non-cancelable operating leases, exclusive of property taxes and certain occupancy costs, are as follows (in thousands):

2002	$2,085
2003	1,873
2004	1,607
2005	921
2006	18
Thereafter	—

Total minimum lease payments	$6,504

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO TRUETIME INC. UNAUDITED

FINANCIAL STATEMENTS

Page

Unaudited Financial Statements and Notes
Condensed Balance Sheets as of September 30, 2001 and June 30, 2002	F-32
Condensed Statements of Operations for the Nine Months Ended June 30, 2001 and June 30, 2002	F-33
Condensed Statements of Cash Flows for the Nine Months Ended June 30, 2001 and 2002	F-34
Notes to Unaudited Condensed Financial Statements	F-35

TRUETIME, INC.

CONDENSED BALANCE SHEETS
(in thousands)
(unaudited)

	September 30, 2001	June 30, 2002
ASSETS
Current assets:
Cash and cash equivalents	$7,809	$6,702
Trade accounts receivable, net of allowance of $49 and $7	3,450	3,495
Inventories	5,396	4,623
Prepaid expenses and other assets	569	532
Income taxes receivable	635	438
Deferred income tax	1,252	—

Total current assets	19,111	15,790

Property and equipment, net	4,094	3,781
Prepaid expenses, non-current	53	—
Goodwill, net of accumulated amortization of $266 and $286	765	745

Total assets	$24,023	$20,316

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$724	$888
Accrued expenses	1,165	871
Capital lease, current	172	182
Deferred revenue	122	118
Lease loss accrual	578	618

Total current liabilities	2,761	2,677

Non-Current liabilities:
Deferred income taxes	105	—
Capital lease	512	374
Deferred revenue	66	106
Lease loss accrual	421	—

Total liabilities	3,865	3,157

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 20,000,000 authorized; 5,950,000 shares issued and outstanding	60	60
Additional paid-in capital	12,907	12,912
Additional paid-in capital—warrants	455	455
Retained earnings	6,736	3,732

Total stockholders’ equity	20,158	17,159

Total liabilities and stockholders’ equity	$24,023	$20,316

The accompanying notes are an integral part of the financial statements.

TRUETIME, INC.

CONDENSED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)
(unaudited)

	Nine months ended
	June 30, 2001	June 30, 2002
Net sales	$14,034	$14,095
Cost of sales	7,599	8,055

Gross profit	6,435	6,040
Selling, general and administrative expenses	5,788	4,954
Research & development	2,611	2,663
Acquisition expenses	—	325

Loss from operations	(1,964)	(1,902)
Interest income	259	102
Interest expense	10	36

Loss before taxes	(1,715)	(1,836)
Income taxes (Benefit)	(729)	1,168

Net loss	$(986)	$(3,004)

Weighted average shares outstanding – Basic	5,950,000	5,950,000
Basic loss per share	$(0.17)	$(0.50)
Diluted loss per share	$(0.17)	$(0.50)

The accompanying notes are an integral part of the financial statements.

TRUETIME, INC.

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Nine months ended
	June 30, 2001	June 30, 2002
Cash flows from operating activities:
Net loss	$(986)	$(3,004)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred income taxes	(194)	1,147
Depreciation and amortization	504	683
Loss on disposal of property and equipment	5	10
Compensation expense related to options granted	6	5
Effects of changes in operating assets and liabilities
Trade accounts receivables, net	1,507	(45)
Inventories	522	773
Prepaid expenses and other assets	(689)	90
Income taxes	—	197
Trade accounts payable	(412)	164
Accrued expenses	(245)	(294)
Lease loss accrual	—	(381)
Deferred revenue	120	36

Net cash provided by (used in) operating activities	138	(619)

Cash flows from investing activities:
Proceeds from sale of equipment	752	—
Capital expenditures	(1,774)	(360)

Net cash used in investing activities	(1,022)	(360)

Cash flows from financing activities:
Principal payments on capital lease	(27)	(128)

Net cash used in financing activities	(27)	(128)

Decrease in cash and cash equivalents	(911)	(1,107)
Cash and cash equivalents, beginning of period	7,884	7,809

Cash and cash equivalents, end of period	$6,973	$6,702

Non-cash financing activities:
Assets acquired under capital lease:	$752	$—

The accompanying notes are an integral part of the financial statements.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Presentation

The balance sheet of TrueTime, Inc. (“the Company”) at September 30, 2001 has been derived from the Company’s audited financial statements at that date. The balance sheet at June 30, 2002, the statements of operations and cash flows for the nine months ended June 30, 2001 and 2002, have been prepared by the Company, unaudited. In the opinion of management, all adjustments consisting of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows have been made. The results of operations for the nine months ended June 30, 2001 and 2002 are not necessarily indicative of the operating results for a full year or for future operations.

Certain information and footnote disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States of America have been omitted. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s Annual Report on Form 10-K for the year ended September 30, 2001.

Certain prior year amounts have been reclassified to conform to the 2002 financial statement presentation. The reclassifications have no impact on previously reported 2001 net loss, total cash flows or stockholders’ equity.

All numbers are in thousands except share and per share data.

2.    Loss Per Common Share

The following table summarizes the calculation of net loss and weighted average common shares and common equivalent shares outstanding for purposes of the computation of losses per share:

TrueTime, Inc.

Loss Per Common Share

	Nine months
	June 30, 2001	June 30, 2002
Net loss available to common stockholders (in thousands)	$(986)	$(3,004)

Weighted average common shares outstanding	5,950,000	5,950,000
Weighted average common share equivalents outstanding*	—	—

Weighted average common shares and common share equivalents outstanding	5,950,000	5,950,000

Basic loss per common share	$(0.17)	$(0.50)

Diluted loss per common share	$(0.17)	$(0.50)

*
Due to their anti-dilutive effect, additional warrants and options totaling 1,034,700 shares equivalent for both the nine months ended June 30, 2001 and additional warrants and options totaling 911,409 shares equivalent for the nine months ended June 30, 2002, are excluded from the calculation above.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

3.    Inventories

Inventories consisted of the following (in thousands), net of reserves of $805 at September 30, 2001 and $357 at June 30, 2002:

	September 30, 2001	June 30, 2002
Finished goods	$820	682
Work in process	737	647
Raw material	3,839	3,294

	$5,396	$4,623

4.    Recent Accounting Pronouncements

Business Combinations and Goodwill and Other Intangible Assets

On June 29, 2001, the Financial Accounting Standards Board (“FASB”) announced the issuance of Statement of Financial Accounting Standards (“SFAS”) No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” The Company has goodwill for which amortization has been recorded against in prior periods. Amortization of goodwill per quarter is $6,444; amortization of goodwill for the year would be $25,776. Under the current guidelines, the Company will adopt the provisions of SFAS 142 on October 1, 2002. Currently, the Company is evaluating the impact of adopting SFAS 142. Goodwill is carried at $745,668, the net book value.

Accounting for the Impairment or Disposal of Long-Lived Assets

On October 3, 2001, the FASB issued SFAS No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Early application is encouraged.

This statement supercedes:

•	SFAS No.121 (“SFAS 121”)—“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”; and

•	Accounting Principles Board (“APB”) No. 30—“Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business”.

SFAS No.144 (“SFAS 144”) sets forth that if the expected undiscounted cash flows from an asset are insufficient to recover its carrying cost and if the carrying cost exceeds its estimated market value, then an impairment must be recognized.

SFAS 144 also develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues.

SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction.

The Company is in the process of evaluating the effect of SFAS 142 and 144 on its financial statements. The impact of adopting these standards is not known at this time.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SFAS No. 145, Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002 This Statement rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. This Statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers”.

This Statement amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company has reviewed this pronouncement and will consider its impact on any relevant transactions.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”

This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Those costs include, but are not limited to, the following:

a.
Termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract (hereinafter referred to as one-time termination benefits);

b.	Costs to terminate a contract that is not a capital lease; and

c.	Costs to consolidate facilities or relocate employees.

This Statement does not apply to costs associated with the retirement of a long-lived asset covered by FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. The impact of this pronouncement on the Company’s financial statements is not known at this time.

5.    Restructuring Costs

In July 2001, the Company adopted a restructuring plan which included the abandonment and physical move from approximately 34,500 square feet of its existing leased facility at Westwind Blvd. and as a result the Company recorded a lease loss accrual of approximately $998,000 on September 30, 2001. The accrual represents costs recognized pursuant to Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” and SAB No.100, “Restructuring and Impairment Charges”. The Company committed to a sufficiently detailed plan that identified significant actions to be taken and the activities that would not be continued (including the method of disposition and location of such activities). The expected date of completion of the plan was December 15, 2001; the Company completed the plan on December 13, 2001. During the nine months ended June 30, 2002, leasehold expenses in the amount of $380,322 which were associated with the abandoned facility space were charged against the lease loss accrual. Approximately $206,759 of this charge would have been recognized in cost of goods sold and $173,563 would have been recognized in operating expenses for the nine months ended June 30, 2002.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS UNAUDITED—(Continued)

The following table summarizes the activity in the lease loss accrual (in thousands) :

Lease loss accrual at September 30, 2001	$999
Less:
Lease payments	343
Building utilities, maintenance	38

Lease loss accrual at June 30, 2002	$618

6.    Accounting For Income Taxes

The difference between the effective tax rate reflected in the total provision for income taxes and the statutory federal rate of 34% relate primarily to permanent differences, limitations on state net operating loss carryforwards, tax credits, other adjustments, and recording a valuation allowance against our net deferred tax asset.

Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax liabilities and assets were as follows:

	September 30, 2001	June 30, 2002
	(in thousands)
Deferred income tax assets (current liabilities):
Allowance for doubtful accounts	$21	$3
Accrued product warranty	16	15
Inventories	381	152
Accrued compensated absences	102	103
NOL carryforward	439	1,435
Lease loss accrual	428	264
Other	(135)	(105)

	1,252	1,867
Deferred income tax liability:
Other	(105)	(117)

Less valuation allowance	—	(1,750)
Net deferred income tax asset	$1,147	$0

At June 30, 2002, the Company had available net operating loss (NOL) carryforwards of approximately $3.5 million and $2.7 million for federal and state income tax purposes, respectively, expiring beginning in 2020 (federal) and 2010 (state). Under the liability method, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards or the possibility of carrying back current Federal losses to prior profitable years. While operating results have improved significantly over the previous quarter, net operating losses continued to increase this quarter as they have over the past six quarters. These growing net operating losses, coupled with the Company’s inability to meet short term projected profit levels has prompted management to record a 100% valuation allowance against its net deferred tax asset because it is more likely than not that some portion or all of this deferred tax asset will not be realized.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS UNAUDITED—(Continued)

7.    Other Events

On March 27, 2002, the Company publicly announced that it had entered into a definitive merger agreement with Symmetricom, Inc. (“Symmetricom”) pursuant to which Symmetricom will exchange 2.6 million shares of Symmetricom common stock and $5 million in cash, subject to certain possible downward adjustments relating to costs associated with the transaction, for all the outstanding shares of TrueTime. The Company will become a wholly owned subsidiary of Symmetricom under the outline of the definitive agreement. The consummation of the merger is subject to customary conditions, including approval of the stockholders of the Company. The proposed merger will be a taxable transaction. The Company expensed fees related to the merger in the amount of $0.325 million during the nine months ended June 30, 2002.

INDEX TO TRUETIME INC. AUDITED

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of TrueTime, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of TrueTime, Inc. at September 30, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PRICEWATERHOUSECOOPERS LLP

San Francisco, California
November 2, 2001

TRUETIME, INC.

BALANCE SHEETS

	As of September 30,
	2000	2001
ASSETS
Current assets:
Cash and cash equivalents	$7,884,386	$7,809,156
Receivables:
Trade accounts, net of allowance of $34,044 and $48,790	4,434,391	3,450,098
Inventories	7,427,895	5,395,465
Prepaid expenses and other current assets	364,563	569,151
Income taxes receivable	—	635,039
Deferred income tax, current	282,611	1,252,114

Total current assets	20,393,846	19,111,023

Property and equipment, net	2,903,386	4,093,540
Prepaid expenses, non-current	307,143	52,956
Deferred income tax, non-current	17,458	—
Goodwill, net of accumulated amortization of $240,458 and $266,234	790,776	765,000

Total assets	$24,412,609	$24,022,519

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$809,773	$724,030
Accrued expenses	1,146,750	1,165,033
Income taxes payable	33,535	—
Capital lease	—	172,226
Deferred revenue	—	121,677
Lease loss accrual	—	577,940

Total current liabilities	1,990,058	2,760,906

Non-current liabilities:
Deferred income taxes	—	105,178
Capital lease	—	512,054
Deferred revenue	—	65,899
Lease loss accrual	—	420,264

Total liabilities	1,990,058	3,864,301

Commitments and contingencies (Note 10)

Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 20,000,000 shares authorized; 5,950,000 shares issued and outstanding	59,500	59,500
Additional paid-in capital	12,900,767	12,907,247
Warrants	455,043	455,043
Retained earnings	9,007,241	6,736,428

Total stockholders’ equity	22,422,551	20,158,218

Total liabilities and stockholders’ equity	$24,412,609	$24,022,519

The accompanying notes are an integral part of the financial statements

TRUETIME, INC.

STATEMENTS OF OPERATIONS

	Years Ended September 30,
	1999	2000	2001
Net sales	$20,645,240	$21,106,457	$19,441,543
Cost of sales	9,076,137	9,646,343	11,375,940

Gross profit	11,569,103	11,460,114	8,065,603

Operating expenses:
Selling, general and administrative	5,905,203	7,153,179	7,649,595
Research and development	2,155,597	3,189,767	3,519,035
Restructuring costs	—	—	998,204

Total operating expenses	8,060,800	10,342,946	12,166,834

Income (loss) from operations	3,508,303	1,117,168	(4,101,231)

Interest and other income (expense):
Interest income	300,109	533,898	320,170
Other, net	4,982	13,656	(22,752)

Total interest and other income, net	305,091	547,554	297,418

Net income (loss) before income taxes	3,813,394	1,664,722	(3,803,813)
Provision (benefit) for income taxes	1,546,846	680,594	(1,533,000)

Net income (loss)	$2,266,548	$984,128	$(2,270,813)

Weighted average shares outstanding as adjusted for reincorporation:
Basic	4,000,000	5,513,934	5,950,000
Diluted	4,000,000	5,610,482	5,950,000
Earnings (loss) per share:
Basic and diluted	$0.57	$0.18	$(0.38)

The accompanying notes are an integral part of the financial statements

TRUETIME INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended September 30, 1999, 2000 and 2001

	Common Stock		Additional Paid-In Capital	Warrants	Retained Earnings	Total
	Shares	Amount
Stockholders’ equity, September 30, 1998	4,000,000	$40,000	$4,689,838	$—	$5,756,565	$10,486,403
Net income	—	—	—	—	2,266,548	2,266,548

Stockholders’ equity, September 30, 1999	4,000,000	40,000	4,689,838	—	8,023,113	12,752,951
Issuance of common stock in initial public offering, including over-allotment option, net of issuance costs	1,950,000	19,500	8,623,167	—	—	8,642,667
Warrants issued to underwriters in conjunction with initial public offering	—	—	(455,043)	455,043	—	—
Issuance of options in exchange for services	—	—	42,805	—	—	42,805
Net income	—	—	—	—	984,128	984,128

Stockholders’ equity, September 30, 2000	5,950,000	59,500	12,900,767	455,043	9,007,241	22,422,551
Issuance of options in exchange for services	—	—	6,480	—	—	6,480
Net loss	—	—	—	—	(2,270,813)	(2,270,813)

Stockholders’ equity, September 30, 2001	5,950,000	$59,500	$12,907,247	$455,043	$6,736,428	$20,158,218

The accompanying notes are an integral part of the financial statements

TRUETIME, INC.

STATEMENTS OF CASH FLOWS

	Years Ended September 30,
	1999	2000	2001
Cash flows from operating activities:
Net income (loss)	$2,266,548	$984,128	$(2,270,813)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	47,360	(127,279)	(846,867)
Depreciation and amortization	342,888	492,756	732,005
Gain or loss on disposal of property and equipment	—	51,973	3,525
Issuance of stock options in exchange for services	—	42,805	6,480
Lease loss accrual	—	—	998,204
Effects of changes in operating assets and liabilities:
Trade accounts receivable, net	(1,365,536)	(121,037)	984,293
Inventories	(846,951)	(2,363,116)	2,032,430
Prepaid expenses and other assets	124,902	(647,953)	49,599
Income taxes	—	33,535	(668,574)
Trade accounts payable	330,790	42,435	(85,743)
Accrued expenses	733,704	(824,316)	18,283
Deferred revenue	—	—	187,576

Net cash provided by (used in) operating activities	1,633,705	(2,436,069)	1,140,398

Cash flows from investing activities:
Decrease in receivable from OYO U.S.A.	2,308,981	433,000	—
Proceeds from sale of equipment and sales leaseback	—	—	787,186
Capital expenditures	(442,183)	(2,294,064)	(1,934,908)

Net cash provided by (used in) investing activities	1,866,798	(1,861,064)	(1,147,722)

Cash flows from financing activities:
Principal payments on capital lease	—	—	(67,906)
Proceeds from initial public offering, including over-allotment option	—	9,750,000	—
Costs of initial public offering, including commissions	—	(1,107,332)	—

Net cash provided by (used in) financing activities	—	8,642,668	(67,906)

Increase (decrease) in cash and cash equivalents	3,500,503	4,345,535	(75,230)
Cash and cash equivalents, beginning of period	38,348	3,538,851	7,884,386

Cash and cash equivalents, end of period	$3,538,851	$7,884,386	$7,809,156

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1,472,432	$859,493	$178,000
Cash paid for interest	—	—	$23,539
Supplemental disclosures of non cash investing and financing transactions:
Non-cash settlement of cumulative allocated current income taxes by offset against receivable from OYO U.S.A.	$4,229,878	—	—
Warrants issued to underwriter in conjunction with initial public offering	—	$455,043	—

The accompanying notes are an integral part of the financial statements

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS

1.    Organization and Summary of Significant Accounting Policies:

TrueTime, Inc. (the “Company”) is a publicly traded company incorporated in the state of Delaware. The Company had its initial public offering on December 16, 1999. Prior to the completion of its initial public offering, the Company was a wholly owned subsidiary of OYO Corporation U.S.A., a Texas corporation, (“OYO USA” or “Parent”). OYO USA is a wholly owned subsidiary of OYO Corporation, a Japanese corporation (“OYO Japan”). As of September 30, 2001, approximately 42% of TrueTime’s common stock was owned by OYO USA. The Company designs, develops and manufactures precision time products that are essential components in modern communications and computer systems. The Company’s products are used in telecommunications, computer networking and aerospace industries as well as in various other commercial markets. The Company’s products use a variety of external timing references, including most importantly the Global Positioning System, together with state-of-the-art clocks to provide high quality signals (frequencies) and precision time.

The significant accounting policies followed by the Company are summarized below:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is primarily derived from the sale of precision time and frequency instruments. Revenue is recognized when products are shipped and title has passed to the customer. The Company also sells extended service contracts on its products. Revenue on these service contracts is deferred and recognized over the life of the contract.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $128,548, $320,087, and $400,678 for the years ended September 30, 1999, 2000, and 2001, respectively.

Research and Development Costs

Research and development costs are expensed as incurred.

Allocation of Operating Expenses from OYO USA

The Company and OYO USA have separate management, operating facilities and administrative functions and do not conduct shared research and development activities. OYO USA arranged for specific shared services for its subsidiaries, including the Company prior to its initial public offering, related primarily to employee benefit matters. The costs of such shared services were charged directly to the subsidiaries when the vendor provided a specific subsidiary breakout of the total costs or were allocated to the subsidiaries based on total revenues or other reasonable allocation bases. Management believes that the method for allocating the costs of shared services is reasonable and that such costs allocated to the Company for all periods presented in the accompanying financial statements are not materially different from the costs that would have been incurred if the Company had operated on a stand alone basis.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt securities purchased with an original or remaining maturity at the time of purchase of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and trade accounts receivable.

The Company maintains some of its cash in bank deposit accounts which at times, may exceed federally insured limits. Management believes the financial strength of the financial institutions minimizes the credit risk related to such deposits. The Company also maintains cash equivalent assets in high quality U.S. issued money market securities, other U.S. government securities, and repurchase agreements.

The Company sells products to customers throughout the United States and various foreign countries. The Company’s normal credit terms for trade receivables are 30 days. In certain situations, credit terms may be extended to 60 days. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances are maintained for estimated credit losses. The Company’s provision for bad debts was zero, $37,252 and $48,790 for the years ended September 30, 1999, 2000 and 2001, respectively. The Company’s write off of bad debts against the allowance for doubtful accounts was zero, $13,208 and $34,044 for the years ended September 30, 1999, 2000 and 2001, respectively.

Inventories

Inventories are stated at the lower of cost (as determined by a standard cost method that approximates the first-in, first-out method) or market.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate face value due to their short maturities.

Capital lease—the estimated fair value of the capital lease was determined by discounting estimated future cash flows using the Company’s incremental borrowing rate. Based on this calculation, the estimated fair value approximates the carrying value.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization expense is provided by the straight-line method over an estimated useful life of 3 years for computer software and hardware, 5 years for equipment, and 7 years for furniture and fixtures. Leasehold improvements are amortized over the shorter of their economic life or the term of the lease.

Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the accounts and any gain or loss thereon is reflected in operations.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Internal Use Software Costs

Internal use software costs have been accounted for in accordance with Statement of Position No. 98-1 (SOP 98-1) Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Under the standard, computer software costs related to internal software that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project), and interest costs incurred when developing computer software for internal use are capitalized. Internally developed software costs are amortized on the straight-line basis over an estimated useful life of 3 years.

Goodwill

Goodwill is amortized to expense using the straight-line method over an estimated useful life of 40 years.

Goodwill and other long-lived assets are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount of the assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the Company’s operations with the carrying value of goodwill and other long-lived assets. If the carrying value of such assets exceeds the expected undiscounted future cash flows, an impairment loss is recognized to the extent the carrying amount of the assets exceeds their fair values.

Amortization expense was $25,776, $25,776, and $25,776 for the years ended September 30, 1999, 2000 and 2001, respectively.

Stock-Based Compensation

The Company has adopted the disclosure provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-based Compensation. The Company has elected to account for stock-based compensation issued to employees using Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations (including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB No. 25). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Product Warranties

The Company sells products under one-year warranties. The estimated future cost under existing warranties is accrued.

Income Taxes

Prior to its initial public offering in December, 1999, the Company joined in the consolidated federal and state income tax returns of OYO USA; the provision for income taxes was provided by the Company as if it filed separate income tax returns. Subsequent to the initial public offering, the Company is filing independent federal and state tax returns.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The Company follows the liability method of accounting for income taxes whereby deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Provision for income taxes is comprised of taxes payable for the current period plus the change during the period in deferred tax assets and liabilities.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 financial statement presentation. The reclassifications have no impact on previously reported 1999 and 2000 net income, cash flows or stockholder’s equity.

Litigation

The Company is involved from time to time in various legal proceedings which are incidental to the industry and for which certain matters are covered in whole or in part by insurance, or for which the Company has recorded accruals for estimated settlements. Management believes that any liability which may result from these proceedings will not have a material adverse effect on the Company’s financial statements.

Earnings per Share

The Company computes earnings (loss) per share pursuant to Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic earnings (loss) per share is computed by dividing net income applicable to common stockholders by the weighted average number of shares of the Company’s common stock outstanding during the period. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased for common equivalent shares assuming exercise of dilutive stock options and warrants using the treasury stock method.

The following summarizes the calculation of net income (loss) and weighted average common shares and common share equivalents outstanding for purposes of the computation of earnings (loss) per share:

	Years Ended September 30,
	1999	2000	2001
Net income (loss) available to common stockholders	$2,266,548	$984,128	$(2,270,813)
Weighted average common shares outstanding	4,000,000	5,513,934	5,950,000
Weighted average common share equivalents outstanding*	—	96,548	—

Weighted average common shares and common share equivalents outstanding	4,000,000	5,610,482	5,950,000

Basic earnings (loss) per share	$0.57	$0.18	$(0.38)
Diluted earnings (loss) per share	$0.57	$0.18	$(0.38)

*
Due to their anti-dilutive effect, additional warrants and options of 75,000 and 983,075 shares equivalent for the years ending September 30, 2000 and 2001, respectively, are excluded from the calculation above.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities.    The Company has adopted the provisions of Financial Accounting Standards Board (FASB) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company does not currently hold derivative instruments or engage in hedging activities and therefore the adoption of FASB No. 133 has not had a significant effect on the Company’s financial position, results of operations or cash flows.

Revenue Recognition in Financial Statements.    The Company has complied with the guidance provided by Staff Accounting Bulletin (SAB) No. 101 for the year ended September 30,2001. Compliance with this provision did not have a material impact on the Company’s financial position, results of operations or cash flows.

On June 29, 2001, the Financial Accounting Standards Board (FASB or the “Board”) unanimously voted in favor of issuing two Statements: Statement No. 141 (SFAS 141), Business Combinations, and Statement No. 142 (SFAS 142), Goodwill and Other Intangible Assets.

SFAS 141 primarily addresses the accounting for the cost of an acquired business (i.e., the purchase price allocation), including any subsequent adjustments to its cost. SFAS 141 supercedes APB 16, Business Combinations.

The most significant changes made by SFAS 141 are:

•	It requires use of the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method.

•	It provides new criteria for determining whether intangible assets acquired in a business combination should be recognized separately from goodwill.

SFAS 141 is effective for all business combinations (as defined in the Statement) initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001 (that is, the date of acquisition is July 1, 2001, or later).

SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). SFAS 142 supercedes APB 17, Intangible Assets.

The most significant changes made by SFAS 142 are:

•	Goodwill and indefinite lived intangible assets will no longer be amortized and will be tested for impairment at least annually.

•	Goodwill will be tested at least annually at the reporting unit level.

•	The amortization period of intangible assets with finite lives is no longer limited to forty years.

SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity’s statement of financial position at that date, regardless of when those assets were initially recognized. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been issued previously. In all cases, the provisions of SFAS 142 should be applied at the beginning of a fiscal year. Retroactive application is not permitted.

The Company has goodwill for which amortization has been recorded against in prior periods. The impact of the future adoption of SFAS 142 has yet to be determined. The Company has not opted for early adoption of SFAS 142. Amortization of goodwill per quarter is $6,444; amortization of goodwill for 2001 was $25,776. The Company will need to review the potential impairment of carrying values of goodwill to determine if there will be a write-down. Currently, goodwill is carried at $765,000, the net book value.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144). SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction.” SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged.

The Company is in the process of evaluating the effect of SFAS 144 on its financial statements.

2.    Inventories:

Inventories consisted of the following:

	As of September 30,
	2000	2001
Finished goods	$1,265,634	$819,618
Work in process	2,449,071	737,350
Raw materials	3,713,190	3,838,497

	$7,427,895	$5,395,465

Inventories are presented net of reserves for slow moving, excess and obsolete inventory of $220,260 and $805,432 as of September 30, 2000 and 2001, respectively. Net changes in such reserves charged to cost of sales were zero, $190,088 and $585,172 for the years ended September 30, 1999, 2000 and 2001, respectively.

The Company relies on a limited number of suppliers for certain critical components and uses a single supplier for a key component of its largest product line. Purchases from this supplier approximated $585,000, $580,000 and $560,000 for the years ended September 30, 1999, 2000 and 2001, respectively.

3.    Property and Equipment:

Property and equipment consisted of the following:

	As of September 30,
	2000	2001
Machinery and equipment	$1,131,845	$1,378,647
Computer equipment and software	1,768,758	2,102,431
Furniture and fixtures	303,280	969,053
Transportation equipment	27,100	27,100
Leasehold improvements	153,207	1,560,061
Construction in process	911,964	59,991

	4,296,154	6,097,283
Accumulated depreciation and amortization	(1,392,768)	(2,003,743)

	$2,903,386	$4,093,540

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization expense was $317,112, $466,980 and $721,598 for the years ended September 30, 1999, 2000, and 2001, respectively.

Included in the property and equipment summary is equipment under capital lease with an aggregate cost of $752,186 and a net carrying value of $681,384 as of September 30, 2001.

4.    Accrued Expenses:

Accrued expenses consisted of the following:

	As of September 30,
	2000	2001
Payroll and other compensation	$681,287	$643,751
Compensated absences	316,246	349,962
Product warranty	40,000	36,000
Legal and professional fees	99,500	90,784
Other accrued expenses	9,717	44,536

	$1,146,750	$1,165,033

5.    Income Taxes:

The provision (benefit) for income taxes consisted of the following:

	Years Ended September 30,
	1999	2000	2001
Current:
Federal	$1,269,555	$641,169	$(686,933)
State	229,931	166,704	800

	1,499,486	807,873	(686,133)

Deferred:
Federal	40,051	(111,612)	(599,067)
State	7,309	(15,667)	(247,800)

	47,360	(127,279)	(846,867)

	$1,546,846	$680,594	$(1,533,000)

The differences between the effective tax rate reflected in the total provision for income taxes and the statutory federal tax rate of 34% were as follows:

	Years Ended September 30,
	1999	2000	2001
Provision for income taxes at the statutory rate	$1,296,554	$566,005	$(1,176,649)
State income taxes, net of federal income tax benefit	237,240	99,684	(335,595)
Goodwill amortization	8,764	8,764	10,408
Other	4,288	6,141	(31,164)

Provision for income taxes	$1,546,846	$680,594	$(1,533,000)

Effective income tax rate	40.6%	40.9%	40.3%

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Deferred income taxes under the liability method reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax liabilities and assets were as follows:

	As of September 30,
	2000	2001
Deferred income tax assets:
Allowance for doubtful accounts	$14,584	$20,902
Accrued product warranty	17,136	15,422
Inventories	167,712	380,931
Accrued compensated absences	43,545	101,948
NOL carryforward	—	439,212
Lease loss accrual	—	428,400
Other	57,092	(134,701)

	300,069	1,252,114
Deferred income tax liability:
Other	—	(105,178)

Net deferred income tax asset	$300,069	$1,146,936

Under the liability method, a valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the Company’s historical taxable income record and taxable income available in carryback years, management believes that the Company will realize the deferred tax assets.

At September 30, 2001 the Company had available net operating loss (NOL) carryforwards of approximately $1,347,000 and $1,269,000 for federal and state income tax purposes, respectively, all of which expire in the years 2020 (federal) and 2010 (state).

6.    Stockholders’ Equity:

Effective November 1, 1999, the Company was reincorporated from California to Delaware under the name TrueTime, Inc. The reincorporation was accomplished by the merger of the California corporation into the Delaware corporation and the issuance to OYO USA of 4,000,000 shares of $.01 par value common stock in a newly formed Delaware corporation. After the reincorporation, the Company has 20,000,000 authorized shares of $.01 par value common stock. On December 16, 1999 in association with the Company’s initial public offering, 1,500,000 shares were issued and later on January 8, 2000 an additional 450,000 shares were issued to cover the exercise of over-allotment options by the underwriters for the initial public offering. A total of 5,950,000 shares are outstanding. The accompanying financial statements reflect the capital structure of the Company after the reincorporation and the assets, liabilities, total stockholders’ equity and results of operations of the predecessor California corporation for all dates and periods presented. Earnings per share information has been computed giving effect to the common shares outstanding after the reincorporation for all periods presented.

Effective with the reincorporation, the Company has 1,000,000 authorized shares of $0.01 par value preferred stock. No preferred shares have been issued.

In addition, the Company has issued warrants to purchase 200,000 shares to C.E. Unterberg, Towbin as additional underwriting compensation in connection with the initial public offering at an exercise price equal to $5.50 (110% of the offering price). The warrants were immediately exercisable and expire on December 22,

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

2004. The fair value of the warrants was estimated at $455,043 using the Black-Scholes model using the following assumptions: risk-free interest rate of 5.43%; expected life of 2 years; expected dividend rate of 0%; and volatility of 85%. The fair value has been recorded as a cost of issuance in the year ended September 30, 2000. No warrants had been exercised as of September 30, 2001.

7.    Stock Option Plan:

The Company’s employees participate in the TrueTime, Inc. 1999 Key Employee Stock Option Plan (the “Employee Plan”) and the non-employee directors and consultants participate in the TrueTime, Inc. 1999 Non-Employee Director Plan (the “Director Plan”). The Employee Plan covers substantially all eligible employees in the United States. These plans were established on November 1, 1999.

The Employee Plan is administered by a committee of no fewer than two persons appointed by the board. Under the Employee Plan, options to purchase common stock and restricted stock awards up to an aggregate of 1,500,000 shares of common stock may be granted by the committee. Under the Director Plan, options to purchase common stock and restricted stock awards up to an aggregate of 150,000 shares of common stock may be granted. A total of 1,650,000 shares of the Company’s common stock have been reserved for issuance under the plans.

Options under the Employee Plan may be either “Incentive Stock Options” (ISO) or “Nonqualified Stock Options” (NSO) as defined under Section 422 of the Internal Revenue Code. Only an NSO can be granted under the Non-Employee Director Plan. The exercise price of an option shall not be less than the greater of (i) 100% of the fair market value of the shares or (ii) the aggregate par value of the shares, on the date the option is granted. The exercise price of any ISO granted to a person owning more than 10% of the total combined voting power of all classes of stock of the Company shall not be less than 110% of the fair market value of the shares on the date the option is granted.

Under the Employee Plan, options generally vest at a rate of 25% of the total at the end of each anniversary of the date of grant. Options granted under the Non-Employee Director Plan are fully exercisable from date of grant. Options generally expire ten years from the date of the grant except in the case of an ISO granted to an optionee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock outstanding. In this case, the term of the option is five years from the date of the grant.

Vested options held by employees upon termination of their relationship with the Company may be exercised no later than three months following the date of termination or twelve months following death or disability until expiration of the option. Options exercisable were 60,000 and 225,925 for the years ended September 30, 2000 and 2001, respectively.

During the year ended September 30, 2001, the Company issued an option to purchase 3,000 shares of common stock at $2.59 per share to an advisor to the Company in return for services; the options vested immediately and expire in ten years. The fair value of these options was estimated at $6,480 using the Black- Scholes model using the following assumptions: risk-free interest rate of 4.93%; expected life of five years; expected dividend rate of 0%; and volatility of 118%. During the year ended September 30, 2000 the Company issued an option to purchase 10,000 shares of common stock at $5 per share to an advisor to the Company in return for services; the options vested immediately and expire in ten years. The fair value of these options was estimated at $42,805 using the Black-Scholes model using the following assumptions: risk-free interest rate of 4.5%; expected life of ten years; expected dividend rate of 0%; and volatility of 85%. These amounts have been charged to general and administrative expense during the years ended September 30, 2001 and 2000 respectively. No options had been exercised as of September 30, 2001.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

A summary of activity with respect to the Employee Plan and the Director Plan for the years ended September 30, 2000 and September 30, 2001 is as follows:

	Options Outstanding
	Options Available for Grant	Number of Options	Exercise Price	Aggregate Price	Weighted Average Exercise Price
Outstanding at September 30, 1999
Available	1,650,000	—	—	—	—
Granted	(1,001,000)	1,001,000	$3.06–$11.81	$5,454,690	$5.45
Exercised	—	—	—	—	—
Forfeited	114,500	(114,500)	$3.06–$6.19	(572,375)	$5.00

Outstanding at September 30, 2000	763,500	886,500	$3.06–$11.81	4,882,315	$5.51
Granted	(198,000)	198,000	$2.14–$3.19	590,915	2.98
Exercised	—	—	—	—	—
Forfeited	289,425	(289,425)	$2.25–$11.81	(1,928,097)	6.66

Outstanding at September 30, 2001	854,925	795,075		$3,545,133	$4.46

The following table summarizes information about stock options outstanding and exercisable as of September 30, 2001:

	Options Outstanding			Options Currently Exercisable
Exercise Price	Number Outstanding	Weighted Average Contractual Remaining Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$2.14	500	9.82	$2.14	—	$2.14
$2.25	11,500	9.57	$2.25	—	$2.25
$2.59	24,000	9.41	$2.59	22,000	$2.59
$3.00	70,000	9.32	$3.00	—	$3.00
$3.06	47,875	8.84	$3.06	15,250	$3.06
$3.19	83,000	9.11	$3.19	—	$3.19
$5.00	523,075	8.22	$5.00	177,925	$5.00
$6.19	35,125	8.53	$6.19	10,750	$6.19

	795,075	8.52	$4.46	225,925	$4.69

The following information is presented in accordance with the disclosure requirements of SFAS 123. The fair value of each option grant to employees has been estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions used for grants:

	Years Ended September 30,
	2000	2001
Risk-free interest rate	6.25%	6.02%
Expected life	6.5	6.5
Expected dividends	—	—
Volatility	118%	109%

The weighted average fair value of the options granted were $4.90 and $3.86 per share for the years ended September 30, 2000 and 2001, respectively.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Had compensation expense for the Employee Plan and Director Plan been determined based on the fair value at the grant date for options granted during the year ended September 30, 2001, consistent with the provisions of SFAS 123, the pro forma net income (loss) would have been reported as follows:

	Years Ended September 30,
	2000	2001
Net income (loss)
As reported	$984,128	$(2,270,813)
Pro forma	$8,935	$(2,951,998)
Earnings (loss) per share—basic
As reported	$0.18	$(0.38)
Pro forma	$—	$(0.50)
Earnings (loss) per share—diluted
As reported	$0.18	$(0.38)
Pro forma	$—	$(0.50)

8.    Retirement Plan:

The Company’s employees are participants in a 401(k) plan (the “Plan”) provided by the Company, which covers substantially all eligible employees in the United States. The Plan is a qualified salary reduction plan in which all eligible participants may elect to have a percentage of their compensation contributed to the Plan, subject to annual limitations. The Company participated in the OYO USA plan until the initial public offering. The Company’s share of discretionary contributions was approximately $136,000, $171,000 and $190,500 for the years ended September 30, 1999, 2000 and 2001, respectively.

9.    Related Party Transactions:

Sales to OYO USA and other affiliated companies were approximately $52,000, $9,400 and $239,000 during the years ended September 30, 1999, 2000 and 2001, respectively.

Prior to the initial public offering, the Company participated in the central cash management system of OYO USA in which the net cash provided or used by operations was transferred to or from OYO USA on a daily basis. Since the implementation of the central cash management system, the Company’s cash flow provided from operating activities exceeded capital expenditure and, as a result, the Company maintained a receivable from OYO USA for the excess that was held in the cash management system. Beginning October 1, 1997, OYO USA implemented a policy of crediting interest on the receivable balance. Interest credited and added to the receivable balance was $300,109 for the year ended September 30, 1999. For financial reporting purposes, the receivable from OYO USA represents the cumulative amount of cash contributed to the central cash management system, plus the interest credited thereon, net of the cumulative amount of current federal income taxes that have been allocated from OYO USA.

On September 30, 1999, the Company and OYO USA conducted a partial and preliminary settlement of the receivable from OYO USA. On that date, OYO USA formally settled the cumulative amount of allocated current income taxes of $4,229,878 by offsetting such amount against the receivable from OYO USA for the cumulative amount of cash contributed to the central cash management system. In addition, OYO USA paid the Company $3,500,000 in cash as a partial settlement of the resulting net receivable balance. At September 30, 1999, after considering this transaction, the remaining receivable from OYO USA was $432,608. This amount was paid in fiscal year 2000. In October 1999, the Company transferred $3,500,000 in cash to OYO USA subject to the terms of a Trust Agreement with OYO USA. Under the terms of the Trust Agreement, OYO USA acknowledged and

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

agreed that it held $3,500,000, plus the investment income earned thereon, for the Company’s benefit and managed the trust assets as part of OYO USA’s other cash management activities. This action was taken to maximize the return on the Company’s assets available for investment. On December 1, 1999, the Trust Agreement was terminated and the cash and cash equivalents held in trust in the amount of $3,530,089 were distributed to the Company.

The underwriter of the Company’s initial public offering holds warrants to purchase 200,000 shares of common stock at $5.50 per share, which are outstanding and exercisable as of September 30, 2001. A Director of the Company is a member of a law firm which provides the Company with legal services. Costs from this law firm of $315,122 were charged to operations and cost of issuance for the year ended September 30, 2000. Costs from this firm of $116,922 were charged to operations for the year ended September 30, 2001.

10.    Commitments:

Operating and Capital Leases

The Company leases certain office space and manufacturing facilities under noncancelable operating leases. The Company also entered into a capital lease on April 30, 2001 for certain modular furnishings and equipment. For fiscal years ending after September 30, 2001, the approximate future minimum rental commitments under noncancelable operating leases and capital leases are as follows:

Years Ended September 30,	Capital	Operating
2002	$219,468	$1,181,767
2003	219,468	1,173,965
2004	219,468	1,165,927
2005	128,023	1,348,984
2006	—	1,441,867
Thereafter	—	11,785,714

Total minimum lease payments	786,427	$18,098,224

Less amount representing interest	102,147

Present value of minimum lease payments	684,280
Less current portion of capital lease obligations	172,226

Long term portion	$512,054

The above lease commitments include the Company’s lease on its former Duke Court facility and the lease on its new building at 3750 Westwind Blvd. TrueTime entered into a sublease on its former facility in December, 2000 for a term of forty-eight and one half months with an option to extend the sublease for one additional thirty-six month period. The cost of the lease and leasehold improvements is offset by a positive cash flow generated by the sublease. Lease expense for the former facility will be $644,840 over the balance of the sublease (40 month period), subject to an adjustment at December 22, 2004 based on the national consumer price index (“CPI”). Income from the sublease for that period will be $896,824. The Company moved to its new Westwind facility in January, 2001. The term of the lease on the Westwind facility runs through December 2015 with three five-year renewal options. The terms of the lease provide for fixed or minimum payments plus additional rents based on the consumer price index. The Company has abandoned and physically moved from approximately 34,500 square feet of the Westwind facility, as of December 15, 2001. Due to the recent economic downturn, management determined that there was excess capacity on the noncancelable lease and a restructuring charge of $998,204 has been made in fiscal year 2001. See note 11 for further discussion.

TRUETIME, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Rent expense for the years ended September 30, 1999, 2000 and 2001 was approximately $353,000, $301,875 and $990,772, respectively.

The capital lease commitment is for a sale leaseback transaction entered into with a commercial bank on April 30, 2001. The sale leaseback transaction was on modular furnishings and machinery and equipment previously purchased by the Company in the third quarter of fiscal year 2001. The results of this transaction increased our cash by $752,186 in May 2001. The lease is for a period of forty-eight months. The interest expense on this lease for year ended September 30, 2001 was $23,539.

11.    Restructuring Costs

In July, 2001, the Company adopted a restructuring plan which included the abandonment and physical move from approximately 34,500 square feet of its existing leased facility at Westwind Blvd. and as a result the Company has recorded a $998,204 lease loss accrual as of September 30, 2001. The accrual represents costs recognized pursuant to EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and SAB 100, Restructuring and Impairment Charges. The Company has committed to a sufficiently detailed plan that identifies significant actions to be taken and the activities that will not be continued (including the method of disposition and location of such activities). The expected date of completion of the plan is December 15, 2001 and significant changes to the plan are not likely.

12.    Segment Information:

The Company manages its business on a total product-line basis and has one reportable segment. The product-line and related accounting policies are described in Note 1.

Revenues related to continuing operations in the United States and foreign countries are presented below:

	Years Ended September 30,
	1999	2000	2001
Revenues from unaffiliated customers:
United States	$17,276,000	$17,137,000	$16,398,000
Foreign:
Europe	1,869,000	2,494,000	1,752,000
Other (including Africa, Asia, Canada, the Far East and South America)	1,448,000	1,466,000	1,052,000

Total	$20,593,000	$21,097,000	$19,202,000

All of the Company’s long-lived assets related to continuing operations are located in the United States.

Various branches and agencies of the U.S. Government utilize the Company’s products in varying applications. Total product sales to U.S. government units and indirect government customers, as a whole, comprised 28%, 36% and 53% of revenues during the years ended September 30, 1999, 2000 and 2001, respectively. Sales to one branch of the U.S. Government comprised 18%, 13% and 15% of the Company’s revenues for the years ended September 30, 1999, 2000 and 2001, respectively. There was one customer representing 23%, one customer representing 29% and one customer representing 21% of the trade accounts receivable balances for the years ended September 30, 1999, 2000 and 2001, respectively.

ANNEX A

AGREEMENT AND PLAN

OF MERGER

AMONG

DATUM, INC.

DUBLIN ACQUISITION SUBSIDIARY, INC.

SYMMETRICOM, INC.

Dated as of May 22, 2002

A-i

A-ii

Page

ARTICLE 10	Miscellaneous	A-49
Section 10.1	Notices	A-49
Section 10.2	Non-Survival of Representations and Warranties	A-50
Section 10.3	Amendments; No Waivers	A-50
Section 10.4	Successors and Assigns	A-50
Section 10.5	Governing Law	A-50
Section 10.6	Jurisdiction	A-50
Section 10.7	Waiver of Jury Trial	A-51
Section 10.8	Counterparts; Effectiveness	A-51
Section 10.9	Entire Agreement	A-51
Section 10.10	Captions	A-51
Section 10.11	Severability	A-51

EXHIBITS
Exhibit A-1	Form of Support Agreement – Company	A-53
Exhibit A-2	Form of Support Agreement – Parent	A-59
Exhibit B	Form of Lockup Agreement	A-65
Exhibit C	Form of Company Affiliate Agreement	A-70

SCHEDULES
Company Disclosure Schedule
Parent Disclosure Schedule
Schedule 1.1
Schedule 2.2(d)

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of May         , 2002 (the “Agreement”), by and among DATUM, INC., a Delaware corporation (the “Company”), SYMMETRICOM, INC., a Delaware corporation (“Parent”), and DUBLIN ACQUISITION SUBSIDIARY, INC., a Delaware corporation and a wholly owned subsidiary of SYMMETRICOM, INC. (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement, and deem it advisable and in the best interests of each corporation and its respective stockholders to consummate the merger of Merger Sub with and into the Company upon the terms and subject to the conditions of this Agreement; and

WHEREAS, pursuant to the Merger, among other things, and subject to the terms and conditions of this Agreement, all of the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive shares of voting common stock of Parent and all outstanding options and warrants to purchase shares of common stock of the Company which are not exercised prior to the Merger shall be assumed by Parent; and

WHEREAS, it is intended that the Merger qualify as a tax-free reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and be accounted for as a purchase transaction; and,

WHEREAS, each of the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby:

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

Section 1.1    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

“Affiliates Agreement” has the meaning assigned in Section 7.9.

“Agreement” has the meaning assigned in the Preamble.

“Certificates” has the meaning assigned in Section 2.3(a).

“Certified Estimate” has the meaning assigned in Section 2.2(e).

“Change in Company Recommendation” has the meaning assigned in Section 7.1(b).

“Change in Parent Recommendation” has the meaning assigned in Section 7.1(c).

“Closing” has the meaning assigned in Section 2.1(d).

“Closing Date” has the meaning assigned in Section 2.1(d).

“COBRA” has the meaning assigned in Section 4.14(f).

“Common Stock Consideration” has the meaning assigned in Section 2.2(a)(iii).

“Company” has the meaning assigned in the Preamble.

“Company 10-Q” has the meaning assigned in Section 4.7(a).

“Company 2001 10-K” has the meaning assigned in Section 4.6.

“Company Acquisition” has the meaning assigned in Section 9.5(b).

“Company Acquisition Proposal” has the meaning assigned in Section 6.4.

“Company Affiliate” has the meaning assigned in Section 7.9.

“Company Balance Sheet” has the meaning assigned in Section 4.8.

“Company Balance Sheet Date” has the meaning assigned in Section 4.8.

“Company Common Stock” has the meaning assigned in Section 4.2.

“Company Disclosure Schedule” has the meaning assigned in Article 4.

“Company ESPP” has the meaning assigned in Section 2.4(f).

“Company Financial Statements” has the meaning assigned in Section 4.8.

“Company Lease” has the meaning assigned in Section 4.20.

“Company Recommendation” has the meaning assigned in Section 7.1(b).

“Company Representatives” has the meaning assigned in Section 6.4.

“Company Returns” has the meaning assigned in Section 4.13(b).

“Company Rights” has the meaning assigned in Section 4.2.

“Company Rights Plan” has the meaning assigned in Section 4.2.

“Company SEC Documents” has the meaning assigned in Section 4.7(a).

“Company Securities” has the meaning assigned in Section 4.2.

“Company Share” has the meaning assigned in Section 2.2(a)(ii).

“Company Stock Option” has the meaning assigned in Section 2.4(a).

“Company Stock Plans” has the meaning assigned in Section 2.4(a).

“Company Stockholder Approval” has the meaning assigned in Section 4.3.

“Company Stockholder Meeting” has the meaning assigned in Section 4.3.

“Company Transaction Fees” means all fees and expenses incurred by the Company in connection with the negotiation and effectuation of this Agreement and the transactions contemplated herein, whether payable in cash or stock, including, but not limited to, legal fees, accounting fees, the Insurance Premiums for up to six years Tail Coverage, financial advisory or investment banking fees, printers fees and all other fees and expenses of third parties, excluding, however, (i) severance or separation payments payable to employees of the Company as a result of the Merger pursuant to (A) written agreements with the Company or (B) the Company’s separation policy consistent with past practices, each as in existence as of April 25, 2002, (ii) any expenses incurred by the Company in responding to or defending against any action by a third party (including governmental entities) which would threaten the consummation of the Merger or require a modification of a material term thereof, it being understood that the cost of filing an initial notification and report form pursuant to the HSR Act is not an expense excluded under subpart (ii) of this definition.

“Company Triggering Event” has the meaning assigned in Section 9.2.

“Company Warrants” has the meaning assigned in Section 4.2.

“Continuing Employees” has the meaning assigned in Section 7.10(a).

“Costs” has the meaning assigned in Section 7.14(a).

“Credits” has the meaning assigned in Section 7.14(c).

“DGCL” means the General Corporation Law of the State of Delaware.

“DOJ” means the Antitrust Division of the U.S. Department of Justice.

“Effective Time” has the meaning assigned in Section 2.1(b).

“Employee Plans” has the meaning assigned in Section 4.14(a).

“Employment Agreements” has the meaning assigned in Section 4.14(a).

“End Date” has the meaning assigned in Section 9.1(b).

“Environment” means air, surface water, ground water, or land, including land surface or subsurface, and any receptors such as persons, wildlife, fish, biota or other natural resources.

“Environmental Law” means any federal, state, local or foreign environmental, health and safety or other Law relating to of Hazardous Materials, including the Comprehensive, Environmental Response Compensation and Liability Act, the Clean Air Act, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the California Safe Drinking Water and Toxic Enforcement Act.

“Environmental Clean-up Site” means any location which is listed or proposed for listing on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, or on any similar state list of sites relating to investigation or cleanup, or which is the subject of any pending or threatened action, suit, proceeding, or investigation, formal or informal, related to or arising from any location at which there has been a Release or threatened or suspected Release of a Hazardous Material.

Environmental Permit” means any permit, license, approval, consent or authorization required under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued by or entered into with a governmental entity or regulatory authority.

“ERISA” has the meaning assigned in Section 4.14(a).

“Excess Shares” has the meaning assigned in Section 2.6(a).

“Exchange Act” has the meaning assigned in Section 4.4.

“Exchange Agent” has the meaning assigned in Section 2.3(a).

“Exchange Ratio” has the meaning assigned in Section 2.2(a)(iii).

“FTC” means the U.S. Federal Trade Commission.

“Form S-4” has the meaning assigned in Section 4.9(a).

“GAAP” has the meaning assigned in Section 4.8.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Act” has the meaning assigned in Section 7.3.

“Hazardous Material” means (a) any chemical, material, substance or waste including, containing or constituting petroleum or petroleum products, solvents (including chlorinated solvents), nuclear or radioactive materials, asbestos in any form that is or could become friable, radon, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls, or (b) any chemicals, materials, substances or wastes which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law.

“Indemnified Parties” has the meaning assigned in Section 7.14(a).

“Insurance Premiums” has the meaning assigned in Section 7.14.

“Implied Transaction Value” has the meaning assigned in Section 2.2(d).

“Joint Proxy Statement/Prospectus” has the meaning assigned in Section 4.9(a).

“Knowledge” with respect to the “Knowledge” of a party means that such party will be deemed to have “Knowledge” of a particular fact or matter if any individual who is serving as a director or officer of such party or any of its Subsidiaries, or is otherwise listed in connection with such party on Schedule 1.1, has actual knowledge of such fact or matter, after due and diligent inquiry.

“Intellectual Property Disclosure Schedule” has the meaning assigned in Section 4.22(a).

“Lien” has the meaning assigned in Section 4.5.

“Material Adverse Effect” means any change, violation, inaccuracy, circumstance or effect that is materially adverse to the business, properties, assets (including intangible assets), liabilities, capitalization, results of operations or financial condition of either party and its Subsidiaries, taken as a whole, as the case may be; provided, however, that the following shall not be taken into account in determining whether there has been or could or would be a “Material Adverse Effect” on or with respect to a party: (a) the loss of employees as a result of reductions in force that are mutually agreed upon by the Company and Parent, (b) loss of an amount not in excess of twenty-five percent (25%) of the number of the key employees to be identified in a letter of Parent to the Company as of the date of this Agreement (including as lost employees in the case of the Company such employees as shall have given any notice or indication that they will not continue to be willing to be employed by the Surviving Corporation following the Effective Time), (c) a change in stock price of either the Company or Parent (d) any effects resulting from the announcement or completion of the transactions contemplated by this Agreement (except the loss of more than twenty-five percent (25%) of the employees referenced at subsection (b), above), (e) any occurrences relating to the economy of the United States in general or the economies in which such entity operates or the industries in which such entity operates in general and not specifically relating to such party, and (f) Parent’s consummation of, or failure to consummate, its announced proposed acquisition of TrueTime, Inc.

“Merger” has the meaning assigned in Section 2.1(a).

“Merger Consideration” has the meaning assigned in Section 2.2(b).

“Merger Sub” has the meaning assigned in the Preamble.

“NNM” means the Nasdaq National Market.

“Non-Disclosure Agreement” has the meaning assigned in Section 7.3.

“Non-U.S. Plans” has the meaning assigned in Section 4.14(h).

“Other Proposals” has the meaning assigned in Section 8.1(c).

“Parent” means Symmetricom, Inc., a Delaware corporation.

“Parent Acquisition Proposal” has the meaning assigned in Section 6.5.

“Parent 10-Q” has the meaning assigned in Section 5.6(a).

“Parent Balance Sheet” has the meaning assigned in Section 5.7.

“Parent Balance Sheet Date” has the meaning assigned in Section 5.7.

“Parent Common Stock” means the Common Stock of Parent.

“Parent Disclosure Schedule” has the meaning assigned in Article 5.

“Parent Financial Statements” has the meaning assigned in Section 5.8.

“Parent Preferred” has the meaning assigned in Section 5.2.

“Parent Recommendation” has the meaning assigned in Section 7.1(c).

“Parent Representatives” has the meaning assigned in Section 6.5.

“Parent Returns” has the meaning assigned in Section 5.13(b)

“Parent Rights Agreement” has the meaning assigned in Section 5.2.

“Parent SEC Documents” has the meaning assigned in Section 5.6(a).

“Parent Series A Preferred” has the meaning assigned in Section 5.2.

“Parent Stockholder Approval” has the meaning assigned in Section 5.3.

“Parent Stockholders Meeting” has the meaning assigned in Section 5.3.

“Parent Triggering Event” has the meaning assigned in Section 9.3.

“Permits” has the meaning assigned in Section 4.15.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

“Proprietary Rights” has the meaning assigned in Section 4.22(b).

“Qualifying Amendment” means an amendment or supplement to the Joint Proxy Statement/Prospectus or Form S-4 (including by incorporation by reference) to the extent it contains (a) a Change in the Parent Recommendation or a Change in the Company Recommendation (as the case may be), (b) a statement of the reasons of the Board of Directors of Parent or Company (as the case may be) for making such a Change in the Parent Recommendation or Change in the Company Recommendation (as the case may be) and (c) additional information reasonably related to the foregoing.

“Regulatory Law” means the HSR Act, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate (a) mergers, acquisitions or other business combinations, (b) foreign investment, or (c) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Material into the Environment.

“Required Approvals” has the meaning assigned in Section 7.4.

“Restricted Stock Purchase Agreement” means a Restricted Stock Purchase Agreement in the form utilized under one of the Company Stock Plans pursuant to which the Company has sold Company restricted stock or issued Company stock purchase rights or as may otherwise have been entered into by the Company prior to the date of this Agreement.

“SEC” has the meaning assigned in Section 4.7.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated there under.

“Site” means any of the real properties currently or previously owned, leased, occupied, used or operated by the Company, any predecessors of the Company, or any entities previously owned by the Company (in the case of previously owned entities, “Site” means real properties owned, leased, occupied, used or operated during the period the Company or its predecessor owned such entities), including all soil, subsoil, surface waters and groundwater.

“Subsidiary” when used with respect to any Person means any other Person, whether incorporated or unincorporated, of which (a) more than fifty percent (50%) of the securities or other ownership interests or (b) securities or other interests having by their terms ordinary voting power to elect more than fifty percent (50%) of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries.

“Superior Proposal” has the meaning assigned in Section 6.4.

“Support Agreements” has the meaning assigned in Section 7.5.

“Surviving Corporation” has the meaning assigned in Section 2.1(a).

“Tail Coverage” has the meaning assigned in Section 7.14(c).

“Tax” has the meaning assigned in Section 4.13(a).

“Taxing Authority” has the meaning assigned in Section 4.13(a).

“Termination Fee” means the amount in United States dollars (rounded to the nearest whole dollar) equal to 3.5% of the product obtained by multiplying 18,402,000 by the closing price on the NNM of a share of Parent Common Stock on the last trading day prior to the date of this Agreement ($6.41).

“Third Party Expenses” means all legal, accounting and financial advisory fees and expenses of third parties, whether payable in cash or securities, incurred by a party to this Agreement in connection with the negotiation and effectuation of all terms and conditions of this Agreement and the transactions contemplated hereby.

ARTICLE 2

THE MERGER
Section 2.1    The Merger.

(a)    In accordance with the provisions of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent.

(b)    As soon as practicable after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Sub shall file a certificate of merger with the Secretary of State of Delaware and make all other filings or recordings required by DGCL in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the “Effective Time”).

(c)    From and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, property and powers and be subject to all of the restrictions, disabilities, debts and duties of the Company and Merger Sub, all as provided under the DGCL.

(d)    Unless this Agreement is earlier terminated pursuant to Article 9, the closing of the Merger (the “Closing”) shall take place at the offices of Pillsbury Winthrop LLP, 2550 Hanover Street, Palo Alto, California as soon as practicable, but in any event within two (2) business days after the day on which the last to be fulfilled or waived of the conditions set forth in Article 8 (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or at such other time, place and date as is mutually agreed to in writing by the parties hereto. The date of the Closing is referred to in this Agreement as the “Closing Date.”

Section 2.2    Conversion of Shares and Merger Consideration.

(a)    As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(i)    Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.25 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with this Section 2.2(a)(i).

(ii)    Each share of Company Common Stock (a “Company Share”) held by the Company as treasury stock or owned by any subsidiary of the Company, by Parent or by any subsidiary of Parent ((together with the associated Company Right (as defined in Section 4.2, if any), shall be cancelled, and no payment shall be made with respect thereto.

(iii)    Subject to adjustment as provided in Section 2.2(d), each Company Share (together with the associated Company Right) issued and outstanding immediately prior to the Effective Time (and except as otherwise provided in Section 2.2(a)(ii)), by virtue of the Merger will be converted into the right to receive 2.7609 (the “Exchange Ratio”) shares of Parent common stock (“Parent Common Stock”). All references in this Agreement to Parent Common Stock to be issued pursuant to the Merger shall be deemed to include the corresponding right to purchase stock of Parent pursuant to the Parent Rights Agreement.

(b)    The Parent Common Stock to be received as consideration pursuant to the Merger by each holder of Company Shares (together with cash in lieu of fractional shares of Parent Common Stock as specified below) is referred to herein as the “Merger Consideration.”

(c)     From and after the Effective Time, all Company Shares converted in accordance with Section 2.2(a)(iii) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, as applicable, and any dividends payable pursuant to Section 2.3(f).

(d)     To the extent that the Certified Estimate of Company Transaction Fees exceeds $4,900,000, the Exchange Ratio shall be reduced to the product obtained (rounded to four decimal places) by multiplying 2.7609 by the fraction whose denominator is the Implied Transaction Value (as defined below) and whose numerator is equal to the remainder obtained after subtracting from the Implied Transaction Value the amount by which the Company’s Transaction Fees exceed $4,900,000. As used in this Section 2.2(d) the Implied Transaction Value shall be equal to the product obtained by multiplying 18,402,000 by the closing price on the NNM of a share of Parent Common Stock on the last trading day prior to the date of this Agreement ($6.41). Any reduction in the Exchange Ratio shall be scheduled at Schedule 2.2(d).

(e)    No later than fifteen calendar days prior to the Company Stockholder Meeting, Company shall deliver to Parent a certificate, duly executed on behalf of the Company by its chief executive officer and chief financial officer, setting forth in aggregate, and itemized by vendor, the Company’s then current estimate after due inquiry and investigation of Company Transaction Fees through the anticipated Closing Date (the “Certified Estimate”), and attaching to the Certified Estimate such documentation upon which the amounts set forth therein are based. To the extent the Certified Estimate exceeds $4,900,000, the Exchange Ratio shall be reduced forthwith consistent with Section 2.2(d) and such reduction shall be scheduled at Schedule 2.2(d).

Section 2.3    Surrender and Payment

(a)    Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging certificates representing Company Shares (the “Certificates”) for the Merger Consideration. Parent

will make available to the Exchange Agent, as needed, the Merger Consideration to be delivered in respect of the Company Shares. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record at the Effective Time of Company Shares a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent).

(b)    Each holder of Company Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, will be entitled to receive the Merger Consideration payable in respect of the Company Shares represented by such Certificate. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(c)    If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to such registration that the Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such registration shall pay to the Exchange Agent any transfer or other taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Corporation or the Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)    Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.3(a) that remains unclaimed by the holders of Company Shares one (1) year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s Company Shares for the Merger Consideration in accordance with this Section 2.3 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s Company Shares. Notwithstanding the foregoing, Parent, the Exchange Agent and the Surviving Corporation shall not be liable to any holder of Company Shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(f)    No dividends or other distributions with respect to Parent Common Stock issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 2.3. Subject to the effect of applicable laws, following such surrender, there shall be paid, without interest, to the record holder of the Parent Common Stock issued in exchange therefor(i) at the time of such surrender, all dividends and other distributions payable in respect of such Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and(ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Common Stock, all Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

Section 2.4    Stock Options, Restricted Stock and Warrants

(a)    Except as provided below in Section 2.4(f), at the Effective Time, each outstanding option to purchase Company Shares (a “Company Stock Option”) granted under the Company’s plans identified in Section 2.4 of the Disclosure Schedule (as defined in the introductory clause to Article 4 below) as being the only compensation or benefit plans or agreements pursuant to which Company Shares may be issued (collectively, the “Company Stock Plans”), whether vested or not vested, shall be deemed assumed by Parent and shall thereafter be deemed to constitute an option to acquire, on the same terms and conditions (including any provisions for acceleration) as were applicable under such Company Stock Option prior to the Effective Time (in accordance with the past practice of the Company with respect to interpretation and application of such terms and conditions), the number (rounded to the nearest whole number) of shares of Parent Common Stock determined by multiplying (x) the number of Company Shares subject to such Company Stock Option immediately prior to the Effective Time by (y) the Exchange Ratio, at a price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (a) the exercise price per Company Share otherwise purchasable pursuant to such Company Stock Option divided by (b) the Exchange Ratio. The parties intend that the conversion of the Company Stock Options hereunder will meet the requirements of section 424(a) of the Code and this Section 2.4(a) shall be interpreted consistent with such intention. The terms of the Company Stock Plans permit the assumption of options to purchase Company Common Stock as provided in this Section 2.4(a), without the consent or approval of the holders of such options, shareholders or otherwise. Except as provided below in Section 2.4(f), the Merger will not terminate or accelerate any Company Stock Option or any right of exercise, vesting or repurchase relating thereto with respect to Parent Common Stock acquired upon exercise of such assumed Company Stock Option. Holders of Company Stock Options will not be entitled to acquire Company Shares after the Merger. In addition, prior to the Effective Time, the Company will make any amendments to the terms of such stock option or compensation plans or arrangements that are necessary to give effect to the transactions contemplated by this Section 2.4.

(b)    Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery pursuant to the terms set forth in this Section 2.4.

(c)    No later than thirty-five (35) days following the Effective Time, Parent shall file with the Securities and Exchange Commission (the “SEC”) a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Parent Common Stock subject to options and other equity-based awards described in this Section 2.4, and shall use its reasonable efforts to maintain the current status of the prospectus contained therein, as well as comply with any applicable state securities or “blue sky” laws, for so long as such options or other equity-based awards remain outstanding.

(d)    Each Warrant that remains outstanding following the Effective Time shall continue to have, and be subject to, the same terms and conditions set forth in the documents governing such Warrant immediately prior to the Effective Time, except that (i) such Warrant will be exercisable for that number of whole shares of Parent Common Stock as is equal to the product of the number of Company Shares that were purchasable under the Warrant immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for Parent Common Stock issuable upon exercise of such Warrant will be equal to the quotient obtained by dividing the aggregate exercise price of such Warrant immediately prior to the Effective Time by the number of shares of Parent Common Stock for which such Warrant shall be exercisable as determined in accordance with the preceding clause (i), rounded to the nearest whole cent.

(e)    Parent shall assume the Company's obligations, and shall be assigned the Company's repurchase rights and purchase options, under any Restricted Stock Purchase Agreements entered into pursuant to the Company Stock Plans and the other restricted stock purchase agreements listed on Section 2.4(e) of the Company Disclosure Schedule, true and correct copies of which have been made available by the Company to Parent. Any and all restrictions on the Company restricted stock issued pursuant to the Company Stock Plans or such other agreements which do not lapse in accordance with their terms shall continue in full force and effect until such restrictions lapse pursuant to the terms of such agreements, and any repurchase rights or repurchase options which the Company has with respect to the Company restricted stock shall also continue in full force and effect; provided, however, that the per share repurchase price for the shares of Parent Common Stock subject to any such repurchase right or repurchase option shall be equal to the quotient determined by dividing the per share repurchase price of such Company restricted stock immediately prior to the Effective Time by the Exchange

Ratio (rounded to the nearest whole cent). The terms of the Company Stock Plans permit the assumption of the Company's obligations and assignment of the Company's repurchase rights and purchase options as provided in this Section 2.4(e), without the consent or approval of holders of such Company restricted stock, and the Merger will not accelerate the vesting of such stock or terminate any right of repurchase or purchase options with respect thereto.

(f)     Notwithstanding anything herein to the contrary, Parent shall not continue the Company Employee Stock Purchase Plan (the “Company ESPP”) or assume any rights issued thereunder, or substitute for such rights any rights covering stock of Parent, and the Company ESPP and any rights thereunder shall terminate upon the Effective Time. The terms of the Company ESPP permit the Company to shorten and terminate an offering upon the Merger without the consent or approval of participants in the Company ESPP, shareholders or otherwise.

Section 2.5    Adjustments.    If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company (other than as contemplated in Section 4.2 or permitted under this Agreement) shall occur, including, without limitation, by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be appropriately adjusted.

Section 2.6    Fractional Shares.

(a)    No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Company Shares otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.6, a cash payment in lieu of such fractional shares of Parent Common Stock in an amount equal to the product obtained by multiplying: (i) the fractional share of Parent Common Stock to which such holder otherwise would be entitled to by (ii) the closing price on the NNM of a share of Parent Common Stock on the Closing Date.

(b)    As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Shares in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of Company Shares without interest.

Section 2.7    Withholding Rights.    Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

Section 2.8    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Exchange Agent may direct, as indemnity against any claim that may be made against it, the Surviving Corporation or the Exchange Agent with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Company Shares represented by such Certificate as contemplated by this Article 2.

Section 2.9    Shares Held by Company Affiliates.    Anything to the contrary herein notwithstanding, no shares of Parent Common Stock (or certificates therefor) shall be issued in exchange for any Certificate to any Person who may be an “affiliate” of the Company (identified pursuant to Section 7.9) until such Person shall have delivered to Parent a duly executed letter as contemplated in Section 7.9. Such Person shall be subject to the restrictions described in such letter, and such shares (or certificates therefor) shall bear a legend describing such restrictions.

Section 2.10    Appraisal Rights.    In accordance with section 262 of the DGCL, no appraisal rights shall be available to holders of shares of Company Shares in connection with the Merger.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.1    Certificate of Incorporation of the Surviving Corporation.    The certificate of incorporation of Merger Sub in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be changed to the current name of the Company.

Section 3.2    Bylaws of the Surviving Corporation.    The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

Section 3.3    Directors and Officers of the Surviving Corporation.    From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as specifically disclosed in a letter delivered by the Company to Parent immediately prior to the execution of this Agreement and signed by the President and Chief Executive Officer of the Company (the “Company Disclosure Schedule”; it being understood that information disclosed on the Company Disclosure Schedule is an exception to any other representation and warranty to the extent that it is reasonably clear from the context of such Schedule that the information disclosed therein relates to such other representation and warranty), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1    Organization and Qualification.

(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted.

(b)    The Company is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, which states or jurisdictions are listed on Section 4.1(b) of the Company Disclosure Schedule, except where the failure to be so qualified or in good standing, taken together with all other such failures, would not have a Material Adverse Effect on the Company.

Section 4.2    Capitalization.    The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, $0.25 par value per share (the “Company Common Stock”) and 1,000,000 shares of Preferred Stock, $0.25 par value per share (the “Company Preferred Stock”). As of March 31, 2002, (a) 6,243,518 shares of Company Common Stock were issued and outstanding, (b) no shares of Company Preferred Stock were issued and outstanding, (c) 1,416,902 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans (other than the Company ESPP), of which stock options to purchase an aggregate of 1,188,762 shares of Company Common Stock were outstanding, and 250,000 shares of Company Common Stock were reserved for issuance to employees pursuant to the Company ESPP (of which, as of the date of this

Agreement, 139,317 shares have been issued), (d) 176,303 shares of Company Common Stock were reserved for issuance upon exercise of warrants (“Company Warrants”), (e) no Company Shares were held in the Treasury of the Company or any of its Subsidiaries and (f) 150,000 shares of the Company’s Series A Junior Preferred Stock were reserved for issuance upon exercise of rights (the “Company Rights”) issued pursuant to the Shareholder Rights Plan dated as of November 8, 1999 (the “Company Rights Plan”). All the outstanding shares of the Company’s Common Stock are, and all Company Shares that may be issued pursuant to the exercise of outstanding employee and director stock options and the Company Warrants will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in this Section 4.2 or in Section 4.2 of the Company Disclosure Schedule and except for changes since the close of business on May 20, 2002 resulting from the exercise of director or employee stock options outstanding on such date, there are outstanding (x) no shares of capital stock or other voting securities of the Company, (y) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (z) no options, warrants or other rights to acquire from the Company, and no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of the Company, obligating the Company to issue, transfer or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in clauses (x), (y) and (z) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company or any agreements, arrangements, or other understandings to which the Company or any of its Subsidiaries is a party or by which it is bound that will limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting of votes by, the stockholders of the Company with respect to the Merger.

Section 4.3    Authority.    The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the requisite approval of its stockholders, to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by Company’s Board of Directors. The Board of Directors of the Company has directed that this Agreement be submitted to the Company’s stockholders for approval at a meeting of the Company’s stockholders for the purpose of approving the Merger and this Agreement (the “Company Stockholders Meeting”), and, except for the approval of this Agreement and the Merger by the affirmative vote of holders of a majority of the outstanding shares of the Company Common Stock (the “Company Stockholder Approval”) no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) it constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

Section 4.4    Governmental Authorization.    The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger by the Company require no consent of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with DGCL, (b) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (c) compliance with any applicable requirements of the Securities Act and state securities laws, (d) compliance with the applicable requirements of the HSR Act, and (e) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

Section 4.5    Non-Contravention.    Except as disclosed in Section 4.5 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with the certificate of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.4, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company or any of its Subsidiaries, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, lease, permit or other similar authorization held by the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries. For purposes of this Agreement, “Lien” means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset other than any such mortgage, lien, pledge, charge, security interest or encumbrance (i) for Taxes (as defined in Section 4.13) not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet (as such term is defined in Section 4.8), as the case may be); (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like lien arising in the ordinary course of business; (iii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented or (iv) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, or other social security programs mandated under laws applicable to the Company Except as disclosed in Section 4.5 of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company is a party to any agreement that expressly limits the ability of the Company or any Subsidiary of the Company, or would limit Parent or any Subsidiary of Parent after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time.

Section 4.6    Subsidiaries.    Each of the Company’s Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, which states or jurisdictions are listed on Section 4.6 of the Company Disclosure Schedule, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Company. Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (the “2001 10-K”), as filed with the SEC, lists the only Subsidiaries of the Company at December 31, 2001, and all Subsidiaries of the Company thereafter formed or acquired are listed in Section 4.6 of the Company Disclosure Schedule. All of the outstanding shares of capital stock of the Subsidiaries are validly issued, fully paid and nonassessable and are owned by the Company free and clear of all liens, claims, charges or encumbrances, and there are no irrevocable proxies with respect to such shares. Except as set forth in Section 4.6 of the Company Disclosure Schedule and except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity which is material to the business of the Company and its Subsidiaries, taken as a whole. There are no restrictions on the Company to vote the stock of any of its Subsidiaries.

Section 4.7    SEC Filings.

(a)    The Company has delivered to Parent (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2000 and 2001 (with all exhibits attached or incorporated by reference to each), (ii) its quarterly report on Form 10-Q for its quarter ended March 31, 2002, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held since December 31, 2000, and (iv) all of its other reports, statements, schedules and registration statements filed with the Securities and Exchange Commission (the “SEC”) since December 31, 2000 (the documents referred to in this Section 4.7(a) being referred to collectively as the “Company SEC Documents”). The Company’s quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2002 is referred to herein as the “Company 10-Q.”

(b)    As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

(c)    As of its filing date, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    Since January 1, 2000, the Company has timely filed all forms, statements, reports and documents required of it to be filed with the SEC and NNM.

Section 4.8    Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including any related notes and schedules) included in its annual reports on Form 10-K and the Company 10-Q referred to in Section 4.7 (the “Company Financial Statements”) fairly present, in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, “Company Balance Sheet” means the consolidated balance sheet of the Company as of March 31, 2002 set forth in the Company 10-Q and “Company Balance Sheet Date” means March 31, 2002. At the Company Balance Sheet Date, except as set forth in Section 4.8 of the Company Disclosure Schedule, the Company and its Subsidiaries had no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected on the Company Balance Sheet under GAAP) not reflected in the financial statements or the accompanying notes thereto, except for liabilities and obligations that have arisen in the ordinary course of business prior to the date of the financial statements and which, under GAAP, would not have been required to be reflected in the financial statements. All accounts receivable of the Company and its Subsidiaries have arisen from bona fide transactions of the Company or its Subsidiaries, as the case may be, in the ordinary course of business. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

Section 4.9     Disclosure Documents.

(a)    The joint proxy statement of the Company and Parent relating to the required meetings of stockholders of the Company and Parent contemplated by Section 7.1(a) and the prospectus of Parent relating to the shares of Parent Common Stock to be issued in connection with the Merger (the “Joint Proxy Statement/Prospectus”) to be filed with the SEC in connection with the Merger and the registration statement on Form S-4 of Parent (the “Form S-4”) to be filed under the Securities Act relating to the issuance of Parent Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 4.9(b), comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act.

(b)    Neither the Joint Proxy Statement/Prospectus to be filed with the SEC, nor any amendment or supplement thereto, will, at the date the Joint Proxy Statement/Prospectus or any such amendment or supplement is first mailed to stockholders of Company or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the Securities Act or at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by the Company in this Section 4.9 with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or the Form S-4.

Section 4.10    Absence of Certain Changes.    Except as set forth in Section 4.10 of the Company Disclosure Schedule, and except as expressly permitted by this Agreement, since the Company Balance Sheet Date, the Company and each Subsidiary has conducted its respective business in the ordinary course consistent with past practice and, without limiting the generality of the foregoing:

(a)    There has been no event, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect on the Company;

(b)    The Company has not nor has any Subsidiary issued, or authorized for issuance, or entered into any commitment to issue, any equity security, bond, note or other security, nor has the Company or any Subsidiary amended any term of any outstanding security of the Company or any Subsidiary;

(c)    The Company has not nor has any Subsidiary incurred additional debt for borrowed money in excess of $75,000 for any single occurrence or $100,000 in aggregate, or incurred any obligation or liability except in the ordinary course of business consistent with past practice;

(d)    The Company has not nor has any Subsidiary paid any obligation or liability, or discharged, settled or satisfied any claim, lien or encumbrance, except for current liabilities in the ordinary course of business consistent with past practice;

(e)    The Company has not nor has any Subsidiary declared or made any dividend, payment or other distribution on or with respect to any share of capital stock, other than, in the case of any Subsidiary, to the Company;

(f)    The Company has not nor has any Subsidiary purchased, redeemed or otherwise acquired or committed itself to acquire, directly or indirectly, any share or shares of its capital stock, other than pursuant to the stock repurchase rights under the Company Stock Plans;

(g)    The Company has not nor has any Subsidiary mortgaged, pledged, or otherwise encumbered any of its assets or properties, except for liens for current taxes which are not yet delinquent, and purchase-money liens arising out of the purchase or sale of services or products, mechanics, carriers, warehousemen’s and other similar liens made or arising in the ordinary course of business consistent with past practice;

(h)    The Company has not nor has any Subsidiary disposed of, or agreed to dispose of, by sale, lease, license or otherwise, any asset or property, tangible or intangible, except in the ordinary course of business consistent with past practice;

(i)    The Company has not nor has any Subsidiary purchased or agreed to purchase or otherwise acquire any securities of any corporation, partnership, joint venture, firm or other entity;

(j)    The Company has not nor has any Subsidiary made any expenditure or commitment for the purchase, acquisition, construction or improvement of a capital asset, except in the ordinary course of business consistent with past practice and in any event not in excess of $300,000 in the aggregate;

(k)    The Company has not nor has any Subsidiary entered into any material transaction or contract, or made any commitment to do the same, except in the ordinary course of business consistent with past practice;

(l)    The Company has not nor has any Subsidiary sold, assigned, transferred or conveyed, or committed itself to sell, assign, transfer or convey, any Proprietary Rights (as defined in Section 4.22) except pursuant to licenses in the ordinary course of business consistent with past practice;

(m)    The Company has not nor has any Subsidiary adopted or amended any bonus, incentive, profit-sharing, stock option, stock purchase, pension, retirement, deferred-compensation, severance, life insurance, medical or other benefit plan, agreement, trust, fund or arrangement for the benefit of employees of any kind whatsoever, nor entered into or amended any agreement relating to employment, services as an independent contractor or consultant, or severance or termination pay, nor agreed to do any of the foregoing, except as provided by Section 2.4;

(n)    The Company has not nor has any Subsidiary effected or agreed to effect any change in its directors, officers or key employees; and

(o)    The Company has not nor has any Subsidiary effected or committed itself to effect any amendment or modification in its Certificate of Incorporation or Bylaws.

Section 4.11    No Undisclosed Material Liabilities.    There are no material liabilities of the Company or any Subsidiary of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a)    liabilities disclosed or provided for in the Company Balance Sheet or in the notes thereto;

(b)    liabilities disclosed in the Company SEC Documents filed prior to the date hereof or set forth in Section 4.11 of the Company Disclosure Schedule; and

(c)    liabilities under this Agreement.

Section 4.12    Litigation.    There is no claim, dispute, action, proceeding, notice, order, suit, appeal or investigation, at law or in equity, pending or to the Knowledge of the Company threatened, against the Company or any Subsidiary of the Company, any of their respective directors, officers, employees or agents, or involving any of their respective assets or properties before any court, agency, authority, arbitration panel or other tribunal which individually, or in the aggregate, would have a Material Adverse Effect on the Company. The Company does not have Knowledge of any facts which, if known to stockholders, customers, distributors, suppliers, governmental authorities or other Persons, would result in any such claim (other than customary and normal returns of product in the ordinary course of business consistent with past practice), dispute, action, proceeding, suit or appeal or investigation which individually, or in the aggregate, would have a Material Adverse Effect on the Company. The Company is not nor is any Subsidiary subject to any order, writ, injunction or decree of any court, agency, authority, arbitration panel or other tribunal, nor is the Company or any Subsidiary in default with respect to any notice, order, writ, injunction or decree which individually, or in the aggregate, would have a Material Adverse Effect on the Company.

Section 4.13     Taxes.

(a)    For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes, including without limitation (i) any income, profits, alternative or add-on minimum tax, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, net worth, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”), (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period or as the result of being a transferee or successor thereof, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) above as a result of any express or implied obligation to indemnify any other Person.

(b)    All Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any Taxing Authority with respect to any Taxable period ending on or before the Effective Time, by or on behalf of the Company or any Subsidiary (collectively, the “Company Returns”), have been or will be filed when due (including any extensions of such due date), and all amounts shown to be due thereon on or before the Effective Time have been or will be paid on or before such date, other than such Taxes which are adequately reserved for in accordance with GAAP. The Company Financial Statements fully accrue all actual and contingent liability for Taxes with respect to all periods through the dates thereof in accordance with GAAP. The Company Financial Statements (i) fully accrue consistent with past practices and in accordance with GAAP all actual and contingent liabilities for Taxes with respect to all periods through the date of the Company Financial Statements and (ii) properly accrue consistent with past practices and in accordance with GAAP all liabilities for Taxes payable after the Company Balance Sheet Date with respect to all transactions and events occurring on or prior to such date. All information set forth in the notes to the Company Financial Statements relating to Tax matters is accurate in all material respects.

(c)    No Tax liability has been incurred since the date of the Company Financial Statements other than in the ordinary course of business and adequate provision has been made for all Taxes since that date in accordance with GAAP on at least a quarterly or, with respect to employment taxes, monthly basis. The Company and each Subsidiary have withheld and paid to the applicable financial institution or Taxing Authority all amounts of Taxes required to be withheld in all material respects. No Company Returns filed with respect to federal income tax returns for Taxable years of the Company in the case of the United States, have been examined by the Internal Revenue Service. The Company has not nor has any Subsidiary been granted any extension or waiver of the limitation period applicable to any Company Return.

(d)    There is no claim, audit, action, suit, proceeding or, investigation now pending or, to the Company’s Knowledge, threatened against or with respect to the Company or any Subsidiary in respect of any Tax or assessment. There are no liabilities for Taxes with respect to any notice of deficiency or similar document of any Tax Authority received by the Company or any Subsidiary which have not been satisfied in full (including liabilities for interest, additions to tax and penalties thereon and related expenses). Neither the Company, any Subsidiary nor any Person on behalf of the Company or any Subsidiary has entered into or will enter into any agreement or consent pursuant to section 341(f) of the Code. There are no liens for Taxes upon the assets of the Company or any Subsidiary except liens for current Taxes not yet delinquent. Except as may be required as a result of the Merger, the Company has not nor has any Subsidiary been nor will it be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Effective Time.

(e)    There is no contract, agreement, plan or arrangement, including without limitation the provisions of this Agreement, covering any employee or independent contractor or former employee or independent contractor of the Company or any Subsidiary that, individually or collectively, could, as a result of the transactions contemplated hereby, give rise to the payment of any amount that would not be deductible pursuant to section 280G or section 162 (m) of the Code. Other than pursuant to this Agreement, the Company is not nor is any Subsidiary a party to or bound by (nor will they prior to the Effective Time become a party to or bound by) any tax indemnity, tax sharing or tax allocation agreement (whether written, unwritten or arising under operation of federal law as a result of being a member of a group filing consolidated tax returns, under operation of certain state laws as a result of being a member of a unitary group, or under comparable laws of other states or foreign jurisdictions) which includes a party other than the Company or any Subsidiary. None of the assets of the Company or any Subsidiary (i) is property that the Company or any Subsidiary is required to treat as owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former section 168(f)(8) of the Code, (ii) directly or indirectly secures any debt the interest on which is tax exempt under section 103(a) of the Code, or (iii) is “tax exempt use property” within the meaning of section 168(h) of the Code. The Company has not nor has any Subsidiary participated in (and prior to the Effective Time the Company will not nor will any Subsidiary participate in) an international boycott within the meaning of section 999 of the Code. The Company has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of section 6661 of the Code. The Company has previously provided or made available to Parent complete and accurate copies of all the Company Returns and, as reasonably requested by Parent, prior to or following the date hereof, presently existing information statements, reports, work papers, Tax opinions and memoranda and other Tax data and documents.

Section 4.14    Employees and Employee Benefit Plans.

(a)    The Company has set forth at Section 4.14(a) of the Company Disclosure Schedule a complete and accurate list setting forth all employees and independent contractors of the Company and its Subsidiaries as of two (2) days before the date hereof together with their titles or positions, dates of hire, regular work location and current compensation. Except as set forth at Section 4.14(a) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has entered into any employment contract or arrangement with any director, officer, employee or any other consultant or Person (i) which is not terminable by it at will without liability, except as the right of the Company or such Subsidiary to terminate its employees at will may be limited by applicable federal, state or foreign law, or (ii) under which the Company or any Subsidiary could have any material liability (collectively, the “Employment Agreements”).

(b)    Except as set forth in Section 4.14(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary maintains any deferred compensation, pension, health, profit sharing, bonus, stock purchase, stock option, fringe benefit, hospitalization, insurance, severance, change in control, retention, workers’ compensation, supplemental unemployment benefits, vacation benefits, disability benefits, or any other employee benefit plan (as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or otherwise) or welfare benefit plan or obligation covering any of its current or former officers, directors, employees or consultants (“Employee Plans”).

(c)    The Company has made available to Parent true, complete and correct copies of (i) each Employment Agreement, (ii) each Employee Plan (or, in the case of any unwritten Employee Plans, descriptions thereof), (iii) the most recent annual report on Form 5500 filed with the IRS with respect to each Employee Plan (if any such report was required), (iv) the most recent summary plan description for each Employee Plan for which such summary plan description is required, (v) each trust agreement and group annuity contract relating to any Employee Plan, (vi) each determination letter and any outstanding request for a determination letter, and (vii) all correspondence with the IRS or the United States Department of Labor relating to any outstanding controversy or audit. Each Employee Plan complies in all material respects with applicable laws, including, without limitation, ERISA and the Code.

(d)    Each Employee Plan has been maintained, funded, operated and administered in compliance in all material respects with all applicable laws and regulations, including but not limited to, ERISA, the Code, and the Health Insurance Portability and Accountability Act of 1996. Each Employee Plan that is intended to be qualified under section 401(a) of the Code and each trust forming a part thereof that is intended to be exempt from taxation under section 501(a) of the Code has received a favorable determination letter from the IRS as to its qualification and tax-exempt status and nothing has occurred, whether by any action or any failure to act, since the date of such determination letter that could adversely affect the qualification of such Employee Plan or the tax-exempt status of such related trust. No event has occurred and, to the Knowledge of the Company, there currently exists no condition or set of circumstances in connection with which the Company that could reasonably be expected to be subject to any liability under the terms of any Employee Plans (other than for benefits payable in the normal course of the operations of the Employee Plans), ERISA, the Code or any other applicable law, including any liability under Title IV of ERISA. Each Employee Plan can be amended or terminated in accordance with its terms and any applicable law without any material liability to the Company or any of its Subsidiaries. No Employee Plan is a “multiemployer plan” as defined in section 3(37) of the ERISA and 414(f) of the Code, or a “multiple employer plan” as described in section 4063(a) of ERISA and 413 of the Code, and none of the Company, any of its Subsidiaries or any ERISA Affiliate has ever contributed or had an obligation to contribute to any multiemployer plan or any plan subject to Title IV of ERISA. For purposes of this Section 4.14, an “ERISA Affiliate” is any organization that is a member of the controlled group of organizations of the Company and its Subsidiaries (within the meaning of sections 414(b), (c), (m) or (o) of the Code).

(e)    Except as set forth in Section 4.14(e) of the Company Disclosure Schedule, no current or former director, officer or other employee of, or consultant to, the Company or any of its Subsidiaries will become entitled to any retirement, severance or similar benefit or enhanced or accelerated benefit (including any acceleration of vesting or lapse of repurchase rights or obligations with respect to any employee stock option or other benefit under any stock option plan or compensation plan or arrangement of the Company) as a result of the transactions contemplated hereby.

(f)    Except as set forth in Section 4.14(f) of the Company Disclosure Schedule, no Employee Plan provides post-retirement health and medical, life or other insurance benefits for retired employees of the Company or any of its Subsidiaries (other than benefit coverage mandated by applicable statute, including benefits provided pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified in Code section 4980B and ERISA sections 601 et seq., as amended from time to time (“COBRA”)). The unfunded post retirement benefit obligation (determined as of December 31, 2001 in accordance with United States Financial Accounting Standards Board Statement No. 106) of the Company and its Subsidiaries with respect to all post retirement benefits of their current and former employees equals the amount set forth in the Company Balance Sheet.

(g)    There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its affiliates relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the twelve (12) months ended on the Balance Sheet Date.

(h)    With respect to any Employee Plan maintained outside the United States for the purpose of providing or otherwise making available retirement benefits to employees of the Company or any of its Subsidiaries (collectively, “Non-U.S. Plans”), the following is true:

(i)    each Non-U.S. Plan is in compliance in all material respects with the laws and regulations applicable to such plan;

(ii)    each Non-U.S. Plan and related funding arrangement that is intended to qualify for tax-favored status has been reviewed and approved for such status by the appropriate government authority (or has been submitted for such review and approval within the applicable time period), and nothing has occurred and no condition exists that is likely to cause the loss or denial of such tax-favored status;

(iii)    as of the most recent valuation date, there are no unfunded benefit liabilities.

Section 4.15     Compliance with Law.    All licenses, franchises, permits, clearances, consents, certificates and other evidences of authority of the Company and its Subsidiaries which are necessary to the conduct of the Company’s and its Subsidiaries’ respective businesses (“Permits”) are in full force and effect and the Company is not nor is any Subsidiary in violation of any Permit in any respect, except for such exceptions or violations that, individually or in the aggregate, would not have, or be reasonably likely to have, a Material Adverse Effect. Except for exceptions which would not have a Material Adverse Effect, the businesses of the Company and its Subsidiaries have been conducted in accordance with all applicable laws, regulations, orders and other requirements of governmental authorities.

Section 4.16    Finders’ or Advisors’ Fees.    Except for Robertson Stephens, Inc., copies of whose engagement letter has been provided to Parent, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.17    Environmental Matters.    Except as set forth in Section 4.17 of the Company Disclosure Schedule:

(a)    The Company possesses any and all Environmental Permits necessary to or required for the operation of its business as currently conducted and as reasonably contemplated to be conducted. The Company will obtain, prior to the Closing, any Environmental Permits that must be obtained as of or immediately after the Closing in order for the Surviving Corporation and/or the Company to conduct the business of the Company as it was conducted prior to the Closing.

(b)    The Company is in compliance with (i) all terms, conditions and provisions of its Environmental Permits; and (ii) all Environmental Laws.

(c)    Neither the Company nor any predecessor of the Company nor any entity previously owned by the Company has received any notice of alleged, actual or potential responsibility for, or any inquiry regarding, (i) any release or threatened or suspected release of any Hazardous Material, or (ii) any violation of Environmental Law, and there is no outstanding civil, criminal or administrative investigation, action, suit hearing or proceeding pending or threatened against the Company pursuant to any Environmental Law.

(d)    Neither the Company nor any predecessor of the Company nor any entity previously owned by the Company has any obligation or liability with respect to any Hazardous Material, including any Release or threatened or suspected Release of any Hazardous Material and any violation of Environmental Law, and there have been no events, facts or circumstances which could form the basis of any such obligation or liability.

(e)    No Releases of Hazardous Material(s) have occurred at, from, in, to, on, or under any Site and no Hazardous Material is present in, on, about or migrating to or from any Site.

(f)    Neither the Company, nor any predecessor of the Company, nor any entity previously owned by the Company, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at, from or to any site or other location.

(g)    No Site is a current or proposed Environmental Clean-up Site.

(h)    There are no Liens under or pursuant to any Environmental Law on any Site.

(i)    There is no (i) underground storage tank, active or abandoned, (ii) polychlorinated biphenyl containing equipment, (iii) asbestos-containing material, (iv) radon, (v) lead-based paint or (vi) urea formaldehyde at any Site. Any underground storage tank meets all current applicable upgrade requirements.

(j)    There have been no Environmental investigations, studies, audits, tests, reviews or other analyses conducted with respect to any Site which have not been delivered to Parent prior to execution of this Agreement.

(k)    The Company is not a party, whether as a direct signatory or as successor, assign, third party beneficiary, guarantor or otherwise, to, and is not otherwise bound by, any lease or other contract under which the Company is obligated or may be obligated by any representation, warranty, covenant, restriction, indemnification or other undertaking respecting Hazardous Materials or under which any other person is or has been released respecting Hazardous Materials.

(l)    The Company and any predecessors of the Company and any entity previously owned by the Company have provided all notifications and warnings, made all reports, and kept and maintained all records required pursuant to Environmental Laws.

Section 4.18    Labor Matters.    There are no controversies or labor disputes or union organization activities pending or threatened between the Company or a Subsidiary and any of its employees. None of the employees of the Company or any of its Subsidiaries belongs to any union or collective bargaining unit. The Company and its Subsidiaries have complied in all material respects with all applicable foreign, state and federal equal employment opportunity and other laws and regulations related to employment or working conditions, including all civil rights and anti-discrimination laws, rules and regulations. The Company is not nor is any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slowdown or lockout involving the Company or any of its Subsidiaries.

Section 4.19    Title to Property.    Other than as set forth in Section 4.19 of the Company Disclosure Schedule, the Company does not nor does any Subsidiary own any real property. The Company and each of its Subsidiaries has good and marketable title to all of its material properties and assets, free and clear of all Liens, except for liens for taxes not yet due and payable and such liens or other imperfections of title and use restrictions, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect.

Section 4.20     Leaseholds.    Neither the Company nor any of its Subsidiaries has given or received notice of any material default under any lease under which the Company or any of its Subsidiaries is the lessee of real property (each a “Company Lease” and collectively the “Company Leases”) and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any other party thereto is in default in any material respect under any of the Company Leases. All of the Company Leases are in full force and effect, and are valid, binding and enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ or lessors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Except as set forth in Section 4.20 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or assigned, as the case may be, all or any portion of its leasehold interest under any Company Lease to any Person.

Section 4.21    Management Payments.    Other than as set forth in Section 4.21 of the Company Disclosure Schedule, no employee or former employee of the Company will be entitled to additional compensation, the forgiveness of debt, or the acceleration of payment of any compensation that arises out of or relates to the consummation of the Merger and the transactions contemplated thereby.

Section 4.22     Proprietary Rights.

(a)    Section 4.22 of the Company Disclosure Schedule (the “Intellectual Property Disclosure Schedule”) sets forth a complete and accurate list of all patents and applications for patents, trademarks, trade names, service marks and copyrights, and applications therefor, owned or used by the Company or in which it or any Subsidiary has any rights or licenses. The Intellectual Property Disclosure Schedule specifies, as applicable: (i) the title of the patents, service marks, trademarks and trade names and title of each application therefor; (ii) the jurisdiction by or in which such patent, trademark, trade name, service mark or copyright has been issued or registered or in which an application has been filed, including the registration or application number and includes (iii) material licenses, sublicenses and similar agreements to which the Company or any Subsidiary is a party or pursuant to which any other party is authorized to use any Proprietary Rights (as defined below) as amended by the Company or any Subsidiary. The Company has provided Parent with copies of all agreements by which any officer, employee or consultant of the Company has assigned or conveyed to the Company title and ownership to patents, patent applications, trade secrets, and inventions developed or used by the Company or any Subsidiary in its business. All of such agreements are valid, enforceable and legally binding, subject to the effect or availability of rules of law governing specific performance, injunctive relief or other equitable remedies (regardless of whether any such remedy is considered in a proceeding at law or in equity).

(b)    The Company and each Subsidiary in all material respects owns or possesses valid and enforceable licenses or other rights to all patents, patent applications, and patent extensions, trademarks, trademark applications, trade secrets, service marks and service mark registrations and applications, trade names, copyrights, inventions, business name registrations, drawings, designs, and proprietary know-how or information, or other rights with respect thereto (collectively referred to as “Proprietary Rights”), used in the business of the Company or such Subsidiary, as the case may be, and the same are all of the Proprietary Rights necessary to conduct the Company’s or such Subsidiary’s business as it has been and is now being conducted. The Company or such Subsidiary, as the case may be, has the rights to use, sell, license, sublicense, assign, transfer, convey or dispose of such Proprietary Rights and the products, processes and materials covered thereby.

(c)    To the Knowledge of the Company, the operations of the Company and its Subsidiaries do not conflict with or infringe, and no one has asserted to the Company that such operations conflict with or infringe, any material Proprietary Rights, owned, possessed or used by any third party. There are no claims, disputes, actions, proceedings, suits or appeals pending against the Company and its Subsidiaries with respect to any Proprietary Rights owned by the Company or any Subsidiary, and to the Knowledge of the Company, none has been threatened against the Company and its Subsidiaries. To the Knowledge of the Company, there are no facts or alleged facts which would reasonably serve as a basis for any claim that the Company or any Subsidiary does not have the right to use and to transfer the right to use, free of any rights or claims of others, all Proprietary Rights in the development, manufacture, use, sale or other disposition of any or all products or services presently being used, furnished or sold in the conduct of the business of the Company or such Subsidiary as it has been and is now being conducted. To the Knowledge of the Company (i) the Proprietary Rights owned by the Company are free of any unresolved ownership disputes with respect to any third party and (ii) there is no unauthorized use, infringement or misappropriation of any of such Proprietary Rights by any third party, including any employee or former employee of the Company or any Subsidiary nor, is there any breach of any license, sublicense or other agreement authorizing another party to use such Proprietary Rights. The Company has not nor has any Subsidiary entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Proprietary Right.

(d)    The Intellectual Property Disclosure Schedule contains a complete and accurate list of any proceedings before any patent or trademark authority to which the Company or a Subsidiary is a party, a description of the subject matter of each proceeding, and the current status of each proceeding, including, without limitation, interferences, priority contests, opposition, and protests. Such list includes any pending applications for reissue or reexamination of a patent. The Company or a Subsidiary has the exclusive right to file, prosecute and maintain any such applications for patents, copyrights or trademarks and the patents and registrations that issue therefrom.

(e)    All material registrations and filings relating to Proprietary Rights are in good standing. All maintenance and renewal fees necessary to preserve the rights of the Company and its Subsidiaries in respect of Proprietary Rights due as of the date of this Agreement have been made. The registrations and filings relating to Proprietary Rights are proceeding and there are no facts of which the Company and its Subsidiaries have Knowledge which could significantly undermine those registrations or filings or reduce to a significant extent the scope of protection of any patents arising from such applications beyond that which ordinarily might occur in a patent prosecution proceeding.

(f)    The Company is not, and will not be as a result of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby in breach, violation or default of any third party Proprietary Rights. The rights of the Company to the Proprietary Rights will not be affected by the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(g)    The Company and each Subsidiary have taken all other measures it deems reasonable and appropriate to maintain the confidentiality of the Proprietary Rights used or proposed to be used in the conduct of its business the value of which to the Company and its Subsidiaries is contingent upon maintenance of the confidentiality thereof.

(h)    The Company and each Subsidiary have secured valid written assignments from all consultants and employees who contributed to the creation or development of the Company’s or such Subsidiary’s Proprietary Rights of the rights to such contributions that the Company or such Subsidiary does not already own by operation of law.

(i)    Each current and former employee and officer of and consultant to the Company and each Subsidiary has executed a proprietary information and inventions agreement or other nondisclosure agreement in the forms provided by the Company to Parent. To the Knowledge of the Company, no current or former employee or officer of or consultant to the Company is in violation of any term of any employment contract, proprietary information and inventions agreement, noncompetition agreement, or any other contract or agreement relating to the relationship of any such employee or consultant with the Company or any previous employer.

Section 4.23    Insurance.    The Company has provided Parent with copies of all insurance policies to which the Company or a Subsidiary is a party or is a beneficiary or named insured. All of the insurable properties of the Company and its Subsidiaries are insured pursuant to insurance policies and all such insurance policies are in full force and effect. There have been no claims in excess of $75,000 asserted under any of the insurance policies of the Company or its Subsidiaries in respect of all general liability, professional liability, errors and omissions, property liability and worker’s compensation and medical claims since the Company’s Balance Sheet Date.

Section 4.24    No Misleading Statements.    No representation or warranty made herein, in the Company Disclosure Schedule or in the appendices, schedules and exhibits attached hereto or any certificate furnished or to be furnished to Parent pursuant hereto or in connection with the transactions contemplated hereby (when read together) contains any untrue statement of a material fact or omits a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they are made, not misleading now or at the Effective Time. The Company has disclosed to Parent all material information of which it is aware relating specifically to the operations and business of the Company as of the date of this Agreement or relating to the transactions contemplated by this Agreement, and will continue to disclose promptly to Parent such additional material information of which it becomes aware after the date of this Agreement through the Effective Time.

Section 4.25    Opinion of Financial Advisor.    The Company has received the opinion of Robertson Stephens, Inc. to the effect that, as of the date of such opinion, the Exchange Ratio was fair from a financial point of view to the holders of Company Shares (other than Parent or any of its Subsidiaries or affiliates), and, as of the date hereof, such opinion has not been withdrawn.

Section 4.26    Takeover Statutes; Rights Agreement.    The Board of Directors of the Company has taken the necessary action to make inapplicable section 203 of the DGCL and any other applicable antitakeover or similar statute or regulation to this Agreement and the transactions contemplated hereby. The Board of the Directors of the Company has taken the necessary action to ensure (i) that neither Parent nor Merger Sub shall be deemed an “Acquiring Person” as that term is defined by the Company’s Rights Agreement, (ii) that neither the Merger nor any transaction contemplated by this Agreement shall constitute a “Triggering Event” as defined by the Company’s Rights Agreement, (iii) that no “Distribution Date” as defined in the Company Rights Agreement has occurred, and (iv) that the execution or delivery of this Agreement, or the performance of the transaction contemplated hereby, will not result in the occurrence of a “Distribution Date,” “Triggering Event,” or cause Parent or Merger Sub to be deemed an “Acquiring Person” under the Company Rights Agreement.

Section 4.27    Transactions with Affiliates.    Except as set forth in the Company SEC Documents, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as specifically disclosed in a letter delivered by the Parent to Company immediately prior to the execution of this Agreement and signed by the President and Chief Executive Officer of the Parent (the “Parent Disclosure Schedule”; it being understood that information disclosed on the Parent Disclosure Schedule is an exception to any other representation and warranty to the extent that it is reasonably clear from the context of such Schedule that the information disclosed therein relates to such other representation and warranty), the Parent represents and warrants to the Company as follows:

Section 5.1    Organization and Qualification.

(a)    Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its respective properties and to carry on its business as now being conducted.

(b)    Each of Parent and Merger Sub is qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which the nature of its business requires such qualification, except where the failure to be so qualified or in good standing, taken together with all other such failures, would not have a Material Adverse Effect on Parent.

(c)    Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent has made available to the Company true and complete copies of Parent and Merger Sub’s certificates of incorporation and bylaws, as amended to the date hereof. All of the issued and outstanding capital stock of Merger Sub is owned by Parent.

Section 5.2    Capitalization.    The authorized capital stock of Parent consists of 70,000,000 shares of Parent Common Stock, par value $.0001 per share, and 500,000 shares of preferred stock, par value $.0001 per share (“Parent Preferred”), of which 200,000 shares have been designated Series A Participating Preferred Stock (“Parent Series A Preferred”). As of March 31, 2002, (a) 22,243,806 shares of Parent Common Stock were issued and outstanding, (b) 5,777,464 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s stock option plans, stock option agreements and employee stock purchase plan, of which 4,226,084 shares are subject to outstanding stock options, and (c) 300,000 shares of Parent Common Stock were reserved for issuance pursuant to an outstanding warrant. As of the date of this Agreement, no shares of Parent Preferred are outstanding, and 200,000 shares of Parent Series A Preferred are reserved for issuance pursuant to the Rights Agreement dated as of August 9, 2001 (the “Parent Rights Agreement”) between Parent and Mellon Investor Services, L.L.C., as Rights Agent.

All the outstanding shares of the Parent’s capital stock are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section 5.2 or as disclosed in Section 5.2(a) of the Parent Disclosure Schedule and except for changes since the close of business on May 20, 2002 resulting from the exercise of director or employee stock options outstanding on such date, there are outstanding (x) no shares of capital stock or other voting securities of the Parent, (y) no securities of the Parent convertible into or exchangeable for shares of capital stock or voting securities of the Parent, and (z) no preemptive or similar rights, subscription or other rights, convertible securities, or agreements relating to the capital stock of the Parent, obligating the Parent to issue, transfer or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Parent or obligating the Parent to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in clauses (x), (y) and (z) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of the Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the capital stock of the Parent or any agreements, arrangements, or other understandings to which the Parent or any of its Subsidiaries is a party or by which it is bound that will limit in any way the solicitation of proxies by or on behalf of the Parent from, or the casting of votes by, the stockholders of the Parent with respect to the Merger.

Section 5.3    Authority.    Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to the requisite approval of its stockholders to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of each of Parent and Merger Sub of its obligations thereunder, and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the respective Boards of Directors of Parent and Merger Sub. Parent, as the sole stockholder of Merger Sub, has approved this Agreement and the transactions contemplated hereby. The Board of Directors of Parent has directed that the issuance of Parent Common Stock pursuant to this Agreement be submitted to Parent stockholders for approval at a meeting of Parent stockholders (the “Parent Stockholders Meeting”), and, except for the approval of the issuance of Parent Common Stock in the Merger by a majority vote at a meeting of Parent stockholders at which a quorum is present (the “Parent Stockholder Approval”), no other corporate proceedings are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes a legal, valid and binding agreement of the other parties hereto, it constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. The shares of Parent Common Stock to be issued by Parent pursuant to the Merger, as well as the capital stock of Parent to be issued pursuant to Section 2.4 and the shares of Parent Common Stock to be issued upon exercise thereof: (i) have been duly authorized, and, when issued in accordance with the terms of the Merger and this Agreement (or the applicable option agreements), will be validly issued, fully paid and nonassessable and will not be subject to preemptive rights, (ii) will, when issued in accordance with the terms of the Merger and this Agreement (or the applicable option agreements), be registered under the Securities Act, and registered or exempt from registration under applicable United States “Blue Sky” laws, (iii) will, when issued in accordance with the terms of the Merger and this Agreement (or the applicable option agreements), be listed on the Nasdaq National Market and (iv) will be issued free and clear of any Liens.

Section 5.4    Governmental Authorization.    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger by Parent and Merger Sub require no consent of, or filing with, any governmental body, agency, official or authority other than (a) the filing of a certificate of merger in accordance with DGCL, (b) compliance with any applicable requirements of the Exchange Act, (c) compliance with any applicable requirements of the Securities Act and state securities laws, (d) compliance with the applicable requirements of the HSR Act, and (e) other actions or filings which if not taken or made would not, individually or in the aggregate, have a Material Adverse Effect.

Section 5.5    Non-Contravention.    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) assuming compliance with the matters referred to in Section 5.3, contravene or conflict with the certificate of incorporation or bylaws of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 5.4, contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Parent or any of its Subsidiaries, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Parent or any of its Subsidiaries or to a loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement, contract or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit or other similar authorization held by Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its

Subsidiaries, except for such contraventions, conflicts or violations referred to in clause (b) or defaults, rights of termination, cancellation or acceleration, or losses or Liens referred to in clause (c) or (d) which would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as disclosed in Section 5.5 of the Parent Disclosure Schedule, neither Parent nor any Subsidiary of Parent is a party to any agreement that expressly limits the ability of Parent or any Subsidiary of Parent to compete in or conduct any line of business of the Company, or compete with any Person or in any geographic area or during any period of time in connection therewith, except to the extent that any such limitation, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Parent after the Effective Time.

Section 5.6     SEC Filings

(a)    Parent has made available to the Company (i) its annual reports on Form 10-K for its fiscal years ended June 30, 1999, 2000 and 2001, (ii) its quarterly report on Form 10-Q for its quarter ended March 31, 2002, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the shareholders of Parent held since December 31, 2000, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2000 (the documents referred to in this Section 5.6(a) being referred to collectively as the “Parent SEC Documents”). Parent’s quarterly report on Form 10-Q for its fiscal quarter ended March 31, 2002 is referred to herein as the “Parent 10-Q.”

(b)    As of its filing date, each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act.

(c)    As of its filing date, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each such registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act as of the date such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    Since January 1, 2000, Parent has timely filed all forms, statements, reports and documents required of it to be filed with the SEC and NNM.

Section 5.7    Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included in its annual reports on Form 10-K and the Parent 10-Q referred to in Section 5.6 (the “Parent Financial Statements”) fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements). For purposes of this Agreement, “Parent Balance Sheet” means the consolidated balance sheet of Parent as of March 31, 2002 set forth in Parent 10-Q and “Parent Balance Sheet Date” means March 31, 2002.

At the Parent Balance Sheet Date, except as set forth in Section 5.7 of the Parent Disclosure Schedule, the Parent and its Subsidiaries had no liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected on the Parent Balance Sheet under GAAP) not reflected in the Parent Financial Statements, except for liabilities and obligations that have arisen in the ordinary course of business prior to the date of the Parent Financial Statements and which, under GAAP, would not have been required to be reflected in the Parent Financial Statements. All accounts receivable of the Parent and its Subsidiaries have arisen from bona fide transactions of the Parent or its Subsidiaries, as the case may be, in the ordinary course of business. The Parent maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

Section 5.8    Disclosure Documents
.
(a)    The Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the Merger and the Form S-4 to be filed under the Securities Act relating to the issuance of Parent Common Stock in the Merger, and any amendments or supplements thereto, will, when filed, subject to the last sentence of Section 5.8(b), comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act.

(b)    Neither the Joint Proxy Statement/Prospectus to be filed with the SEC, nor any amendment or supplement thereto, will, at the date the Joint Proxy Statement/Prospectus or any such amendment or supplement is first mailed to stockholders of Parent or at the time such stockholders vote on the adoption and approval of this Agreement and the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Form S-4 nor any amendment or supplement thereto will at the time it becomes effective under the Securities Act or at the Effective Time contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. No representation or warranty is made by Parent in this Section 5.8 with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or the Form S-4.

Section 5.9    Absence of Certain Changes.    Except as set forth in Section 5.9 of the Parent Disclosure Schedule, and except as expressly permitted by this Agreement, since the Parent Balance Sheet Date, Parent and each Subsidiary has conducted its respective business in the ordinary course consistent with past practice and, without limiting the generality of the foregoing:

(a)    There has been no event, occurrence or development of a state of circumstances or facts that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole;

(b)    There has not been any amendment or change in Parent’s Certificate of Incorporation or Bylaws;

(c)    Parent has not nor has any Subsidiary issued, or authorized for issuance, or entered into any commitment to issue, any equity security, bond, note or other security, nor has Parent or any Subsidiary amended any term of any outstanding security of Parent or any Subsidiary;

(d)    Parent has not nor has any Subsidiary incurred additional debt for borrowed money in excess of $75,000 for any single occurrence or $100,000 in aggregate, or incurred any obligation or liability except in the ordinary course of business consistent with past practice;

(e)    Parent has not nor has any Subsidiary declared or made any dividend, payment or other distribution on or with respect to any share of capital stock, other than, in the case of any Subsidiary, to Parent;

(f)    Parent has not nor has any Subsidiary purchased, redeemed or otherwise acquired or committed itself to acquire, directly or indirectly, any share or shares of its capital stock, other than pursuant to the stock repurchase rights under the Parent stock plans;

(g)    Parent has not nor has any Subsidiary disposed of, or agreed to dispose of, by sale, lease, license or otherwise, any asset or property, tangible or intangible, except in the ordinary course of business consistent with past practice;

(h)    Parent has not nor has any Subsidiary purchased or agreed to purchase or otherwise acquire any securities of any corporation, partnership, joint venture, firm or other entity; and,

(i)    Parent has not nor has any Subsidiary sold, assigned, transferred or conveyed, or committed itself to sell, assign, transfer or convey, any Proprietary Rights (as defined in Section 4.22) except pursuant to licenses in the ordinary course of business consistent with past practice.

Section 5.10    Finders’ or Advisors’ Fees.    Except for RBC Dain Rauscher, Inc., a member company of RBC Capital Markets, there are no investment brokers, finders or other intermediaries which have been retained by or are authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.11    Rights Agreement.    The Board of Directors of Parent has taken the necessary action to ensure that each the execution and delivery of this Agreement and the Merger will not result in the occurrence of a “Distribution Date,” a “Triggering Event,” or cause the Company or Merger Sub to be deemed an “Acquiring Person” under Parent’s Rights Plan.

Section 5.12    Litigation.    There is no claim, dispute, action, proceeding, notice, order, suit, appeal or investigation, at law or in equity, pending or, to the Knowledge of Parent threatened, against the Parent or any Subsidiary, any of their respective directors, officers, employees or agents, or involving any of their respective assets or properties before any court, agency, authority, arbitration panel or other tribunal which individually, or in the aggregate, would have a Material Adverse Effect on Parent. Parent does not have Knowledge of any facts which, if known to stockholders, customers, distributors, suppliers, governmental authorities or other Persons, would result in any such claim (other than customary and normal returns of product in the ordinary course of business consistent with past practice), dispute, action, proceeding, suit or appeal or investigation which individually, or in the aggregate, would have a Material Adverse Effect on Parent. Parent is not nor is any Subsidiary subject to any order, writ, injunction or decree of any court, agency, authority, arbitration panel or other tribunal, nor is Parent or any Subsidiary in default with respect to any notice, order, writ, injunction or decree which individually, or in the aggregate, would have a Material Adverse Effect on Parent.

Section 5.13    Taxes

(a)    For purposes of this Agreement, the following terms have the following meanings: “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes, including without limitation (i) any income, profits, alternative or add-on minimum tax, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, net worth, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign) (a “Taxing Authority”), (ii) any liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period or as the result of being a transferee or successor thereof, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) above as a result of any express or implied obligation to indemnify any other Person.

(b)    All Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any Taxing Authority with respect to any Taxable period ending on or before the Effective Time, by or on behalf of Parent or any Subsidiary (collectively, the “Parent Returns”), have been or will be filed when due (including any extensions of such due date), and all amounts shown to be due thereon on or before the Effective Time have been or will be paid on or before such date, other than such Taxes which are adequately reserved for in accordance with GAAP. The Parent Financial Statements fully accrue all actual and contingent liability for Taxes with respect to all periods through the dates thereof in accordance with GAAP. The Parent Financial Statements (i) fully accrue consistent with past practices and in accordance with GAAP all actual and contingent liabilities for Taxes with respect to all periods through the date of the Parent Financial Statements and (ii) properly accrue consistent with past practices and in accordance with GAAP all liabilities for Taxes payable after the Parent Balance Sheet Date with respect to all transactions and events occurring on or prior to such date. All information set forth in the notes to the Parent Financial Statements relating to Tax matters is accurate in all material respects.

(c)    No Tax liability has been incurred since the date of the Parent Financial Statements other than in the ordinary course of business and adequate provision has been made for all Taxes since that date in accordance with GAAP on at least a quarterly or, with respect to employment taxes, monthly basis. The Company and each Subsidiary have, in all material respects, withheld and paid to the applicable financial institution or Taxing Authority all amounts of Taxes required to be withheld. No Company Returns filed with respect to federal income tax returns for Taxable years of the Company in the case of the United States, have been examined by the Internal Revenue Service. The Company has not nor has any Subsidiary been granted any extension or waiver of the limitation period applicable to any Company Return.

(d)    There is no claim, audit, action, suit, proceeding or, investigation now pending or, to Parent’s Knowledge, threatened against or with respect to Parent or any Subsidiary in respect of any Tax or assessment. There are no liabilities for Taxes with respect to any notice of deficiency or similar document of any Tax Authority received by the Parent or any Subsidiary which have not been satisfied in full (including liabilities for interest, additions to tax and penalties thereon and related expenses).

Section 5.14    Labor Matters.    There are no controversies or labor disputes or union organization activities pending or threatened between Parent or a Subsidiary and any of its employees. None of the employees of Parent or any of its Subsidiaries belongs to any union or collective bargaining unit. Parent and its Subsidiaries have complied in all material respects with all applicable foreign, state and federal equal employment opportunity and other laws and regulations related to employment or working conditions, including all civil rights and anti-discrimination laws, rules and regulations. Parent is not nor is any of its Subsidiaries the subject of any material proceeding asserting that Parent or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of Parent, threatened, any labor strike, dispute, walkout, work stoppage, slowdown or lockout involving Parent or any of its Subsidiaries.

Section 5.15    Title to Property.    Other than as set forth in Section 5.15 of the Parent Disclosure Schedule, the Parent does not nor does any Subsidiary own any real property. The Parent and each of its Subsidiaries has good and marketable title to its material properties and assets, free and clear of all Liens, except for liens for taxes not yet due and payable and such liens or other imperfections of title and use restrictions, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect.

Section 5.16    Proprietary Rights.

(a)    Parent and each Subsidiary in all material respects owns or possesses valid and enforceable licenses or other rights to Proprietary Rights used in the business of Parent or such Subsidiary, as the case may be, and the same are all of the Proprietary Rights necessary to conduct Parent’s or such Subsidiary’s business as it has been and is now being conducted. Parent or such Subsidiary, as the case may be, has the rights to use, sell, license, sublicense, assign, transfer, convey or dispose of such Proprietary Rights and the products, processes and materials covered thereby.

(b)    To the Knowledge of Parent, the operations of Parent and its Subsidiaries do not conflict with or infringe, and no one has asserted to Parent that such operations conflict with or infringe, any material Proprietary Rights, owned, possessed or used by any third party. There are no claims, disputes, actions, proceedings, suits or appeals pending against Parent and its Subsidiaries with respect to any Proprietary Rights owned by Parent or any Subsidiary, and to the Knowledge of Parent, none has been threatened against Parent and its Subsidiaries. To the Knowledge of Parent, there are no facts or alleged facts which would reasonably serve as a basis for any claim that Parent or any Subsidiary does not have the right to use and to transfer the right to use, free of any rights or claims of others, all Proprietary Rights in the development, manufacture, use, sale or other disposition of any or all products or services presently being used, furnished or sold in the conduct of the business of Parent or such Subsidiary as it has been and is now being conducted. To the Knowledge of Parent (i) the Proprietary Rights owned by Parent are free of any unresolved ownership disputes with respect to any third party and (ii) there is no unauthorized use, infringement or misappropriation of any of such Proprietary Rights by any third party, including any employee or former employee of Parent or any Subsidiary nor, is there any breach of any license, sublicense or other agreement authorizing another party to use such Proprietary Rights. Parent has not nor has any Subsidiary entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any Proprietary Right.

(c)    All material registrations and filings relating to Proprietary Rights are in good standing. All maintenance and renewal fees necessary to preserve the rights of Parent and its Subsidiaries in respect of Proprietary Rights due as of the date of this Agreement have been made. The registrations and filings relating to Proprietary Rights are proceeding and there are no facts of which Parent and its Subsidiaries have Knowledge which could significantly undermine those registrations or filings or reduce to a significant extent the scope of protection of any patents arising from such applications beyond that which ordinarily might occur in a patent prosecution proceeding.

(d)    Parent is not, and will not be as a result of the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby in breach, violation or default of any third party Proprietary Rights. The rights of Parent to the Proprietary Rights will not be affected by the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(e)    Parent and each Subsidiary have taken all other measures it deems reasonable and appropriate to maintain the confidentiality of the Proprietary Rights used or proposed to be used in the conduct of its business the value of which to Parent and its Subsidiaries is contingent upon maintenance of the confidentiality thereof.

Section 5.17    No Misleading Statements.    No representation or warranty made herein, in the Parent Disclosure Schedule or in the appendices, schedules and exhibits attached hereto or any certificate furnished or to be furnished to Parent pursuant hereto or in connection with the transactions contemplated hereby (when read together) contains any untrue statement of a material fact or omits a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they are made, not misleading now or at the Effective Time. Parent has disclosed to Company all material information of which it is aware relating specifically to the operations and business of the Parent as of the date of this Agreement or relating to the transactions contemplated by this Agreement, and will continue to disclose promptly to Company such additional material information of which it becomes aware after the date of this Agreement through the Effective Time.

Section 5.18    Compliance with Law.    All licenses, franchises, permits, clearances, consents, certificates and other evidences of authority of Parent and its Subsidiaries which are necessary to the conduct of Parent’s and its Subsidiaries’ respective businesses (“Permits”) are in full force and effect and Parent is not nor is any Subsidiary in violation of any Permit in any respect, except for such exceptions or violations that, individually or in the aggregate, would not have, or be reasonably likely to have, a Material Adverse Effect. Except for exceptions which would not have a Material Adverse Effect, the businesses of Parent and its Subsidiaries have been conducted in accordance with all applicable laws, regulations, orders and other requirements of governmental authorities.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1    Conduct of the Business of the Company.    During the period from the date of this Agreement and continuing until the earlier of the termination of the Agreement or the Effective Time, the Company agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or Section 6.1 of the Company Disclosure Letter):

(a)    Ordinary Course.

(i)    the Company and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use their reasonable commercial efforts to keep available the services of their respective present officers and key employees, preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii)    The Company shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities in connection therewith which do not exceed $1,000,000 in the aggregate.

(b)    Dividends; Changes in Share Capital.    The Company shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except the declaration and payment of regular dividends from a Subsidiary of the Company to the Company or to another Subsidiary of the Company in accordance with past dividend practice, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction, or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(c)    Issuance of Securities.    The Company shall not, and shall not permit any of its Subsidiaries to, issue, deliver, sell, pledge or dispose of, or authorize or propose the issuance, delivery, sale, pledge or disposition of, any shares of its capital stock of any class, or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than or in connection with (i) the issuance of the Company Common Stock upon the exercise in accordance with their present terms of the Company Warrants and the Company Stock Options outstanding as of the date of this Agreement or other stock-based awards granted pursuant to clause (ii), below, (ii) the granting of Company Stock Options or other stock-based awards to acquire not more than 180,000 shares of the Company Common Stock to existing officers, employees, and directors in the ordinary course of business consistent with past practice, (iii) the issuance of Company Stock Options to newly-hired employees in the ordinary course of business consistent with past practice; (iv) issuances, sales or deliveries by a wholly owned Subsidiary of the Company of capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of the Company, or (v) issuances in accordance with the Company Rights Agreement; provided, however, that the Company may amend the outstanding option agreements of those four Company directors who will not be providing service as a director or employee of Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time to (A) extend to twenty-four months the period for their exercising vested options after their service as director with the Company terminates, and (B) accelerate the vesting of unvested option shares held by such directors up to a maximum of 2,500 shares each.

(d)    Governing Documents.    Except to the extent required to comply with its obligations hereunder or with applicable law, the Company shall not, and shall not permit its Subsidiaries to, amend or propose to so amend its Certificate of Incorporation or its By Laws or other governing documents.

(e)    No Acquisitions.    Without the prior written consent of Parent (which consent will not be unreasonably withheld), the Company shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (excluding the acquisition of assets used in the operations of the business of the Company and its Subsidiaries in the ordinary course, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor). The Company shall not, and shall not permit its Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement.

(f)    No Dispositions.    The Company shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any substantial part of its assets (including capital stock of Subsidiaries of the Company) other than in the ordinary course of business consistent with past practice.

(g)    Investments; Indebtedness.    The Company shall not, and shall not permit any of its Subsidiaries to (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans or investments by the Company or a Subsidiary of the Company to or in the Company or any Subsidiary of the Company, (B) in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to the Company and its Subsidiaries taken together as a whole (provided that none of such transactions referred to in this clause (B) presents a material risk of making it more difficult to obtain any approval or authorization required in connection with the Merger under Regulatory Law) or (ii) except in the ordinary course consistent with past practice (after consultation with Parent’s Chief Financial Officer), incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than any wholly owned Subsidiary) or enter into any arrangement having the economic effect of any of the foregoing.

(h)    Compensation.

(i)    The Company shall not increase the amount of compensation of, or pay any severance to any director, officer or employee (other than in the ordinary course of business consistent with past practice) of the Company or any Subsidiary of the Company, or make any increase in, or commitment to increase, or accelerate the payment of any employee benefits, grant any additional Company Stock Options (except as permitted by Section 6.1(c)), adopt or amend or make any commitment to adopt or amend any Employee Plan (except as otherwise expressly provided by this Agreement) or fund or make any contribution to any Employee Plan or any related trust or other funding vehicles, other than regularly scheduled contributions to trusts funding qualified plans.

(ii)    The Company shall not accelerate the vesting of, or the lapsing of restrictions with respect to, any Company Stock Option, and any option granted or committed to be granted after the date of this Agreement shall not accelerate as a result of the approval or consummation of any transaction contemplated by this Agreement. The Company shall, prior to the Effective Date, eliminate by modifying the affected agreement any provision providing for such acceleration of vesting or the lapsing of restrictions with respect to any Company Stock Option; provided, however that, subject to Section 6.1(h)(iii), below, the Company’s obligation to eliminate such acceleration of vesting or the lapsing of restrictions shall not apply to “double trigger” acceleration provisions arising under eight certain severance agreements in effect prior to April 25, 2002 and scheduled at Company Disclosure Schedule 6.1.

(iii)    To the extent that any severance agreement or provision, individually or collectively with other payment arrangements, gives rise in connection with the approval or consummation of any transaction contemplated by this Agreement to the loss of an expense deduction, in whole or in part, pursuant to section 280G or 162(m) of the Code, the Company shall eliminate such loss by modifying the affected agreements or provision to reduce aggregate payments to amounts below the threshold which would trigger the loss of expense deductions under section 280G and 162(m) of the Code.

(i)    Tax Free Qualification.    The Company shall use its reasonable commercial efforts not to, and shall use its reasonable commercial efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 6.1) that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(j)    Accounting Methods; Tax Matters.    Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement, or as required by a governmental entity, the Company shall not change in any material respect its methods of accounting in effect at March 31, 2002, except as required by changes in GAAP as concurred in by the Company’s independent public accountants. The Company shall not (i) change its fiscal year; (ii) make any Tax election that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company; (iii) settle any material Tax claim or assessment or (iv) surrender any right to claim a material Tax refund or to any extension or waiver of the limitations period applicable to any material Tax claim or assessment.

(k)    Litigation.    The Company shall not, and shall not permit any of its subsidiaries to, settle or compromise any material suit, action, proceeding or regulatory investigation pending for an amount in excess of $100,000 or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any suit, action, proceeding or regulatory investigation pending, except for such consent decrees, injunctions or restraints which would not individually or in the aggregate have a Material Adverse Effect on the Company. The Company shall not commence material litigation, except as a counter or cross claim or where the failure to do so would result in the running of an applicable statute of limitations.

(l)    Intellectual Property. The Company shall not transfer or license to any Person or otherwise extend, amend or modify any rights to any Intellectual Property owned by the Company or its Subsidiaries, other than in the ordinary course of business or pursuant to any contracts, agreements, arrangements or understandings currently in place (that have been disclosed in writing to Parent prior to the date of this Agreement);

(m)    Certain Actions. Other than as expressly permitted by Section 9.1 or Section 9.3, hereof, the Company and its Subsidiaries shall not take any action or omit to take any action for the purpose of preventing, delaying or impeding the consummation of the Merger or the other transactions contemplated by this Agreement.

(n)    No Related Actions. The Company shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Section 6.2    Conduct of the Business of Parent.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, Parent agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or Section 6.2 of the Parent Disclosure Schedule):

(a)    Ordinary Course.

(i)    Parent and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use their reasonable commercial efforts to keep available the services of their respective present officers and key employees, preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii)    Except for such acts reasonably contemplated in connection with the announced proposed acquisition of TrueTime, Inc., Parent shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities in connection therewith other than capital expenditures and obligations or liabilities in connection therewith which do not exceed $1,000,000 in the aggregate.

(b)    Dividends; Changes in Share Capital.    Parent shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except the declaration and payment of regular dividends from a Subsidiary of Parent to Parent or to another Subsidiary of Parent in accordance with past dividend practice, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction or in connection with the proposed acquisition of TrueTime, Inc., or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, except in connection with Parent’s previously announced Parent Common Stock repurchase program.

(c)    Issuance of Securities.    Parent shall not, and shall not permit any of its Subsidiaries to, issue, deliver, sell, pledge or dispose of, or authorize or propose the issuance, delivery, sale, pledge or disposition of, any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than or in connection with (i) the issuance of Parent Common Stock and Parent stock options pursuant to the transactions contemplated by this Agreement, (ii) the issuance of Parent Common Stock and Parent stock options in connection with the proposed acquisition by Parent of TrueTime, Inc., (iii) the issuance of Parent Common Stock upon the exercise in accordance with their present terms of Parent Stock Options outstanding as of the date of this Agreement or other stock-based awards granted pursuant to clause (iv), below, (iv) the granting of Parent stock options or other stock based awards under Parent stock option plans to existing employees, officers and directors to acquire not more than 1,008,000 shares of Parent Common Stock granted under Parent stock option plans outstanding on the date hereof in the ordinary course of business consistent with past practice, (v) issuances, sales or deliveries by a wholly owned Subsidiary of Parent of capital stock to such Subsidiary’s parent or another wholly owned Subsidiary of Parent, (vi) issuances of up to 300,000 shares of Parent Common Stock upon exercise of outstanding Parent warrants, or (vii) issuances in accordance with the Parent Rights Plan.

(d)    Governing Documents.    Except to the extent required to comply with their respective obligations hereunder or with applicable law, Parent and Merger Sub shall not, and shall not permit their respective Subsidiaries to, amend or propose to so amend their respective Certificates of Incorporation or By Laws or other governing documents.

(e)    No Acquisitions.    Without the prior written consent of the Company (which consent shall not be unreasonably withheld), and excluding the proposed acquisition by Parent of TrueTime, Inc., Parent shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any other business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (excluding the acquisition of assets used in the operations of the business of Parent and its Subsidiaries in the ordinary course, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor). Parent shall not, and shall not permit its Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement.

(f)    No Dispositions.    Parent shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any substantial part of its assets (including capital stock of Subsidiaries of Parent) other than in the ordinary course of business consistent with past practice.

(g)    Investments; Indebtedness.    Parent shall not, and shall not permit any of its Subsidiaries to (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans or investments by Parent or a Subsidiary of Parent to or in Parent or any Subsidiary of Parent, (B) in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to Parent and its Subsidiaries taken as a whole (provided that none of such transactions referred to in this clause (B) presents a material risk of making it more difficult to obtain any approval or authorization required in connection with the Merger) or (ii) except in the ordinary course consistent with past practice, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Parent or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than any wholly owned Subsidiary) or enter into any arrangement having the economic effect of any of the foregoing.

(h)    Tax Free Qualification.    Parent shall use its reasonable commercial efforts not to, and shall use its reasonable commercial efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 6.2) that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 (a) of the Code.

(i)    Compensation.    Parent shall not increase the amount of compensation of, or pay any severance to (other than in the ordinary course of business consistent with past practice), any director, officer or employee of Parent or any Subsidiary of Parent, or make any increase in or commitment to increase or accelerate the payment of any employee benefits, grant any additional Parent stock options (except as permitted by Section 6.2(c)), adopt or amend or make any commitment to adopt or amend any benefit plan (other than as permitted herein) or fund or make any contribution to any Parent benefit plan or any related trust or other funding vehicles, other than regularly scheduled contributions to trusts funding qualified plans or as may be necessary to fulfill all of its agreements in connection with Parent’s proposed acquisition of TrueTime, Inc. or the Merger. Parent shall not accelerate the vesting of, or the lapsing of restrictions with respect to any Parent stock option (except as may be required in connection with Parent’s Proposed acquisition of TrueTime), and any option granted or committed to be granted after the date of this Agreement shall not accelerate as a result of the approval or consummation of any transaction contemplated by this Agreement.

(j)    Accounting Methods; Tax Matters.    Except as disclosed in Parent SEC Documents filed prior to the date of this Agreement, or as required by a governmental entity, Parent shall not change in any material respect its methods of accounting in effect at March 31, 2002, except as required by changes in GAAP as concurred in by Parent independent public accountants. Parent shall not (i) change its fiscal year, (ii) make any Tax election that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent, (iii) settle any material Tax claim or assessment or (iv) surrender any right to claim a material Tax refund or to any extension or waiver of the limitations period applicable to any material Tax claim or assessment.

(k)    Litigation.    Parent shall not, and shall not permit any of its Subsidiaries to, settle or compromise any material suit, action, proceeding or regulatory investigation pending for an amount in excess of $100,000 or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any suit, action, proceeding or regulatory investigation pending, except for such consent decrees, injunctions or restraints which would not individually or in the aggregate have a Material Adverse Effect on Parent. Parent shall not commence material litigation, except as a counter or cross claim or where the failure to do so would result in the running of an applicable statute of limitations.

(l)    Intellectual Property.    Parent shall not transfer or license to any Person or otherwise extend, amend or modify any rights to any Intellectual Property owned by Parent or its Subsidiaries, other than in the ordinary course of business or pursuant to any contracts, agreements, arrangements or understandings currently in place (that have been disclosed in writing to the Company prior to the date of this Agreement);

(m)    Certain Actions.    Other than as expressly permitted by Section 9.1 and Section 9.2, Parent and its Subsidiaries shall not take any action or omit to take any action for the purpose of preventing, delaying or impeding the consummation of the Merger or the other transactions contemplated by this Agreement.

(n)    No Related Actions.    Parent shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

Section 6.3    Governmental Filings.    The Company and Parent shall (a) confer on a reasonable basis with each other and (b) report to each other (to the extent permitted by applicable law or regulation or any applicable confidentiality agreement) on operational matters. The Company and Parent shall file all reports and correspondence required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and shall, if requested by the other party and (to the extent permitted by applicable law or regulation or any applicable confidentiality agreement) deliver to the other party copies of all such reports, correspondence, announcements and publications promptly upon request.

Section 6.4    No Solicitation by the Company.    The Company agrees that, from and after the date of this Agreement until the earlier of the date of its termination and the Effective Time, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries, nor its or their employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives (collectively, “Company Representatives”), shall directly or indirectly, initiate, encourage, solicit or otherwise induce any inquiries or the making of a Company Acquisition Proposal (as defined below). The Company further agrees that neither it nor any of its Subsidiaries nor any of its or its Subsidiaries’ officers or directors shall, and that it shall direct and use its best efforts to cause its Representatives not to, directly or indirectly, have any discussions with or provide any confidential information or data to any Person relating to a Company Acquisition Proposal or engage in any negotiations concerning a Company Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (a) making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, failure so to disclose would be inconsistent with its obligations under applicable law; (b) negotiating with or furnishing information to any Person who has made a bona fide written Company Acquisition Proposal which did not result from a breach of this Section 6.4; or (c) recommending such Company Acquisition Proposal to its stockholders, if and only to the extent that, in the case of actions referred to in clause (b) or clause (c), such Company Acquisition Proposal is a Superior Proposal (as defined below) and Parent is given at least two (2) business days’ written notice of the identity of the third party and all material terms and conditions of the Superior Proposal to respond to such Superior Proposal. The Company agrees that it will, on the date hereof, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal. Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal; provided that the Board of Directors of the Company shall not recommend that the stockholders of the Company tender their shares in connection with a tender offer except to the extent the Board of Directors of the Company determines in its good faith judgment that such a recommendation is required to comply with the fiduciary duties of the Board of Directors of the Company to stockholders under applicable law, after receiving the advice of outside legal counsel.

For purposes of this Agreement, “Company Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any transaction or series of related transactions involving: (a) any purchase from the Company or acquisition by any Person or “group” (as defined under section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a ten percent (10%) interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning ten percent (10%) or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company; (b) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than ten percent (10%) of the assets of the Company; or (c) any liquidation or dissolution of the Company. For purposes of this Agreement, a “Superior Proposal” means, in respect of the Company, an unsolicited, bona fide Company Acquisition Proposal for or in respect of at least a majority of the outstanding Company Shares on terms that the Board of Directors of the Company determines, in its good faith judgment (after consultation with its financial advisors) to be more favorable to the Company’s stockholders than the terms of the Merger, and is from a Person that in the reasonable judgment of the Company’s Board of Directors (after consultation with a nationally recognized investment bank, it being recognized for the purposes of this Section 6.4 that Robertson Stephens, Inc. is a nationally recognized investment bank) is financially capable of consummating such proposal.

Section 6.5    No Solicitation by Parent.    Parent agrees that, from and after the date of this Agreement until the earlier of the date of its termination and the Effective Time, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries, nor its or their employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives (collectively, “Parent Representatives”), shall directly or indirectly, initiate, encourage, solicit or otherwise induce any inquiries or the making of a Parent Acquisition Proposal (as defined below). Parent further agrees that neither it nor any of its Subsidiaries nor any of its or its Subsidiaries’ officers or directors shall, and that it shall direct and use its best efforts to cause Parent Representatives not to, directly or indirectly, have any discussions with or provide any confidential information or data to any Person relating to a Parent Acquisition Proposal or engage in any negotiations concerning a Parent Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or its Board of Directors from (a) making any disclosure to its stockholders if, in the good faith judgment of its Board of Directors, failure so to disclose would be inconsistent with its obligations under applicable law; (b) negotiating with or furnishing confidential information to any Person who has made a bona fide unsolicited written Parent Acquisition Proposal, or entering into an agreement with such Person in connection with a Parent Acquisition Proposal which did not result from a breach of this Section 6.5; or (c) in the case of actions referred to in clause (a) or (b), recommending to its stockholders such a Parent Acquisition Proposal with or without a Change in Parent Recommendation (as defined at Section 7.1(c), below). Nothing contained in this Agreement shall prevent the Board of Directors of the Company from complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to a Parent Acquisition Proposal.

For purposes of this Agreement, a “Parent Acquisition Proposal” means, in respect of the Parent, a bona fide proposal for or in respect of (i) a merger, consolidation, business combination, recapitalization, or similar transaction involving the Parent pursuant to which the stockholders of the Parent immediately preceding such transaction would hold less than fifty percent (50%) of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Parent of assets representing in excess of fifty percent (50%) of the aggregate fair market value of the Parent’s business immediately prior to such sale, or (iii) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Parent), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of fifty percent (50%) of the voting power of the then outstanding shares of capital stock of the Parent, from a Person that in the reasonable judgment of Parent’s Board of Directors (based on advice from a nationally recognized investment bank, it being recognized for the purposes of this Section 6.5 that RBC Dain Rauscher, Inc., a member company of RBC Capital Markets, is a nationally recognized investment bank) is financially capable of consummating such proposal.

ARTICLE 7

ADDITIONAL COVENANTS OF PARENT AND THE COMPANY

Section 7.1    Preparation of Proxy Statement; Stockholders Meetings.

(a)    As promptly as reasonably practicable following the date hereof, Parent and the Company shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable proxy materials that shall constitute the Joint Proxy Statement/Prospectus and Parent shall prepare and file with the SEC the Form S-4. The Joint Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the Form S-4 as Parent’s prospectus. Each of Parent and the Company shall use reasonable commercial efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise each other of any oral comments with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC. The parties shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both Parent and the Company, which approval shall not be unreasonably withheld or delayed; provided that, with respect to documents filed by a party hereto that are incorporated by reference in the Form S-4 or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations; and provided, further, that Parent, in connection with a Change in the Parent Recommendation, and the Company, in connection with a Change in the Company Recommendation, may amend or supplement the Joint Proxy Statement/Prospectus or Form S-4 (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change, and in such event, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations, and shall be subject to the right of each party to have its board of directors’ deliberations and conclusions to be accurately described. Parent will use reasonable commercial efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent stockholders, and the Company will use reasonable commercial efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company stockholders, in each case, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each party hereto will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/ Prospectus or the Form S-4. If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company and such information should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Parent and the Company.

(b)    The Company shall duly take all lawful action to call, give notice of, convene and hold the Company Stockholders Meeting as soon as practicable on a date determined in accordance with the mutual agreement of Parent and the Company for the purpose of obtaining the Company Stockholder Approval and, subject to Section 6.4, shall take all lawful action to solicit the Company Stockholder Approval. The board of directors of the Company shall recommend the approval of the plan of merger contained in this Agreement by the stockholders of the Company to the effect as set forth in Section 4.3 (the “Company Recommendation”), and shall not (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent such recommendation or (ii) take any action or make any statement in connection with the Company Stockholders Meeting inconsistent with such recommendation (collectively, a “Change in the Company Recommendation”); provided, however, that the Board of Directors of the Company may make a Change in the Company Recommendation pursuant to Section 6.4 hereof. Notwithstanding any Change in the Company Recommendation, this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders Meeting for the purpose of approving and adopting this Agreement and the Merger and nothing contained herein shall be deemed to relieve the Company of such obligation unless this Agreement shall have first been terminated as set forth in Section 9.2 or Section 9.3.

(c)    Parent shall duly take all lawful action to call, give notice of, convene and hold the Parent Stockholders Meeting as soon as practicable on a date determined in accordance with the mutual agreement of Parent and the Company for the purpose of obtaining the Parent Stockholder Approval and, subject to Section 5.3, shall take all lawful action to solicit the Parent Stockholder Approval. The Board of Directors of Parent shall recommend the approval of this Agreement and the issuance of Parent Common Stock in the Merger by the stockholders of Parent as set forth in Section 5.3 (the “Parent Recommendation”), and shall not (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the Company such recommendation or (ii) take any action or make any statement in connection with the Parent Stockholders Meeting inconsistent with such recommendation (collectively, a “Change in the Parent Recommendation”); provided, however, that the Board of Directors of Parent may make a Change in the Parent Recommendation pursuant to Section 6.5 hereof. Notwithstanding any Change in the Parent Recommendation, this Agreement shall be submitted to the stockholders of Parent at the Parent Stockholders Meeting for the purpose of approving and adopting this Agreement and the Merger and the issuance of Parent Common Stock in the Merger and nothing contained herein shall be deemed to relieve Parent of such obligation unless this Agreement shall have first been terminated as set forth in Section 9.2 or Section 9.3.

Section 7.2    Parent Board Of Directors.

(a)    At the Effective Time the Parent Board of Directors shall consist of nine individuals, six of whom shall be designated by Parent prior to the Effective Time and three of whom shall be designated by the Company and Parent jointly prior to the Effective Time. The three directors jointly selected by the Company and Parent shall include the Company’s Chairman and Chief Executive Officer, Mr. Erik van der Kaay, and two (2) others from among the directors currently serving on the Company’s Board of Directors. Parent shall use reasonable efforts to cause the three directors selected pursuant to the preceding sentence to be nominated for reelection to Parent’s Board of Directors at the first annual meeting of Parent stockholders to be held after December 31, 2002 at which Parent directors are to be elected, provided that any such director is not deceased, has not been terminated for cause, or is not otherwise subject to termination for cause, and that the nomination of any such director is consistent with the discharge by Parent Board of Directors of its fiduciary obligations to Parent stockholders.

(b)    On or prior to the Closing Date, to be effective at the Effective Time, Parent shall take all requisite action to appoint Mr. Erik van der Kaay to serve, at the discretion of the Board of Directors of Parent, as Chairman of Parent’s Board of Directors.

(c)    As of the date hereof, Parent has entered into a service agreement, to be effective as of the Effective Time, with Mr. Erik van der Kaay and such service agreement shall not be amended or modified prior to the Effective Time without the prior written consent of the Company.

Section 7.3    Access to Information.    Upon reasonable notice, each of Parent and the Company shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers and employees and, during such period, each of Parent and the Company shall (and shall cause its Subsidiaries to) furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of U.S. federal or state securities laws or the HSR Act or any other regulatory law, as applicable (other than documents that such party is not permitted to disclose under applicable law), and (b) all other information concerning it and its business, properties and personnel as such other party may reasonably request; provided, however, that either Parent or the Company may restrict the foregoing access to the extent that (i) any law, treaty, rule or regulation of any governmental entity applicable to it or any contract requires it or its Subsidiaries to restrict or prohibit access to any such properties or information or (ii) the information is subject to confidentiality obligations to a third party. Each of Parent and the Company will hold any information obtained pursuant to this Section 7.3 in confidence in accordance with, and shall otherwise be subject to, the provisions of the nondisclosure agreement dated September 11, 2001, between Parent and the Company (the “Non-Disclosure Agreement”), which Non-Disclosure Agreement shall continue in full force and effect. Any investigation by either Parent or the Company shall not affect the representations and warranties of the other.

Section 7.4    Reasonable Commercial Efforts

(a)    Subject to the terms and conditions of this Agreement, each party hereto will use its reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all necessary consents and all other consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the “Required Approvals”) and (ii) taking all reasonable steps as may be necessary to obtain all such Required Approvals. In furtherance and not in limitation of the foregoing, each of Parent and the Company agrees, to the extent not already accomplished (i) to make, as promptly as practicable, (A) an appropriate filing of a notification and report form pursuant to the HSR Act (and any other required filing under any other applicable regulatory law) with respect to the transactions contemplated hereby and (B) all other necessary filings with other governmental entities relating to the Merger and the other transactions contemplated by this Agreement, and, to supply as promptly as practicable any additional information or documentation that may be requested pursuant to such laws or by such governmental entities and to use reasonable commercial efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act or any other applicable regulatory law and the receipt of Required Approvals under such other laws or from such governmental entities as soon as practicable and (ii) not to extend any waiting period under the HSR Act or any other applicable regulatory law or enter into any agreement with the FTC or the DOJ not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed). Notwithstanding anything to the contrary in this Agreement, neither Parent nor the Company nor any of their respective Subsidiaries shall be required to hold separate (including by trust or otherwise) or to divest or agree to divest any of their respective businesses or assets, or to take or agree to take any action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on Parent (assuming the Merger has been consummated) or to substantially impair the benefits to Parent and the Company expected, as of the date hereof, to be realized from consummation of the Merger, and neither Parent or the Company shall be required to agree to or effect any divestiture, hold separate any business or take any other action that is not conditional on the consummation of the Merger.

(b)    Each of the Company and Parent shall, in connection with the efforts referenced in Section 7.4(a) to obtain all Required Approvals, use its reasonable commercial efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) subject to applicable law, permit the other party to review in advance any proposed written communication between it and any governmental entity, (iii) promptly inform each other of (and, at the other party’s reasonable request, supply to such other party) any communication (or other correspondence or memoranda) received by such party from, or given by such party to, the DOJ, the FTC or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iv) consult with each other in advance to the extent practicable of any meeting or conference with the DOJ, the FTC or any other governmental entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable governmental entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(c)    In furtherance and not in limitation of the covenants of the parties hereto contained in Section 7.4(a) and 7.4(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any applicable regulatory law of the United States, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a governmental entity that would make the Merger or the other transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the Merger or the other transactions contemplated hereby, each of the Company and Parent shall cooperate in all respects with each other and use its respective reasonable commercial efforts, including, subject to Section 7.4(a), selling, holding separate or otherwise disposing of or conducting their business in a specified manner, or agreeing to sell, hold separate or otherwise dispose of or conduct their business in a specified manner or permitting the sale, holding separate or other disposition of, any assets of Parent, the Company or their respective Subsidiaries or the conducting of their business in a specified manner, to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.4 shall limit a party’s right to terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(c) so long as such party hereto has up to then complied with its obligations under this Section 7.4.

(d)    Each of Parent and the Company and their respective Boards of Directors shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger or any other transactions contemplated hereby, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

Section 7.5    Reasonable Efforts; Other Actions.    The Company shall use commercially reasonable efforts (i) to cause all members of the Company’s Board of Directors and its executive officers to execute and deliver to Parent Support Agreements (“Support Agreements”) in the form set forth at Exhibit A-1. Parent shall use commercially reasonable efforts (i) to cause all members of the Company’s Board of Directors and its executive officers to execute and deliver to the Company Support Agreements in the form set forth at Exhibit A-2. Each Parent and the Company shall use reasonable commercial efforts to cause each of its respective executive officers and each member of its respective Board of Directors to execute and deliver to the other party a Lock-up Agreement substantially in the form attached at Exhibit B (the “Lock-up Agreement”); provided, however, that no such effort need be made with regard to such executive officers and directors who will not continue as officers or directors of Parent or the Surviving Corporation after the Effective Time. Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Stock to be received by any such individuals pursuant to this Agreement, and to issue appropriate transfer instructions to the transfer agent for the Parent Common Stock consistent with the terms of the Lock-up Agreement.

Section 7.6    Public Announcements.    Before issuing any press release or otherwise making any public statements with respect to the Merger, Parent and the Company will consult with each other as to its form and substance and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by the NNM.

Section 7.7    Notification of Certain Matters.    Each of the Company and Parent shall give prompt notice to the other party of (a) any notice of, or other communication relating to, a breach of this Agreement or event which, with notice or lapse of time or both, would become a breach, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract to which it or any of its Subsidiaries is a party or it, any of its Subsidiaries or any of its or their respective properties is subject, which breach would be reasonably likely to have a Material Adverse Effect on it, or (b) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 7.8    Expenses.    Except as set forth in Section 9.5, Parent and the Company shall bear their respective expenses incurred in connection with the Merger, including, without limitation, the preparation, execution and performance of this Agreement and the transactions contemplated hereby, and all Third Party Expenses, except that expenses incurred in printing, mailing and filing (including without limitation, SEC filing fees and stock exchange listing application fees) the Form S-4 and the Joint Proxy Statement/Prospectus shall be shared equally by the Company and the Parent.

Section 7.9    Affiliates.    Section 7.9 of the Disclosure Schedule contains a complete and accurate list of those persons who may be deemed to be, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate” and collectively, the “Company Affiliates”). The Company shall provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. the Company shall use commercially reasonable efforts to cause the Company Affiliates to deliver to Parent an executed Affiliate Agreement (the “Affiliate Agreement”) substantially in the form attached hereto at Exhibit C.

Section 7.10    Company Employee Benefit Plans.

(a)    Parent agrees that all full-time employees of the Company and its Subsidiaries who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) shall be eligible to continue to participate in either Parent’s or the Surviving Corporation’s health and welfare benefit plans in accordance with the terms of those plans and to the extent such plans and programs provide the following benefits: medical/dental/vision care, life insurance, disability income, sick pay, holiday pay and vacation pay, 401(k) plan coverage, employee stock purchase or other incentive plans, dependent care or severance benefits. Each Continuing Employee shall be given credit, for purposes of any service requirements for participation or vesting, for his or her period of service with the Company or any of its Subsidiaries credited under a similar plan prior to the Effective Time. Each Continuing Employee who, at the Effective Time, was participating in an employee group health plan maintained by Company or any of its Subsidiaries that is terminated by Parent shall not be excluded from Parent’s employee group health plan or limited in coverage thereunder by reason of any waiting period restriction or pre-existing condition limitation; provided, however, that (i) nothing in this Section 7.10 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit at any time, and (ii) if Parent or any Surviving Corporation terminates any of Surviving Corporation’s health or welfare benefit plans, then the Continuing Employees shall be eligible to participate in Parent’s health and welfare benefit plans, to substantially the same extent as similarly situated employees of Parent. Nothing in this Section 7.10 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent, and the employment of each Continuing Employee shall be “at will” employment, if permitted under applicable law.

(b)    The Company agrees that it will take all necessary actions to cause its 401(k) plan, or any other 401(k) plan that it sponsors or maintains for the benefit of any of the Company employees, to be terminated or frozen prior to the Effective Time, or merged, as of or as soon as practicable following the Effective Time into the appropriate qualified plan of Parent, as determined by Parent in its sole discretion.

Section 7.11    NNM Listing.    If required by the NNM, Parent shall promptly prepare and submit to The Nasdaq Stock Market, Inc. a listing application or other notice covering the shares of Parent Common Stock issuable in the Merger and upon exercise of the Company Warrants or Company Options, and shall use commercially reasonable efforts to obtain, prior to the Effective Time, approval (if required) for the listing of such Parent Common Stock, subject to official notice of issuance.

Section 7.12    Resignation of Officers and Directors.    The Company shall use all reasonable efforts to obtain and deliver to Parent on or prior to the Closing the resignation of each officer and director of the Company and its Subsidiaries.

Section 7.13    Severance Benefits.    Parent will cause the Surviving Corporation to pay severance benefits to Company employees who are terminated after the Closing Date in accordance with Parent’s current severance policy giving credit for service as an employee of the Company. Parent’s current severance policy is to pay four weeks’ salary plus one week’s salary for each year or portion thereof of employment.

Section 7.14    Indemnification.

(a)    For a period of six (6) years after the Effective Time, Parent agrees that it will indemnify, defend and hold harmless each present and former director and officer of the Company (when acting in such capacity) determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the DGCL and its certificate of incorporation, bylaws and other agreements in effect on the date hereof to indemnify such Person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law, the Company’s certificate of incorporation, bylaws and such other agreements in effect on the date hereof; provided, however, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

(b)    Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.14 upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and, provided that Parent or Surviving Corporation does promptly assume and thereafter diligently defend such claim, Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(c)    After the date hereof but prior to the Effective Time, the Company shall procure and fund continuing directors and officers liability insurance coverage for a period not to exceed six years after the Effective Time (the “Tail Coverage”) in an amount and upon terms substantially equivalent, but not superior, to such insurance of the Company in effect as of the date hereof. In the event it appears to the Company that the cost to the Company of the aggregate insurance premiums for the Tail Coverage (the “Insurance Premiums”) will likely exceed the sum of $700,000 plus any amount of credit then currently available to the Company under the Company’s current directors and officers liability policy (the “Credits”), the Company shall promptly so notify Parent in writing and Parent shall have twenty-one days from such notice to attempt to locate Tail Coverage at a lesser cost to the Company, and, if such less costly coverage is located, it shall be procured and funded by the Company.

(d)    For a period not to exceed six (6) years after the Effective Time, Parent shall cause to be maintained in effect the Tail Coverage to be procured by the Company as provided at Section 7.14(d) (provided that Parent may substitute therefor policies of substantially the same coverage and amounts containing terms and conditions which, on the whole, are not less advantageous) with respect to claims arising from facts or events which occurred before the Effective Time. Parent shall not be obligated to keep such insurance in force to the extent the Insurance Premiums exceed on an annualized basis one hundred seventy-five percent (175%) of the annualized premiums paid as of the date hereof by the Company under the Company’s current directors and officers liability policy.

(e)    The provisions of this Section 7.14 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and estates. Nothing in this Section shall limit in any way any other rights to indemnification that any current or former director or officer of the Company may have by contract or otherwise.

Section 7.15    The Company Rights Plan.    The Board of Directors of the Company shall take all action to the extent necessary (including amending the Company Rights Plan) in order to render the Company Rights Plan inapplicable to the Merger and the other transactions contemplated by the Merger. Except in connection with the foregoing sentence, the Board of Directors of the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld), amend the Company Rights Plan.

Section 7.16    Parent Rights Agreement.    The Board of Directors of the Parent shall take all action to the extent necessary (including amending the Parent Rights Plan) in order to render the Parent Rights Agreement inapplicable to the Merger and the other transactions contemplated by the Merger. Except in connection with the foregoing sentence, the Board of Directors of the Parent shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld), amend the Parent Rights Agreement.

ARTICLE 8

CONDITIONS TO THE MERGER

Section 8.1    Conditions to the Obligations of Each Party.    The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) at or prior to the Closing of the following conditions:

(a)    (i) Parent shall have obtained Parent Stockholder Approval and (ii) the Company shall have obtained Company Stockholder Approval;

(b)    no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or enjoin the consummation of the Merger;

(c)    the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and (ii) all other required approvals, applications or notices with governmental entities shall been obtained (the “Other Approvals”), except those Other Approvals the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or the Company.

(d)    the Form S-4 shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e)    the shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NNM, subject to official notice of issuance, if required; and

Section 8.2    Conditions to the Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

(a)    (i) the Company shall have performed in all material respects all of its obligations and covenants hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies that individually or in the aggregate do not have a Material Adverse Effect on the Company as of the Closing Date and except for changes contemplated by this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other qualifications based on the word “material,” “Knowledge” or similar phrases contained in such representations and warranties shall be disregarded, and any update of or modification to the Company Disclosure Letter made or proposed to have been made after the execution of this Agreement shall be disregarded unless agreed to by Parent in writing), and (iii) Parent shall have received a certificate signed by the chief executive officer of the Company to the foregoing effect;

(b)    the Company shall have received all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth in Section 4.5 of the Disclosure Schedule, except those consents, waivers or approvals the failure to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company;

(c)    all Support Agreements and Lock-up Agreements required to be executed and delivered by the directors and executive officers of the Company shall have been executed and delivered to Parent and such agreements shall be in full force and effect as of the Effective Time, and, as to the Support Agreements, as of a time prior to the mailing of the Joint Proxy Statement/Prospectus;

(d)    the Company shall have provided to Parent the executed resolutions of the Board of Directors of the Company and executed amendment to any Company 401(k) Plan as may be required pursuant to Section 7.10(b) hereof;

(e)    the Company shall have provided Parent with a certificate, executed on behalf of the Company by an executive officer of the Company, confirming that the conditions set forth in subparagraphs (b), (g), (h) and (k) of this Section 8.2 have been duly satisfied;

(f)    the written resignations of all of the officers and directors of the Company, effective as of the Effective Time, shall have been delivered to Parent;

(g)    no more than twenty-five percent (25%) of the individuals identified as key employees in Parent’s letter to the Company dated May 22, 2002 shall have ceased to be employed by the Company, or shall have expressed an intention to terminate his or her employment with the Company or to decline to accept continued employment with the Company post Merger;

(h)    there shall not be pending any suit, proceeding or investigation: (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; (iii) seeking to prohibit or limit in any material respect Parent’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (iv) which, if adversely determined could have a Material Adverse Effect on the Company or Parent;

(i)    there shall have not occurred any event or change since the date of the Agreement that has had or could reasonably be expected to have a Material Adverse Effect on the Company;

(j)    the Company should have procured continuing Tail Coverage as set forth in, and consistent with, Section 7.14(c);

(k)    the Company shall have taken all action required with regard to the Company Rights Plan as set forth in, and consistent with, Section 7.15;

(l)    the Company shall have timely delivered the Certified Estimate as set forth in Section 2.2(d); and,

(m)    the Company shall have delivered at Closing a certificate, executed on behalf of the Company by an executive officer of the Company, affirming that Company Transaction Fees do not, and will not, exceed the greater of (i) $4,900,000 or (ii) the Certified Estimate.

Section 8.3    Conditions to the Obligations of the Company.    The obligation of the Company to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

(a)    (i) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent contained in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on the Closing Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), except for such inaccuracies that individually or in the aggregate do not have a Material Adverse Effect on Parent as of the Closing Date and except for changes contemplated by this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties shall be disregarded, and any update of or modification to the Parent Disclosure Schedule made or proposed to have been made after the execution of this Agreement shall be disregarded), and (iii) the Company shall have received a certificate signed by the chief executive officer of Parent to the foregoing effect;

(b)    there shall have not occurred any event or change since the date of the Agreement that has had or could reasonably be expected to have a Material Adverse Effect on Parent;

(c)    all Support Agreements and Lock-up Agreements required to be executed and delivered by the directors and executive officers of the Parent shall have been executed and delivered to the Company and such agreements shall be in full force and effect as of the Effective Time, and, as to the Support Agreements, as of a time prior to the mailing of the Joint Proxy Statement/Prospectus;

(d)    as of the Closing Date, to be effective as of the Effective Time, the Board of Directors of Parent shall have been increased from six to nine directors, Mr. Erik van der Kaay and two others from among the

Company’s current Board of Directors shall been appointed to the newly created vacancies on the Parent Board of Directors, and Mr. Erik van der Kaay shall have been elected Chairman of the Parent Board of Directors;

(e)    the Company shall have received an opinion of Stradling Yocca Carlson & Rauth P.C. in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of section 368(a) of the Code and that each of the Company, Merger Subsidiary and Parent will be a party to the reorganization within the meaning of section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon certain representations of officers of the Company and Parent reasonably requested by counsel. If the opinion referred to in this Section 8.3(e) is not delivered, such condition shall be deemed to be satisfied if the Parent shall have received an opinion from Pillsbury Winthrop LLP or another law firm selected by Parent and reasonably acceptable to the Company. The Company will cooperate in obtaining such opinion, including, without limitation, making (and requesting from affiliates) appropriate representations with respect to relevant matters; and,

(f)    Parent shall have taken all action required with regard to the Parent Rights Agreement as set forth in, and consistent with, Section 7.16, and Parent shall have provided the Company with a certificate, executed on behalf of Parent by an executive officer of Parent, confirming the condition set forth in this subparagraph (f) of Section 8.3.

ARTICLE 9

TERMINATION

Section 9.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company or Parent:

(a)    by mutual consent of Parent and the Company;

(b)    by either Parent or the Company if the Merger shall not have been consummated on or before November 30, 2002 (the “End Date”), which date may be extended by mutual written consent of the parties hereto; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement.

(c)    by either Parent or the Company, if any governmental entity shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party seeking to terminate this Agreement shall have used commercially reasonable efforts to avoid, remove or lift such order, decree or ruling; or

(d)    by either Parent or the Company, if either the Company Stockholder Approval or the Parent Stockholder Approval has not been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting or the Parent Stockholder Meeting as applicable.

Section 9.2    Termination by Parent.    This Agreement may be terminated by action of the Board of Directors of Parent, at any time prior to the Effective Time, before or after Company Stockholder Approval, if (a) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in Article 2, Article 6 and Article 7 of this Agreement to be complied with or performed by the Company at or prior to such date of termination; provided, however, that if such failure to comply is capable of being cured prior to the End Date, such failure shall not have been cured within thirty (30) days of delivery to the Company of written notice of such failure, (b) there exists a breach or breaches of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 8.2(a) would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the End Date, such breaches shall not have been cured within thirty (30) days of delivery to the Company of written notice of such breach or breaches, or (c) a Company Triggering Event (as defined below) shall have occurred.

For the purposes of this Agreement, a “Company Triggering Event” shall be deemed to have occurred if: (a) there shall have occurred a Change in Company Recommendation; (b) the Company shall have failed to include in the Joint Proxy Statement/Prospectus the recommendation of the Board of Directors of the Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (c) the Board of Directors of the Company or any committee thereof shall have approved or recommended any Superior Proposal with respect to the Company; or (d) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

Section 9.3    Termination by the Company.    This Agreement may be terminated at any time prior to the Effective Time, before or after the approval by the stockholders of the Company, by action of the Board of Directors of the Company, if (a) Parent shall have failed to comply in any material respect with any of the covenants or agreements contained in Article 2, Article 6 and Article 7 of this Agreement to be complied with or performed by Parent at or prior to such date of termination; provided, however, that if such failure to comply is capable of being cured prior to the End Date, such failure shall not have been cured within thirty (30) days of delivery to Parent of written notice of such failure, (b) there exists a breach or breaches of any representation or warranty of Parent contained in this Agreement such that the closing condition set forth in Section 8.3(a) would not be satisfied; provided, however, that if such breach or breaches are capable of being cured prior to the End Date, such breaches shall not have been cured within thirty (30) days of delivery to Parent of written notice of such breach or breaches, (c) (i) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal with respect to the Company and the Company notifies Parent in writing in accordance with Section 6.4 that it intends to enter into such an agreement, attaching the most current version of such agreement (or a description of all material terms and conditions thereof) to such notice and (ii) the Company upon such termination pursuant to this clause (c) pays to Parent in immediately available funds the fees required to be paid pursuant to Section 9.5, or (d) a Parent Triggering Event shall have occurred.

For the purposes of this Agreement, a “Parent Triggering Event” shall be deemed to have occurred if: (a) there shall have occurred a Change in Parent Recommendation; (b) the Board of Directors of the Parent or any committee thereof shall have caused Parent to enter into, or recommended that Parent stockholders approve and adopt, any Parent Acquisition Proposal; or (c) a tender or exchange offer relating to securities of the Parent shall have been commenced by a Person unaffiliated with Company and the Parent shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Parent recommends rejection of such tender or exchange offer.

Section 9.4    Procedure for Termination.    In the event of termination by Parent or the Company pursuant to this Article 9, written notice thereof shall forthwith be given to the other.

Section 9.5    Effect of Termination.

(a)    In the event of termination of this Agreement pursuant to this Article 9, this Agreement shall forthwith become null and void, no party hereto (or any of its directors or officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in this Section 9.5, the last sentence of Section 7.3, and Section 7.8 hereof, and except to the extent that such termination results from willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in Agreement in which case such party shall be liable for all resulting liabilities or damages; provided, however, that in no event shall either (i) the Company or (ii) Parent and Merger Sub combined be responsible for damages or a monetary award in excess of an amount equal to the sum of (x) the Termination Fee plus (y) the non-breaching party’s Third Party Expenses.

(b)    If

(i)    the Company shall terminate this Agreement pursuant to Section 9.3(c); or

(ii)    Parent shall terminate this Agreement pursuant to Section 9.2(c), unless at the time of such Company Triggering Event, any of the conditions set forth in Section 8.3(a) would not have been satisfied as of such date and would not be reasonably capable of being satisfied;

then in any case as described in clause (i) or (ii) the Company shall pay to Parent (by wire transfer of immediately available funds not later than the date of termination of this Agreement) an amount equal to the Termination Fee.

(c)    If the Company shall terminate the Agreement pursuant to Section 9.3(d), unless at the time of such Parent Triggering Event, any of the conditions set forth in Section 8.2(a) would not have been satisfied as of such date and would not be reasonably capable of being satisfied, then in such case as described in this Section 9.5(c) Parent shall pay to the Company (by wire transfer of immediately available funds not later than the date of termination of this Agreement) an amount equal to the Termination Fee.

(d)    In the event the Agreement terminates consistent with Article 9, neither Parent nor any of its Subsidiaries shall for a period of twenty-four (24) months following such termination acquire, or make an offer to acquire, any equity securities of the Company except as a topping offer in response to a Superior Proposal.

ARTICLE 10

MISCELLANEOUS

Section 10.1    Notices.    Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered personally or sent by certified mail, postage prepaid, by facsimile (with receipt confirmed and promptly confirmed by personal delivery, U.S. first class mail, or courier), or by courier service, as follows:

If to Parent or Merger Sub to:	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131 Attn: Chief Executive Officer Facsimile: (408) 428-7896

with a copy to:	Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, CA 94304 Attn: Richard Bebb Kerry Smith Facsimile: (650) 233-4545

If to the Company to:	Datum, Inc. 9975 Toledo Way Irvine CA 92618 Attn: Chief Executive Officer Facsimile: (949) 598-7555

with a copy to:	Stradling Yocca Carlson & Rauth P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 Attn: Larry Cohn Facsimile: (949) 725-4100

Section 10.2    Non-Survival of Representations and Warranties.    The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement.

Section 10.3    Amendments; No Waivers.

(a)    Any provision of this Agreement (including the Exhibits and Schedules hereto) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, or (ii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

(b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.4    Successors and Assigns.    The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Merger Sub may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Merger Sub of its obligations hereunder.

Section 10.5    Governing Law.    This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to principles of conflicts of law.

Section 10.6    Jurisdiction.    Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware, and each of the parties hereby consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in this Section 10.6 shall be deemed effective service of process on such party.

Section 10.7    Waiver of Jury Trial.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.8    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts and by facsimile, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 10.9    Entire Agreement.    This Agreement (including the Exhibits and Schedules hereto) and the Non-Disclosure Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof. Except as expressly provided in Section 7.14(e), and as provided in Section 7.2 with regard to the three directors to be nominated for reelection, no provision of this Agreement or any other agreement contemplated hereby is intended to confer on any Person other than the parties hereto any rights or remedies.

Section 10.10    Captions.    The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 10.11    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed, all as of the date first above written.

DUBLIN ACQUISITION SUBSIDIARY, INC.

By	/s/ THOMAS W. STEIPP
Thomas W. Steipp, President

SYMMETRICOM, INC.

By	/s/ THOMAS W. STEIPP
Thomas W. Steipp, President and Chief Executive Officer

DATUM, INC.

By	/s/ ERIK VAN DER KAAY
Erik van der Kaay President and Chief Executive Officer

EXHIBIT A-1

SUPPORT AGREEMENT

This Support Agreement (“Agreement”) is made and entered into as of the date of its execution by the last party to sign below, between DATUM, INC., a Delaware corporation (“Company”), and the undersigned stockholder (“Stockholder”) of SYMMETRICOM, INC., a Delaware corporation (the “Parent”).

RECITALS

A.    Parent, the Company and Dublin Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for the merger of Merger Sub with and into the Company (the “Merger”). Pursuant to the Merger, shares of common stock of the Company will be converted into the right to receive common stock of Parent on the basis described in the Merger Agreement.

B.    The Stockholder, a director or executive officer of the Parent, is the beneficial owner of such number of shares of the outstanding common stock of the Parent as is indicated on the final page of this Agreement (the “Shares”).

C.    As a material inducement to enter into the Merger Agreement, Company desires the Stockholder to agree, and the Stockholder is willing to agree to vote the Shares and any other such shares of common stock of the Parent hereafter acquired by Stockholder so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1.    Agreement to Vote Shares; Additional Purchases.

1.1    Agreement to Vote Shares.    Until the Expiration Date (as defined in Section 6), at every meeting of the stockholders of the Parent called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Parent with respect to any of the following, Stockholder shall vote the Shares and any New Shares (as hereinafter defined) in favor of (i) approval of the Merger Agreement and the Merger and (ii) any matter that could reasonably be expected to facilitate the Merger.

1.2    Additional Share Purchases.    Stockholder agrees that any shares of common stock of the Parent that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the Expiration Date (“New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2.    Irrevocable Proxy.    Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Company a proxy in the form attached hereto as Exhibit 1 (the “Proxy”), which shall be irrevocable, with regard to the total number of shares of common stock of the Parent beneficially owned by Stockholder set forth therein.

3.    Representations and Warranties of the Stockholder.    Stockholder (i) is the beneficial owner of the Shares, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances, (ii) does not beneficially own any shares of common stock of the Parent other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law), (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and (iv) is an executive officer or director of the Parent.

4.    Additional Documents.    Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Company or Stockholder, as the case may be, to carry out the intent of this Agreement.

5.    Consent and Waiver.    Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any other rights Stockholder may have.

6.    Termination.    This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article 9 thereof (the earlier to occur of (i) and (ii) is referred to herein as the “Expiration Date”).

7.    Miscellaneous.

7.1    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7.2    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

7.3    Amendments and Modification.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

7.4    Specific Performance; Injunctive Relief.    The parties hereto acknowledge that Company will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Company upon any such violation, Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Company at law or in equity.

7.5    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by facsimile followed by first class United States mail postage prepaid, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

If to Company to:	Datum, Inc. 9975 Toledo Way Irvine, CA 92618 Attn: Chief Executive Officer Facsimile: [to come]

with a copy to:	Stradling Yocca Carlson & Rauth LLP 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 Attn: Bob Rich, Esq. Facsimile: (949) 725-4100

If to Stockholder:	To the address set forth on the last page hereof.

with a copy to:	Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, CA 94304 Attn: Richard Bebb Facsimile: (650) 233-4545

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

7.6    No Restraint on Officer Director Action.    This Agreement is intended to bind each Stockholder only with respect to the specific matters set forth herein, and shall not prohibit any Stockholder from acting in accordance with his fiduciary duties as an officer or director of the Parent. Each Stockholder will retain at all times the right to vote such Stockholder’s Shares, in such Stockholder’s sole discretion, on all matters other than those set forth in Section 1.1 which are at any time or from time to time presented to the Parent’s stockholders generally.

7.7    Governing Law.    This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware (without regard to the principles of conflict of laws thereof or of any other jurisdiction).

7.8    Entire Agreement.    This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

7.9    Counterparts.    This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

7.10    Effect of Headings.    The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Support Agreement to be duly executed on the date and year indicated below.

DATUM, INC.

Dated             , 2002
By:

Name:

Title:

STOCKHOLDER

Dated             , 2002
By:

Name:

Title:

Address:             c/o Symmetricom, Inc.
                            2300 Orchard Parkway
                            San Jose, CA 95131

Facsimile:           (408) 428-7896

Number of Shares of Beneficially Held by Stockholder:

Common Stock:

EXHIBIT 1

IRREVOCABLE PROXY

The undersigned stockholder of Symmetricom, Inc., a Delaware corporation (the “Parent”), hereby irrevocably appoints Eric van der Kaay and Robert Krist, the President and Chief Executive Officer and Chief Financial Officer, respectively, of Datum, Inc., a Delaware corporation (“Company”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, subject to the third full paragraph of this proxy, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to the shares of common stock of the Parent beneficially owned by the undersigned, which shares are listed on the final page of this Proxy (the “Shares”), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement and Plan of Merger, dated as of May 22, 2002 (the “Merger Agreement”), among Parent, Dublin Acquisition, Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

This proxy is irrevocable, is granted pursuant to the Support Agreement between Company and the undersigned Stockholder (the “Support Agreement”) to which it is attached, and is granted in consideration of Company entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the stockholders of the Parent, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger.

The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the Stockholders of the Parent and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. The undersigned Stockholder may vote the Shares on all other matters.

[Signature Page to this Proxy Follows]

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned and shall be effective as of the date that the Support Agreement to which it is attached is made and entered into. THIS PROXY IS IRREVOCABLE.

Dated:                           , 2002

Signature of Stockholder:
Print Name of Stockholder:
            Shares of Common Stock Beneficially Owned

EXHIBIT A-2

SUPPORT AGREEMENT

This Support Agreement (“Agreement”) is made and entered into as of the date of its execution by the last party to sign below, between SYMMETRICOM, INC., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of DATUM, INC., a Delaware corporation (the “Company”).

RECITALS

A.    Parent, the Company and Dublin Acquisition Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for the merger of Merger Sub with and into the Company (the “Merger”). Pursuant to the Merger, shares of common stock of the Company will be converted into the right to receive common stock of Parent on the basis described in the Merger Agreement.

B.    The Stockholder, a director or executive officer of the Company, is the beneficial owner of such number of shares of the outstanding common stock of the Company as is indicated on the final page of this Agreement (the “Shares”).

C.    As a material inducement to enter into the Merger Agreement, Parent desires the Stockholder to agree, and the Stockholder is willing to agree to vote the Shares and any other such shares of common stock of the Company hereafter acquired by Stockholder so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound, the parties agree as follows:

1.    Agreement to Vote Shares; Additional Purchases.

1.1    Agreement to Vote Shares.    Until the Expiration Date (as defined in Section 6), at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, Stockholder shall vote the Shares and any New Shares (as hereinafter defined) in favor of (i) approval of the Merger Agreement and the Merger and (ii) any matter that could reasonably be expected to facilitate the Merger.

1.2    Additional Share Purchases.    Stockholder agrees that any shares of common stock of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the execution of this Agreement and prior to the Expiration Date (“New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2.    Irrevocable Proxy.    Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Parent a proxy in the form attached hereto as Exhibit 1 (the “Proxy”), which shall be irrevocable, with regard to the total number of shares of common stock of the Company beneficially owned by Stockholder set forth therein.

3.    Representations and Warranties of the Stockholder.    Stockholder (i) is the beneficial owner of the Shares, which at the date hereof are free and clear of any liens, claims, options, charges or other encumbrances, (ii) does not beneficially own any shares of common stock of the Company other than the Shares (excluding shares as to which Stockholder currently disclaims beneficial ownership in accordance with applicable law), (iii) has full power and authority to make, enter into and carry out the terms of this Agreement, and (iv) is an executive officer or director of the Company.

4.    Additional Documents.    Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent or Stockholder, as the case may be, to carry out the intent of this Agreement.

5.    Consent and Waiver.    Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreements to which Stockholder is a party or pursuant to any other rights Stockholder may have.

6.    Termination.    This Agreement shall terminate and shall have no further force or effect as of the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article 9 thereof (the earlier to occur of (i) and (ii) is referred to herein as the “Expiration Date”).

7.    Miscellaneous.

7.1    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7.2    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

7.3    Amendments and Modification.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

7.4    Specific Performance; Injunctive Relief.    The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

7.5    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and sufficient if delivered in person, by facsimile followed by first class United States mail postage prepaid, or sent by mail (registered or certified mail, postage prepaid, return receipt requested) or overnight courier (prepaid) to the respective parties as follows:

If to Parent or Merger Sub to:	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131 Attn: Chief Executive Officer Facsimile: (408) 428-7896

with a copy to:	Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, CA 94304 Attn: Richard Bebb Facsimile: (650) 233-4545

If to Stockholder:	To the address set forth on the last page hereof.

with a copy to:	Stradling Yocca Carlson & Rauth LLP 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 Attn: Bob Rich, Esq. Facsimile: (949) 725-4100

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

7.6    No Restraint on Officer Director Action.    This Agreement is intended to bind each Stockholder only with respect to the specific matters set forth herein, and shall not prohibit any Stockholder from acting in accordance with his fiduciary duties as an officer or director of the Company. Each Stockholder will retain at all times the right to vote such Stockholder’s Shares, in such Stockholder’s sole discretion, on all matters other than those set forth in Section 1.1 which are at any time or from time to time presented to the Company’s stockholders generally.

7.7    Governing Law.    This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware (without regard to the principles of conflict of laws thereof or of any other jurisdiction).

7.8    Entire Agreement.    This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

7.9    Counterparts.    This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

7.10    Effect of Headings.    The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Support Agreement to be duly executed on the date and year indicated below.

SYMMETRICOM, INC.

Dated                  , 2002
By:

Name:

Title:

STOCKHOLDER

Dated                  , 2002
By:

Name:

Title:

Address:

Facsimile:

Number of Shares of Beneficially Held by Stockholder:

Common Stock:

EXHIBIT 1

IRREVOCABLE PROXY

The undersigned stockholder of Datum, Inc., a Delaware corporation (the “Company”), hereby irrevocably appoints Thomas Steipp and William Slater, the President and Chief Executive Officer and Chief Financial Officer, respectively, of Symmetricom, Inc., a Delaware corporation (“Parent”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, subject to the third full paragraph of this proxy, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to the shares of common stock of the Company beneficially owned by the undersigned, which shares are listed on the final page of this Proxy (the “Shares”), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, until such time as that certain Agreement and Plan of Merger, dated as of May 22, 2002 (the “Merger Agreement”), among Parent, Dublin Acquisition, Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, shall be terminated in accordance with its terms or the Merger (as defined in the Merger Agreement) is effective. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

This proxy is irrevocable, is granted pursuant to the Support Agreement between Parent and the undersigned Stockholder (the “Support Agreement”) to which it is attached, and is granted in consideration of Parent entering into the Merger Agreement. The attorneys and proxies named above will be empowered at any time prior to termination of the Merger Agreement to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of the stockholders of the Company, and in every written consent in lieu of such a meeting, or otherwise, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger.

The attorneys and proxies named above may only exercise this proxy to vote the Shares subject hereto at any time prior to termination of the Merger Agreement at every annual, special or adjourned meeting of the Stockholders of the Company and in every written consent in lieu of such meeting, in favor of approval of the Merger and the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. The undersigned Stockholder may vote the Shares on all other matters.

[Signature Page to this Proxy Follows]

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned and shall be effective as of the date that the Support Agreement to which it is attached is made and entered into. THIS PROXY IS IRREVOCABLE.

Dated:                                , 2002

Signature of Stockholder:

Print Name of Stockholder:

           Shares of Common Stock Beneficially Owned

Exhibit B

LOCK-UP AGREEMENT

THIS LOCKUP AGREEMENT, is made and entered into as of                          , 2002, by and among SYMMETRICOM, INC., a Delaware corporation (“Parent”) and the undersigned (the “Stockholder.”)

WHEREAS, prior to the Effective Time the Stockholder was the holder of either (i) common stock of DCO, Inc., a Delaware corporation (the “Company”) or (ii) Parent Common Stock;

WHEREAS, prior to the Effective Time the Stockholder was either an officer or director of (i) the Company or (ii) Parent;

WHEREAS, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Parent, the Company, and Dublin Acquisition Corp., a wholly owned subsidiary of Parent (“Merger Subsidiary”), and the Company, dated as of May             , 2002, as of the Effective Time (i) the Company will merge with and into the Merger Subsidiary (the “Merger”) and (ii) all of the outstanding shares of Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall be converted into the right to receive shares of Common Stock, par value $0.001 per share, of Parent (“Parent Common Stock”);

WHEREAS, it is a condition to the Merger that the Stockholder, and all others who are executive officers or directors of either Parent or the Company immediately prior to the Effective Time, first execute and deliver to Parent this form of Lock-up Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto hereby agree with each other as follows:

1.     Certain Defined Terms     As used in this Agreement, the following terms shall have the following respective meanings:

(a)    “Shares” shall mean and include all shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock issued or issuable to the Stockholder in connection with the Merger (including, without limitation, shares of Parent Common Stock or securities convertible into or exercisable or exchangeable for Parent Common Stock which may be deemed to be beneficially owned by the Stockholder in accordance with the rules and regulations of the Securities Exchange Commission but not including shares of Parent Common Stock issuable upon the exercise of options), and all other securities of Parent which the Stockholder beneficially owns as of the Effective Time, or which may be issued in exchange for or in respect thereof (whether by way of stock split, stock dividend, conversion, combination, reclassification, reorganization, merger or any other means).

(b)    Other capitalized terms used herein that are not otherwise defined herein shall have the meaning given to such terms in the Merger Agreement.

2.    Prohibited Transfers.

(a)    The Stockholder shall not sell, assign, transfer, pledge, hypothecate, mortgage, encumber or otherwise dispose of all or any of his, her or its Shares except Released Shares (as defined in Section 4 hereof). The term “dispose” includes, but is not limited to, the act of selling, assigning, transferring, pledging, hypothecating, encumbering, mortgaging, giving and any other form of disposing or conveying, whether voluntary or by operation of law. Notwithstanding the foregoing, the Stockholder shall not be prohibited from entering into any hedging or similar transaction which may affect the economic risks associated with the Shares so long as the settlement thereof is effected by any consideration other than transfer of his Shares (except the Released Shares).

Any Parent Common Stock acquired by Stockholder in the open market after the Effective Time will not be Lock-Up Shares (as defined in Section 4 hereof) and will not be subject to the provisions of this Section 2(a).

(b)    Notwithstanding the foregoing, the Stockholder may transfer all or any of his or her Shares (i) by way of gift to any member of the Stockholder’s family or to any trust for the benefit of any such family member or the Stockholder, provided that any such transferee shall agree in writing with Parent, as a condition to such transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the Stockholder, or (ii) by will or the laws of descent and distribution, in which event each such transferee shall be bound by all of the provisions of this Agreement to the same extent as if such transferee were the Stockholder, or (iii) if Stockholder is a corporation, trust, partnership, limited liability company or similar entity, to its stockholders, beneficiaries, partners or members, as the case may be, provided that any such transferee shall agree in writing with Parent, as a condition to such transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the Stockholder. As used herein, the word “family” shall include any spouse, lineal ancestor or descendant, brother or sister.

(c)    No transfer of Shares otherwise permitted by this Agreement may be made unless such transfer is within the limitations of and in compliance with Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”).

(d)     Any transfer or other disposition of Shares in violation of the restrictions on transfer contained herein shall be null and void and shall not entitle the Stockholder or any proposed transferee or other person to have any Shares transferred upon the books of Parent.

3.    Term of Agreement     This Agreement shall expire three hundred sixty (360) days following the Closing Date of the Merger.

4.    Release of Shares from Transfer Restrictions.     The term “Released Shares” shall mean (i) Shares sold by the Stockholder pursuant to a 10b5-1 nondiscretionary plan, plus (ii) the following percentage of the Stockholder’s Shares as of the applicable Release Date:

Release Date	Percentage of Stockholder’s Shares that Become Released Shares
One hundred eighty (180) days following the Closing Date of the Merger	10%
Two hundred ten (210) days following the Closing Date of the Merger	10%
Two hundred forty (240) days following the Closing Date of the Merger	10%
Two hundred seventy (270) days following the Closing Date of the Merger	10%
Three hundred (300) days following the Closing Date of the Merger	10%
Three hundred thirty (330) days following the Closing Date of the Merger	10%
Three hundred sixty (360) days following the Closing Date of the Merger	100%

Shares that become Released Shares may be disposed of at any time thereafter. Shares which have not been released in the manner described above or have not otherwise become Released Shares under this Section 4, shall be regarded as “Lock-Up Shares” and shall be subject to the prohibitions on transfer contained in Section 2.

5.    Rights as Stockholder.     It is understood that the Stockholder has the right to vote all of the Shares held by him or her and that he or she shall be entitled to all dividends or distributions made by Parent arising in respect of the Shares, in cash, stock or other property, including warrants, options or other rights.

6.    Specific Enforcement.     The parties hereby acknowledge and agree that they may be irreparably damaged in the event that this Agreement is not specifically enforced. Upon a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by any party, any other party shall, in addition to all other remedies, be entitled to a temporary or permanent injunction, without showing any actual damage, and/or a decree for specific performance, in accordance with the provisions hereof.

7.    Legend.     Parent shall have the right to cause all certificates evidencing any of the Shares subject to this Agreement to bear a legend substantially as follows during the term of this Agreement:

“Until [360 days following the Closing Date of the Merger], the shares represented by this certificate are subject to restrictions on transfer and may not be sold, exchanged, transferred, pledged, or otherwise disposed of except in accordance with and subject to all the terms and conditions of a certain Lock-Up Agreement originally dated as of                  , 2002, as it may be amended from time to time, a copy of which the Company will furnish to the holder of this certificate upon request and without charge.”

Parent may impose stop-transfer instructions with respect to the Lock-Up Shares subject to the foregoing restriction until the end of such three hundred sixty (360) day period.

8.    Governing Law; Successors and Assigns.     This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware without regard to its conflict of laws provisions and shall be binding upon the heirs, personal representatives, executors, administrators, successors and assigns of the parties. Stockholder agrees that, between the date of this Agreement and the earlier of the Effective Date and the date of the Merger Agreement’s termination, Stockholder will further not dispose of its shares of Company Common Stock in a private transaction unless the transferee in such transaction agrees in writing to be bound by the terms and limitations of this Agreement.

9.    Notices.     All notices to be given or otherwise made to any party to this Agreement shall be deemed to be sufficient if contained in a written instrument, delivered by hand in person, or by express overnight courier service, or by electronic facsimile transmission (with a copy sent by first class mail, postage prepaid), or by registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by the addressee to the addresser listing all parties:

If to Parent:	Parent 2300 Orchard Parkway San Jose, CA 95131 Attn: Chief Executive Officer Facsimile: (408) 428-7896

with a copy to:	Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, CA 94304 Attn: Richard Bebb Facsimile: (650) 233-4545

If to Stockholder:	To the address for notice set forth on the last page hereof.

All such notices shall, when mailed or sent via facsimile, be effective when received or when attempted delivery is refused.

10.    Entire Agreement and Amendments.     This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified, amended or terminated except by an agreement signed by Parent and the holders of at least a majority of the Shares subject to this form of Lock-up Agreement by reason of the Merger.

11.    Waivers.     From time to time Parent may waive its rights hereunder either generally or with respect to one or more specific transfers which have been proposed, attempted or made; provided, however, that any such waiver shall apply to all holders of Shares subject to this form of Lock-Up Agreement by reason of the Merger. No waiver of any breach or default hereunder shall be considered valid unless in writing, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

12.    Severability.     If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

13.     Counterparts.     This Agreement may be executed by facsimile and in two or more counterparts, each one of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

SYMMETRICOM, INC.

By:

(Signature)

Name:

Title:

STOCKHOLDER:

(Signature)

Name:

Address:

Facsimile:

EXHIBIT C

COMPANY
AFFILIATE AGREEMENT

            , 2002

Symmetricom, Inc.
2300 Orchard Parkway
San Jose, CA 95131

Ladies and Gentlemen:

Symmetricom, Inc. (“Symmetricom”), a Delaware corporation, Datum Inc. (the “Company”), a Delaware corporation, and Dublin Acquisition, Corp., (“Merger Sub”) a Delaware corporation and a wholly-owned subsidiary of Symmetricom, have entered into an Agreement and Plan of Merger, dated as of May 22, 2002 (the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Transaction”). Capitalized terms used herein but not defined shall have the meanings set forth in the Merger Agreement.

The undersigned (“Affiliate”) has been advised that as of the date hereof the undersigned may be deemed to be (but does not hereby admit to be) an “affiliate” of the Company, as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “SEC”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

The undersigned understands that the representations, warranties and covenants set forth herein will be relied upon by Symmetricom and the Company. Except to the extent written notification to the contrary is received by Symmetricom from the undersigned prior to the consummation of the Transaction, the representations and warranties contained herein shall be accurate at all times from the date hereof through the Effective Time (as defined in the Merger Agreement).

The undersigned hereby represents and warrants to and agrees with Symmetricom that in the event the undersigned receives any shares of Symmetricom Common Stock (“Symmetricom Common Shares”) as a result of the Transaction:

1.    The undersigned has power and authority to execute and deliver this letter agreement and to make the representations and warranties set forth herein and to perform his, her or its obligations hereunder.

2.     The undersigned has carefully read this letter agreement (this “Agreement”) and the Merger Agreement and, to the extent the undersigned felt necessary, discussed the requirements of such documents and other applicable limitations upon his, her or its ability to sell, transfer, pledge or otherwise dispose of Symmetricom Common Shares with his, her or its counsel.

3.    The undersigned is the owner of (including the beneficial owner of options, warrants or other rights to acquire common stock) the number of shares of Company common stock (the “Shares”) set forth below, and did not acquire any of the Shares in contemplation of the Transaction.

4.    The undersigned will not make any sale, transfer, pledge or other disposition of the Shares in violation of the Securities Act or the Rules and Regulations.

5.     The undersigned has been advised that, since at the time the Transaction was or will be submitted for a vote of the shareholders of the Company the undersigned may be deemed to be or have been an affiliate of the

Company and the distribution by the undersigned of any Symmetricom Common Shares has not been registered under the Securities Act, the undersigned may not sell, transfer, or otherwise dispose of Symmetricom Common Shares issued to him, her or it in the Transaction unless (i) such sale, transfer, or other disposition has been registered under the Securities Act, (ii) such sale, transfer, or other disposition is made in conformity with the volume and other limitations of Rule 145(d), (iii) a “no action” letter has been received from the SEC with respect to such sale, transfer or disposition or (iv) in the opinion of counsel reasonably acceptable to Symmetricom, such sale, transfer, or other disposition is otherwise exempt from registration under the Securities Act.

6.    The undersigned understands that, except as provided in the Merger Agreement, Symmetricom is under no obligation to register the sale, transfer, or other disposition of Symmetricom Common Shares by the undersigned or on his, her or its behalf under the Securities Act or any other Laws or to take any other action necessary in order to make compliance with an exemption from such registration available.

7.    The undersigned also understands that Symmetricom may impose stop transfer instructions or elect to not permit the transfer of Symmetricom Common Shares or the issuance of a new certificate representing such shares unless and until such a transfer can be made in compliance with paragraph 5 above and that there will be placed on the certificates for Symmetricom Common Shares issued to him, her or it, or any substitutions therefor, a legend stating in substance:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED EXCEPT IN COMPLIANCE WITH RULE 145(d) OF THE ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSACTION DOES NOT INVOLVE A VIOLATION OF THE ACT OR ANY STATE SECURITIES LAWS.”

8.     Except for this Agreement, the Support Agreement dated as of                          , 2002 between Symmetricom and the undersigned and except as otherwise disclosed in the Company Disclosure Schedule, there are no contracts, commitments or agreements relating to voting, purchase or sale of the Company’s common stock (i) between the Company and the undersigned and (ii) between or among the undersigned and any of Company’s other shareholders.

9.     From and after the Effective Time of the Merger and for so long as is necessary in order to permit Affiliate to sell the Symmetricom Common Shares held by Affiliate pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Symmetricom will use its reasonable efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, referred to in paragraph (c)(1) of Rule 144 under the Securities Act, in order to permit Affiliate to sell the Symmetricom Shares held by it pursuant to the terms and conditions of Rule 145 and the applicable provisions of Rule 144.

10.     This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California without giving effect to the principles of conflicts of laws thereof and may be executed in counterparts.

Very truly yours,

(print name)

Number of Shares beneficially owned as of the date hereof:

Accepted as of                          , 2002
Symmetricom, Inc.

By:

Name:

Title:

***COMPANY AFFILIATE AGREEMENT***

CONSENT OF SPOUSE

I,             , spouse of Affiliate, have read and approve of the terms and conditions set forth in the foregoing Affiliate Agreement. In consideration of Symmetricom and the Company entering into the Merger Agreement which provides for the Merger, I hereby acknowledge, consent to and confirm the execution of the foregoing Affiliate Agreement by Affiliate and agree that, to the extent that I may be deemed to have an interest in the Symmetricom Common Shares held by Affiliate, the undersigned agrees to be bound by the terms thereof.

Dated:                          , 2002

By:

Print Name:

ANNEX B

[Letterhead of RBC Dain Rauscher Inc., a member company of RBC Capital Markets]

May 22, 2002

CONFIDENTIAL
The Board of Directors
Symmetricom, Inc.
2300 Orchard Parkway
San Jose, CA 95131

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Symmetricom, Inc., a Delaware corporation (the “Parent”), of the merger consideration (the “Merger Consideration”) to be paid per share for the common stock of Datum, Inc, a Delaware corporation (the “Company”), pursuant to the terms of the proposed Agreement and Plan of Merger, anticipated to be dated as of May 22, 2002 (the “Agreement”), by and among the Parent, Dublin Acquisition Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of the Parent (“Merger Subsidiary”), and the Company. Capitalized terms used herein shall have the meanings used in the Agreement, unless otherwise defined herein.

Pursuant to the Agreement, each outstanding share of the common stock of the Company (the “Company Common Stock”) will be converted into 2.7609 shares of common stock (the “Parent Common Stock”) of the Parent (the “Exchange Ratio”) with cash paid in lieu of fractional shares. Company options and warrants will be assumed and rendered exercisable for Buyer Common Stock at the Exchange Ratio with corresponding adjustment of exercise price with cash paid in lieu of fractional shares. The transaction is intended to qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code and to be accounted for as a purchase for financial accounting purposes. The terms and conditions of the Merger, the Merger Consideration and the Exchange Ratio are set forth more fully in the Agreement.

RBC Dain Rauscher, Inc. (“RBC”), a member company of RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

We are acting as financial advisor to the Parent in connection with the Merger, and we will receive a fee for our services, which is contingent upon the consummation of the Merger or a similar transaction involving the Parent and Company. We will also receive a fee for providing this opinion, which is creditable against the contingent transaction fee. The opinion fee is not contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, RBC may act as a market maker and broker in the publicly traded securities of the Company and the Parent and receive customary compensation in connection therewith, and may also actively trade the securities of the Company and the Parent for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities. RBC has an ongoing retainer arrangement with the Parent pursuant to which RBC acts as financial advisor to the Parent with respect to potential acquisitions and, in addition to the retainer fee provided for under this arrangement, RBC will receive a transaction fee if the Parent’s pending acquisition of TrueTime, Inc., publicly announced on March 28, 2002 (the “TrueTime Transaction”) is consummated.

In connection with our review of the merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the draft Agreement dated May 20 , 2002 the “Latest Draft Agreement”; (ii)

Symmetricom, Inc.
May 22, 2002

reviewed and analyzed certain publicly available financial and other data with respect to the Parent and Company and certain other historical operating data relating to the Parent and Company made available to us from published sources and from the internal records of the Parent and Company; (iii) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) conducted discussions with members of the senior management of the Parent with respect to the business prospects and financial outlook of the Parent; (v) received and reviewed financial forecasts prepared by the Company’s management and the Parent’s management on the potential future performance of Company, both as a stand alone entity and as a part of the Parent; (vi) reviewed the reported prices and trading activity for the Parent Common Stock and the Company Common Stock; and (vii) compared the financial performance of the Company and the prices of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities.

In arriving at our opinion, we performed the following analyses in addition to the review and inquiries referred to in the preceding paragraph: (i) compared selected market valuation metrics of the Company and other comparable publicly-traded companies with those same metrics implied by the Merger Consideration; (ii) compared the financial metrics, to the extent publicly available, of selected precedent transactions with those same metrics implied by the Merger Consideration; (iii) compared the premium implied by the Merger Consideration with the premiums paid in selected precedent transactions; (iv) compared the relative contribution to certain income statement and balance sheet items of the Parent and Company with their pro forma ownership in the combined entity, based on the Merger Consideration; (v) compared the forecast earnings per share of the Parent to forecast earnings per share of the Pro Forma entity following the completion of the transaction; and (vi) compared the historical exchange ratio between Parent Common Stock and Company Common Stock with the Exchange Ratio. The Company did not provide us with forecasted financial information beyond December 31, 2003 and, as a result of the limited forecast, we were unable to employ a discounted cash flow analysis. Having regard to the pendency of the TrueTime Transaction, we have performed our proposed analysis referred to in clause (v) above under two scenarios, the first assuming that the Truetime Transaction has not been completed and the second assuming that the Truetime Transaction has been completed.

With respect to the data and discussions relating to the business prospects and financial outlook of the Parent and the Company, upon advice of the Parent and the Company, respectively, we have assumed that such data has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Parent and Company as to the projected synergies of the transaction as well as the future financial performance of the Parent and the Company respectively, and that the Parent and the Company will perform substantially in accordance with such financial data and estimates. We express no opinion as to such financial data and estimates or the assumptions on which they were based.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Parent and the Company (including, without limitation, the financial statements and related notes thereto of the Parent and the Company), and have not assumed responsibility for independently verifying and have not independently verified such information. We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities of the Parent or the Company, and we have not been furnished with any such valuations or appraisals. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Parent or the Company. Additionally, we have not been asked and did not consider the possible effects of any litigation or other legal claims.

Symmetricom, Inc.
May 22, 2002

We have assumed that the Merger will be accounted for by the Parent as a purchase transaction under generally accepted accounting principles and will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement, and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. In addition, in arriving at our opinion, we have assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no restrictions, including any divestiture requirements, will be imposed that would have a material effect on the combined Company. We have assumed that the executed version of the Agreement will not differ, in any respect material to our opinion, from the Latest Draft Agreement.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not under-taken to reaffirm or revise this Opinion or otherwise comment upon events occurring after the date hereof and do not have any obligations to update, revise or reaffirm this Opinion. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Parent in connection with its consideration of the transactions contemplated by the Agreement. Further, our opinion does not address the merits of the underlying decision by the Parent to engage in such transaction. This Opinion shall not be otherwise referred upon, published or otherwise used, nor shall any public references to us be made without our prior written approval.

We are not expressing any opinion herein as to the prices at which the Parent Common Stock has traded or will trade following the announcement or consummation of the merger.

Our opinion relates solely to the Merger Consideration. We have not reviewed, nor does our opinion in any way address, other Merger terms or arrangements, including without limitation the financial or other terms of any support agreement with stockholders of Parent or Company, any employment or non-competition agreement with Company management or any break-up or termination fee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Parent.

Very truly yours,

/s/ RBC DAIN RAUSCHER, INC.

ANNEX C

[Letterhead of Robertson Stephens]

May 22, 2002

Board of Directors
Datum Inc.
9975 Toledo Way
Irvine, California 92618

Members of the Board:

We understand that Datum Inc. (the “Company”), Symmetricom, Inc. (“Acquiror”) and Dublin Acquisition Corp., a wholly owned subsidiary of Acquiror (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) which will provide, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Acquiror. Under the terms, and subject to the conditions, set forth in a draft of the Agreement dated May 21, 2002 (the “Draft Agreement”), at the effective time of the Merger, the outstanding shares of common stock of the Company, par value $0.25 per share (“Company Common Stock”), other than certain shares to be canceled pursuant to the Agreement, will be converted into the right to receive 2.7609 shares (the “Exchange Ratio”) of the common stock of Acquiror, par value $0.0001 per share (“Acquiror Common Stock”). The terms and conditions of the Merger are set out more fully in the Draft Agreement.

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view and as of the date hereof to the “Holders of Company Common Stock.” The “Holders of Company Common Stock” shall be defined as all holders of Company Common Stock other than Acquiror, Merger Sub or any affiliates of Acquiror or Merger Sub.

For purposes of this opinion we have, among other things:

(i)	reviewed certain publicly available financial statements and other business and financial information of each of the Company and Acquiror;

(ii)
reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning (a) the Company prepared by the management of the Company and (b) Acquiror prepared by the managements of Acquiror and of the Company;

(iii)	reviewed with the Company and Acquiror certain publicly available estimates of research analysts relating to the Company and Acquiror;

(iv)
held discussions with the respective managements of the Company and Acquiror concerning the businesses, past and current operations, financial condition and future prospects of both the Company and Acquiror, independently and combined, including discussions with the respective managements of the Company and Acquiror concerning cost savings and other synergies that are expected to result from the Merger as well as their views regarding the strategic rationale for the Merger;

(v)	reviewed the financial terms and conditions set forth in the Draft Agreement;

Board of Directors
Datum Inc.
May 22, 2002

(vi)	reviewed the stock price and trading history of Company Common Stock and Acquiror Common Stock;

(vii)
compared the financial performance of the Company and Acquiror and the prices and trading activity of Company Common Stock and Acquiror Common Stock with that of certain other publicly traded companies comparable with the Company and Acquiror, respectively;

(viii)	compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

(ix)	reviewed the pro forma impact of the Merger on Acquiror’s revenue per share and earnings per share;

(x)	prepared an analysis of the relative contributions of the Company and Acquiror to the combined company;

(xi)	prepared a discounted cash flow analysis of the Company;

(xii)	participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and

(xiii)	made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the respective managements of the Company and Acquiror) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the respective managements of the Company and Acquiror that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or Acquiror, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for Acquiror and the Company (including projections with respect to operations of the combined companies following the Merger) that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the managements of Acquiror and the Company, respectively, as to the future financial condition and performance of the Company and Acquiror, respectively, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the historical financial statements of each of the Company and Acquiror reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have also assumed that the Exchange Ratio will not be reduced as a result of a purchase price adjustment, transaction expenses limitation or other provision of the Draft Agreement. We are aware that Acquiror and TrueTime, Inc. (“TrueTime”) have entered into an Agreement and Plan of Merger, dated March 27, 2002, pursuant to which Acquiror has agreed to acquire TrueTime (the “TrueTime Acquisition”). In that regard, we have only reviewed certain publicly available financial statements and other business and financial information relating to TrueTime and the TrueTime Acquisition and certain limited financial projections for TrueTime. With the consent of the Company, we have therefore assumed that neither the consummation of the

Board of Directors
Datum Inc.
May 22, 2002

TrueTime Acquisition nor the failure to consummate the TrueTime Acquisition will have a material adverse effect on Acquiror or the Company, separately or combined, or the contemplated benefits of the Merger.

This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Holders of Company Common Stock of the Exchange Ratio. We do not express any opinion as to (i) any tax or other consequences that might result from the Merger or (ii) what the value of Acquiror Common Stock will be when issued to the Company’s stockholders pursuant to the Merger or the price at which the shares of Acquiror Common Stock that are issued pursuant to the Merger may be traded in the future. Our opinion does not address the relative merits of the Merger and the other business strategies that the Company’s Board of Directors has considered or may be considering, nor does it address the decision of the Company’s Board of Directors to proceed with the Merger. Neither does our opinion address any legal or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.

We are acting as financial advisor to the Company in connection with the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the ordinary course of business, we may trade in the Company’s securities and Acquiror’s securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in the Company’s securities or Acquiror’s securities.

Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company or Acquiror as to how such stockholder should vote, or take any other action, with respect to the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Holders of Company Common Stock from a financial point of view.

Very truly yours,

ROBERTSON STEPHENS, INC.

/S/ ROBERTSON STEPHENS, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law ("Delaware Law") permits Symmetricom's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of Symmetricom, or serving or having served, at the request of Symmetricom, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Article VII of Symmetricom's Restated Certificate of Incorporation (the "Symmetricom Certificate") provides for indemnification of its directors, officers, employees and other agents to the fullest extent permitted by law.

As permitted by sections 102 and 145 of Delaware Law, the Symmetricom Certificate eliminates the liability of a Symmetricom director for monetary damages to Symmetricom and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under section 174 of Delaware Law or liability for any breach of the director's duty of loyalty to Symmetricom or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.
Symmetricom maintains officers' and directors' insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.

Item 21.    Exhibits and Financial Statement Schedules

(a)  Exhibits.

Exhibit Number	Notes	Description of Document
2.1	#
Agreement and Plan of Merger, dated May 22, 2002, among the Registrant, Datum Inc., a Delaware corporation, and Dublin Acquisition Subsidiary, Inc., a Delaware corporation, included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference.

		The following exhibits and schedules to the Agreement and Plan of Merger have been omitted. Symmetricom will furnish copies of the omitted schedules and exhibits to the Commission upon request.

		—Company Disclosure Schedule

		—Parent Disclosure Schedule

		—Schedule 1.1

		—Schedule 2.2(d) (if applicable)

2.2	(1)	Agreement and Plan of Merger, dated January 3, 2002, among the Registrant and Symmetricom, Inc., a California corporation.

2.3	(2)	Agreement and Plan of Merger, dated as of March 27, 2002, together with the First Amendment thereto dated as of June 26, 2002, among the Registrant, TrueTime Inc. and Sco-TRT Acquisition, Inc.

Exhibit Number	Notes	Description of Document

The following exhibits and schedules to the Agreement and Plan of Merger have been omitted. Symmetricom will furnish copies of the omitted schedules and exhibits to the Commission upon request.

—Disclosure Schedule

—Schedule 2.2(d),if applicable

—Schedule 7.13(a)

—Exhibit C—Form of Extended Employment Agreement

—Exhibit D—Form of Three Month Employment Agreement

3.1	(1)	Amended and Restated Certificate of Incorporation of the Registrant.

3.2	(1)	Bylaws of the Registrant.

4.1	(3)	Rights Agreement dated as of August 9, 2001 between the Registrant and Mellon Investor Services.

5.1	*	Opinion of Pillsbury Winthrop LLP as to legality of the securities being registered.

8.1	#	Opinion of Pillsbury Winthrop LLP regarding certain federal income tax consequences relating to the merger.

8.2	#	Opinion of Stradling Yocca Carlson & Rauth P.C. regarding certain federal income tax consequences relating to the merger.

23.1	#	Consent of Deloitte & Touche LLP.

23.2	#	Consent of PricewaterhouseCoopers LLP.

23.3	#	Consent of PricewaterhouseCoopers LLP.

23.4	*	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

23.5	#	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).

23.6	#	Consent of Stradling Yocca Carlson & Rauth P.C. (included in the Opinion filed as Exhibit 8.2 to this Registration Statement).

23.7	*	Consent of RBC Dain Rauscher, Inc.

24.1	*	Power of Attorney (see page II-4 of Registrant’s registration statement on Form S-4 (file no. 333-97781) dated August 7, 2002).

99.1	#	Form of Datum Inc. Proxy Card

99.2	#	Form of Symmetricom, Inc. Proxy Card.

99.3	*	Consent of Robertson Stephens, Inc.

#	Filed herewith.
*	Previously filed.
(1)	Incorporated by reference from exhibits to the Registrant’s current report on Form 8-K filed January 9, 2002.
(2)	Incorporated by reference from Annexes A and B, respectively, to the Registrant’s registration statement on Form S-4 (file no. 333-92392) filed July 15, 2002.
(3)	Incorporated by reference from exhibits to Registrant’s registration statement on Form 8-A filed November 13, 2001.

Item 22.    Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus (1) that is filed pursuant to the paragraph immediately preceding, or (2) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus which forms a part of this registration statement pursuant to Items 4, 10(b), 11, or 13 of this registration statement, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

The registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Symmetricom being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on September 13, 2002.

SYMMETRICOM, INC.

By:	/s/ THOMAS W. STEIPP
Thomas W. Steipp President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on September 13, 2002.

Signature	Title

/s/ THOMAS W. STEIPP Thomas W. Steipp	President and Chief Executive Officer and Director

* William Slater	Chief Financial Officer (Principal Financial and Accounting Officer)

* Richard W. Oliver	Chairman of the Board

* Robert T. Clarkson	Director

* Robert M. Neumeister, Jr.	Director

* Krish A. Prabhu	Director

* Richard N. Snyder	Director

*By:	/S/ THOMAS W. STEIPP
Thomas W. Steipp Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Notes	Description of Document
2.1	#
Agreement and Plan of Merger, dated May 22, 2002, among the Registrant, Datum Inc., a Delaware corporation, and Dublin Acquisition Subsidiary, Inc., a Delaware corporation, included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference.

		The following exhibits and schedules to the Agreement and Plan of Merger have been omitted. Symmetricom will furnish copies of the omitted schedules and exhibits to the Commission upon request.

		—Company Disclosure Schedule

		—Parent Disclosure Schedule

		—Schedule 1.1

		—Schedule 2.2(d) (if applicable)

2.2	(1)	Agreement and Plan of Merger, dated January 3, 2002, among the Registrant and Symmetricom, Inc., a California corporation.

2.3	(2)	Agreement and Plan of Merger, dated as of March 27, 2002, together with the First Amendment thereto dated as of June 26, 2002, among the Registrant, TrueTime Inc. and Sco-TRT Acquisition, Inc.

		The following exhibits and schedules to the Agreement and Plan of Merger have been omitted. Symmetricom will furnish copies of the omitted schedules and exhibits to the Commission upon request.

		—Disclosure Schedule

		—Schedule 2.2(d),if applicable

		—Schedule 7.13(a)

		—Exhibit C—Form of Extended Employment Agreement

		—Exhibit D—Form of Three Month Employment Agreement

3.1	(1)	Amended and Restated Certificate of Incorporation of the Registrant.

3.2	(1)	Bylaws of the Registrant.

4.1	(3)	Rights Agreement dated as of August 9, 2001 between the Registrant and Mellon Investor Services.

5.1	*	Opinion of Pillsbury Winthrop LLP as to legality of the securities being registered.

8.1	#	Opinion of Pillsbury Winthrop LLP regarding certain federal income tax consequences relating to the merger.

8.2	#	Opinion of Stradling Yocca Carlson & Rauth P.C. regarding certain federal income tax consequences relating to the merger.

Exhibit Number	Notes	Description of Document

23.1	#	Consent of Deloitte & Touche LLP.

23.2	#	Consent of PricewaterhouseCoopers LLP.

23.3	#	Consent of PricewaterhouseCoopers LLP.

23.4	*	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

23.5	#	Consent of Pillsbury Winthrop LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).

23.6	#	Consent of Stradling Yocca Carlson & Rauth P.C. (included in the Opinion filed as Exhibit 8.2 to this Registration Statement).

23.7	*	Consent of RBC Dain Rauscher, Inc.

24.1	*	Power of Attorney (see page II-4 of Registrant’s registration statement on Form S-4 (file no. 333-97781) dated August 7, 2002).

99.1	#	Form of Datum Inc. Proxy Card

99.2	#	Form of Symmetricom, Inc. Proxy Card.

99.3	*	Consent of Robertson Stephens, Inc.

#	Filed herewith.
*	Previously filed.
(1)	Incorporated by reference from exhibits to the Registrant’s current report on Form 8-K filed January 9, 2002.
(2)	Incorporated by reference from Annexes A and B, respectively, to the Registrant’s registration statement on Form S-4 (file no. 333-92392) filed July 15, 2002.
(3)	Incorporated by reference from exhibits to Registrant’s registration statement on Form 8-A filed November 13, 2001.